As filed with the Securities and Exchange Commission on December 23, 1996
                                                   File No.: 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                       FORM S-4
                                REGISTRATION STATEMENT
                                        Under
                              THE SECURITIES ACT OF 1933

                         KEYSTONE AUTOMOTIVE INDUSTRIES, INC.
                (Exact name of registrant as specified in its charter)


     California                        5013                      95-2920557
(State or other jurisdiction of  (Primary Standard Industrial  (I.R.S. Employer
 incorporation or organization)    Classification Code Number)  Identification
                                                                     Number)

                                700 East Bonita Avenue
                              Pomona, California  91767
                                    (909) 624-8041
                 (Address, including zip code, and telephone number,
          including area code, of registrant's principal executive offices)

                                  Charles J. Hogarty
                                      President
                                700 East Bonita Avenue
                              Pomona, California  91767
                                    (909) 624-8041
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                      Copies to:


         Paul H. Irving, Esq.                John A. Grimstad, Esq.
         Peter M. Menard, Esq.                David C. Grorud, Esq.
    Manatt, Phelps & Phillips, LLP            Daniel A. Yarano, Esq.
    11355 West Olympic Boulevard             Fredrikson & Byron, P.A.
    Los Angeles, California 90064           1100 International Centre
         (310) 312-4196                       900 2nd Avenue  South
                                           Minneapolis, Minnesota  55402
                                                 (612) 347-7000


    Approximate date of commencement of proposed sale to the public: Upon consummation of the Merger, as described in the Registration Statement.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box . / /

                           CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                              Proposed               Proposed
                                        Amount                maximum                maximum                Amount of
    Title of each class of              to be              offering price           aggregate             registration
 securities to be registered          registered              per unit          offering price(2)              fee
-----------------------------------------------------------------------------------------------------------------------
Common Stock  . . . . . . . .        2,450,000(1)               N/A                 $8,621,550               $2,613
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

(1) The number of shares to be registered pursuant to this Registration Statement is based on the number of shares of Common Stock of the Registrant issuable to shareholders of North Star Plating Company ("North Star") in the proposed merger of North Star with and into Registrant.
(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) under the Securities Act of 1933, as amended, based on the product of the estimated maximum number of shares of North Star to be acquired in the merger for stock of the Registrant (6,762) multiplied by the book value of North Star's Common Stock on December 19, 1996 ($1,275).
                                   _______________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[Logo]            KEYSTONE AUTOMOTIVE INDUSTRIES, INC.


                                                                January __, 1997

Dear Shareholders:

          You are cordially invited to attend a special meeting of the shareholders of Keystone Automotive Industries, Inc. ("Keystone") to be held on ___________, February ___, 1997 commencing at 10:00 a.m., Pacific Standard Time, at _____________________, ________________, ______________, California,
and any adjournment or postponement thereof (the "Keystone Meeting").

          At the Keystone Meeting, you will be asked (i) to consider and to vote upon a proposal to approve an Agreement and Plan of Merger (the "Merger Agreement") dated as of December 6, 1996, by and among Keystone, North Star Acquisition, Inc., a newly formed subsidiary of Keystone (the "Subsidiary"), North Star Plating Company ("North Star") and Ronald G. Brown and Kim D. Wood (collectively, the "Principal Shareholders") and (ii) to transact such other business as properly may come before the Keystone Meeting. The Merger Agreement provides, among other things, that (i) the Subsidiary will be merged with and into North Star (the "Merger"), (ii) all shares of the capital stock of North Star issued and outstanding immediately prior to the Merger will be converted into the right to receive an aggregate of 2,450,000 shares of the Common Stock of Keystone (or approximately 25.1% of the shares of the Common Stock of Keystone to be issued and outstanding immediately after the Merger) and (iii) Ronald G. Brown, a director, officer and principal shareholder of North Star, will become a director of Keystone. As a result of the Merger, North Star will become a wholly owned subsidiary of Keystone.

          A summary of the Merger Agreement and the Merger are set forth in the accompanying Proxy Statement/Information Statement/Prospectus, and a copy of the Merger Agreement is attached thereto as Appendix A. See "The Merger" and The Merger Agreement." You are strongly urged to carefully consider this information, and the other information contained elsewhere in the Proxy Statement/Information Statement/Prospectus concerning Keystone and North Star, before voting on the Merger Agreement.

          After careful consideration, the Board of Directors of Keystone has determined that the transactions contemplated by the Merger Agreement are in the best interests of Keystone and its shareholders. Accordingly, the Board of Directors has unanimously approved the Merger Agreement and recommends that all shareholders of Keystone vote FOR its approval. The Board of Directors believes that the Merger, among other things, will (i) expand the geographic scope of Keystone's distribution network in the Midwest and the mid-Atlantic states, (ii) provide Keystone with a stable supply of new and recycled chrome bumpers, (iii) enhance Keystone's position as the nation's leading distributor of aftermarket collision replacement parts, (iv) enable Keystone to leverage North Star's distribution system and (v) enhance Keystone's operating efficiencies. See "The Merger -- Reasons for the Merger" and "The Merger -- Recommendation of the Board of Directors." The Board of Directors also has reviewed the opinion of FMV Opinions, Inc., a business valuation firm retained by Keystone, that the terms of the transactions contemplated by the Merger Agreement are fair to Keystone and its shareholders from a financial point of view. A copy of this opinion is attached to the accompanying Proxy Statement/Information Statement/ Prospectus as Appendix B. See "The Merger -- Opinion of Financial Advisor."

          The Merger Agreement must be approved by the holders of a majority of the issued and outstanding shares of the Common Stock of Keystone entitled to vote thereon. YOUR VOTE IS IMPORTANT. FAILURE TO VOTE OR TO RETURN YOUR PROXY CARD WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER AGREEMENT. THEREFORE, WHETHER OR NOT YOU PLAN TO ATTEND THE KEYSTONE MEETING IN PERSON AND REGARDLESS OF THE NUMBER OF SHARES YOU OWN, I URGE

YOU TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED, PREPAID ENVELOPE AS SOON AS POSSIBLE. You may, of course, attend the Keystone Meeting and vote in person, even if you have previously returned your proxy card.

                             Sincerely yours,



                             Virgil K. Benton II
                             CHAIRMAN OF THE BOARD
                             AND CHIEF EXECUTIVE OFFICER






                                YOUR VOTE IS IMPORTANT
                       PLEASE SIGN, DATE AND RETURN YOUR PROXY

[Logo]                   KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                                 ____________________


                      NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                                  FEBRUARY __, 1997

                                 ____________________



         A special meeting (the "Keystone Meeting") of the shareholders of Keystone Automotive Industries, Inc., a California corporation ("Keystone"), will be held on ____, February __, 1997 commencing at 10:00 a.m., Pacific Standard Time, at ______________, ___________, __________, California for the
following purposes:

         1. APPROVAL OF MERGER AGREEMENT. To consider and to vote upon a proposal to approve an Agreement and Plan of Merger (the "Merger Agreement") dated as of December 6, 1996, by and among Keystone, North Star Acquisition, Inc., a newly formed subsidiary of Keystone (the "Subsidiary"), North Star Plating Company ("North Star") and Ronald G. Brown and Kim D. Wood (collectively, the "Principal Shareholders"), pursuant to which, among other things, (i) the Subsidiary will be merged with and into North Star (the "Merger"), (ii) all shares of the capital stock of North Star issued and outstanding immediately prior to the Merger will be converted into the right to receive an aggregate of 2,450,000 shares of the Common Stock of Keystone (or approximately 25.1% of the shares of the Common Stock of Keystone to be issued and outstanding immediately after the Merger) and (iii) Ronald G. Brown, a director, officer and principal shareholder of North Star, will become a director of Keystone. As a result of the Merger, North Star will become a wholly owned subsidiary of Keystone.

         2. OTHER BUSINESS. To transact such other business as properly may come before the Keystone Meeting or any adjournment or postponement thereof.

         Only persons who are shareholders of record of Keystone (the "Keystone Shareholders") at the close of business on January __, 1997 (the "Record Date") are entitled to notice of and to vote, in person or by proxy, at the Keystone Meeting or any adjournment or postponement thereof.

         The Merger Agreement must be approved by the holders of a majority of the issued and outstanding shares of the Common Stock of Keystone entitled to vote thereon. As of the Record Date, 2,284,162 shares of Common Stock (or approximately 31.3% of the issued and outstanding shares of Common Stock) were owned by certain officers, directors and shareholders of Keystone who have entered into a voting agreement with North Star pursuant to which they are obligated to vote for the Merger Agreement.

         A summary of the Merger Agreement and the Merger are set forth in the accompanying Proxy Statement/Information Statement/Prospectus, and a copy of the Merger Agreement is attached thereto as Appendix A. See "The Merger" and "The Merger Agreement." YOU ARE STRONGLY URGED TO CAREFULLY CONSIDER THIS INFORMATION, AND THE OTHER INFORMATION CONTAINED ELSEWHERE IN THE PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS CONCERNING KEYSTONE AND NORTH STAR, BEFORE VOTING ON THE MERGER AGREEMENT.

                                  By Order of the Board of Directors



                                  Virgil K. Benton II
                                  CHAIRMAN OF THE BOARD
                                  AND CHIEF EXECUTIVE OFFICER

January __, 1997
Pomona, California

          IT IS IMPORTANT THAT ALL SHAREHOLDERS VOTE. WE URGE YOU TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED, PREPAID ENVELOPE AS SOON AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE KEYSTONE MEETING IN PERSON. IF YOU DO ATTEND THE KEYSTONE MEETING, YOU THEN MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO ITS EXERCISE. IN ORDER TO FACILITATE THE PROVISION OF ADEQUATE ACCOMMODATIONS AT THE KEYSTONE MEETING, PLEASE INDICATE ON THE PROXY WHETHER OR NOT YOU PLAN TO ATTEND THE KEYSTONE MEETING.

[Logo]                  NORTH STAR PLATING COMPANY

                                                               January ___, 1997

Dear Shareholders:

          You are cordially invited to attend a special meeting of the shareholders of North Star Plating Company ("North Star") to be held on ____________, February __, 1997 commencing at ___ a.m., Central Standard Time, at _________________, ________________, ________________, Minnesota and
any adjournment or postponement thereof (the "North Star Meeting").

          At the North Star Meeting, you will be asked (i) to consider and to vote upon a proposal to approve an Agreement and Plan of Merger (the "Merger Agreement") dated as of December 6, 1996, by and among North Star, Keystone Automotive Industries, Inc. ("Keystone"), a California corporation and North Star Acquisition, Inc., a newly formed subsidiary of Keystone (the "Subsidiary"), and Ronald G. Brown and Kim D. Wood (collectively, the "Principal Shareholders") and (ii) to transact such other business as properly may come before the North Star Meeting. The Merger Agreement provides, among other things, that (i) the Subsidiary will be merged with and into North Star (the "Merger"), (ii) all shares of the capital stock of North Star issued and outstanding immediately prior to the Merger will be converted into the right to receive an aggregate of 2,450,000 shares of Common Stock of Keystone (or approximately 25.1% of the shares of the Common Stock of Keystone to be issued and outstanding immediately after the Merger) and (iii) Ronald G. Brown, a director, officer and principal shareholder of North Star, will become a director of Keystone. As a result of the Merger, North Star will become a wholly owned subsidiary of Keystone.

          A summary of the Merger Agreement and the Merger are set forth in the accompanying Proxy Statement/Information Statement/Prospectus, and a copy of the Merger Agreement is attached thereto as Appendix A. See "The Merger" and "The Merger Agreement." You are strongly urged to carefully consider this information, and the other information contained elsewhere in the Proxy Statement/Information Statement/Prospectus concerning North Star and Keystone, before voting on the Merger Agreement.

          After careful consideration, the Board of Directors of North Star has determined that the transactions contemplated by the Merger Agreement are in the best interests of North Star and its shareholders. Accordingly, the Board of Directors has unanimously approved the Merger Agreement and recommends that all shareholders of North Star vote FOR its approval. The Board of Directors believes that the Merger, among other things, will (i) provide liquidity to North Star's shareholders through the exchange of North Star's non-publicly traded stock for Keystone's publicly traded stock, (ii) provide an opportunity for North Star's shareholders to continue equity participation in a comparable company with a larger distribution network, and
(iii) allow North Star's shareholders to benefit from the anticipated growth of the combined companies. See "The Merger -- Reasons for the Merger" and "The Merger -- Recommendation of the Board of Directors."

          The Merger Agreement must be approved by the holders of at least 66 2/3% of the issued and outstanding shares of the Common Stock of North Star entitled to vote thereon. YOUR VOTE IS IMPORTANT. FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER AGREEMENT. THEREFORE, YOU ARE STRONGLY ENCOURAGED TO ATTEND THE NORTH STAR MEETING.

                                       Sincerely yours,



                                       Ronald G. Brown
                                       PRESIDENT

[Logo]                        NORTH STAR PLATING COMPANY

                                     -----------

                      NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                                  FEBRUARY __, 1997

                                     -----------

         A special meeting (the "North Star Meeting") of the shareholders of North Star Plating Company, a Minnesota corporation ("North Star"), will be held on _________, February ___, 1997 commencing at ___ a.m., Central Standard Time, at _________________, ___________________, ________________, Minnesota for the
following purposes:

         1. APPROVAL OF MERGER AGREEMENT. To consider and to vote upon a proposal to approve an Agreement and Plan of Merger (the "Merger Agreement") dated as of December 6, 1996, by and among North Star, Keystone Automotive Industries, Inc. ("Keystone"), a California corporation and North Star Acquisition, Inc., a newly formed subsidiary of Keystone (the "Subsidiary"), and Ronald G. Brown and Kim D. Wood (collectively, the "Principal Shareholders"), and to transact such other business as properly may come before the North Star Meeting. The Merger Agreement provides, among other things, that (i) the Subsidiary will be merged with and into North Star (the "Merger"), (ii) all shares of the capital stock of North Star issued and outstanding immediately prior to the Merger will be converted into the right to receive an aggregate of 2,450,000 shares of Common Stock of Keystone (or approximately 25.1% of the shares of the Common Stock of Keystone to be issued and outstanding immediately after the Merger) and (iii) Ronald G. Brown, a director, officer and principal shareholder of North Star, will become a director of Keystone. As a result of the Merger, North Star will become a wholly owned subsidiary of Keystone.

         2. OTHER BUSINESS. To transact such other business as properly may come before the North Star Meeting or any adjournment or postponement thereof.

            NORTH STAR IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED
                           NOT TO SEND NORTH STAR A PROXY.

         Only persons who are shareholders of record of North Star (the "North Star Shareholders") at the close of business on January ___, 1997 (the "North Star Record Date") are entitled to notice of and to vote, in person or by proxy, at the North Star Meeting or any adjournment or postponement thereof.

         The Merger Agreement must be approved by the holders of at least 66 2/3% of the issued and outstanding shares of the Common Stock of North Star entitled to vote thereon. As of the North Star Record Date, 4,968.26 shares of Common Stock (or approximately 73.5% of the issued and outstanding shares of Common Stock) were owned by the Principal Shareholders who have entered into an affiliate agreement with Keystone pursuant to which they have granted Keystone an irrevocable proxy and appointed Keystone as attorney-in-fact to vote such Principal Shareholders' shares of North Star's Common Stock held by them in favor of the Merger.

         A summary of the Merger Agreement and the Merger are set forth in the accompanying Proxy Statement/Information Statement/Prospectus, and a copy of the Merger Agreement is attached thereto as Appendix A. See "The Merger" and "The Merger Agreement." YOU ARE STRONGLY URGED TO CAREFULLY CONSIDER THIS INFORMATION, AND THE OTHER INFORMATION CONTAINED ELSEWHERE IN THE PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS CONCERNING NORTH STAR AND KEYSTONE BEFORE VOTING ON THE MERGER AGREEMENT.


                             By Order of the Board of Directors


                             Ronald G. Brown
                             PRESIDENT
January ___, 1997
Minneapolis, Minnesota

         IT IS IMPORTANT THAT ALL SHAREHOLDERS ATTEND THE NORTH STAR MEETING
                                      AND VOTE.

                         KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                                   PROXY STATEMENT

                                         AND

                              NORTH STAR PLATING COMPANY

                                INFORMATION STATEMENT

                                         FOR

                           SPECIAL MEETINGS OF SHAREHOLDERS

                                  FEBRUARY __, 1997
                              __________________________

                         KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                                      PROSPECTUS

                           2,450,000 SHARES OF COMMON STOCK
                              __________________________

         This Proxy Statement/Information Statement/Prospectus is being furnished to the shareholders of record of the Common Stock (the "Keystone Shareholders") of Keystone Automotive Industries, Inc., a California corporation ("Keystone"), as of the close of business on January __, 1997 (the "Keystone Record Date") in connection with the solicitation of proxies by the Board of Directors of Keystone for use at a special meeting of the Keystone Shareholders to be held on ___, February __, 1997, or any adjournment or postponement thereof (the "Keystone Meeting"), and to the shareholders of record of the Common Stock (the "North Star Shareholders") of North Star Plating Company, a Minnesota corporation ("North Star"), as of the close of business on January ___, 1997 (the "North Star Record Date") in connection with the matters to be considered and voted upon at a special meeting of the North Star Shareholders to be held on February ___, 1997, or any adjournment or postponement thereof (the "North Star Meeting").

         At the Keystone Meeting and the North Star Meeting (the "Meetings"), the Keystone Shareholders and the North Star Shareholders will be asked (i) to consider and to vote upon a proposal to approve an Agreement and Plan of Merger (the "Merger Agreement") dated as of December 6, 1996, by and among Keystone, North Star Acquisition, Inc., a newly formed subsidiary of Keystone (the "Subsidiary"), North Star and Ronald G. Brown and Kim D. Wood (collectively, the "Principal Shareholders") and (ii) to transact such other business as properly may come before the Meetings. The Merger Agreement provides, among other things, that (i) the Subsidiary will be merged with and into North Star (the "Merger"), (ii) all shares of the capital stock of North Star issued and outstanding immediately prior to the Merger will be converted into the right to receive an aggregate of 2,450,000 shares of the Common Stock of Keystone (or approximately 25.1% of the shares of the Common Stock of Keystone issued and outstanding immediately after the Merger) and (iii) Ronald G. Brown, a director, officer and principal shareholder of North Star, will become a director of Keystone. As a result of the Merger, North Star will become a wholly owned subsidiary of Keystone.

         This Proxy Statement/Information Statement/Prospectus also serves as a prospectus of Keystone under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the issuance of the 2,450,000 shares of the Common Stock of Keystone into which the outstanding capital stock of North Star will be converted upon the consummation of the Merger.

         SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN EVALUATING THE MERGER AND THE ACQUISITION OF THE SECURITIES TO BE ISSUED IN CONNECTION THEREWITH.

         This Proxy Statement/Information Statement/Prospectus is first being mailed to the Keystone Shareholders and the North Star Shareholders on or about January __, 1997.

         On January __, 1997, the last reported sale price of the Common Stock of Keystone on the Nasdaq National Market was $________ per share.

                                ______________________

            THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/
              INFORMATION STATEMENT/PROSPECTUS HAVE NOT BEEN APPROVED OR
               DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION NOR HAS THE HAS THE SECURITIES
                   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROXY STATEMENT/INFORMATION  STATEMENT/PROSPECTUS.  ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                ______________________

                    The date of this Proxy Statement/Information
                      Statement/Prospectus is January __, 1997.

                                  TABLE OF CONTENTS

                                                                            Page
                                                                            ----

AVAILABLE INFORMATION.........................................................5

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...............................5

SUMMARY.......................................................................6
    Keystone..................................................................6
    North Star................................................................6
    The Meetings..............................................................7
    The Merger................................................................8
    Reasons for the Merger and Recommendation of the Boards of Directors......8
    Opinion of Financial Advisor..............................................9
    Interests of Certain Persons in the Merger................................9
    The Merger Agreement......................................................9
    Costs of Transaction.....................................................10
    Certain Federal Income Tax Consequences..................................11
    Accounting Treatment.....................................................11
    Rights of Dissenting Shareholders........................................11
    Keystone Summary Financial and Operating Data............................12
    North Star Summary Financial and Operating Data..........................13
    Summary Combined Historical Unaudited Pro Forma Financial and Operating
     Data....................................................................14
    Comparative Unaudited Per Share Data.....................................16

RISK FACTORS.................................................................
    Risk Factors Relating to the Merger......................................17
    Risk Factors Relating to the Industry....................................18
    Risk Factors Relating to Keystone........................................18
    Risk Factors Relating to North Star......................................20
THE MEETINGS.................................................................22
    Date, Time and Place.....................................................22
    Matters to be Considered.................................................22
    Record Dates.............................................................22
    Votes Required for Approval..............................................22
    Voting of Proxies........................................................23
    Solicitation of Proxies..................................................24
    Security Ownership of Principal Shareholders, Directors and Executive
     Officers................................................................24

THE MERGER...................................................................
    General..................................................................25
    Background of the Merger.................................................25
    Reasons for the Merger...................................................26
    Recommendation of the Boards of Directors................................27
    Opinion of Financial Advisor.............................................29
    Interests of Certain Persons in the Merger...............................32
    Resale of Shares Issued in the Merger....................................33
    Certain Federal Income Tax Consequences..................................33
    Accounting Treatment.....................................................35
    Rights of Dissenting Shareholders........................................35
    Regulatory Approvals.....................................................38

                                                                            Page
                                                                            ----

    Nasdaq Listing...........................................................39
    Comparison of Rights of Shareholders of Keystone and North Star..........39

THE MERGER AGREEMENT.........................................................45
    The Merger...............................................................45
    Conversion of North Star Common Stock....................................45
    Representations and Warranties...........................................46
    Conduct of Business Pending the Merger...................................46
    Conditions to Consummation of the Merger.................................47
    Solicitation of Alternative Transactions.................................48
    Indemnification..........................................................49
    Termination, Amendment and Waiver........................................50
    Voting Agreement.........................................................51
    Registration Rights Agreement............................................51
    Affiliate Agreement......................................................52

INFORMATION CONCERNING KEYSTONE..............................................52
    General..................................................................52
    Industry Overview........................................................52
    Competitive Strengths....................................................54
    Growth Strategy..........................................................55
    Business.................................................................56
    Dividend Policy..........................................................60
    Price Range of Common Stock..............................................60
    Selected Financial Data..................................................60
    Management's Discussion and Analysis of Financial Condition and Results
     of Operations...........................................................63
    Directors, Executive Officers and Key Personnel..........................68
    Executive Compensation...................................................69
    Compensation Committee Interlocks and Insider Participation..............71
    Employee Benefit Plans...................................................71
    Ownership of Keystone Common Stock.......................................75
    Certain Transactions.....................................................76
    Limitation on Liability and Indemnification..............................77
    Description of Capital Stock.............................................77

INFORMATION CONCERNING NORTH STAR............................................78
    General..................................................................78
    Business.................................................................78
    Selected Financial Data..................................................82
    Management's Discussion and Analysis of Financial Condition and Results
     of Operations...........................................................83
    Directors and Executive Officers.........................................86
    Executive Compensation...................................................86
    Ownership of North Star Common Stock.....................................87
    Certain Transactions.....................................................87

COMBINED UNAUDITED PRO FORMA FINANCIAL STATEMENTS............................88

LEGAL MATTERS................................................................94

EXPERTS......................................................................94

                                                                           Page
                                                                           ----

SHAREHOLDER PROPOSALS........................................................95

INDEX TO FINANCIAL STATEMENTS...............................................F-1

KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

    Report of Independent Auditors..........................................F-2
    Balance Sheets at March 31, 1995 and March 29, 1996.....................F-3
    Statements of Income for years ended March 25, 1994,
       March 31, 1995 and March 29, 1996....................................F-4
    Statements of Shareholders' Equity for the years ended
       March 25, 1994, March 31, 1995 and March 29, 1996....................F-5
    Statements of Cash Flows for the years ended
       March 25, 1994, March 31, 1995 and March 29, 1996....................F-6
    Notes to Financial Statements...........................................F-7
    Balance Sheet (Unaudited) at September 27, 1996........................F-14
    Statements of Income (Unaudited) for the six-month
       periods ended September 29, 1995 and  September 27, 1996............F-15
    Statements of Cash Flows (Unaudited) for the-six month
       periods ended September 29, 1995 and September 27, 1996.............F-16
    Notes to Financial Statements (Unaudited)..............................F-17

NORTH STAR PLATING COMPANY
    Report of Independent Auditors.........................................F-19
    Balance Sheets at September 30, 1995 and September 30, 1996............F-20
    Statements of Income and Shareholders' Equity for years ended
      September 30, 1994, September 30, 1995 and September 30, 1996........F-22
    Statements of Cash Flows for years ended September 30, 1994,
     September 30, 1995 and September 30, 1996.............................F-23
    Notes to Financial Statements..........................................F-24

APPENDIX A - Agreement and Plan of Merger

APPENDIX B - Opinion of FMV Opinions, Inc

APPENDIX C - Voting Agreement

APPENDIX D - Registration Rights Agreement

APPENDIX E - Affiliate Agreement

APPENDIX F - Selected Provisions of the California General Corporation Law
              Regarding Dissenters' Rights

APPENDIX G - Selected Provisions of the Minnesota Business Corporation Act
              Regarding Dissenters' Rights

                                AVAILABLE INFORMATION

         Keystone is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Keystone with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Electronic reports, proxy statements and other information filed through the Commission's Electronic Gathering Analysis and Retrieval System are publicly available through the Commission's Web Site (http://www.sec.gov). The Common Stock of Keystone is traded on the Nasdaq National Market. Reports, proxy statements and other information concerning Keystone can be inspected at the offices of National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006.

         Keystone has filed with the Commission a Registration Statement on Form S-4 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act, relating to the shares of the Common Stock of Keystone into which the outstanding capital stock of North Star will be converted upon the consummation of the Merger. This Proxy Statement/Information Statement/Prospectus, which constitutes part of the Registration Statement, does not contain all the information set forth or incorporated by reference in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. The Registration Statement is available for inspection and copying at the offices of the Commission set forth above. Statements contained in this Proxy Statement/Information Statement/Prospectus, or in any document incorporated herein by reference, as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

         All information contained or incorporated by reference in this Proxy Statement/Information Statement/Prospectus relating to Keystone has been supplied by Keystone, and all information herein relating to North Star has been supplied by North Star.

         No person has been authorized to give any information or to make any representation with respect to the matters described herein other than those contained herein or in the documents incorporated by reference herein, and, if given or made, such information or representation must not be relied upon as having been authorized by Keystone or North Star. This Proxy Statement/ Information Statement/Prospectus does not constitute an offer to sell or an offer to buy any securities, or a solicitation of an offer to sell or a solicitation of an offer to buy any securities, other than those to which it relates or an offer to sell or an offer to buy any securities, or a solicitation of an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of a proxy, in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Proxy Statement/Information Statement/Prospectus nor the sale of any securities hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of Keystone or North Star since the date hereof or that the information herein or in the documents incorporated by reference herein is correct as of any time subsequent to its date.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         This Proxy Statement/Information Statement/Prospectus incorporates documents by reference that are not presented herein or delivered herewith. Copies of these documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein) are available, without charge, upon oral or written request by any person, including any beneficial owner, to whom this Proxy Statement/Information Statement/Prospectus has been delivered, in the case of documents relating to Keystone or North Star, from Keystone Automotive Industries, Inc., 700 East Bonita Avenue, Pomona, California 91767, Attention: Secretary, telephone number (909) 624-8041. In order to ensure timely delivery of the requested documents prior to the Meetings, any such request should be made by January __, 1997.

                                       SUMMARY

         THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS CONCERNING KEYSTONE, NORTH STAR, THE MERGER AGREEMENT AND THE MERGER. THIS SUMMARY IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION SET FORTH ELSEWHERE IN THIS PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS, THE APPENDICES HERETO AND THE DOCUMENTS INCORPORATED BY REFERENCE OR OTHERWISE REFERRED TO HEREIN. SHAREHOLDERS OF KEYSTONE AND NORTH STAR ARE URGED TO READ THIS PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS AND THE ACCOMPANYING APPENDICES AND SUCH OTHER DOCUMENTS IN THEIR ENTIRETY, AND IN PARTICULAR THE MATTERS REFERRED TO UNDER "RISK FACTORS."

KEYSTONE

         Keystone is the nation's leading distributor of aftermarket collision replacement parts produced by independent manufacturers for automobiles and light trucks. Keystone's product lines consist of automotive body parts, bumpers, autoglass and remanufactured alloy wheels, as well as the paint and other material used in repairing a damaged vehicle. Founded in Southern California in 1947, Keystone now operates a "hub and spoke" distribution system consisting of seven regional hubs and 47 service centers located in 26 states in the West, Midwest, Northeast and South, as well as Tijuana, Mexico. Keystone sells approximately 13,000 stock keeping units to over 17,000 collision repair shops, out of an estimated 48,000 shops nationwide. In addition, Keystone has five facilities which remanufacture collision damaged alloy wheels and one facility which recycles chrome bumpers.

         The distribution industry for aftermarket collision parts is highly fragmented and is consolidating. Keystone's competitors generally are independently owned distributors having from one to three service centers. As a result of the increasing number of aftermarket collision parts and makes and models of automobiles, there is increasing pressure on distributors to maintain larger inventories. In addition, the trend towards larger, more efficient collision repair shops has increased the pressure on distributors to provide price concessions, just-in-time delivery and value-added services, including training, that collision repair shops require in their increasingly complex and competitive industry. As a result of its competitive strengths, Keystone believes that it is better positioned than its generally smaller competitors to meet the demands of its customers.

         Keystone believes that its competitive strengths include its leading market position, relationship with insurance companies, experienced management, entrepreneurial corporate culture, superior customer service and management information and other systems.

         Keystone intends to continue increasing its market share through an integrated strategy of acquisitions, the introduction of new product lines and the expansion of its existing product lines. Although there can be no assurance that Keystone will be successful in its strategy, since April 1992, Keystone has acquired 31 service centers, of which nine have been consolidated with existing locations and four have been closed, and has opened three additional service centers. Keystone seeks to acquire well-established local distributors with strong management and significant market share either to expand into new geographic markets or to increase its penetration in existing markets. Keystone has continually expanded its product lines as additional aftermarket collision parts have become available. Since April 1992, Keystone has introduced such additional products as paint and related supplies and equipment, radiators and condensers, head and tail light assemblies, autoglass and remanufactured alloy wheels.

         Keystone was incorporated in California in 1974 for the purpose of reacquiring the automotive bumper recycling business originally founded in 1947 by Virgil K. Benton, Sr. and sold by him in 1969. Keystone's principal executive offices are located at 700 East Bonita Avenue, Pomona, California 91767, and its telephone number is (909) 624-8041.

NORTH STAR

         North Star is a leading regional distributor of aftermarket collision replacement parts produced by independent manufacturers for automobiles and light trucks and is one of the nation's largest recyclers and producers of non-original equipment manufacturers ("OEMs") chrome plated and plastic bumpers. North Star distributes automotive body parts, bumpers and automotive paint, as well as other materials used in repairing damaged vehicles. North Star sells approximately 24,000 different stock keeping units to over 7,000 collision repair shops located in twelve states in the Midwest and the mid-Atlantic region. Like Keystone, North Star distributes replacement parts using a "hub and spoke" distribution system consisting of four regional distribution hubs and 20 service centers. In addition to its use of the "hub and spoke" distribution system, North Star distributes chrome plated bumpers to wholesale bumper distributors and directly to a manufacturer of truck accessories.

         North Star was incorporated under the laws of the State of Minnesota in 1968. North Star's executive offices are located at 3621 Marshall Street N.E., Minneapolis, Minnesota 55418 and its telephone number is (612) 789-1919.

THE MEETINGS

         KEYSTONE. The Keystone Meeting will be held on __________, February __, 1997 commencing at 10:00 a.m., Pacific Standard Time, at ____________, __________, __________, California.

         At the Keystone Meeting, the Keystone Shareholders will be asked (i) to consider and to vote upon a proposal to approve the Merger Agreement and (ii) to transact such other business as properly may come before the Keystone Meeting.

         Only persons who are shareholders of record of Keystone (the "Keystone Shareholders") at the close of business on January __, 1997 (the "Keystone Record Date") are entitled to notice of and to vote, in person, or by proxy, at the Keystone Meeting.

         Each Keystone Shareholder is entitled to one vote, in person or by proxy, for each share of the Common Stock of Keystone standing in his name on the books of Keystone as of the Keystone Record Date on any matter submitted to the Keystone Shareholders. The Merger Agreement must be approved by the holders of a majority of the issued and outstanding shares of the Common Stock of Keystone entitled to vote thereon. As of the Keystone Record Date, 2,284,162 shares of Common Stock (or approximately 31.3% of the issued and outstanding shares of Common Stock) were owned by certain officers, directors and shareholders of Keystone who have entered into a voting agreement with North Star pursuant to which they are obligated to vote for the Merger Agreement.

         NORTH STAR. The North Star Meeting will be held on ___________, 1997 commencing at ___ a.m., local time, at _____________________.

         At the North Star Meeting, the North Star Shareholders will be asked
(i) to consider and vote upon a proposal to approve the Merger Agreement, and
(ii) to transact such other business as properly may come before the North Star Meeting.

      NORTH STAR IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND
                                  NORTH STAR A PROXY

         Only persons who are shareholders of record of North Star (the "North Star Shareholders") at the close of business on January ___, 1997 (the "North Star Record Date") are entitled to notice of and to vote, in person or by proxy, at the North Star Meeting.

         Each North Star Shareholder is entitled to one vote, in person or by proxy, for each share of North Star's Common Stock held by such North Star Shareholder on the North Star Record Date on any matter submitted to the North Star Shareholders. The affirmative vote of at least 66 2/3% of the outstanding shares of North Star's Common Stock as of the North Star Record Date is required to approve and adopt the Merger Agreement. As of the North Star Record Date, 4,968.26 shares of Common Stock (or approximately 73.5% of the issued and outstanding shares of Common Stock were owned by the Principal Shareholders who have entered into an affiliate agreement with Keystone pursuant to which they have granted Keystone an irrevocable proxy and appointed Keystone as attorney-in-fact to vote such Principal Shareholders' shares of North Star's Common Stock in favor of the Merger.

THE MERGER

         GENERAL.  The Merger Agreement provides, among other things that:
(i) the Subsidiary will be merged with and into North Star; (ii) all shares of the capital stock of North Star issued and outstanding immediately prior to the Merger will be converted into the right to receive an aggregate of 2,450,000 shares of the Common Stock of Keystone (or approximately 25.1% of the shares of the Common Stock of Keystone issued and outstanding immediately after the Merger); and (iii) Ronald G. Brown, a director, officer and principal shareholder of North Star, will become a director of Keystone. As a result of the Merger, North Star will become a wholly owned subsidiary of Keystone.

         EFFECTIVE TIME. The Merger will become effective upon the filing of Articles of Merger with the Secretary of State of Minnesota (the "Effective Time"), which is expected to occur as promptly as practicable after approval of the Merger Agreement by the Keystone Shareholders and the North Star Shareholders and the satisfaction or waiver of the other conditions to the Merger contained in the Merger Agreement.

REASONS FOR THE MERGER AND RECOMMENDATION OF THE BOARDS OF DIRECTORS

         KEYSTONE. The Board of Directors of Keystone has determined that the transactions contemplated by the Merger Agreement are in the best interests of Keystone and its shareholders. Accordingly, the Board of Directors has unanimously approved the Merger Agreement and recommends that all Keystone Shareholders vote FOR its approval. The Board of Directors believes that the Merger, among other things, will: (i) expand the geographic scope of Keystone's distribution network in the Midwest and the mid-Atlantic states; (ii) provide Keystone with a stable supply of new and recycled chrome bumpers; (iii) enhance Keystone's position as the nation's leading distributor of aftermarket collision replacement parts; (iv) enable Keystone to leverage North Star's distribution system; and (v) enhance Keystone's operating efficiencies. The Board of Directors of Keystone also has reviewed the opinion of FMV Opinions, Inc. ("FMV"), a business valuation firm retained by Keystone that the terms of the transactions contemplated by the Merger Agreement are fair to Keystone and its shareholders from a financial point of view. See "The Merger -- Reasons for the Merger," "The Merger -- Recommendation of the Boards of Directors -- Keystone" and "The Merger -- Opinion of Financial Advisor."

         NORTH STAR. The Board of Directors of North Star believes that the transactions contemplated by the Merger Agreement are in the best interests of North Star and its shareholders. Accordingly, the Board of Directors has unanimously approved the Merger Agreement, and recommends that the North Star Shareholders vote "FOR" its approval.

         In reaching its conclusion to approve the Merger Agreement, the Board of Directors of North Star considered the financial and strategic business implications of the Merger and its risks and potential benefits, along with the risks and potential benefits of North Star remaining as an independent company. The Board of Directors of North Star also considered the business, financial condition, results of operation and prospects of North Star, on both a historical and prospective basis. North Star's Board of Directors has recognized that many products sold by North Star and its method of distribution are compatible with Keystone, and that North Star's chrome plating recycling and manufacturing operation and brand of paint products will add a strategic operation and product line to Keystone. Furthermore, competition in the aftermarket collision repair market is intense and includes companies such as Keystone with greater financial resources than North Star.

         North Star's Board of Directors believes that the Merger, among other things, will: (i) provide liquidity to the North Star Shareholders through the exchange of North Star's non-publicly traded stock for Keystone's publicly traded stock; (ii) provide an opportunity for the North Star Shareholders to continue equity participation in a comparable company with a larger distribution network; and (iii) allow the North Star Shareholders to benefit from the anticipated growth of the combined companies. On the basis of these factors, North Star's Board of Directors concluded that the

Merger is fair and in the best interests of North Star and its shareholders. See "The Merger -- Reasons for the Merger" and "The Merger -- Recommendation of the Boards of Directors."

OPINION OF FINANCIAL ADVISOR

         FMV has delivered its written opinion to the Board of Directors of Keystone that, based upon the considerations set forth therein, as of the date thereof, the terms of the transactions contemplated by the Merger Agreement are fair to Keystone and its shareholders from a financial point of view. A copy of the opinion is attached to this Proxy Statement/Information Statement/Prospectus as Appendix B and should be read carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and scope and limitations on the review undertaken by FMV in connection with rendering such opinion. See "The Merger -- Opinion of Financial Advisor."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         In considering the recommendation of the Boards of Directors with respect to the Merger Agreement and the transactions contemplated thereby, shareholders of Keystone and North Star should be aware that certain members of the management of North Star, the Board of Directors of North Star and the Board of Directors of Keystone have certain interests in the Merger that are in addition to the interests of the shareholders of Keystone and North Star generally. Upon the consummation of the Merger: (i) Crowell, Weedon & Co., of which Timothy C. McQuay, a member of Keystone's Board of Directors, is a Managing Director -- Corporate Finance, will be entitled to receive $125,000 in consideration of certain financial advisory services in connection with the Merger; (ii) immediately following the Effective Time, Keystone will cause North Star to enter into employment agreements with Ronald G. Brown and Kim D. Wood;
(iii) Keystone and certain shareholders will use their best efforts to cause to elect and maintain Ronald G. Brown as a director of Keystone; (iv) Keystone will enter into a Registration Rights Agreement with the Principal Shareholders of North Star; and (v) Ronald G. Brown will be released from a personal guarantee whereby he guaranteed certain obligations of North Star to First Bank, N.A. See "The Merger -- Interests of Certain Persons in the Merger."

THE MERGER AGREEMENT

         THE MERGER. The Merger Agreement provides that, at the Effective Time, subject to approval by the Keystone Shareholders and the North Star Shareholders and the satisfaction or waiver of certain other conditions, the Subsidiary will be merged with and into North Star. The separate corporate existence of the Subsidiary will cease and North Star will survive as a wholly owned subsidiary of Keystone (the "Surviving Corporation").

         At the Effective Time, and pursuant to the Merger Agreement, (i) each issued and outstanding share of the Common Stock of North Star will be converted into the right to receive 362.3088 shares of the Common Stock of Keystone, and
(ii) each share of the Subsidiary's Common Stock shall be converted into one share of the Common Stock of the Surviving Corporation. It is intended that upon the Effective Time, the persons who formerly held shares of North Star's Common Stock will hold, in the aggregate, 2,450,000 shares of Keystone's Common Stock.

         REPRESENTATIONS, WARRANTIES AND COVENANTS. The Merger Agreement contains representations and warranties on the part of Keystone, North Star and the Principal Shareholders, as well as covenants concerning the business and operations of Keystone and North Star pending the Effective Time and other customary provisions, including indemnities. See "The Merger Agreement -- Representations and Warranties," "The Merger Agreement -- Indemnification" and "The Merger Agreement -- Conduct of Business Pending the Merger."

         CONDITIONS TO CONSUMMATION OF THE MERGER. The respective obligations of Keystone and North Star to consummate the Merger are subject to satisfaction of the following conditions at or before the Effective Time: (i) Keystone and North Star each shall have received an opinion from their respective independent auditors concurring with the conclusion of Keystone's management as to the appropriateness of pooling-of-interests accounting for the Merger; (ii) approval of the Merger Agreement shall have been obtained by the requisite vote of the outstanding shares of North Star and Keystone entitled to vote; (iii) all authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by any governmental entity necessary for the consummation of the transactions contemplated by the Merger Agreement, shall have been filed, expired or obtained; (iv) the Registration

Statement of which this Proxy Statement/Information Statement/Prospectus is a part shall have become effective and shall not be the subject of any stop order or proceeding seeking a stop order, and this Proxy Statement/Information Statement/Prospectus shall not at the Effective Time be subject to any proceedings commenced or threatened by the Commission; (v) no temporary restraining order, preliminary or permanent injunction or other order issued by any governmental entity of competent jurisdiction nor other legal restraint or prohibition preventing the consummation of the Merger or any other transaction contemplated by the Merger Agreement shall be in effect; (vi) no action shall have been taken, and no statute, rule, regulation or order shall have been enacted, promulgated or issued or deemed applicable to the Merger by any governmental entity which would (A) make the consummation of the Merger illegal, or (B) render Keystone or North Star unable to consummate the Merger except for any waiting period provisions; (vii) the Resale Agreement shall have been entered into (see "Other Conditions" below); and (viii) since the date of the Merger Agreement no Material Adverse Effect (as defined in the Merger Agreement) shall have occurred that is the result of conditions or factors affecting the economy generally or the industry in which Keystone or North Star operates or the result of the announcement of the Merger or actions taken in contemplation thereof. The separate obligations of Keystone and North Star are subject to the satisfaction of certain further conditions at or prior to the Effective Time, as more fully described in the Merger Agreement. See "The Merger Agreement -- Conditions to Consummation of the Merger."

         SOLICITATION OF ALTERNATIVE TRANSACTIONS. North Star has agreed to direct and use its commercially reasonable efforts to cause its officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it) not to initiate, solicit or knowingly encourage, directly or indirectly (including by way of furnishing non-public information or assistance), or take any other action to facilitate knowingly, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any "Competing Transaction" (as defined in the Merger Agreement), or enter into or continue discussions or negotiations with any person in furtherance of such inquiries to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize any of its officers, directors or employees or any investment banker, financial adviser, attorney, accountant or other representative retained by it to take any such action, and North Star has agreed to notify Keystone of all inquiries or proposals which such party may receive relating to any of such matters and if such inquiry or proposal is in writing, shall deliver to the other party a copy of such inquiry or proposal. See "The Merger Agreement - Solicitation of Alternative Transactions."

         TERMINATION OF THE MERGER. The Merger Agreement is subject to termination: (i) by mutual written consent of Keystone and North Star; (ii) if the Merger is not consummated on or before March 28, 1997 (subject to certain limitations); (iii) in the event of certain circumstances, including but not limited to the failure of North Star or Keystone to satisfy certain conditions; or (iv) by Keystone if the Board of Directors of Keystone determine in good faith that failure to withdraw or modify its recommendation would be a breach of its fiduciary duty to the Keystone shareholders. See "The Merger Agreement -- Termination, Amendment and Waiver."

         OTHER AGREEMENTS. Other agreements entered into in connection with the Merger Agreement include (i) a Voting Agreement between North Star and certain officers, directors and shareholders of Keystone, pursuant to which such officers, directors and shareholders have agreed to vote the shares of Keystone's Common Stock held by them in favor of the transactions contemplated by the Merger Agreement at the Keystone Meeting; (ii) a Registration Rights Agreement between Keystone and the North Star Shareholders, pursuant to which the North Star Shareholders will be entitled, subject to certain limitations, to have up to 600,000 shares of Keystone's Common Stock issued in connection with the Merger registered under the Securities Act in connection with the next public offering of Keystone's Common Stock; (iii) an Affiliate Agreement between Keystone and the Principal Shareholders, pursuant to which the Principal Shareholders have agreed to vote the shares of North Star's Common Stock held by them in favor of the transactions contemplated by the Merger Agreement at the North Star Meeting; and (iv) an Employment Agreement between Keystone and each of the Principal Shareholders. See "The Merger Agreement -- Voting Agreement," "The Merger Agreement -- Registration Rights Agreement," "The Merger
Agreement -- Affiliate Agreement," and "The Merger -- Interests of Certain Persons in the Merger."

COSTS OF TRANSACTION

         Keystone and North Star expect to incur charges to operations currently estimated to be $1,000,000, primarily in the quarter in which the Merger is consummated, to reflect non-recurring costs resulting directly from the

Merger. Such costs include investment banking, legal, accounting, printing and other related charges. Additional and unanticipated expenses may be incurred relating to the integration of the businesses of Keystone and North Star, including the integration of product lines and distribution and administrative functions. Each party is responsible for its respective fees and expenses in connection with the Merger. However, in the event the Effective Time has not occurred on or before March 28, 1997 as a result of a material breach of the Merger Agreement by Keystone, Keystone shall reimburse North Star for its reasonable and documented fees and expenses (including reasonable attorney's fees and costs) incurred in connection with the transactions contemplated by the Merger Agreement, in an aggregate amount not to exceed $100,000. In the event the Effective Time has not occurred on or before March 28, 1997 as a result of a material breach of the Merger Agreement by North Star or the Principal Shareholders, North Star shall reimburse Keystone for its reasonable and documented fees and expenses (including reasonable attorney's fees and costs) incurred in connection with the transactions contemplated by the Merger Agreement, in an aggregate amount not to exceed $100,000.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         North Star has received an opinion from Fredrikson & Byron, P.A. that the Merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, and, accordingly, no gain or loss generally should be recognized by the holders of shares of the Common Stock of North Star upon the exchange of such shares for shares of the Common Stock of Keystone pursuant to the Merger Agreement. The North Star Shareholders are urged to consult their own tax advisors. See "The Merger -- Certain Federal Income Tax Consequences."

ACCOUNTING TREATMENT

         It is anticipated that the Merger will be accounted for using the "pooling of interests" method of accounting pursuant to Opinion No. 16 of the Accounting Principles Board. The pooling of interests method of accounting assumes that the combining companies have been merged from inception, and the historical financial statements for periods prior to consummation of the Merger are restated as though the companies had been combined from inception. Consummation of the Merger is conditioned upon receipt by Keystone of (i) a letter from Ernst & Young LLP, Keystone's independent auditors, regarding that firm's concurrence with the conclusion of Keystone's management as to the appropriateness of pooling-of-interests accounting for the Merger under Accounting Principles Board Opinion No. 16, if closed and consummated in accordance with the Merger Agreement, and (ii) a letter (addressed to North
Star) from Ernst & Young LLP, North Star's independent auditors, regarding that firm's concurrence with the conclusion of North Star's management as to the appropriateness of pooling-of-interests accounting for the Merger under Accounting Principles Board Opinion No. 16, if closed and consummated in accordance with the Merger Agreement. See "The Merger -- Accounting Treatment."

RIGHTS OF DISSENTING SHAREHOLDERS

         KEYSTONE. Because Keystone's Common Stock is traded on the Nasdaq National Market ("Nasdaq"), dissenters' rights will be available to the Keystone Shareholders only if the holders of five percent (5%) or more of the shares of Keystone's Common Stock entitled to vote at the Keystone Meeting make a written demand on Keystone for the purchase of dissenting shares in accordance with Chapter 13 of the California General Corporation Law. If this condition is satisfied and the Merger is consummated, Keystone Shareholders who dissent from the Merger by complying with the procedures set forth in Chapter 13 will be entitled to receive from Keystone an amount equal to the fair market value of the Common Stock of Keystone held by them as of December 2, 1996, the day before the public announcement of the Merger. The procedure for perfecting dissenters' rights is summarized under the caption "The Merger -- Rights of Dissenting Shareholders -- Keystone," and the pertinent provisions of Chapter 13 of the California General Corporation Law are included as Appendix F to this Proxy Statement/Information Statement/Prospectus.

         NORTH STAR. If the Merger Agreement is approved by the required vote of the North Star Shareholders and is not abandoned or terminated, holders of North Star's Common Stock who did not vote in favor of the Merger may, by complying with Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act, a copy of which is attached hereto as Appendix G, assert dissenter's rights as described therein, and the shares of North Star held by such persons will be deemed to be "Dissenting Shares." See "The Merger -- Rights of Dissenting Shareholders."

KEYSTONE SUMMARY FINANCIAL AND OPERATING DATA

        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS AND OPERATING DATA)

                                                                      Fiscal Year  Ended                    Six Months Ended
----------------------------------------------------------------------------------------------------------------------------------
                                              March 27,   March 26,   March 25,   March 31,   March 29,   September   September
                                                1992        1993        1994       1995(1)      1996       29, 1995    27, 1996
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
STATEMENT OF INCOME DATA                                                                                        (Unaudited)
Net sales. . . . . . . . . . . . . . . . .    $  75,234   $  77,320   $  84,884   $ 101,596   $ 115,326   $  53,493   $  63,536

Gross profit . . . . . . . . . . . . . . .       28,706      30,062      33,688      40,064      45,080      20,921      25,182

Certain charges(2) . . . . . . . . . . . .        1,726         958       1,092       1,790         393         297          --

Operating income . . . . . . . . . . . . .        2,151         883       1,777       3,203       6,285       2,569       4,259

Net income . . . . . . . . . . . . . . . .          789          78         516       1,406       3,106       1,204       2,309
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net income per common share(3) . . . . . .        $0.13       $0.01       $0.09       $0.24       $0.54       $0.21       $0.35
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
Weighted average common shares
  outstanding(3) (4) . . . . . . . . . . .    5,862,909   5,862,755   5,862,755   5,805,166   5,800,000   5,800,000   6,616,000
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------

OPERATING DATA (UNAUDITED)

Number of service centers

  Starting sites . . . . . . . . . . . . .           27          30          40          38          42          41       41
      Sites acquired . . . . . . . . . . .           --          12          --           5           2          --        9
      Sites opened . . . . . . . . . . . .            3          --          --          --          --          --       --
      Sites consolidated . . . . . . . . .           --           2          --           1           2          --        4
      Sites closed . . . . . . . . . . . .           --          --           2          --           1          --       --
  Ending sites . . . . . . . . . . . . . .           30          40          38          42          41          41       46(5)

Comparable service center
 sales increase (decrease) (6) . . . . . .           4%        (8)%          8%         19%         10%          6%         17%


                                              March 27,   March 26,   March 25,   March 31,   March 29,   September   September
                                                1992        1993        1994        1995        1996       29, 1995    27, 1996
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                                                               (Unaudited)
BALANCE SHEET DATA

Working capital. . . . . . . . . . . . . .    $   6,307   $   6,239   $   7,004   $   8,319   $  10,319   $   8,972   $  20,601

Total assets . . . . . . . . . . . . . . .       30,489      29,718      34,531      36,664      43,035      30,806      46,493

Total current liabilities. . . . . . . . .       19,935      18,653      23,046      22,640      26,711      21,834      16,883

Long-term debt, less current maturities. .          165         729         416       1,215         813         882          35

Shareholders' equity . . . . . . . . . . .        9,676       9,754      10,569      12,369      15,475      13,573      29,539
__________________


(1) Fiscal 1995 contained 53 weeks.

(2) Certain charges represent certain general and administrative expenses which are unusual or non-recurring in nature, consisting of compensation pursuant to Keystone's expired Restricted Stock Option Plan, compensation for the founding shareholders whose compensation terminated with their retirement effective March 31, 1996, contributions to Keystone's Employee Stock Ownership Plan (the "ESOP") and a payment made in settlement of litigation. Operating income before certain charges was $3,877,000, $1,841,000, $2,869,000, $4,993,000 and $6,678,000 in fiscal 1992, 1993, 1994, 1995 and
    1996, respectively. See "Information Concerning Keystone -- Selected Financial Information."

(3) All share and per share amounts have been adjusted for a 3.8467-for-1 stock split effected on April 16, 1996.

(4) Includes Common Stock equivalents attributable to stock options outstanding, which are not material.

(5) In October 1996, Keystone acquired a service center located in Stockton, California.

(6) Comparable service center sales have been computed using sales of service centers that were open during both fiscal years being compared.

NORTH STAR SUMMARY FINANCIAL AND OPERATING DATA

        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS AND OPERATING DATA)

                                                                           Fiscal Year Ended September 30,
                                                           --------------------------------------------------------
                                                            1992        1993        1994        1995        1996
                                                          --------    --------    --------    --------    --------
STATEMENT OF INCOME DATA                                         (Unaudited)
Net sales. . . . . . . . . . . . . . . . . . . . . . .    $ 21,905    $ 25,899    $ 29,612    $ 34,838    $ 52,152

Gross profit . . . . . . . . . . . . . . . . . . . . .       8,809      10,603      12,165      14,057      20,868

Certain charges(1) . . . . . . . . . . . . . . . . . .         134         137         161         180         230

Operating income . . . . . . . . . . . . . . . . . . .       1,416       1,553       1,446       1,993       3,506

Net income . . . . . . . . . . . . . . . . . . . . . .         789         815         764       1,073       1,793
                                                          --------    --------    --------    --------    --------
                                                          --------    --------    --------    --------    --------
Net income per common share(2) . . . . . . . . . . . .    $    104    $    122    $    113    $    159    $    265
                                                          --------    --------    --------    --------    --------
                                                          --------    --------    --------    --------    --------
Weighted average common shares outstanding(2). . . . .       7,553       6,662       6,737       6,762       6,762
                                                          --------    --------    --------    --------    --------
                                                          --------    --------    --------    --------    --------

OPERATING DATA (UNAUDITED)

Number of service centers

  Starting sites . . . . . . . . . . . . . . . . . . .           5          7           9          11          11

      Sites acquired . . . . . . . . . . . . . . . . .          --          2           2          --           7

      Sites opened . . . . . . . . . . . . . . . . . .           2         --          --           1           2

      Sites consolidated . . . . . . . . . . . . . . .          --         --          --           1          --

      Sites closed . . . . . . . . . . . . . . . . . .          --         --          --          --          --

  Ending sites . . . . . . . . . . . . . . . . . . . .           7          9          11          11          20

Comparable service center
 sales increase (decrease)(3). . . . . . . . . . . . .          --         11%         10%         17%         26%
                                                          --------    --------    --------    --------    --------

                                                                              September 30,
                                                          --------------------------------------------------------
                                                            1992        1993        1994        1995        1996
                                                          --------    --------    --------    --------    --------
BALANCE SHEET DATA

Working capital. . . . . . . . . . . . . . . . . . . .    $  3,915    $  4,798    $  4,642    $  5,652    $  7,371

Total assets . . . . . . . . . . . . . . . . . . . . .       8,129       9,896      11,584      12,556      22,104

Total current liabilities. . . . . . . . . . . . . . .       2,106       2,954       3,988       4,344       8,821

Long-term debt, less current maturities. . . . . . . .       1,372       1,375       1,549       1,112       4,323

Shareholders' equity . . . . . . . . . . . . . . . . .       4,411       5,308       5,758       6,831       8,624

__________________

(1) Certain charges represent certain general and administrative expenses which are unusual or non-recurring in nature, consisting of charitable contributions. Operating income before certain charges was $1,550,000, $1,690,000, $1,607,000, $2,173,000 and $3,736,000 in fiscal 1992, 1993,
    1994, 1995 and 1996, respectively.   See "Information Concerning North Star
    -- Selected Financial Information."

(2) All shares of the capital stock of North Star issued and outstanding immediately prior to the Merger will be converted into the right to receive an aggregate of 2,450,000 shares of the Common Stock of Keystone.

(3) Comparable service center sales have been computed using sales of service centers that were open during both fiscal years being compared.

SUMMARY COMBINED HISTORICAL UNAUDITED PRO FORMA FINANCIAL AND OPERATING DATA

         The following summary combined historical unaudited pro forma income data and balance sheet data of Keystone and North Star gives effect to the Merger under the "pooling of interests" method of accounting as if the Merger had been consummated as of the beginning of the years presented. The pro forma income data for the years ended March 25, 1994 and March 31, 1995 was prepared based on the historical financial information of Keystone for such years and the historical financial information of North Star for the years ended September 30, 1994 and 1995, respectively. The pro forma income data for the year ended March 29, 1996 was prepared based on the historical statement of income for Keystone for such year and the historical statement of income for North Star for the twelve months ended March 31, 1996 using the pro forma adjustments described in the notes to the combined historical unaudited pro forma financial statements. North Star's operating results for the six months ended September 30, 1995 were included in both the combined historical unaudited pro forma statement of income for its fiscal year ended September 30, 1995 and for the twelve months ended March 31, 1996. North Star's sales and operating income for the six months ended September 30, 1995 were $17,318,000 and $172,000, respectively. The pro forma income data and balance sheet data as of and for the six-month period ended September 30, 1996 was prepared based on the historical operations of Keystone and North Star for such period after giving effect to the pro forma adjustments described in the notes to the combined historical unaudited pro forma financial statements. The unaudited pro forma operating data were derived from unaudited information maintained by Keystone and North Star. The combined historical unaudited pro forma financial and operating data are not necessarily indicative of the results to be expected after the Merger is consummated. The pro forma financial data should be read in connection with the separate audited and unaudited financial statements and notes thereto included elsewhere in this Proxy Statement/Information Statement/Prospectus.

        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS AND OPERATING DATA)

                                                        YEAR ENDED         YEAR ENDED
                                                     MARCH 25, 1994      MARCH 31, 1995
                                                     (KEYSTONE) AND      (KEYSTONE) AND        TWELVE MONTHS       SIX MONTHS
                                                   SEPTEMBER 30, 1994  SEPTEMBER 30, 1995           ENDED            ENDED
                                                       (NORTH STAR)       (NORTH STAR)         MARCH 29, 1996  SEPTEMBER 27, 1996
                                                   ------------------  ------------------      --------------  ------------------
UNAUDITED PRO FORMA STATEMENT  OF INCOME DATA                                                                      (Unaudited)

Net sales. . . . . . . . . . . . . . . . . . .     $          113,131  $          134,954      $      156,186  $           89,714

Gross profit . . . . . . . . . . . . . . . . .                 45,765              54,027              61,787              35,798

Certain charges(1) . . . . . . . . . . . . . .                  1,253               1,970                 590                 140

Operating income . . . . . . . . . . . . . . .                  3,132               5,130               8,553               5,623

Net income . . . . . . . . . . . . . . . . . .                  1,361               2,420               4,197               2,934
                                                   ------------------  ------------------      --------------  ------------------
                                                   ------------------  ------------------      --------------  ------------------
Net income per common share(2) . . . . . . . .     $             0.16  $             0.29      $         0.51  $             0.32
                                                   ------------------  ------------------      --------------  ------------------
                                                   ------------------  ------------------      --------------  ------------------
Weighted average common shares outstanding(2).              8,313,000           8,255,000           8,250,000           9,066,000
                                                   ------------------  ------------------      --------------  ------------------
                                                   ------------------  ------------------      --------------  ------------------


                                                                 FISCAL  YEAR ENDED,
                                              ---------------------------------------------------------
                                             MARCH 27,   MARCH 26,   MARCH 25,   MARCH 31,   MARCH 29,
                                               1992        1993        1994        1995        1996
                                             ---------   ---------   ---------   ---------   ---------
UNAUDITED PRO FORMA OPERATING DATA

Number of service centers
  Starting sites . . . . . . . . . . . . . .        32          37          49          49          53
      Sites acquired . . . . . . . . . . . .         0          14           2           5           9
      Sites opened . . . . . . . . . . . . .         5           0           0           1           2
      Sites consolidated . . . . . . . . . .         0          (2)          0          (2)         (2)
      Sites closed . . . . . . . . . . . . .         0           0          (2)          0         (-1)
  Ending sites . . . . . . . . . . . . . . .        37          49          49          53          61


                                                                                        SEPTEMBER 27, 1996(3)
                                                                                        ---------------------
UNAUDITED PRO FORMA BALANCE SHEET DATA

Working capital. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $28,170

Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            68,368

Total current liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            25,506

Long-term debt, less current maturities. . . . . . . . . . . . . . . . . . . . . . .             4,358

Shareholders' equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            38,133
__________________


(1) Certain charges represent certain general and administrative expenses which are unusual or non-recurring in nature, consisting (i) in the case of Keystone, of compensation pursuant to Keystone's expired Restricted Stock Option Plan, compensation for the founding shareholders whose compensation terminated with their retirement effective March 31, 1996, contributions to Keystone's Employee Stock Ownership Plan (the "ESOP") and a payment made in settlement of litigation and (ii) in the case of North Star, these costs represent general and administrative expenses which are non-recurring in nature and are comprised of charitable contributions. Operating income before certain charges of Keystone was $2,869,000, $4,993,000 and $6,678,000 in fiscal 1994, 1995 and 1996, respectively, and of North Star was $1,607,000, $2,173,000 and $3,736,000, respectively. See "Information
    Concerning Keystone -- Selected Financial Information" and "Information Concerning North Star -- Selected Financial Information."

(2) Gives effect to the conversion of all shares of the capital stock of North Star issued and outstanding immediately prior to the Merger into the right to receive an aggregate of 2,450,000 shares of the Common Stock of Keystone.

(3) Pro forma balance sheet data of September 27, 1996 does not reflect non-recurring costs resulting directly from the Merger, which are estimated to be approximately $1,000,000 and are charged to operations as incurred.

COMPARATIVE UNAUDITED PER SHARE DATA

         The following table sets forth (i) the net income per common share and the book value per share of Keystone's Common Stock; (ii) the net income per common share and the book value per share of North Star's Common Stock;
(iii) the combined historical unaudited pro forma net income per common share and the unaudited pro forma book value per share data of Keystone's Common Stock after giving effect to the Merger on a pooling of interests basis with North Star; and (iv) the North Star equivalent combined historical unaudited pro forma net income per common share and the unaudited pro forma book value per share attributable to 362.3088 shares of Keystone's Common Stock that will be received by North Star Shareholders for each share of Keystone's Common Stock. The information presented in the table should be read in conjunction with the combined historical unaudited pro forma financial statements and the separate historical consolidated financial statements of Keystone and North Star and the notes thereto appearing elsewhere herein.

                                                                      FISCAL YEAR ENDED
                                                  --------------------------------------------------------
                                                       MARCH 25,         MARCH 31,                                SIX MONTHS ENDED
                                                         1994              1995             MARCH 29, 1996       SEPTEMBER 27, 1996
                                                  ----------------   ----------------       --------------       ------------------
HISTORICAL -- KEYSTONE

Net income per common share. . . . . . . . . . .  $            0.11   $           0.24      $         0.54       $            0.35

Book value per common share at period end (1). .                 --                 --                2.67                    4.05
                                                                                            TWELVE MONTHS
                                                                                                ENDED
                                                    FISCAL YEAR ENDED SEPTEMBER 30,            MARCH 29,
                                                  --------------------------------------    --------------        SIX MONTHS ENDED
                                                          1994               1995                1996            SEPTEMBER 30, 1996
                                                  ----------------      ----------------    ----------------     ------------------
HISTORICAL -- NORTH STAR

Net income per common share. . . . . . . . . . .  $           113       $           158     $           170      $             97

Book value per common share at period end (1). .               --                    --               1,160                 1,275
                                                       YEAR ENDED           YEAR ENDED
                                                     MARCH 25, 1994       MARCH 31, 1995
                                                     (KEYSTONE) AND      (KEYSTONE) AND
                                                    SEPTEMBER 30, 1994  SEPTEMBER 30, 1995  TWELVE MONTHS ENDED   SIX MONTHS ENDED
                                                      (NORTH STAR)         (NORTH STAR)        MARCH 29, 1996    SEPTEMBER 27, 1996
                                                  --------------------  ------------------  -------------------  -------------------
PRO FORMA -- COMBINED (2)

Net income per common share. . . . . . . . . . .   $            0.16    $            0.29   $           0.51     $            0.32

Book value per common share at period end. . . .                   --                 --               2.82                   3.91

                                                                                           TWELVE MONTHS
                                                                                               ENDED
                                                       FISCAL YEAR ENDED SEPTEMBER 30,       MARCH 29,
                                                  --------------------------------------------------------       SIX MONTHS ENDED
                                                          1994                1995               1996            SEPTEMBER 27, 1996
                                                  -----------------     ----------------    ---------------      ------------------
EQUIVALENT PRO FORMA -- NORTH STAR (3)

Net income per common share. . . . . . . . . . .   $            58      $          105       $    185            $        116

Book value per common share at period end. . . .                --                   --         1,022                   1,417

__________________

(1) Historical book value per share is computed by dividing total shareholders' equity by the number of shares of Common Stock outstanding at the end of each respective period. All shares of the capital stock of North Star issued and outstanding immediately prior to the Merger will be converted into the right to receive an aggregate of 2,450,000 shares of the Common Stock of Keystone.

(2) Gives effect to the conversion of all shares of the capital stock of North Star issued and outstanding immediately prior to the Merger into the right to receive an aggregate of 2,450,000 shares of the Common Stock of Keystone.

(3) Equivalent book value data per share is computed by multiplying the book value per common share by the common stock exchange ratio.

                                     RISK FACTORS

         THE SHAREHOLDERS OF KEYSTONE AND NORTH STAR SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS, TOGETHER WITH THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/INFORMATION STATEMENT/ PROSPECTUS, IN EVALUATING WHETHER TO APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

         THIS PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED BY KEYSTONE AND NORTH STAR. REFERENCE IS MADE IN PARTICULAR TO THE DESCRIPTIONS OF THE PLANS AND OBJECTIVES OF KEYSTONE AND NORTH STAR FOR FUTURE OPERATIONS, THE ASSUMPTIONS UNDERLYING SUCH PLANS AND OBJECTIVES, POTENTIAL FUTURE CIRCUMSTANCES AND DEVELOPMENTS AND OTHER STATEMENTS THAT DO NOT CONSIST OF HISTORICAL OR CURRENT FACTS INCLUDED IN, AMONG OTHER SECTIONS, "SUMMARY," "RISK FACTORS," "COMBINED UNAUDITED PRO FORMA FINANCIAL STATEMENTS," "INFORMATION CONCERNING KEYSTONE" AND "INFORMATION CONCERNING NORTH STAR." SUCH DISCUSSION IS QUALIFIED BY THE INHERENT RISKS AND UNCERTAINTIES SURROUNDING FUTURE EXPECTATIONS GENERALLY, AND ALSO MAY DIFFER MATERIALLY FROM THE ACTUAL FUTURE OPERATIONS OF THE COMBINED COMPANY INVOLVING ANY ONE OR MORE OF SUCH MATTERS. FACTORS WHICH COULD CAUSE SUCH RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS ALSO INCLUDE, BUT ARE NOT LIMITED TO, THOSE RISK FACTORS SET FORTH BELOW.

RISK FACTORS RELATING TO THE MERGER

         INTEGRATION OF OPERATIONS. Keystone and North Star have entered into the Merger Agreement with the expectation that the Merger will result in benefits to the combined company. There can be no assurance that the integration of the two companies' businesses can be accomplished in an efficient and effective manner. The combination of the two companies will require, among other matters, integration of Keystone's and North Star's respective purchasing, distribution, marketing and sales efforts, pricing and employee benefits policies, liquidity and capital expenditure requirements, acquisition strategies, management teams and management information and other systems. The challenges of such integration may be increased by the necessity of coordinating geographically separated organizations. In addition, the integration of certain operations following the Merger will require the dedication of management resources which may temporarily distract attention from the day-to-day business of the combined company. The inability of management to integrate the operations of the two companies successfully could have a material adverse effect on the business and the results of operations of Keystone following the Merger. See "The Merger -- Reasons for the Merger" and "The Merger -- Recommendation of the Board of Directors."

         EFFECT ON CONTROL. Upon the consummation of the Merger, (i) the North Star Shareholders will receive an aggregate of 2,450,000 shares of the Common Stock of Keystone (or approximately 25.1% of the shares of the Common Stock of Keystone issued and outstanding immediately after the Merger), (ii) Ronald G. Brown, a director, officer and principal shareholder of North Star, will become a director of Keystone and Vice President-Manufacturing of North Star and will receive 1,547,877 shares of the Common Stock of Keystone (or approximately 15.9% of the shares of the Common Stock of Keystone to be issued and outstanding immediately after the Merger), (iii) Kim D. Wood, a director, officer and principal shareholder of North Star will become the President of North Star and will receive 252,167 shares of the Common Stock of Keystone (or approximately 2.59% of the shares of the Common Stock of Keystone to be issued and outstanding immediately after the Merger) and (iv) the existing officers and directors of Keystone will hold an aggregate of 2,284,162 shares, or approximately 23.4% of the shares of the Common Stock of Keystone issued and outstanding immediately after the Merger. Accordingly, although the existing shareholders of Keystone will remain in a position to elect a majority of the directors and to approve or disapprove any matter submitted to a vote of the shareholders, the North Star Shareholders may be able to significantly affect the policies and operations of Keystone. In addition, at the Effective Time, North Star will enter into employment agreements with the Principal
Shareholders whereby Messrs. Brown and Wood would continue to serve as officers of North Star. As a result, Messrs. Brown and Wood will be in a position to affect the policies and operations of North Star. See "The
Meetings -- Security Ownership of Principal Shareholders, Directors and Executive Officers."

         FIXED EXCHANGE RATIO. Upon the consummation of the Merger, each outstanding share of the Common Stock of North Star will be converted into the right to receive 362.3088 shares of the Common Stock of Keystone. The Merger Agreement does not provide for adjustment of the exchange ratio based on fluctuations in the price of the Common Stock of Keystone. Accordingly, the value of the consideration to be received by the North Star Shareholders upon consummation of the Merger will increase or decrease based on the market price of the Common Stock of Keystone at the Effective Time. The closing price for the Common Stock of Keystone on Nasdaq on December 2, 1996, the last trading day prior to the public announcement of the Merger, was $15 and on January __, 1997, the latest practicable trading day before the mailing of this Proxy Statement/Information Statement/Prospectus, was $____. There can be no assurance that the market price of the Common Stock of Keystone on and after the Effective Time will not be materially different from such prices. See "Risk Factors -- Risk Factors Relating to Keystone -- Volatility of Stock Price" and "Information Concerning Keystone -- Price Range of Common Stock."

         TRANSACTION AND RESTRUCTURING CHARGES. Keystone and North Star expect to incur charges to operations currently estimated to be $1,000,000, primarily in the quarter in which the Merger is consummated, to reflect non-recurring costs resulting directly from the Merger. Such costs include investment banking, legal, accounting, printing and other related charges. These amounts are preliminary estimates and are subject to change. Additional and unanticipated expenses may be incurred relating to the integration of the businesses of Keystone and North Star, including the integration of product lines and distribution and administrative functions. Although Keystone and North Star expect that the elimination of duplicative expenses as well as other efficiencies related to the integration of their respective businesses may offset additional expenses over time, there can be no assurance that such net benefit will be achieved in the near term or at all.

RISK FACTORS RELATING TO THE INDUSTRY

         COMPETITION. Based upon industry estimates, Keystone and North Star believe that 85% of collision parts for automobiles and light trucks are supplied by original equipment manufacturers ("OEMs"), compared with approximately 10% by distributors of aftermarket collision parts and an additional 5% by distributors of salvage parts. Keystone and North Star encounter intense competition from OEMs, all of which have substantially greater financial, distribution, marketing and other resources, including greater brand recognition and a broader selection of collision parts, than Keystone and North Star. Accordingly, OEMs will be in a position to exert pricing and other competitive pressures on the combined company. The distribution industry for aftermarket collision parts is highly fragmented. Keystone's and North Star's competitors generally are independently owned distributors having from one to three distribution centers. The combined company will encounter significant competition in the future, including competition from OEMs, automobile dealerships, distributors of salvage parts, buying groups and other large distributors. See "Information Concerning Keystone -- Competition."

         ACCEPTANCE OF AFTERMARKET COLLISION PARTS. Although the market for aftermarket collision parts is estimated to have grown since its inception in the early 1980s to between $800 million and $1.2 billion in 1995, Keystone's and North Star's businesses are highly dependent upon the continued acceptance of such parts by insurers, collision repair shops, consumers and governmental agencies. See "Information Concerning Keystone -- Industry Overview" and "Information Concerning Keystone -- Ford Litigation."

         CONSOLIDATION OF COLLISION REPAIR SHOPS. The collision repair shop industry is in the process of consolidation. The trend towards larger, more efficient repair shops will increase the competition among distributors for the remaining accounts and the pressure on distributors to provide price concessions, just-in-time delivery, larger inventories and training and other value-added services, which may have a material adverse effect on Keystone's and North Star's sales and profitability. See "Information Concerning Keystone -- Industry Overview."

         REDUCTION IN NUMBER OF COLLISION REPAIR JOBS. The number of collision repair jobs has declined significantly, and may continue to do so, due to, among other things, automotive safety improvements, more rigorous enforcement of stricter drunk driving laws resulting in fewer accidents and the increase in unit body construction and higher collision repair costs resulting in a larger number of automobiles being declared a total loss in lieu of being repaired.
The continuation of such decline may have a material adverse effect on Keystone and North Star. See "Information Concerning Keystone -- Industry Overview -- Consolidation."

RISK FACTORS RELATING TO KEYSTONE

         ACQUISITION STRATEGY AND INTEGRATION OF ADDITIONAL SERVICE CENTERS. A principal component of Keystone's growth strategy is to acquire smaller distributors operating in markets in which Keystone currently operates, as well as in new geographic markets. Since April 1992, Keystone has made twelve acquisitions of a total of 31 service centers, of which five have been consolidated with existing locations and three have been closed, and has opened three additional service centers, in the Northeast, Midwest, South and Mexico. Keystone's ability to maintain or exceed its historical growth rate will depend in large part on its ability to successfully execute its acquisition strategy. The successful execution of this strategy will depend on Keystone's ability to identify and to compete for appropriate acquisition candidates, to consummate such acquisitions on terms favorable to Keystone (including obtaining acquisition financing, if necessary), to retain and expand the sales and profitability of the acquired centers and to integrate acquired centers into, and to anticipate the changes that continued growth would impose on, its financial and reporting control systems, data processing systems and management. There can be no assurance that Keystone will be successful in executing its strategy. Although Keystone regularly evaluates new geographic markets and potential acquisition candidates, and believes that numerous acquisition opportunities exist due to the preponderance of small local and regional competitors, as of the date of this Proxy Statement/Information Statement/Prospectus, there are no existing commitments or agreements with respect to any acquisition, other than the Merger. See "Information Concerning Keystone -- Growth Strategy -- Acquisitions."

         DEPENDENCE ON KEY AND FOREIGN SUPPLIERS. Keystone is dependent on a small number of suppliers. For the six months ended September 27, 1996, the ten largest suppliers accounted for approximately 42% of the products purchased by Keystone. Although alternative suppliers exist for substantially all products distributed by Keystone, the loss of any one supplier could have a material adverse effect on Keystone until alternative suppliers are located and have commenced providing products. During the six months ended September 27, 1996, Keystone imported approximately 29% of its products, of which all were imported from Taiwan. As a result, Keystone's operations are subject to the customary risks of doing business abroad, including, among other things, transportation delays, political instability, expropriation, currency fluctuations and the imposition of tariffs, import and export controls and other non-tariff barriers (including changes in the allocation of quotas), as well as the uncertainty regarding the future relationship between China and Taiwan. Such percentage may decline in the future if sales of autoglass, paint and related supplies and equipment and remanufactured alloy wheels, which are manufactured in the United States, continue to grow. Any significant disruption in the Taiwanese sources of supply or in Keystone's relationship with its suppliers located in Taiwan could have a material adverse effect on Keystone. Keystone purchases products from foreign suppliers in United States dollars and, accordingly, its results of operations could be materially and adversely affected by fluctuations in currency exchange rates. See "Information Concerning Keystone -- Suppliers."

         VARIABILITY OF QUARTERLY RESULTS AND SEASONALITY. Keystone has experienced, and expects to continue to experience, a substantial variation in its sales and profitability from quarter to quarter due, in part, to the seasonal nature of Keystone's business and the timing of acquisitions. The number of collision repair jobs is dependent on weather. Other factors which influence quarterly variations include the reduced number of business days during the holiday seasons, the timing of the introduction of new products, the level of consumer acceptance of new products, general economic conditions that affect consumer spending, the timing of supplier price changes and the timing of expenditures in anticipation of increased sales and customer delivery requirements. See "Information Concerning Keystone -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Variability of Quarterly Results and Seasonality."

         RELIANCE ON KEY PERSONNEL. The operations of Keystone depend to a great extent on the efforts of its executive officers, including Virgil K. Benton II, Charles J. Hogarty and Al A. Ronco. The loss of the services of any such person, or the failure of Keystone to attract and retain other qualified personnel, could have a material adverse effect on Keystone's operations. Although Keystone has entered into employment agreements with Messrs. Benton, Hogarty and Ronco, such agreements may be ineffective in retaining the services of such officers and do not restrict them from competing with Keystone in the event of a termination of employment. In addition, although Keystone has been successful in retaining the services of its senior management to date, there can be no assurance that Keystone will be able to do so in the future. See "Information Concerning Keystone -- Competitive Strengths."

         COMPLIANCE WITH GOVERNMENT REGULATIONS; ENVIRONMENTAL HAZARDS.
Keystone and its customers are subject to increasing restrictions imposed by various federal, state and local laws and regulations. Various state and federal regulatory agencies, such as the Occupational Safety and Health Administration and the United States Environmental Protection Agency (the "EPA"), have jurisdiction over the operations of Keystone with respect to matters including worker safety, community and employee "right-to-know" laws, and laws regarding clean air and water. Under various federal, state and local laws and regulations, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. Keystone does not currently generate substantial hazardous waste in the ordinary course of its business. Keystone's chrome bumper recycling business was reduced from twelve sites in 1983 to one in 1993. See "Information Concerning Keystone -- Products -- Bumpers." Keystone believes it currently is in substantial compliance with all applicable laws and regulations, and is not aware of any material environmental problem at any of its current or former facilities. No assurance can be given, however, that Keystone's prior activities or the activities of a prior owner or lessee did not create a material environmental problem or that future uses or conditions (including, without limitation, changes in applicable laws and regulations) will not result in the imposition of material environmental liability upon Keystone. Furthermore, compliance with legislative or regulatory changes may cause future increases in Keystone's operating costs or otherwise adversely affect operations. Certain of Keystone's products, such as paints and solvents, are highly flammable. Accordingly, the storage and transportation of these materials expose Keystone to the inherent risk of fire. See "Information Concerning Keystone -- Government Regulation and Environmental Hazards."

         ANTI-TAKEOVER PROVISIONS. The ownership positions of the existing officers and directors of Keystone, together with the anti-takeover effect of certain provisions in the California General Corporation Law and in Keystone's Restated Articles of Incorporation and Bylaws, may have the effect of delaying, deferring or preventing a change in control of Keystone, may discourage bids for Keystone's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of the Common Stock. See "Information Concerning Keystone -- Description of Capital Stock."

         VOLATILITY OF STOCK PRICE.   The trading price of the Common Stock of
Keystone has been, and is likely to continue to be, subject to significant fluctuations in response to quarterly variations in Keystone's actual or anticipated operating results, changes in general market conditions and other factors. In recent years, the stock market generally has experienced significant price and volume fluctuations which often have been unrelated or disproportionate to the operating performance of a specific company. There can be no assurance that the market price of the Common Stock of Keystone will not decline below the current market price. See "Information Concerning Keystone -- Price Range of Common Stock."

         SHARES ELIGIBLE FOR FUTURE SALE. There currently are approximately 7,300,000 shares of the Common Stock of Keystone outstanding. Of these shares, approximately 3,079,000 shares will be freely tradeable without restriction. Of the remaining 4,221,000 shares of Common Stock, approximately 2,767,000 shares are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended, or will be held by affiliates of Keystone and, accordingly, are eligible for sale in the public market pursuant to Rule 144. The market price of Keystone's Common Stock could be adversely affected by the availability for sale of such shares or of shares which may be issued under Keystone's stock incentive plan. Keystone and certain of its officers, directors and principal shareholders have agreed, in connection with Keystone's initial public offering, not to, directly or indirectly, sell or otherwise dispose of the 4,600,000 shares of Common Stock held by them in the public market, without the prior written consent of Morgan Keegan & Company, Inc. and Crowell, Weedon & Co., the managing underwriters of such offering. The lock-up period expires on March 20, 1997 at which time such shares will become eligible for sale in the public market under Rule 144. Upon expiration of the lock-up period, the market price for Keystone's Common Stock could be materially and adversely affected by the sale or availability for sale of such shares. See "Information Concerning Keystone -- Employee Benefit Plans -- Stock Incentive Plan" and "Information Concerning Keystone -- Description of Capital Stock -- Shares Eligible for Future Sale." For a description of restrictions on the resale of shares of Keystone's Common Stock received by the North Star Shareholders in the Merger, see "The Merger -- Resale of Shares Issued in the Merger."

RISK FACTORS RELATING TO NORTH STAR

         ACQUISITION STRATEGY AND INTEGRATION OF ADDITIONAL SERVICE CENTERS. North Star has pursued a growth through acquisition strategy similar to Keystone. Since 1991, North Star completed four acquisitions of a total of 11 service centers of which one has been consolidated with existing locations, including the acquisition of all the assets of Carolina Automotive Group in January 1996. In addition, since 1991, North Star has opened five additional service centers and has not closed any service centers. Growth through acquisition involves substantial risks, including the risk of improper valuation of the acquired service center. In addition, the value of such acquired service center could be impaired if North Star is not successful in integrating the service center into its existing operations. There is no assurance that the acquired service centers will produce the results anticipated or that the acquired service center will be successfully and profitably integrated into North Star's operations.

         DEPENDENCE ON KEY AND FOREIGN SUPPLIERS. North Star is dependent on a number of foreign suppliers. For the fiscal year ended September 30, 1996, North Star's ten largest suppliers accounted for approximately 58% of the products purchased by North Star. Although alternative suppliers exist for substantially all products distributed by North Star, the loss of any one supplier could have a material adverse effect on North Star until alternative suppliers are located and have commenced providing products. During the same period, North Star imported approximately 28% of its products, substantially all of which were imported from Taiwan. As a result, North Star's operations are subject to the customary risks of doing business abroad, including, among other things, transportation delays, political instability, expropriation, currency fluctuations and the imposition of tariffs, import and export controls or quotas, as well as the uncertainty regarding the future relationship between China and Taiwan. Any significant disruption in the Taiwanese sources of supply or in North Star's relationship with its suppliers located in Taiwan could have a material adverse effect on North Star. The percentage of imported products may decline in the future if sales of autoglass, paint and other materials and equipment and remanufactured alloy wheels, all of which are manufactured in the United States, continue to grow. North Star purchases products from foreign suppliers with United States dollars, and accordingly, its results of operations could be materially and adversely affected by a devaluation in the dollar.

         North Star is dependent upon a key supplier for its automotive paint products. North Star has entered into standard agreements with PPG Industries, Inc. ("PPG") to sell only PPG brand automotive paint at select service centers. North Star derived approximately 9% of its revenues from the sale of PPG paint in fiscal year 1996. The agreement may not be assigned by North Star without the consent of PPG. Furthermore, upon consummation of the Merger, PPG has the option to terminate the agreement in whole or in part with respect to any product line or location. The agreement may be terminated by either party upon 90 days' written notice. North Star believes that it has a good relationship with PPG, and has had discussions with PPG regarding North Star's probable merger with Keystone. There is no assurance that North Star will maintain its relationship with PPG whether or not the merger with Keystone is consummated. In the event North Star's agreement with PPG terminates for any reason, North Star believes that alternative suppliers of paint products exist, although the termination of North Star's agreement with PPG would have a material adverse effect on North Star's operations until an alternative supplier is found.

         RELIANCE ON KEY PERSONNEL. The success of North Star depends to a great extent on the efforts of its executive officers, Ronald G. Brown, President, and Kim D. Wood, Executive Vice President. The loss of the services of any such person, or the failure of North Star to attract and retain other qualified personnel, could have a material adverse effect on North Star's operations. In addition, although North Star has been successful in retaining the services of its senior management to date, there can be no assurance that North Star will be able to do so in the future. Upon the consummation of the Merger, North Star will enter into a five-year employment agreement with Mr. Brown and a three-year employment agreement with Mr. Wood. See "The Merger -- Interests of Certain Persons in the Merger."

         COMPLIANCE WITH GOVERNMENT REGULATIONS. North Star's steel bumper plating operation, which utilizes a chrome plating process, is subject to a variety of federal and state laws and regulations relating to environmental matters, including environmental control requirements relating to air, water and noise pollution. North Star endeavors to ensure that its chrome plating operation complies with applicable environmental laws and regulations. Compliance with such laws and regulations has not had a material effect on North Star's capital expenditures, earnings or competitive position, and no material capital expenditures are anticipated for the remainder of this fiscal year. Although North Star believes it is in substantial compliance with all applicable environmental laws and regulations, there can be no assurance that this operation does not, or will not in the future, violate such laws and regulations or that compliance with such laws and regulations will not have a material effect on North Star's operations. An inadvertent mishandling of materials or similar incident, however, could adversely affect the operations of North Star and result in costly administrative and legal proceedings. In addition, future environmental regulations could add to overall costs of doing business. See "Information Concerning North Star -- Business Government Regulation and Environmental Hazards."

         UNCERTAINTY OF THE CHROME BUMPER PLATING MARKET. North Star generates approximately 11% of its revenue from sales to wholesale distributors and a manufacturer of truck accessories from its chrome bumper plating operation. The production of new vehicles with chrome plated bumpers and parts has steadily decreased since the early 1980's as automobile and light truck manufacturers have increased their use of plastic bumpers. North Star believes that this may be a result of economic pressures, environmental laws and regulatory and market pressures to produce lighter vehicles that get higher miles per gallon of fuel. For the 1996 model year, approximately 4 million new vehicles with chrome plated bumpers are expected to be sold in the United States. North Star believes that there will be a demand for chrome plated bumpers in the future. There is no assurance that the number of vehicles manufactured with chrome bumpers will not decline in the future. In the event that the number of vehicles manufactured with chrome bumpers does decline, there is no assurance that North Star's chrome bumper plating operation will not be adversely affected. North Star believes that its chrome bumper plating operation is capable of producing other chrome plated products in addition to bumpers and could modify or retool its operation if the demand for chrome plated bumpers declined or was projected to decline to a level that would adversely affect North Star's profitability.


                                     THE MEETINGS

         This Proxy Statement/Information Statement/Prospectus is being furnished in connection with the solicitation of proxies by the Board of Directors of Keystone for use at the Keystone Meeting and in connection with the matters to be considered and voted upon at the North Star Meeting, and any adjournments or postponements thereof.

         This Proxy Statement/Information Statement/Prospectus is first being mailed to the Keystone Shareholders and the North Star Shareholders on or about January ___, 1997.

DATE, TIME AND PLACE

         KEYSTONE. The Keystone Meeting will be held on ________, February __, 1997 commencing at 10:00 a.m., Pacific Standard Time, at __________, ___________, __________, California.

         NORTH STAR.  The North Star Meeting will be held on _______,
February ____, 1997 commencing at ____ a.m., Central Standard Time, at ________, ________, Minneapolis, Minnesota.

MATTERS TO BE CONSIDERED

         At the Meetings, the Keystone Shareholders and the North Star Shareholders will be asked (i) to consider and to vote upon a proposal to approve the Merger Agreement and (ii) to transact such other business as properly may come before the respective Meeting. The Merger Agreement provides, among other things, that (i) the Subsidiary will be merged with and into North Star, (ii) all shares of the capital stock of North Star issued and outstanding immediately prior to the Merger will be converted into the right to receive an aggregate of 2,450,000 shares of the Common Stock of Keystone (or approximately 25.1% of the shares of the Common Stock of Keystone issued and outstanding immediately after the Merger) and (iii) Ronald G. Brown, a shareholder of North Star, will become a director of Keystone. As a result of the Merger, North Star will become a wholly owned subsidiary of Keystone. See "The Merger Agreement."

RECORD DATES

         KEYSTONE. Only persons who are shareholders of record of Keystone (the "Keystone Shareholders") at the close of business on January __, 1997 (the "Keystone Record Date") are entitled to notice of and to vote, in person or by proxy, at the Keystone Meeting.

         NORTH STAR. Only persons who are shareholders of record of North Star (the "North Star Shareholders") at the close of business on January ___, 1997 (the "North Star Record Date") are entitled to notice of and to vote, in person or by proxy, at the North Star Meeting.

VOTES REQUIRED FOR APPROVAL

         KEYSTONE. On the Keystone Record Date, there were 7,300,000 shares of the Common Stock of Keystone issued and outstanding and held by approximately 83 shareholders of record. Each Keystone Shareholder is entitled to one vote, in person or by proxy, for each share of the Common Stock of Keystone standing in his name on the books of Keystone as of the Keystone Record Date on any matter properly submitted to the Keystone Shareholders at the Keystone Meeting. The presence, in person or by proxy, of the holders of a majority of the shares of Common Stock of Keystone outstanding on the Keystone Record Date is necessary to constitute a quorum for the conduct of business at the Keystone Meeting. Abstentions and broker non-votes will be treated as shares present and entitled to vote at the Keystone Meeting for purposes of determining the presence of a quorum.

         The Merger Agreement must be approved by the affirmative vote, in person or by proxy, of the holders of a majority of the issued and outstanding shares of the Common Stock of Keystone entitled to vote thereon. Accordingly, abstentions and broker non-votes on the proposal to approve the Merger Agreement will have the effect of a vote AGAINST such proposal.

         As of the Keystone Record Date, 2,284,162 shares of the Common Stock of Keystone (or approximately 31.3% of the issued and outstanding shares of Common Stock) were owned by certain officers, directors and shareholders of Keystone who have entered into a voting agreement with North Star pursuant to which they are obligated to vote FOR the Merger Agreement. See "The Merger Agreement -- Voting Agreement."

         NORTH STAR. On the North Star Record Date, there were 6,762.1875 shares of the Common Stock of North Star issued and outstanding and held by approximately eleven shareholders of record. Each North Star Shareholder is entitled to one vote, in person or by proxy, for each share of the Common Stock of North Star standing in his or her name on the books of North Star as of the North Star Record Date on any matter properly submitted to the North Star Shareholders at the North Star Meeting. The presence, in person or by proxy, of the holders of a majority of the shares of Common Stock of North Star outstanding on the North Star Record Date is necessary to constitute a quorum for the conduct of business at the North Star Meeting. Abstentions will be treated as shares present and entitled to vote at the North Star Meeting for purposes of determining the presence of a quorum.

         The Merger Agreement must be approved by the affirmative vote, in person or by proxy, of the holders of at least 66 2/3% of the issued and outstanding shares of the Common Stock of North Star entitled to vote thereon. Accordingly, abstentions on the proposal to approve the Merger Agreement will have the effect of a vote AGAINST such proposal.

         As of the North Star Record Date, 4,968.26 shares of the Common Stock of North Star (or approximately 73.5% of the issued and outstanding shares of Common Stock) were owned by certain officers, directors and shareholders of North Star who have agreed to vote FOR the Merger Agreement. See "The Merger Agreement -- Affiliate Agreement."

VOTING OF PROXIES

         KEYSTONE. Shareholders of record on the Keystone Record Date are entitled to cast their votes, in person or by a properly executed proxy, at the Keystone Meeting.

         All shares represented at the Keystone Meeting by properly executed proxies received prior to or at the Keystone Meeting and not properly revoked will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted FOR approval of the Merger Agreement. The Board of Directors of Keystone does not know of any matters that will come before the Keystone Meeting, other than the matters described in the Notice of Meeting attached to this Proxy Statement/Information Statement/Prospectus. However, if any other matter properly comes before the Keystone Meeting, the proxies solicited hereby will be voted by the proxyholders named therein in accordance with their best judgment; provided, however, that shares that have been voted AGAINST approval of the Merger Agreement will not be used to vote FOR postponement or adjournment of the Keystone Meeting for the purpose of allowing additional time for soliciting additional votes FOR approval of the Merger Agreement. The grant of a proxy also will confer discretionary authority on the proxyholders named therein to vote in accordance with their best judgment on matters incident to the conduct of the Keystone Meeting (except as stated in the preceding sentence).

         If a quorum is not present at the time the Keystone Meeting is convened, or if fewer shares of the Common Stock of Keystone are voted in favor of approval of the Merger Agreement than the number required for approval, or if for any other reason the Board of Directors of Keystone believes that additional time should be allowed for the solicitation of proxies or for the satisfaction of conditions to the transactions contemplated by the Merger Agreement, Keystone may adjourn the Keystone Meeting with a vote of the Keystone Shareholders. If Keystone proposes to adjourn the Keystone Meeting, the proxyholders named in the enclosed proxy card will vote all shares for which they have voting authority in favor of such adjournment, except as stated in the preceding paragraph. At any subsequent reconvening of the Keystone Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Keystone Meeting, except for any proxies that have theretofore effectively been revoked or withdrawn.

         The grant of a proxy will not affect the right of a Keystone Shareholder to attend the Keystone Meeting and to vote in person. A Keystone Shareholder may revoke his proxy at any time before it is voted by (i) filing with the Secretary of Keystone, at or before the Keystone Meeting, a written notice of revocation bearing a date later than the date of the proxy,
(ii) filing with the Secretary of Keystone at or before the Keystone Meeting a duly executed proxy relating to the same shares and bearing a date later than the date of the proxy to be revoked or (iii) attending the Keystone Meeting and voting in person. Attendance at the Keystone Meeting will not in and of itself constitute revocation of a proxy. Any written notice revoking a proxy and any subsequent proxy may be sent to: Keystone Automotive Industries, Inc., 700 East Bonita Avenue, Pomona, California 91767, Attention: Secretary.

         A properly executed proxy marked ABSTAIN will be counted for purposes of determining whether there is a quorum, but will not be voted on the proposal to approve the Merger Agreement. Accordingly, a proxy marked ABSTAIN will have the effect of a vote against the proposal to approve the Merger Agreement. In accordance with stock exchange rules, brokers and nominees are not empowered to vote shares as to which they have voting discretion with respect to the proposal to approve the Merger Agreement absent specific instructions from the beneficial owner of such shares. Accordingly, a broker non-vote (I.E., shares held by brokers or nominees which are represented at a meeting but with respect to which the broker or nominee is not empowered to vote on a particular proposal) with respect to the proposal to approve the Merger Agreement will have the effect of a vote AGAINST this proposal. Shares represented by broker non-votes will, however, be counted for purposes of determining whether there is a quorum at the Keystone Meeting.

         NORTH STAR. North Star Shareholders are entitled to cast their votes, in person or by a properly executed proxy, at the North Star Meeting. All shares of North Star's Common Stock represented at the North Star Meeting by properly executed proxies received prior to or at the North Star Meeting and not properly revoked will be voted in accordance with the instructions indicated in such proxies.

           NORTH STAR IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED
                           NOT TO SEND NORTH STAR A PROXY.

SOLICITATION OF PROXIES

         The costs of this solicitation of Keystone proxies, including the expense of preparing, assembling, printing and mailing this Proxy Statement/Information Statement/Prospectus and any other material used in the solicitation of Keystone proxies, will be borne by Keystone. The solicitation of Keystone proxies will be made by mail and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of Keystone. If it should appear desirable to do so to ensure adequate representation at the Keystone Meeting, directors, officers and employees may communicate with Keystone Shareholders, banks, brokerage houses, custodians, nominees and others, by telephone, facsimile transmissions, telegraph or in person to request that proxies be furnished. Arrangements will be made with banks, brokerage houses and other custodians, nominees and fiduciaries to forward proxy materials to the beneficial owners of shares held of record by such banks, brokerage houses, custodians, nominees and fiduciaries, and Keystone will reimburse them for their reasonable expenses in doing so. The total estimated cost of the solicitation of Keystone proxies is $1,000,000.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS, DIRECTORS AND EXECUTIVE OFFICERS

         For information regarding the security ownership of Keystone's Common Stock by principal shareholders, directors and executive officers of Keystone, see "Information Concerning Keystone -- Ownership of Keystone Common Stock."
For information regarding the security ownership of North Star's Common Stock by principal shareholders, directors and executive officers of North Star, see "Information Concerning North Star -- Ownership of North Star Common Stock."

                                      THE MERGER

GENERAL

         The Merger Agreement provides, among other things, that (i) the Subsidiary will be merged with and into North Star, (ii) all shares of the capital stock of North Star issued and outstanding immediately prior to the Merger will be converted into the right to receive an aggregate of 2,450,000 shares of the Common Stock of Keystone (or approximately 25.1% of the shares of the Common Stock of Keystone issued and outstanding immediately after the Merger) and (iii) Ronald G. Brown, the a shareholder of North Star, will become a director of Keystone. As a result of the Merger, North Star will become a wholly owned subsidiary of Keystone.

         Upon the consummation of the Merger, each outstanding share of the Common Stock of North Star will be converted into the right to receive 362.3088 shares of the Common Stock of Keystone. The Merger Agreement does not provide for adjustment of the exchange ratio based on fluctuations in the price of the Common Stock of Keystone. Accordingly, the value of the consideration to be received by the North Star Shareholders upon consummation of the Merger will increase or decrease based on the market price of the Common Stock of Keystone at the Effective Time. The closing price for the Common Stock of Keystone on Nasdaq on December 2, 1996, the last trading day prior to the public announcement of the Merger, was $15 and on January ___, 1997, the latest practicable trading day before the mailing of this Proxy Statement/Information Statement/Prospectus, was $____. There can be no assurance that the market price of the Common Stock of Keystone on and after the Effective Time will not be materially different from such prices. See "Information Concerning Keystone -- Price Range of Common Stock."

         The Merger will become effective upon the filing of a Articles of Merger with the Secretary of State of Minnesota (the "Effective Time"), which is expected to occur as promptly as practicable after the approval of the Merger Agreement by the Keystone Shareholders and the North Star Shareholders and the satisfaction or waiver of the other conditions to the Merger contained in the Merger Agreement.

         A summary of the Merger Agreement and the Merger and the other transactions contemplated thereby are set forth below. See "The Merger Agreement." This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Appendix A to this Proxy Statement/Information Statement/Prospectus and is incorporated herein by reference. Shareholders of Keystone and North Star are urged to read the Merger Agreement and the exhibits thereto in their entirety.

BACKGROUND OF THE MERGER

         The terms of the Merger Agreement are the results of arm's-length negotiations between representatives of Keystone and North Star. The following is a brief discussion of the events that led to the negotiations, the Merger Agreement and the related transactions.

         Ronald G. Brown, the President of North Star, and Charles J. Hogarty, the President of Keystone, first became acquainted in 1968, as both served as industry leaders active in various trade associations. In addition, North Star has been a vendor to Keystone since 1991, as a supplier of new and recycled chrome plated bumpers. The possibility of a strategic relationship involving the two companies was first discussed in general terms in conversations between Mr. Brown and Mr. Hogarty on October 30, 1993 at an ABPA meeting at the Bally Hotel in Las Vegas, Nevada. During the period between November 1993 and November 1995, Mr. Hogarty and Mr. Brown engaged in various telephone conversations regarding the feasibility of a business combination with Keystone, North Star and various third parties.

         On October 11, 1995, Mr. Hogarty telephoned Mr. Brown to arrange for a meeting between Keystone and North Star to be held on November 1, 1995. On November 1, 1995, Mr. Brown and Mr. Wood met with Messrs. Hogarty, Ronco and Benton and Robert L. Blanton, the Vice President-Finance, at the Keystone facility in Pomona, California to discuss the possibility of a strategic combination of the two companies. The meeting participants discussed in general terms the benefits of a strategic relationship or business combination to provide both companies with additional products and services as well as geographic expansion. This meeting involved preliminary discussions only and did not result in a proposal with respect to a transaction. In January 1996 Keystone engaged Crowell, Weedon & Co. to provide certain financial advisory services in connection with evaluating any combination of Keystone and North

Star. Pursuant to such agreement, Keystone agreed to pay Crowell, Weedon & Co. $125,000 upon effectiveness of a merger between Keystone and North Star. Discussions between Keystone and North Star were terminated in April 1996.

         In August 1996, Mr. Hogarty telephoned Mr. Brown to arrange for a meeting between the two companies to be held on August 19, 1996. On August 19, 1996, Messrs. Brown and Wood met with Messrs. Hogarty, Ronco, Blanton and Benton and John Palumbo, the Treasurer, at Keystone's facility located in Pomona, California to again consider a possible business combination of the two companies. The representatives of both companies agreed that they were open to a variety of relationships with each other, but that further investigation was necessary to determine the potential strategic combinations between the two companies. On September 3, 1996, Messrs. Brown, Hogarty and Benton participated in a telephonic conference call and discussed pricing of the possible merger between the two companies. In September 1996, Keystone initiated due diligence investigations, which included interviews with North Star management as well as a detailed review of various North Star documents, contracts and financial information. Financial advisors and legal counsel for both companies have assisted in the due diligence investigation.

         On September 17, 1996, Mr. Hogarty telephoned Mr. Brown to arrange for a meeting between Keystone and North Star representatives to be held on October 1, 1996. On October 1, 1996, Messrs. Brown, Wood, Hogarty, Benton, Palumbo, Ronco and Blanton, as well as financial advisors and legal counsel, met at the North Star facility located in Minneapolis, Minnesota, to engage in detailed discussions regarding a possible merger between the two companies. Due diligence investigation continued during this time period.

         On October 29, 1996, the Board of Directors of Keystone held a meeting to consider the proposed form of Merger Agreement and the transactions contemplated thereby. Keystone's Board of Directors reviewed and considered, among other things, the background of the proposed transaction, various strategic alternatives, financial and valuation analyses of the transaction, the proposed terms of the Merger Agreement, their fiduciary obligations and the continuing due diligence investigation. Representatives of Manatt, Phelps & Phillips, LLP, Ernst & Young LLP and FMV Opinions, Inc. ("FMV") made presentations to Keystone's Board of Directors concerning the various aspects of the proposed transaction. The Board of Directors was advised by FMV that as of October 28, 1996 FMV did not have sufficient information and documentation concerning Keystone, North Star and the Merger to allow it to render an opinion as to the fairness of the Merger, from a financial point of view to Keystone and its shareholders; however, based upon the information FMV had reviewed and received, there was not yet any basis for FMV to conclude that the proposed terms of the Merger were not fair to Keystone or its shareholders from a financial point of view. After substantial discussions, the Board of Directors unanimously authorized the continued negotiation of the Merger Agreement and the preparation of this Proxy Statement/Information Statement/Prospectus.

         On December 2, 1996, the Board of Directors of Keystone met to discuss the proposed form of Merger Agreement and the transactions contemplated thereby. At the meeting, Keystone's management, as well as representatives of Manatt, Phelps & Phillips, LLP and FMV, made presentations to the Board of Directors as to the status of the negotiations, the results of the due diligence investigation, the principal terms of the proposed Merger and the benefits and potential risks of the proposed Merger. FMV delivered its opinion that the terms of the transactions contemplated by the Merger Agreement are fair to Keystone and its shareholders from a financial point of view. The Board of Directors of Keystone unanimously approved the Merger Agreement and the transactions contemplated thereby and authorized Keystone's management to execute and deliver the Merger Agreement and to proceed with the Merger.

         On December 2, 1996, Keystone announced that the parties had reached an agreement in principle, and on December 6, 1996, the parties executed the Merger Agreement.

REASONS FOR THE MERGER

         KEYSTONE

         The Board of Directors of Keystone believes that the Merger is in furtherance of Keystone's long-term growth strategy for the following reasons:

         - EXPANSION OF GEOGRAPHIC SCOPE. Keystone operates seven regional hubs and 47 service centers located primarily in 26 states in the West, Midwest, Northeast and South and in Mexico. North Star operates four regional hubs and 20 service centers located primarily in the upper Midwest and the mid-Atlantic states.

Accordingly, the location of North Star's service centers generally are complementary to, and not competitive with, Keystone's service centers and expand the geographic scope of Keystone's distribution system.

         - STABLE SUPPLY OF NEW AND RECYCLED CHROME PLATED BUMPERS. For the six months ended September 27, 1996, sales of new and recycled chrome plated bumpers accounted for 11.5% of Keystone's net sales. During such six-month period, Keystone purchased 12.3% of the new and recycled chrome plated bumpers sold by it from North Star. The Merger is expected to ensure Keystone a stable supply of high-quality new and recycled chrome plated bumpers at reasonable cost.

         - ENHANCEMENT OF LEADING MARKET POSITION. The Merger is expected to enhance Keystone's position as the nation's leading distributor of aftermarket automobile and light truck collision parts, which enables it to offer its customers one of the broadest available selections of aftermarket collision parts, just-in-time delivery, lower prices due to volume purchasing, worldwide product sourcing, priority access to new products and superior technical expertise.

         - EXPANSION OF PRODUCT LINES TO NORTH STAR'S DISTRIBUTION SYSTEM. The Merger is expected to enable Keystone to leverage North Star's distribution system through the selective introduction of Keystone's generally broader product lines, including remanufactured alloy wheels.

         - ENHANCEMENT OF OPERATING EFFICIENCIES. Through a combination of Keystone's volume purchase discounts, efficient inventory management, strong working capital position and advanced order taking, inventory control and management information systems, the Merger is expected to enhance the operating efficiencies of the North Star distribution system. In addition, the proximity of Keystone's regional hubs in Chicago and Atlanta to North Star's service centers in the mid-Atlantic states is expected to enhance the efficiency of inventory management with respect to such centers.

         NORTH STAR

         North Star's Board of Directors believes that the Merger, among other things, will (i) provide liquidity to the North Star Shareholders through the exchange of North Star's non-publicly traded stock for Keystone's publicly traded stock; (ii) provide an opportunity for the North Star Shareholders to continue equity participation in a comparable company with a larger distribution network; and (iii) allow the North Star Shareholders to benefit from the anticipated growth of the combined companies. On the basis of these factors, North Star's Board of Directors concluded that the Merger is fair and in the best interests of North Star and its shareholders.

         There can be no assurance that the Merger will result in the foregoing benefits to the combined company on the timetable anticipated by Keystone's and North Star's managements or at all.

         The combination of Keystone and North Star will require, among other matters, integration of their respective purchasing, distribution, marketing and sales efforts, pricing and employee benefits policies, liquidity and capital expenditure requirements, acquisition strategies, management teams and management information and other systems. The challenges of such integration may be increased by the necessity of coordinating geographically separated organizations. In addition, the integration of certain operations following the Merger will require the dedication of management resources which may temporarily distract attention from the day-to-day business of the combined company. The inability of management to integrate the operations of the two companies successfully could have a material adverse effect on the business and the results of operations of Keystone following the Merger. See "Risk Factors -- Risk Factors Relating to the Merger."

RECOMMENDATION OF THE BOARDS OF DIRECTORS

         KEYSTONE

         The Board of Directors of Keystone has determined that the transactions contemplated by the Merger Agreement are in the best interests of Keystone and its shareholders. Accordingly, the Board of Directors has unanimously approved the Merger Agreement and recommends that all Keystone Shareholders vote FOR its approval.

         The Board of Directors of Keystone considered a number of factors, including, but not limited to, the following, in evaluating the transactions contemplated by the Merger Agreement: (i) the anticipated benefits described above under "The Merger -- Reasons for the Merger;" (ii) Keystone's and North Star's respective businesses, operations and prospects; (iii) the relative value North Star might contribute to the combine company, including North Star's historical and projected financial condition and results of operations; (iv) the relationship between the current and anticipated market value of the Common Stock of Keystone to be issued in the Merger and North Star's historical and projected revenues, operating income and earnings; (v) analyses of the potential impact of the Merger on the balance sheet and earnings per share of the combined company; (vi) the financial terms of selected acquisitions in Keystone's industry; (vii) management's judgment that Keystone was unlikely to identify an alternate acquisition or series of acquisitions that would provide comparable benefits to Keystone and its shareholders; (viii) the opinion of FMV that the terms of the transactions contemplated by the Merger Agreement are fair to Keystone and its shareholders from a financial point of view; (ix) the knowledge and experience of North Star's management; (x) the compatibility of the managements of Keystone and North Star; (xi) the fact that the Merger is expected to be accounted for as a pooling of interests and, accordingly, that no good will is expected to be recorded by the combined company; (xii) the complementary nature of Keystone's and North Star's businesses which provide significant opportunities for development without the need for significant restructuring or redirection or disposition of assets; (xiii) recent trends in the industry for collision repair parts; (xiv) reports from accounting, legal and financial advisors on the specific terms of the Merger Agreement and related documents; and (xv) the provision of the Merger Agreement prohibiting North Star from negotiating with any third party with respect to a Competing Transaction.

         The Board of Directors of Keystone also considered certain negative factors, including but not limited to, the following, in evaluating the transactions contemplated by the Merger Agreement: (i) the risk that the Merger would not be consummated; (ii) the risk that the benefits sought in the Merger would not be fully achieved; (iii) the risks associated with integrating Keystone's and North Star's respective businesses; (iv) the environmental risks associated with North Star's chrome bumper plating operation; and (v) the uncertainty of the chrome bumper plating market. See "Risk Factors -- Risk Factors Relating to the Merger" and "Risk Factors -- Risk Factors Relating to North Star." The Board of Directors of Keystone believes that these risks are outweighed by the potential benefits to be gained by the Merger.

         In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, the Board of Directors of Keystone did not quantify, reach independent conclusions regarding or otherwise attempt to assign relative weights to the individual factors considered by it.

         NORTH STAR

         The Board of Directors of North Star believes that the transactions contemplated by the Merger Agreement are in the best interests of North Star and the North Star Shareholders. Accordingly, the Board of Directors has unanimously approved the Merger Agreement, and recommends that the North Star Shareholders vote "FOR" its approval.

         In reaching its conclusion to approve the Merger Agreement, the Board of Directors of North Star considered the financial and strategic business implications of the Merger and its risks and potential benefits, along with the risks and potential benefits of North Star remaining as an independent company. The Board of Directors of North Star considered the business, financial condition, results of operation and prospects of North Star, on both a historical and prospective basis. North Star's Board of Directors has recognized that many products sold by North Star and its method of distribution are similar to Keystone and its chrome bumper plating operation and brand of paint products will add a strategic operation and product line to the combined companies. Furthermore, competition in the aftermarket automobile and light truck collision repair market is intense and includes companies with greater financial resources than North Star.

         North Star's Board of Directors believes that the Merger, among other things, will: (i) provide liquidity to the North Star Shareholders through the exchange of North Star's non-publicly traded stock for Keystone's publicly traded stock; (ii) provide an opportunity for the North Star Shareholders to continue equity participation in a comparable company with a larger distribution network; and (iii) allow the North Star Shareholders to benefit from the anticipated growth of the combined companies. On the basis of these factors, North Star's Board of Directors concluded that the Merger is fair and in the best interests of North Star and its shareholders.

OPINION OF FINANCIAL ADVISOR

         On September 24, 1996, the Board of Directors of Keystone retained FMV to make a determination of the fairness to Keystone and its shareholders from a financial point of view, of Keystone's acquisition of North Star in a stock pooling arrangement.

         At the meeting of the Board of Directors of Keystone on December 2, 1996, at which the terms of the Merger were discussed and considered, FMV rendered an oral opinion to the Board of Directors that, as of the date of such opinion, the terms and conditions of the Merger were fair, from a financial point of view, to Keystone and its shareholders. FMV has confirmed its December 2, 1996 opinion by delivery of a written opinion to the Board of Directors of Keystone dated the date of this Proxy Statement/Information Statement/Prospectus stating that, as of the date of this Proxy Statement/Information Statement/Prospectus and based on the matters set forth in such opinion, the terms and conditions of the transactions contemplated by the Merger Agreement are fair, from a financial point of view, to Keystone and its shareholders.

         THE FULL TEXT OF FMV'S OPINION DATED THE DATE OF THIS PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS, WHICH SETS FORTH THE ASSUMPTIONS MADE, THE PROCEDURES FOLLOWED, THE MATTERS CONSIDERED AND THE LIMITS ON THE REVIEW UNDERTAKEN BY FMV, IS ATTACHED AS APPENDIX B HERETO AND IS INCORPORATED HEREIN BY THIS REFERENCE. THE DESCRIPTION OF THE FMV OPINION SET FORTH IN THIS PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. THE KEYSTONE SHAREHOLDERS ARE URGED TO READ THE FMV OPINION IN ITS ENTIRETY.

         FMV DID NOT RENDER AN OPINION REGARDING THE FAIRNESS OF THE TRANSACTION TO NORTH STAR AND ITS SHAREHOLDERS.

         FMV's opinion is limited to the fairness of the terms and conditions of the Merger, from a financial point of view, to Keystone and its shareholders and does not address Keystone's underlying business decision to proceed with the Merger, nor does it express an opinion as to the prices at which shares of Keystone's Common Stock may trade if and when the Merger is completed. The opinion addresses only the fairness of the terms and conditions of the Merger from a financial point of view and does not constitute a recommendation to any holder of Keystone's Common Stock as to how such holder should vote with respect to the Merger Agreement at any meeting of holders of Keystone's Common Stock.

         FMV is a nationally recognized firm regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, competitive biddings, private placements and valuations for corporate and other purposes. The Board of Directors of Keystone selected FMV on the basis of its familiarity with Keystone, its qualifications, ability and previous experience, and its reputation with respect to the valuation of companies and their securities. No restrictions or limitations were imposed by the Board of Directors of Keystone upon FMV with respect to the investigations made or the procedures followed by FMV in rendering its opinion.

         For purposes of its opinion dated the date of this Proxy Statement/Information Statement/Prospectus and in connection with its review of the proposed transaction with North Star, FMV, among other things: (i) reviewed the Merger Agreement, including the exhibits and schedules thereto;
(ii) participated in discussions among representatives of Keystone and North Star and their financial and legal advisors; (iii) reviewed this Proxy Statement/Information Statement/Prospectus; (iv) reviewed certain publicly available financial statements, both audited and unaudited, of Keystone, including those included in its Prospectus dated June 20, 1996 and its Quarterly Reports on Form 10-Q for the periods ended June 29, 1996 and September 27, 1996;
(v) reviewed certain financial statements, both audited and unaudited, of North Star including those dated September 30, 1992, September 30, 1993, September 30, 1994, September 30, 1995 and September 30, 1996; (vi) reviewed certain financial statements and other financial and operating data concerning Keystone and North Star prepared by their respective managements; (vii) reviewed certain financial forecasts of Keystone and North Star prepared by their respective managements and made inquiries of representatives of Keystone's and North Star's managements as to the expected future financial performance of Keystone and North Star, respectively, on a stand-alone basis and giving effect to the Merger;
(viii) discussed the past and current business operations, results of operations, financial condition and future prospects of Keystone and North Star with certain members of their respective managements; (ix) reviewed reported market prices and historical trading activity of Keystone's Common Stock;
(x) reviewed the financial performance of Keystone and North Star and compared such financial performance of Keystone and North Star, together with stock market data relating to Keystone's Common Stock, with similar data available for certain other companies deemed similar from an investment perspective and certain of their publicly traded securities; (xi) reviewed the financial terms of certain other business combinations involving Keystone and North Star and, to the extent publicly available, of certain recent business combinations and change of control transactions involving other companies that FMV deemed similar from an investment perspective; and (xii) conducted such other studies, analyses and examinations as FMV deemed appropriate.

         In conducting its review and rendering its opinion dated the date hereof, FMV relied upon and assumed without independent verification the accuracy and completeness of all of the financial and other information provided to FMV by Keystone, North Star and their respective representatives and of the publicly available information reviewed by FMV. FMV also relied upon the managements of both Keystone and North Star as to the reasonableness of the financial and operating forecasts provided to FMV (and the assumptions and bases therefor). In that regard, FMV assumed that such forecasts reflect the best currently available estimates and judgments of such managements and that such forecasts will be realized in the amounts and in the time periods estimated by the managements of Keystone and North Star. FMV has relied upon Keystone's management to investigate the businesses of North Star and to provide FMV with all documentation and information requested by FMV to evaluate the businesses of Keystone and North Star. FMV was not retained to, and FMV did not, make any independent evaluation or appraisal of the assets, liabilities or prospects of Keystone and North Star and was not furnished with any such evaluation or appraisal. In rendering its opinion, FMV was advised by Keystone and North Star that there were no other factors that would delay or subject Keystone, North Star or the Merger to adverse conditions including any necessary regulatory or governmental approval for the Merger, and further assumed that all conditions to the Merger will be satisfied and not waived and that the Merger will be accounted for as a pooling-of-interests.

         Set forth below is a brief summary of the analyses performed by FMV in reaching its opinion.

         STOCK TRADING HISTORY. FMV examined the history of trading prices and volume for Keystone's Common Stock and the relationship between the movements of such trading prices to movements of the trading prices and volume for the common stocks of the companies that FMV deemed to be similar to Keystone from an investment perspective (consisting of APS, Inc., Finishmaster, Inc, Hahn Automotive Warehouse, Inc., JPE, Inc., R&B, Inc., Republic Automotive Parts, Inc. and Thompson PBE, Inc.).

         In conducting this review, FMV has relied upon the trading prices and volume for Keystone's Common Stock from June 20, 1996, the date of its initial public offering, until the date of this Proxy Statement/Information Statement/Prospectus. Because of this limited trading history, there can be no assurance that such trading prices or volume for Keystone's Common Stock will be indicative of future price and volume movements. Additionally, FMV assumed that the number of shares of Keystone's Common Stock which are publicly available for sale will not be materially increased except as specifically provided in the Merger Agreement or as set forth in "Information Concerning Keystone -- Description of Capital Stock -- Shares Eligible for Future Sale."

         COMPARISON WITH SELECTED COMPANIES. FMV compared selected financial ratios and multiples (at or for the twelve months ended September 30, 1996) for North Star to the corresponding ratios and multiples of the North Star Comparative Group (consisting of the companies listed above that FMV deemed similar to Keystone and including Keystone). FMV also calculated implied values for North Star based on the trading multiples for the North Star Comparative Group. The trading multiples used in calculating such implied values were market price as a multiple of: (i) net income for the fiscal year ended September 30, 1996; (ii) estimated net income for the year ending September 30, 1997; (iii) cash flow for the year ended September 30, 1996; and (iv) net book value as of September 30, 1996. In addition, FMV analyzed total invested capital (I.E., total equity plus total interest-bearing debt) to (i) earnings before interest and income taxes ("EBIT") for the year ended September 30, 1996;
(ii) earnings before interest, income taxes, depreciation and amortization ("EBITDA") for the year ended September 30, 1996; and (iii) total revenues for the year ended September 30, 1996. FMV used Keystone management's projected net income estimates for Keystone, North Star management's projected net income estimates for North Star and consensus net income estimates as published for the companies comprising the North Star Comparative Group.

         ANALYSIS OF SELECTED TRANSACTIONS. As part of its analyses, FMV reviewed certain transactions which FMV deemed relevant. For each transaction for which data was available, FMV calculated the multiple of the price to the acquired company's: (i) net income for the fiscal year preceding the transactions; (ii) tangible net asset value; (iii) EBIT; and (iv) total revenues.

         No company or transaction used in the above analyses as a comparison is identical to Keystone, North Star or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the value of the companies to which they are being compared.

         DISCOUNTED CASH FLOW ANALYSIS. FMV utilized the future cash flow streams that North Star could produce over the period from October 1, 1996 through September 30, 1999 assuming North Star continued to operate as a stand-alone entity, if North Star performed in accordance with forecasts provided by the management of North Star. FMV also estimated a terminal value of North Star's total invested capital as of October 1, 1996 by applying multiples to North Star's projected fiscal year 1999 EBIT. FMV selected the range of terminal multiples in part on the basis of past and current trading multiples for the North Star Comparative Group. The cash flow streams and terminal value were discounted to present values as of [date of proxy] using a range of discount rates, which reflect different assumptions regarding North Star's weighted average cost of capital.

         PRO FORMA MERGER ANALYSIS. FMV performed certain calculations to confirm that, based on financial forecasts of Keystone and North Star prepared by their respective managements, the Merger would be slightly accretive to Keystone's earnings per share, book value per share and tangible book value per share in the first year following the Effective Time.

         FMV also analyzed certain additional pro forma effects of the Merger. FMV's analysis showed that the shares of Keystone's Common Stock issued in the Merger would represent approximately 25.1% of the pro forma total number of outstanding shares of Keystone's Common Stock.

         In connection with its written opinion dated as of the date of this Proxy Statement/Information Statement/Prospectus, FMV performed certain procedures to update certain of its analyses and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith. In updating its opinion, FMV did not utilize any methods of analysis in addition to those used previously.

         The summary set forth above describes the material analyses performed by FMV in rendering its written opinion to the Board of Directors of Keystone and does not purport to be a complete description of such analyses. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. FMV believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, would create an incomplete view of the process underlying the analyses by which FMV reached its opinions. The results of any particular analysis described above should not be taken to be FMV's view of the actual value of Keystone, North Star, Keystone following the Effective Time or the trading price for Keystone's Common Stock.

         In performing its analyses, FMV made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Keystone and North Star. The analyses performed by FMV are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of FMV's analysis of the fairness of the transactions contemplated by the Merger Agreement, from a financial point of view, to Keystone and its shareholders.
The analyses do not purport to be appraisals or to reflect the prices at which a company or its securities may actually be bought or sold. FMV used in its analyses various projections prepared by Keystone's and North Star's managements. Neither Keystone nor North Star publicly discloses internal management projections of the type provided to FMV in connection with its review. Such projections were not prepared for, or with a view toward, public disclosure. In addition, such projections were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions, many of which are beyond the control of the managements of Keystone and North Star. Accordingly, actual results could vary significantly from those set forth in such projections.

         Pursuant to the terms of a letter agreement dated September 24, 1996 (the "Engagement Letter") for FMV's services in rendering its opinion, Keystone will pay FMV $20,000. Keystone has also agreed under the

Engagement Letter to reimburse FMV for all reasonable out-of-pocket expenses, including reasonable fees and expenses of FMV's legal counsel, and has agreed to indemnify FMV against certain expenses and liabilities incurred in connection with its engagement, including liabilities under federal securities law; provided, however, that Keystone is not obligated to indemnify FMV for any expense or liability which results from FMV's gross negligence.

         FMV previously was retained by a member of Keystone's management to provide certain valuation services to him. This initial engagement was governed by a letter agreement dated November 7, 1995 pursuant to which he paid FMV a fee of $9,000 for one valuation. That letter agreement also provided for the reimbursement of FMV's reasonable out-of-pocket expenses and the indemnification of FMV against certain expenses and liabilities incurred in connection with its engagement, including liabilities under federal securities law.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         In January 1996, Keystone entered into an agreement with Crowell, Weedon & Co., one of the representatives of the underwriters of Keystone's initial public offering, to provide certain financial advisory services to Keystone in connection with evaluating any combination of Keystone and North Star. Upon the consummation of the Merger, Crowell, Weedon & Co. will be entitled to receive $125,000 in consideration of such services. Timothy C. McQuay, a director of Keystone, is a Managing Director of Corporate Finance at Crowell, Weedon & Co.

         Upon the consummation of the Merger, Keystone will enter into employment agreements with Ronald G. Brown, the President, director and a shareholder of North Star, and Kim D. Wood, a Vice President and director of North Star. Keystone will also enter into indemnification agreements with Messrs. Brown and Wood in the same form as Keystone has entered into with its existing officers and directors.

         Under a five-year employment agreement, Mr. Brown will be employed as the Vice President - Manufacturing of North Star commencing at the Effective Time and will be entitled to (i) receive an annual base salary for the twelve months commencing March 1, 1997, 1998, 1999, 2000 and 2001 of $325,000,
$300,000, $275,000, $225,000 and $150,000, respectively, and (ii) participate in any group health, medical reimbursement or dental plan sponsored by Keystone or North Star for executive officers in general. In the event North Star terminates employment before the end of the stated term with cause, or Mr. Brown terminates his employment for specified causes, North Star is obligated to pay the compensation described in clauses (i) and (ii) only through the date of termination. In the event North Star terminates employment before the end of the stated term other than with cause, North Star is obligated to pay such compensation through the stated term of the agreement. The agreement further provides that Mr. Brown will not engage in any "competitive activity" (as defined in the agreement) during the period commencing on the date of the employment agreement and ending on the later to occur of the seventh anniversary of such date or two years after the termination of his employment.

         Under a three-year employment agreement, Mr. Wood will be employed as the President and Chief Operating Officer of North Star commencing at the Effective Time and will be entitled to (i) receive an annual base salary of $175,000, (ii) receive such performance-based bonus, if any, as may be determined by the Board of Directors, (iii) participate in all plans sponsored by North Star for employees in general and (iv) receive the use of an automobile leased and maintained by North Star. In the event North Star terminates employment before the end of the stated term with cause, or Mr. Wood terminates his employment for specified causes, North Star is obligated to pay such compensation only through the date of termination. In the event North Star terminates employment before the end of the stated term other than with cause, North Star is obligated to pay such compensation through the stated term of the agreement, but in no event for less than eighteen months. The agreement further provides that Mr. Wood will not engage in any "competitive activity" (as defined in the agreement) during the eighteen month period commencing on the termination of his employment.

         Upon consummation of the Merger, Keystone and certain shareholders have agreed to use their best efforts to cause Ronald G. Brown to be elected and maintained as a director of Keystone.

         Upon the consummation of the Merger, Keystone will enter into a Registration Rights Agreement with certain shareholders of North Star pursuant to which, among other things, such shareholders will be entitled, subject to certain limitations, to have up to 600,000 shares of the Common Stock of Keystone issued in connection with the Merger registered under the Securities Act in connection with the next public offering of Keystone's Common Stock. See "The Merger Agreement -- Registration Rights Agreement."

         North Star has a line of credit with a bank under which North Star can borrow up to $1.0 million for working capital needs, has financed through the bank the purchase of vehicles and has borrowed from the bank under a term note approximately $4 million in connection with North Star's purchase of all the assets of Carolina Automotive Group. Pursuant to North Star's credit agreement with the bank, Ronald Brown has personally guaranteed North Star's existing and future obligations to the bank, including its obligations under the line of credit, vehicle financing and term note. As a condition to consummation of the Merger, Keystone has agreed to cause the bank to release Mr. Brown of his personal guarantee with the bank.

RESALE OF SHARES ISSUED IN THE MERGER

         All shares of the Common Stock of Keystone received by the North Star Shareholders in the Merger will be freely transferable, except that shares of the Common Stock of Keystone received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of North Star prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 in the case of such persons who become affiliates of Keystone) or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Keystone or North Star generally include individuals or entities that control, are controlled by or are under common control with such party and may include directors, executive officers and principal shareholders of such party.

         The Merger Agreement requires North Star to cause to be delivered to Keystone, prior to the Effective Time, from each affiliate of North Star an Affiliate Agreement to the effect that such person will not offer or sell or otherwise dispose of any of the shares of the Common Stock of Keystone issued to such persons in the Merger in violation of the Securities Act or the rules and regulations promulgated by the Commission thereunder.

         As a condition to North Star's obligation to effect the Merger, Keystone is required to enter into a Registration Rights Agreement with the North Star Shareholders, pursuant to which such shareholders will be entitled, subject to certain limitations, to have up to 600,000 shares of the Common Stock of Keystone issued in connection with the Merger registered under the Securities Act in connection with the next public offering of Keystone's Common Stock. See "The Merger Agreement -- Registration Rights Agreement."

         Rule 145 promulgated under the Securities Act restricts the sale of Keystone's Common Stock received in the Merger by affiliates of North Star and certain of their family members and related parties. Generally, during the two years following the Effective Time, affiliates of North Star, provided they are not affiliates of Keystone, may publicly resell Keystone's Common Stock received by them in the Merger, subject to certain limitations as to the amount of such Common Stock that may be sold by them in any three-month period and as to the manner of sale. After the two-year period, such affiliates of North Star, who are not affiliates of Keystone, may resell their shares without such restrictions so long as there is adequate current public information with respect to Keystone as required by Rule 144. Persons who become affiliates of Keystone prior to, at or after the Effective Time may publicly resell the Common Stock of Keystone received by them in the Merger subject to similar limitations and subject to certain filing requirements specified in Rule 144. Affiliates also would be permitted to resell Keystone's Common Stock received in the Merger pursuant to an effective registration statement under the Securities Act or another available exemption from the registration requirements of the Securities Act.

         This Proxy Statement/Information Statement/Prospectus does not cover any resales of the Common Stock of Keystone issued in the Merger to persons who may be deemed to affiliates of North Star or Keystone.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following summary of certain federal income tax consequences of the Merger does not take into account the facts and circumstances of any particular shareholder of North Star and does not address all aspects of federal income taxation that may be important to particular shareholders in light of their personal investment circumstances or to shareholders subject to special treatment under the federal income tax laws (including life insurance companies, foreign persons, tax-exempt entities, and holders who acquired their Common Stock of North Star pursuant to the exercise of employee stock options or otherwise as compensation). This summary also assumes that the Common Stock of North Star will be held as a capital asset by each North Star Shareholder at the Effective Time. Neither Keystone nor North Star has sought a ruling from the Internal Revenue Service with respect to the income tax consequences of the Merger and related transactions, and there can be no assurance that the Internal Revenue Service will not take a different view of the transaction.

         Fredrikson & Byron, P.A., counsel to North Star, has advised North
Star concerning the federal income tax consequences of the proposed Merger. In the opinion of Fredrikson & Byron, P.A., the following accurately summarizes the material federal income tax consequences of the proposed Merger:

         (a) The Merger will be treated as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

         (b) Keystone, North Star and the Subsidiary will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

         (c) No gain or loss will be recognized to the North Star Shareholders upon their receipt of Keystone's Common Stock in exchange for their North Star's Common Stock.

         (d) The aggregate basis of the Keystone's Common Stock to be received by a North Star Shareholder will be the same as the aggregate basis of the Common Stock of North Star surrendered in exchange therefor.

         (e) The holding period of the Common Stock of Keystone to be received by a North Star Shareholder will include the holding period of the Common Stock of North Star surrendered in exchange therefor.

         (f) A North Star Shareholder who receives solely cash for his or her Common Stock of North Star pursuant to the exercise of dissenters' rights will be obligated to report either (i) capital gain or loss equal to the difference between the cash received and the shareholder's basis in his or her Common Stock of North Star, or (ii) dividend income, depending on whether the redemption qualifies for sale or exchange treatment in accordance with certain tests under the Internal Revenue Code that measure the effect of the transaction on a shareholder-by-shareholder basis. Most such dissenting shareholders should receive capital gain or loss treatment if the deemed redemption of their Common Stock of North Star constitutes a complete termination of their interest in North Star (and Keystone, after the Merger). If the gain is treated as capital gain, it will constitute long-term capital gain if the shareholder held the Common Stock of North Star for more than one year at the Effective Time.

         In describing its conclusions as to the tax consequences of the transaction, Fredrikson & Byron, P.A. is relying on, among other things, representation letters provided by Keystone and North Star to such counsel containing customary statements relating to planned dispositions of shares of Keystone's Common Stock by North Star Shareholders, plans to undertake transactions outside the ordinary course of business and certain other technical requirements under the Code.

         THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. THE DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER, AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS, ALL OF WHICH ARE SUBJECT TO CHANGE. ANY SUCH CHANGE, WHICH MAY OR MAY NOT BE RETROACTIVE, COULD ALTER THE TAX CONSEQUENCES TO NORTH STAR OR ITS SHAREHOLDERS DESCRIBED ABOVE. THE FOREGOING DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES, IF ANY, OF THE MERGER UNDER APPLICABLE STATE, LOCAL, FOREIGN AND OTHER TAX LAWS. SHAREHOLDERS OF NORTH STAR ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FOREIGN, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS AND THE POSSIBLE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

ACCOUNTING TREATMENT

         It is anticipated that the Merger will be accounted for using the "pooling of interests" method of accounting pursuant to Opinion No. 16 of the Accounting Principles Board. The pooling of interests method of accounting assumes that the combining companies have been merged from inception, and the historical financial statements for periods prior to consummation of the Merger are restated as though the companies had been combined from inception. Consummation of the Merger is conditioned upon receipt by Keystone of (i) a letter from Ernst & Young LLP, Keystone's independent auditors, regarding that firm's concurrence with the conclusion of Keystone's management as to the appropriateness of pooling-of-interests accounting for the Merger under Accounting Principles Board Opinion No. 16, if closed and consummated in accordance with the Merger Agreement, and (ii) a letter (addressed to North
Star) from Ernst & Young LLP, North Star's independent auditors, regarding that firm's concurrence with the conclusion of North Star's management as to the appropriateness of pooling-of-interests accounting for the Merger under Accounting Principles Board Opinion No. 16, if closed and consummated in accordance with the Merger Agreement.

RIGHTS OF DISSENTING SHAREHOLDERS

         KEYSTONE

         THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO DISSENTERS' RIGHTS UNDER THE CALIFORNIA GENERAL CORPORATION LAW (THE "CGCL") AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF CHAPTER 13 OF THE CGCL ATTACHED TO THIS PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS AS APPENDIX F. ANY SHAREHOLDER WHO WISHES TO EXERCISE SUCH DISSENTERS' RIGHTS OR WHO WISHES TO PRESERVE HIS OR HER RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING DISCUSSION AND APPENDIX F CAREFULLY BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS UNDER THE CGCL.

         Because Keystone's Common Stock is traded on Nasdaq, dissenters' rights will be available to the Keystone Shareholders only if the holders of five percent (5%) or more of the shares of Keystone's Common Stock entitled to vote at the Keystone Meeting make a written demand upon Keystone for the purchase of dissenting shares in accordance with Chapter 13 of the CGCL. Such a demand is not effective for any purpose unless it is received by Keystone not later than the date of the Keystone Meeting, and must be addressed to Keystone Automotive Industries, Inc., 700 East Bonita Avenue, Pomona, California 91767,
Attention: Secretary. If this condition is satisfied and the Merger is consummated, Keystone Shareholders who dissent from the Merger by complying with the procedures set forth in Chapter 13 of the CGCL would be entitled to receive from Keystone an amount equal to the fair market value of their shares of Keystone's Common Stock as of December 2, 1996, the day before the public announcement of the Merger. The closing price for Keystone's Common Stock, as reported on Nasdaq on December 2, 1996, was $15 . A copy of the pertinent provisions of Chapter 13 of the CGCL is attached hereto as Appendix F and should be read for more complete information concerning dissenters' rights. THE REQUIRED PROCEDURE SET FORTH IN CHAPTER 13 OF THE CGCL MUST BE FOLLOWED EXACTLY OR ANY DISSENTERS' RIGHTS MAY BE LOST. The information set forth below is a general summary of dissenters' rights as they apply to the Keystone Shareholders and is qualified in its entirety by reference to Appendix F.

         In order to be entitled to exercise dissenters' rights, a Keystone Shareholder must not vote "For" the Merger. Thus, any shareholder who wishes to dissent and executes and returns a proxy in the accompanying form must specify that his or her shares are to be voted "Against" the Merger. If the shareholder returns a proxy without voting instructions or with instructions to vote "For" the Merger, his or her shares will automatically be voted in favor of the Merger and the shareholder will lose his or her dissenters' rights. In addition, if the shareholder abstains from voting his or her shares, the shareholder will lose his or her dissenters' rights.

         If (i) the holders of five percent (5%) or more of the outstanding shares of Keystone's Common Stock entitled to vote at the Keystone Meeting have submitted written demands for Keystone to purchase their shares, (ii) these demands are received by Keystone on or before the date of the Keystone Meeting and (iii) the Merger is approved by the Keystone Shareholders, Keystone will have ten days after such approval to send to those Keystone Shareholders who have voted either "Against" or "Abstain" on the Merger and who have submitted timely written demands for Keystone to repurchase their shares written notice of such approval accompanied by a copy of the pertinent provisions of Chapter 13 of the CGCL, a statement of the price determined by Keystone to represent the fair market value of the dissenting shares as of December 2, 1996 and a brief description of the procedure to be followed if a shareholder desires to exercise dissenters' rights. Within 30 days after the date on which the notice of the approval of the Merger is mailed, the dissenting shareholder must surrender to Keystone, at the office designated in the notice of approval, the certificates representing the dissenting shares to be stamped or endorsed with a statement that they are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed. Any shares that are transferred prior to their submission for endorsement lose their status as dissenting shares.

         If Keystone and the dissenting shareholder agree that the surrendered shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder will be entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Payment of the fair value of the dissenting shares shall be made within 30 days after the amount thereof has been agreed upon or 30 days after any statutory or contractual conditions to the Merger have been satisfied, whichever is later, subject to the surrender of the certificates therefor, unless provided otherwise by agreement.

         If Keystone denies that the shares surrendered are dissenting shares or Keystone and the dissenting shareholder fail to agree upon a fair market value of such shares, then the dissenting shareholder must, within six months after the notice of approval is mailed, file a complaint at the Superior Court of the proper county requesting the court to make such determinations or intervene in any pending action brought by any other dissenting shareholder. If the complaint is not filed or intervention in a pending action is not made within the specified six-month period, the dissenter's rights are lost. If the fair market value of the dissenting shares is at issue, the court will determine, or will appoint one or more impartial appraisers to determine, such fair market value.

         A dissenting Keystone Shareholder may not withdraw his or her dissent or demand for payment unless Keystone consents to such withdrawal.

         NORTH STAR

         THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO DISSENTERS' RIGHTS UNDER THE MINNESOTA BUSINESS CORPORATION ACT ("MBCA") AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF
SECTION 302A.471 AND 302A.473 OF THE MBCA ATTACHED TO THIS PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS AS APPENDIX G. ANY SHAREHOLDER WHO WISHES TO EXERCISE SUCH DISSENTERS' RIGHTS OR WHO WISHES TO PRESERVE HIS OR HER RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING DISCUSSION AND APPENDIX G CAREFULLY BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS UNDER THE MBCA.

         PROCEDURE TO PRESERVE DISSENTERS' RIGHTS. Under Minnesota law, any holder of North Star's Common Stock who follows the procedures set forth in
Section 302A.473 of the MBCA will be entitled to receive payment in cash of the "fair value" of such shareholder's shares.

         Under Section 302A.473 of the MBCA, if a corporation calls a shareholder meeting at which a plan of merger to which such corporation is a party is to be voted upon, the notice of the meeting must inform each shareholder of the right to dissent and must include a copy of sections 302A.471 and 302A.473 of the MBCA and a brief description of the procedures to be followed under such sections.

         The Merger Agreement must be approved by the holders at least 66 2/3% of the outstanding shares of North Star's Common Stock. A SHAREHOLDER WHO WISHES TO EXERCISE DISSENTERS' RIGHTS MUST FILE WITH NORTH STAR BEFORE THE VOTE ON THE MERGER AGREEMENT A WRITTEN NOTICE OF INTENT TO DEMAND THE FAIR VALUE OF THE SHARES OWNED BY SUCH SHAREHOLDER AND MUST NOT VOTE HIS OR HER SHARES IN FAVOR OF THE MERGER AGREEMENT.

         The "fair value of the shares" means the value of the shares of North Star immediately before the effective date of the Merger.

         After the proposed Merger has been approved by the Board of Directors of North Star and the North Star Shareholders, North Star must send a written notice to all shareholders who have not voted their shares in favor of the Merger Agreement and who have filed with North Star before the vote on the Merger Agreement a written notice of intent to demand the fair value of the shares owned by such shareholder. The notice from North Star must contain:

         (1) The address to which a demand for payment and certificates of certified shares must be sent in order to obtain payment and the date by which they must be received;

         (2) Any restrictions on transfer of uncertified shares that will apply after the demand for payment is received;

         (3) A form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

         (4) A copy of sections 302A.471 and 302A.473 of the MBCA and a brief description of the procedures to be followed under such sections.

         In order to receive the fair market value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice was given, but the dissenter retains all other rights of a shareholder until the Merger takes effect.

         A shareholder may not assert dissenters' rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter will be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

         A beneficial owner of shares who is not the shareholder may assert dissenters' rights with respect to shares held on behalf of such beneficial owner, and will be treated as a dissenting shareholder under the terms of sections 302A.471 and 302A.473 of the MBCA, if the beneficial owner submits written consent of the shareholder holding such beneficial owner's shares to North Star at the time of or before the assertion of the rights.

         PROCEDURES FOLLOWING AN ASSERTION OF DISSENTERS' RIGHTS. After the Merger takes effect, or after North Star receives a valid demand for payment, whichever is later, North Star must remit to each dissenting shareholder who has not voted his or her shares in favor of the proposed Merger and has filed with North Star before the vote on the proposed Merger a written notice of intent to demand the fair value of the shares owned by such shareholder, the amount North Star estimates to be the fair value of the shares, plus interest ("interest" commences five days after the effective date of the Merger up to and including the date of payment, calculated at a rate provided under Minnesota law for interest on verdicts and judgments), accompanied by:

         (1) North Star's balance sheet and statement of operations for a fiscal year ending not more than 16 months before the effective date of the Merger, together with the latest available interim financial statements;

         (2) An estimate by North Star of the fair value of the shares and a brief description of the procedures to be followed in demanding supplemental payment.

         (3) A copy of sections 302A.471 and 302A.473 of the MBCA, and a brief description of the procedures to be followed in demanding supplemental payment.

         North Star may withhold the above-described remittance from a person who was not a shareholder on the date the Merger Agreement was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If such dissenter has not voted his or her shares in favor of the proposed Merger Agreement and has filed with North Star before the vote on the proposed Merger Agreement a written notice of intent to demand the fair value of the shares owned by such shareholder, North Star must forward to such dissenter the materials described in the preceding paragraph, a statement of reason for withholding the remittance, and an offer to pay to such dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. Such dissenter may decline the offer and demand payment of such dissenter's own estimate of the fair value of the shares, plus interest, by written notice to North Star. Failure to do so entitles such dissenter only to the amount offered. If such dissenter makes demand, the procedures, costs, fees and expenses described below for petitioning the court shall apply.
                                          37

         If North Star fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertified shares, it must return all deposited certificates and cancel all transfer restrictions. However, North Star may require deposit or restrict transfer at a later time and again give notice that contains:

         (1) The address to which a demand for payment and certificates of certified shares must be sent in order to obtain payment and the date by which they must be received;

         (2) Any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

         (3) A form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

         (4) A copy of sections 302A.471 and 302A.473 of the MBCA and a brief description of the procedures to be followed under such sections.

         If a dissenter believes that the amount remitted by North Star is less than the fair value of the shares plus interest, the dissenter may give written notice to North Star of the dissenter's own estimate of the fair value of shares, plus interest, within 30 days after North Star mails the remittance, and demand payment of the difference (a "Demand"). Otherwise, a dissenter is entitled only to the amount remitted by North Star.

         If North Star receives a Demand, it must, within 60 days after receiving the Demand, either pay to the dissenter the amount demanded, or an amount agreed to by the dissenter after discussion with North Star, or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition must be filed in Hennepin County, Minnesota. The petition must name as parties all dissenters who made a Demand and who have not reached agreement with North Star. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court must determine whether the shareholder or shareholders in question have fully complied with the requirements of section 302A.473 of the MBCA, and must determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by North Star or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted by North Star, but shall not be liable to North Star for the amount, if any, by which the amount, if any, remitted to the dissenter exceeds the fair value of the shares as determined by the court, plus interest.

         The court must determine the costs and expenses of any appraisers of a proceeding under the preceding paragraph, including the reasonable expenses and compensation of any appraisers appointed by the court, and must assess those costs and expenses against North Star, except that the court may assess part or all of those costs and expenses against a dissenter whose Demand is found to be arbitrary, vexatious, or not in good faith.

         If the court finds that North Star has failed to comply substantially with section 302A.473 of the MBCA, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

         The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.

REGULATORY APPROVALS

         Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the
"HSR Act") and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger may not be consummated until notifications have been given and certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and specified waiting period requirements have been satisfied. Keystone and North Star each filed with the Antitrust Division and the FTC a Notification and Report Form

(the "Notification and Report Form") with respect to the Merger on December ___, 1996. The initial waiting period for each of these filings is scheduled to expire at 11:59 p.m. on February ___, 1997.

         The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Merger. At any time before or after the Meeting, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Merger or seeking the divestiture of certain assets of Keystone or North Star. In addition, state antitrust authorities may also bring legal action under the antitrust laws. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of certain assets of Keystone or North Star. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

         Keystone and North Star are not aware of any other material governmental or regulatory approvals required for the consummation of the transactions contemplated by the Merger Agreement, other than compliance with the HSR Act and applicable federal and state securities laws.

NASDAQ LISTING

         The Common Stock of Keystone to be issued in the Merger has been approved for listing on the Nasdaq National Market under the symbol "KEYS," subject to official notice of issuance.

COMPARISON OF RIGHTS OF SHAREHOLDERS OF KEYSTONE AND NORTH STAR

         Upon consummation of the Merger, holders of North Star's Common Stock will receive shares of Keystone's Common Stock. Set forth below is a summary of
(i) the material features of North Star's Common Stock and Keystone's Common Stock, and (ii) the material differences between the rights of the holders of North Star's Common Stock and Keystone's Common Stock. These summaries are qualified in their entirety by reference to the charter documents and other instruments of North Star and Keystone that create the rights of the security holders.

         Certain provisions of the Keystone Articles and the Keystone Bylaws may have the effect of delaying, deferring or preventing a change in control of Keystone without further action by the shareholders, may discourage bids for Keystone's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of the Common Stock.

         KEYSTONE

         Keystone currently is authorized to issue up to (i) 20,000,000 shares of Common Stock, of which 7,300,000 shares are outstanding and held of record by 83 shareholders, and (ii) 3,000,000 shares of Preferred Stock, none of which are outstanding. The outstanding shares of Keystone's Common Stock are, and the shares to be issued in the Merger will be, when issued and delivered in accordance with the Merger Agreement, validly issued fully paid and nonassessable. Additional shares of Common Stock may be issued by Keystone from time to time. The Board of Directors of Keystone is authorized to issue additional shares of Keystone's Common Stock, but not to exceed the amount authorized by the Keystone's Articles of Incorporation (the "Keystone Articles"), and to issue options and warrants for the purchase of such shares, on such terms and conditions and for such consideration as the Board of Directors of Keystone may deem appropriate without further shareholder action.

         The Board of Directors, without further action by the holders of Common Stock, may issue shares of Preferred Stock in one or more series and may fix or alter the relative, participating, optional or other rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences and conversion rights, and the description of and number of shares constituting any wholly unissued series of Preferred Stock. The Board of Directors, without further shareholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. No shares of Preferred Stock presently are outstanding, and Keystone currently has no plans to issue shares of Preferred Stock. The issuance of Preferred Stock in certain circumstances may have the effect of delaying, deferring or preventing a change in control of Keystone without further action by the shareholders, may discourage bids for Keystone's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price, and the voting and other rights of the holders, of Common Stock.

         NORTH STAR

         North Star's authorized capital stock consists of 100,000 shares of Common Stock, of which 6,762.1875 shares are issued and outstanding, and 10,000 shares of Preferred Stock, of which no shares are issued and outstanding. All shares of North Star's Common Stock presently outstanding are fully paid and nonassessable. The Board of Directors of North Star is authorized to issue additional shares of North Star's Common Stock, but not to exceed the amount authorized by the North Star's Articles of Incorporation (the "North Star Articles"), and to issue options and warrants for the purchase of such shares, on such terms and conditions and for such consideration as the Board of Directors of North Star may deem appropriate without further shareholder action.

         COMPARISON OF NORTH STAR COMMON STOCK AND KEYSTONE COMMON STOCK

         As a result of the Merger, holders of North Star's Common Stock will become holders of Keystone's Common Stock. Such persons will have different rights as shareholders of Keystone than they had as shareholders of North Star. These differences are due to (i) differences in the respective Articles of Incorporation and Bylaws of North Star and Keystone, and (ii) differences between the corporate laws of California, where Keystone is incorporated and by whose laws it is governed, and the corporate laws of Minnesota, where North Star is incorporated and by whose laws it is governed.

         The following is a summary of certain significant differences between the charter documents of North Star and Keystone and between the laws of Minnesota and California.

         ANNUAL MEETINGS OF SHAREHOLDERS. The Bylaws of North Star (the "North Star Bylaws") provide that regular meetings of the shareholders entitled to vote shall be held on an annual or other less frequent basis as determined by the Board of Directors or the chief executive officer, provided, that if a regular meeting has not been held during the immediately preceding fifteen months, a shareholder or shareholders holding 3% or more of the voting power of all shares entitled to vote may demand a regular meeting of shareholders by written notice of demand given to an officer of North Star.

         The Bylaws of Keystone (the "Keystone Bylaws") provide that the annual meeting of shareholders shall be held each year on a date and at a time designated by the Board of Directors. The date so designated for each meeting must be held within fifteen months after the last annual meeting. The CGCL provides that if there is a failure to hold the annual meeting for a period of 15 months after the last annual meeting, the court may order a meeting to be held upon the application after notice to the corporation giving it an opportunity to be heard. The Keystone Bylaws provide that if a shareholder wishes to propose an item for consideration at a special meeting of shareholders, or at the first annual meeting of shareholders after the date of Keystone's initial public offering, he or she must give written notice to Keystone not less than 30 nor more than 60 days prior to the meeting or, if later, the tenth day following the first public announcement of such meeting, or such other date as is necessary to comply with applicable federal proxy solicitation rules or other regulations. In addition, if a shareholder wishes to propose an item for consideration at any annual meeting of shareholders (other than the first annual meeting after the date of Keystone's initial public offering), he or she must give written notice to Keystone not less than 90 days prior to the day and month on which, in the immediately preceding year, the annual meeting for such year had been held.

         SPECIAL MEETINGS OF SHAREHOLDERS. The MBCA and the North Star Bylaws provide that meetings of shareholders may be called by (i) the chief executive officer, (ii) the chief financial officer, (iii) two or more directors, (iv) shareholders holding 10% or more of the voting power of all shares entitled to vote (except that the voting power needed to demand a meeting to directly or indirectly effect a business combination is 25%), or (v) any other person authorized in the North Star Articles or the North Star Bylaws. The North Star Bylaws provide that special meetings of shareholders may be called only by the parties listed in items (i) through (iv) above.

         The CGCL provides that a special meeting shareholders may be call by the Board of Directors, the Chairman of the Board, the President or the holders of shares entitled to cast not less than 10% of the votes at the meeting or such additional persons as may be provided in the articles or bylaws. The Keystone Bylaws provide that special meetings of the shareholders may be called only by the Board of Directors, the Chairman of the Board or the President.

         ACTION WITHOUT MEETINGS OF SHAREHOLDERS. The MBCA provides that any action which might be taken at a meeting of the shareholders may be taken without a meeting if done in writing and signed by all of the shareholders entitled to vote on that action.

         The CGCL provides that any action which may be taken at a meeting of shareholders may also be taken by the written consent of the holders of at least the same proportion of outstanding shares as would be necessary to take such action at a meeting at which all shares entitled to vote were present and voted, except that election of directors by written consent generally requires the unanimous consent of all shares entitled to vote. The Keystone Articles provide that any action required to be taken or that may be taken at any meeting of Keystone's shareholders may only be taken at a meeting of shareholders or by the written consent of the holders of two-thirds of the outstanding voting shares

         VOTING RIGHTS; SHAREHOLDER APPROVALS. The North Star Articles provide that each holder of record of shares of Common Stock shall be entitled to one vote per share on all matters submitted to a vote of the shareholders. The North Star Bylaws provide that, except as specifically required otherwise under the North Star Articles, the North Star Bylaws or the MBCA, all matters submitted to the shareholders are decided by a majority vote of the shares entitled to vote and represented at a meeting at which there is a quorum. The North Star Articles provide that where approval of shareholders is required by law, the affirmative vote of the holder of at least 66 2/3% of the voting power of all shares entitled to vote shall be required to authorize North Star to (i) merge, (ii) to exchange its shares for shares of another corporation, (iii) to sell lease, transfer or otherwise dispose of all or substantially all of its property and assets, including its goodwill, or (iv) to commence voluntary dissolution.

         The Keystone Articles provide that each holder of Keystone's Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of shareholders (other than the election of directors). Except as specifically required otherwise under the Keystone Articles, the Keystone Bylaws or the CGCL, shareholder actions generally require the approval of the holders of a majority of Keystone's outstanding shares of Common Stock entitled to vote and represented at a meeting at which there is a quorum.

         CUMULATIVE VOTING. The North Star Articles provide that each shareholder entitled to vote for directors shall have the right to cumulate his votes in the election of directors by giving written notice of intent to cumulate his votes to any officer of North Star before the meeting or to the presiding officer at the meeting at which the election is to occur at any time before the election of directors at the meeting.

         Under the CGCL (unless a corporation's Articles of Incorporation provides otherwise), any shareholder of a corporation is entitled to cumulate his or her votes for the election of directors provided that at least one shareholder has given notice at the meeting prior to the voting of such shareholder's intention to cumulate his or her votes. Keystone's shareholders currently may cumulate their votes for the election of directors in accordance with the CGCL. Cumulative voting will no longer be required or permitted under Keystone's Articles at such time as (i) Keystone's shares of Common Stock are listed on the Nasdaq National Market System and Keystone has at least 800 holders of its equity securities as of the record date of Keystone's most recent annual meeting of shareholders, or (ii) Keystone's shares of Common Stock are listed on the New York Stock Exchange or the American Stock Exchange. At the same time, Keystone will divide its Board of Directors into two classes of directors. Keystone's Common Stock currently is included in the Nasdaq National Market System and Keystone may have at least 800 holders of its equity securities by the record date for its next annual meeting of shareholders.

         The CGCL generally requires approval of any reorganization (which includes a merger, certain exchange reorganizations and certain sale-of-asset reorganizations) or sale of all or substantially all of the assets of a corporation by the affirmative vote of the holders of a majority (unless the charter requires a higher percentage) of the outstanding shares of each class of
capital stock of the corporation entitled to vote thereon.   The Keystone
Articles do not require a higher percentage. In general, under the CGCL, no approval of a reorganization is required by the holders of the outstanding shares in the case of any corporation if such corporation, or its shareholders immediately before such reorganization, or both, own, immediately after such reorganization, equity securities (other than warrants or rights) of the surviving or acquiring corporation, or the parent of either of the constituent corporations, possessing more than a five-sixths of the voting power of such surviving or acquiring corporation or such parent. The Keystone Articles do not require shareholder authorization for mergers of the type described in the preceding sentence.

         DIVIDENDS AND REPURCHASES OF STOCK. The Board of Directors of North Star, under the MBCA, may declare dividends without shareholder approval so long as the corporation will be able to pay its debts in the ordinary course of business after making the distribution.

         The Keystone Articles provide that, subject to preferences which may be granted to the holders of Preferred Stock of Keystone, each holder of Common Stock of Keystone is entitled to share ratably in distributions to shareholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of the liquidation, dissolution or winding up of Keystone, is entitled to share ratably in all assets of Keystone remaining after payment of liabilities.

         Generally, a California corporation may pay out dividends out of retained earnings or if, after giving effect thereto, the sum of (i) the assets (excluding goodwill and certain other assets) of the corporation is at least equal to 1 1/4 times its liabilities (excluding certain deferred credits) and
(ii) the current assets of such corporation is at least equal to (x) its current liabilities or (y) if the average of the earnings of such corporation before taxes and interest expense for the two preceding fiscal years was less than the average of the interest expense of such corporation for such fiscal years, 1 1/4 times its current liabilities. In addition, neither a corporation nor any of its subsidiaries shall make any distribution to the corporation's shareholders if the corporation or the subsidiary making the distribution is, or as a result thereof would be, likely to be unable to meet its liabilities.

         INSPECTION RIGHTS. Under the MBCA, a shareholder has an "absolute right," upon written demand, to examine the following corporate documents: (i) the share register; (ii) records of all proceedings of shareholders for the last three years; (iii) records of all proceedings of the board for the last three years; (iv) the corporation's articles and all amendments currently in effect;
(v) the corporation's bylaws and all amendments currently in effect; (vi) certain financial statements and the financial statement for the most recent interim period prepared in the course of operation of the corporation for distribution to the shareholders or to a governmental agency as a matter of public record; (vii) reports made to shareholders generally within the last three years; (viii) a statement of the names and usual business addresses of its directors and principal officers; (ix) voting trust agreements; (x) shareholder control agreements; and (xi) a copy of agreements, contracts, or other arrangements or portions of them fixing the rights of a class or series of securities issued by the company.

         Under the CGCL, a shareholder or shareholders holding at least five percent in the aggregate of the outstanding voting shares of a corporation or who hold at least one percent of such voting shares and have filed a Schedule 14B with the United States Securities and Exchange Commission relating to the election of directors of the corporation shall have an absolute right to do either or both of the following: (i) inspect and copy the record of shareholders' names and addresses and share holdings during usual business hours upon five business days' prior written demand upon the corporation, or (ii) obtain from the transfer agent for the corporation, upon written demand and upon the tender of its usual charges for such a list (the amount of which charges shall be stated to the shareholder by the transfer agent upon request), a list of the shareholders' names and addresses, who are entitled to vote for the election of directors, and their share holdings, of the most recent record date for which it has been compiled or as of a date specified by the shareholder subsequent to the date of demand. The CGCL requires that the list shall be made available on or before the later of five business days after the demand is received or the date specified therein as the date as of which the list is to be compiled, and that a corporation shall have the responsibility to cause its transfer agent to comply with this subdivision.

         AMENDMENTS TO ARTICLES. The North Star Articles provide that such Articles may be amended by the affirmative vote of at least 66 2/3% of the voting power of the shares present and entitled to vote at a duly held meeting.

         Under the CGCL, amendments to the Articles of Incorporation of a corporation generally require the approval by vote of the board of directors and the holders of a majority of outstanding shares entitled to vote thereon and, where their rights are affected, by the holders of a majority of the outstanding shares of a class, whether or not such class is entitled to vote thereon by the provision of the charter. The Keystone Articles provide that the provisions contained in such Articles with respect to the unanimous vote for shareholder action without a meeting, the classification of the Board of Directors, the filling of vacancies on the Board of Directors, the elimination of cumulative voting, indemnification of directors, officers and others, the removal of directors and the Preferred Stock may not be amended without the affirmative vote of at least two-thirds of the outstanding voting shares.

         AMENDMENT OF BYLAWS. The North Star Bylaws provide that such Bylaws may be amended by the affirmative vote of a majority of the Board of Directors of North Star, subject to the power of North Star's shareholders to change or repeal such Bylaws. The North Star Bylaws further provide that the Board of Directors of North Star shall not make or alter any Bylaws fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies on the Board of Directors of North Star, or fixing the number of directors or their classifications, qualifications or terms of office, but the Board of Directors may adopt or amend a Bylaw to increase the number of directors.

         Under the CGCL, bylaws may be adopted, amended or repealed either by the vote of a majority of the outstanding shares entitled to vote thereon or (subject to any restrictions in the Articles of Incorporation or Bylaws) by the approval of the board of directors, except that amendments to the bylaws specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a variable board or vice versa may only be adopted by approval of the outstanding shares. The Keystone Bylaws provide that such Bylaws may not be amended without the approval of the holders of at least at least two-thirds of the outstanding voting shares or the approval of at least two-thirds of the authorized directors; provided, however, that the provisions of the Keystone Bylaws relating to the calling of special meetings of shareholders, shareholder proposals and the number and nomination of directors require the approval of the holders of at least two-thirds of the outstanding voting shares.

         PREEMPTIVE RIGHTS. The North Star Articles grant each holder of shares of North Star the preemptive rights provided by the MBCA. The MBCA defines preemptive right as the right of a shareholder to acquire a certain fraction of the unissued securities or rights to purchase securities of a corporation before the corporation may offer them to other persons. Minnesota law provides that, with some exceptions, a shareholder has a preemptive right whenever the corporation proposes to issue new or additional shares or rights to purchase additional shares of the same series as the series held by the shareholder. Holders of North Star's Common Stock have no subscription, redemption or conversion rights.

         Holders of Keystone's Common Stock have no conversion, preemptive or other rights to subscribe for additional shares, and there are no redemption rights or sinking fund provisions with respect to the Common Stock.

         DIRECTORS. Under the MBCA and the North Star Bylaws, directors hold office until the next annual meeting of shareholders or the election and qualification of their successors.

         The Keystone Bylaws provide that the number of directors shall be not less than five nor more than nine until changed by an amendment duly adopted by Keystone's shareholders. The Keystone Bylaws further provide that the exact number of directors shall be fixed from time to time, within such range, by the Board of Directors. The number of directors currently is fixed at five, but will be increased to six to permit the election of Ronald G. Brown, a director, officer and principal shareholder of North Star, as provided by the Merger Agreement. The Keystone Articles provide that, upon the satisfaction of certain conditions, the Board of Directors will be divided into two classes of directors, each serving for staggered two-year terms. The Keystone Articles further provide that (i) vacancies shall be filled solely by the affirmative vote of at least two-thirds of the remaining directors, (ii) shareholders may remove a director either with cause by the affirmative vote of at least a majority of the outstanding voting shares or without cause by the affirmative vote of at least two-thirds of the outstanding voting shares and (iii) the Board of Directors may remove a director with cause by the affirmative vote of at least two-thirds of the directors or, if such director ceases to be employed as President, Chief Executive Officer or Vice President, by the affirmative vote of at least a majority of the directors.

         PERSONAL LIABILITY OF DIRECTORS. The MBCA generally permits a Minnesota corporation's articles to eliminate or limit a director's personal liability to the corporation or its shareholders for monetary damages for breaches of a director's duty as a director. However, the articles cannot deprive the corporation or its shareholders of the right to enjoin transactions which violate a director's duty of care. Moreover, the articles cannot limit liability for any breach of the director's duty of loyalty, for transactions resulting in an improper personal benefit to the director or for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law. In addition, liability for illegal dividends, stock repurchases or other distributions to shareholders or for violations of Minnesota's securities statutes cannot be limited. The North Star Articles do not limit personal liability of directors.

         The Keystone Articles limit the liability of members of the Keystone's directors for monetary damages arising from a breach of their fiduciary duties to Keystone and its shareholders, except to the extent otherwise required by CGCL. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or recision.

         The CGCL permits the inclusion in the Articles of Incorporation of a California corporation of provisions eliminating or limiting the personal liability of a director for monetary damages in an action brought by or in the right of the corporation for breach of a director's duties to the corporation and its shareholders; provided, however, that (A) such provision may not eliminate or limit the liability of directors: (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, (vi) under Section 310 (regarding transactions between corporations and directors or corporations having interrelated directors), or (vii) under Section 316 (regarding directors' liability for distributions, loans and guarantees), (B) no such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when the provision becomes effective, and (C) no such provision shall eliminate or limit the liability of an officer for any act or omission as an officer notwithstanding that the officer is also a director or that his or her actions, if negligent or improper, have been ratified by the directors."

         INDEMNIFICATION. Article Five of the North Star Bylaws provides for indemnification of directors, officers and employees of North Star to the full extent permitted by Minnesota Law. Minnesota Law provides for mandatory indemnification of a person acting in an official capacity on behalf of the corporation (including a director, officer, employee or agent) if such person acted in good faith, received no improper personal benefit, acted in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         Keystone's Bylaws provide that Keystone shall indemnify its directors to the fullest extent permitted by applicable law, including circumstances in which indemnification is otherwise discretionary. Keystone has entered into indemnification agreements with its directors and executive officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the CGCL. Such agreements may require Keystone, among other things, (i) to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers provided that such persons acted in good faith and in a manner reasonable believed to be in the best interests of Keystone, and, with respect to any criminal action, had no cause to believe their conduct was unlawful, (ii) to advance the expenses actually and reasonably incurred by its officers and directors as a result of any proceeding against them as to which they could be indemnified and (iii) to obtain directors' and officers' insurance if available on reasonable terms. There is no action or procedure pending or, to the knowledge of Keystone, threatened which may result in a claim for indemnification of any director, officer, employee or agent.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of North Star and Keystone, North Star and Keystone have been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         RESTRICTIONS ON OWNERSHIP AND TRANSFER OF SHARES. The North Star Bylaws provide that no shareholder shall voluntarily transfer or encumber shares of North Star without first giving notice to North Star. Upon receipt of such notice from or the death, insolvency or bankruptcy of a shareholder, North Star shall have ninety days to purchase such shareholder's shares at the price last established by the unanimous vote of the entire Board of Directors. If the Board of Directors has failed to establish any such price for more than fourteen months, then the price shall be determined by appraisal. Keystone does not have any similar restrictions or purchase options on Keystone's Common Stock.

         RIGHTS OF DISSENTING SHAREHOLDERS.  Under Section 302A.473 of the
MBCA, if a corporation calls a shareholders meeting to approve a merger to which such corporation is a party, the sale of substantially all of the assets of the corporation, or in certain other circumstances, the notice of the meeting must inform each shareholder of the right to dissent from such action and must include a copy of Section 302A.471 and Section 302A.473 of the MBCA and a brief description of the procedure to be followed under such sections. A shareholder who wishes to exercise dissenters' rights in such circumstances is entitled to demand the fair value of the shares owned by such shareholder. See "The Merger -- Rights of Dissenting Shareholders -- North Star."

         Under Chapter 13 of the CGCL, shareholders have certain dissenters' rights. However, because Keystone's Common Stock is traded on Nasdaq, dissenters' rights will be available to the Keystone Shareholders only if the holders of five percent (5%) or more of the shares of Keystone's Common Stock entitled to vote at the Keystone Meeting make a written demand on Keystone for the purchase of dissenting shares in accordance with Chapter 13 of the CGCL. If this condition is satisfied and the Merger is consummated, Keystone Shareholders who dissent from the Merger by complying with the procedures set forth in Chapter 13 will be entitled to receive from Keystone an amount equal to the fair market value of the Common Stock of Keystone held by them as of December 2, 1996, the day before the public announcement of the Merger. The procedure for perfecting dissenters' rights is summarized under the caption "The Merger -- Rights of Dissenting Shareholders -- Keystone," and the pertinent provisions of Chapter 13 of the CGCL are included as Appendix F to this Proxy Statement/ Information Statement/Prospectus.

                                 THE MERGER AGREEMENT

         CERTAIN PROVISIONS OF THE MERGER AGREEMENT ARE SUMMARIZED BELOW. THIS SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF THE MERGER AGREEMENT, WHICH IS ATTACHED AS APPENDIX A TO THIS PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. SHAREHOLDERS OF KEYSTONE AND NORTH STAR ARE URGED TO READ THE MERGER AGREEMENT AND THE EXHIBITS THERETO IN THEIR ENTIRETY.

THE MERGER

         The Merger Agreement provides that, at the Effective Time, the Subsidiary shall be merged with and into North Star. The separate corporate existence of the Subsidiary shall cease and North Star shall continue as the surviving corporation and as a wholly owned subsidiary of Keystone (the "Surviving Corporation").

         Pursuant to the provisions of the Merger Agreement, as soon as practicable after the satisfaction or waiver of certain conditions summarized herein, Articles of Merger will be prepared, executed and acknowledged by Keystone and North Star and thereafter delivered to the Secretary of State of the State of Minnesota for filing pursuant to the Minnesota Business Corporation Act. The Merger shall become effective at the Effective Time.

CONVERSION OF NORTH STAR COMMON STOCK

         At the Effective Time, and pursuant to the Merger Agreement, (i) each issued and outstanding share of the Common Stock of North Star will be converted into the right to receive 362.3088 shares of the Common Stock of Keystone, (ii) each issued and outstanding share of the Common Stock of North Star held as treasury stock will be canceled and retired without payment of any consideration therefor and (iii) each share of the Subsidiary's Common Stock will be converted into one share of the Common Stock of the Surviving Corporation.

         Promptly after the Effective Time, Keystone will cause to be sent to each holder of shares of the Common Stock of North Star as of the Effective Time a transmittal letter containing instructions for the surrender of certificates for shares of the Common Stock of North Star in exchange for new certificates representing shares of the Common Stock of Keystone; PROVIDED that with respect to any holder of North Star Common Stock who has delivered such holders' North Star Common Stock certificates and other required documentation at or prior to the Effective Time, Keystone will cause to be delivered to such Person at the Closing certificates representing the appropriate number of shares of Keystone Common Stock. No fractional shares of Keystone's Common Stock shall be issued in connection with the Merger. In lieu of such fractional shares, (i) any holder of North Star's Common Stock who would otherwise be entitled to receive a fractional share of Keystone's Common Stock equal to 0.50 or more of a share shall instead receive one full share of Keystone's Common Stock, and (ii) any holder of North Star's Common Stock who would otherwise be entitled to a fractional share of Keystone's Common Stock equal to less than 0.50 of a share shall instead receive no consideration in respect of such fractional interest. CERTIFICATES SHOULD NOT BE SURRENDERED UNTIL THE LETTER OF TRANSMITTAL IS RECEIVED AND ONLY IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED IN THE LETTER OF TRANSMITTAL.
Pending delivery to Keystone of North Star's Common Stock certificates, no dividends or other distributions with respect to the Keystone's Common Stock to be issued in the Merger will be paid to the holders of unsurrendered certificates for North Star's Common Stock. Upon such surrender, such holders will be paying, without interest, all dividends and other distributions with respect to Keystone's Common Stock payable after (and for which the record date occurs after) the Effective Time, and all dividends and other distributions with respect to North Star's Common Stock payable after (and for which the record date occurs before) the Effective Time.

REPRESENTATIONS AND WARRANTIES

         The Merger Agreement contains various representations and warranties by North Star, the Principal Shareholders and Keystone, made in each case to such party's "Knowledge" (as defined in the Merger Agreement). The Merger Agreement includes representation and warranties of North Star, made by North Star and the principal shareholders as to: (i) its organization, standing and power; (ii) its ownership of subsidiaries; (iii) its corporate authority to enter into the Merger Agreement and related agreements; (iv) the absence of certain governmental filings; (v) its compliance with its Articles of Incorporation, Bylaws and applicable law; (vi) its authorized capital stock;
(vii) the accuracy of its financial statements; (viii) the accuracy of its books and records; (ix) the identification of its material contracts; (x) the absence of certain material changes or events; (xi) the absence of certain litigation;
(xii) the absence of certain tax liabilities; (xiii) its ownership of assets;
(xiv) the absence of material labor disputes; (xv) its employee benefit plans;
(xvi) the absence of certain material defaults or violations; (xvii) the absence of brokers; (xviii) the absence of certain environmental liabilities; (xix) its ownership of trademarks, patents and copyrights; (xx) the validity of certain contracts; and (xxi) the identification of certain insurance policies. In addition, Keystone makes representations and warranties as to: (i) its due organization and good standing; (ii) its corporate authority to enter into the Merger Agreement and related agreements; (iii) its governmental filings and approvals; (iv) its compliance with its Articles of Incorporation, Bylaws and applicable law; (v) its authorized capital stock; (vi) the accuracy of its filings with the Commission; (vii) the absence of certain material changes or events; (viii) the absence of certain litigation; (ix) the absence of certain tax liabilities; and (x) the absence of brokers.

CONDUCT OF BUSINESS PENDING THE MERGER

         CONDUCT OF BUSINESS BY NORTH STAR. Pursuant to the Merger Agreement, North Star has agreed not to (and the Principal Shareholders have agreed not to permit North Star to) do any of the following prior to the Effective Time unless Keystone consents in writing: (i) amend its Articles of Incorporation, Bylaws or other comparable charter or organizational documents; (ii) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of North Star's Common Stock; (iii) acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof except in the ordinary course of business consistent with past practice or
(B) any assets that are material, individually or in the aggregate, to North Star, except purchases of inventory in the ordinary course of business consistent with past practice; (iv) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets except in the ordinary course of business consistent with past practice;
(v) (A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of North Star, guaranty any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than to North Star or advances to employees in accordance with past practice; (vi) make or agree to make any new capital expenditure or expenditures which, individually, is in excess of $50,000 or, in the aggregate, are in excess of $100,000; (vii) make any material tax election or settle or compromise any material tax liability; (viii) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent financial statements of North Star or incurred in the ordinary course of business consistent with past practice, or waive any material benefits of, or agree to modify in any material respect, in any confidentiality, standstill or similar agreements to which North Star is a party; (ix) except in the ordinary course of business, modify, amend or terminate any material contract or agreement to which North Star is a party or waive, release or assign any material rights or claims; (x) enter into any contracts, agreements, arrangements or understandings relating to the distribution, sale or marketing by third parties of North Star's products or products licensed by North Star in the ordinary course of business consistent with past practice; (xi) except as required to comply with applicable law, (A) adopt, enter into, terminate or amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation or other plan, trust arrangement or fund for the benefit or welfare of any director, officer or current or former employee, (B) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for normal increases or bonuses in the ordinary course of business consistent with past practice), (C) pay any benefit not provided for under a North Star Plan, (D) except as permitted in clause (B), grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or North Star Plan (including the grant of stock options, stock appreciation rights, stock-based or stock-related awards, performance units or restricted stock, or the removal of existing restrictions in any North Star Plan or agreement or awards made thereunder) or (E) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or North Star Plan; (xii) make any change in any method of accounting or accounting practice or policy other than those required by generally accepted accounting principles; or (xiii) authorize any of, or commit or agree to take any of, the foregoing actions.

         CONDUCT OF BUSINESS BY KEYSTONE. Pursuant to the Merger Agreement, Keystone has agreed to conduct its business in the ordinary course consistent with past practice and to use its best efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees until the Effective Time.

         OTHER ACTION. North Star and Keystone have agreed not to take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of such party set forth in the Merger Agreement that are qualified as to materiality becoming untrue, (ii) any of the representations and warranties that are not so qualified becoming untrue in any material respect or (iii) any of the conditions to the Merger and consummation of the transactions contemplated by the Merger Agreement not being satisfied.

         INTERIM FINANCIAL INFORMATION. Each of Keystone and North Star has agreed to provide to the other, not later than January 15, 1997, its respective internally prepared financial statements for the two month period ending November 30, 1996.

CONDITIONS TO CONSUMMATION OF THE MERGER

         The respective obligations of Keystone and North Star to consummate the Merger are subject to the following conditions at or before the Effective
Time: (i) the Merger Agreement shall have been approved by the requisite vote of the outstanding shares of North Star and Keystone entitled to vote; (ii) all authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by any governmental entity necessary for the consummation of the transactions contemplated by the Merger Agreement, shall have been filed, expired or obtained; (iii) the Registration Statement of which this Proxy Statement/Information Statement/Prospectus is a part shall have become effective and shall not be the subject of any stop order or proceeding seeking a stop order, and this Proxy Statement/Information Statement/ Prospectus shall not at the Effective Time be subject to any proceedings commenced or threatened by the Commission; (iv) no temporary restraining order, preliminary or permanent injunction or other order issued by any governmental entity of competent jurisdiction nor other legal restraint or prohibition preventing the consummation of the Merger or any other transaction contemplated by the Merger Agreement shall be in effect; (v) no action shall have been taken, and no statute, rule, regulation or order shall have been enacted, promulgated or issued or deemed applicable to the Merger by any governmental entity which would (A) make the consummation of the Merger illegal, or (B) render Keystone or North Star unable to consummate the Merger except for any waiting period provisions; (vi) the Registration Rights Agreement shall have been entered into (see "Other Conditions" below); and (vii) since the date of the Merger Agreement no Material Adverse Effect (as defined in the Merger Agreement) shall have occurred that is the result of conditions or factors affecting the economy generally or the industry in which Keystone or North Star operates or the result of the announcement of the Merger or actions taken in contemplation thereof.

         The separate obligations of Keystone and North Star are subject to the satisfaction of certain further conditions at or prior to the Effective Time. Such further conditions with respect to Keystone's obligations include the following: (i) the representations and warranties of North Star and the Principal Shareholders set forth in the Merger Agreement, without regard to any qualification or reference to materiality or "Material Adverse Effect," shall be true and correct in all respects as of the Effective Time, except for any inaccuracies which, individually or in the aggregate, have not had, and would not have, a Material Adverse Effect on North Star, and Keystone shall have received a certificate signed by behalf of North Star by the President and the Vice President of Finance of North Star, and by the Principal Shareholders, to such effect; (ii) North Star and the Principal Shareholders shall have performed in all material respects, all obligations and covenants required to be performed by them under the Merger Agreement prior to or as of the Effective Time, unless waived in writing by Keystone, and Keystone shall have received a certificate signed on behalf of North Star by the Chief Executive Officer and the Chief Financial Officer of North Star certifying as to North Star's performance;
(iii) all required consents, approvals and authorizations shall have been obtained in form and in substance reasonably satisfactory to Keystone, except for such consents, approvals and authorizations with respect to which the failure to obtain would not have a Material Adverse Effect on either Keystone or the Surviving Corporation; (iv) Keystone shall have received from the Keystone Financial Advisor an opinion dated the Effective Time, in form and substance reasonably satisfactory to Keystone, that the Merger and the other transactions contemplated by the Merger and the Merger Agreement are fair to the shareholders of Keystone from a financial point of view; provided, however, that this condition shall be deemed satisfied if Keystone fails to use all commercially reasonable efforts to obtain such fairness opinion; (v) Keystone shall have received a letter from Ernst & Young LLP, Keystone's independent auditors, dated the Effective Time, regarding that firm's concurrence with the conclusion of Keystone's management as to the appropriateness of pooling-of-interests accounting for the Merger under Accounting Principles Board Opinion No. 16, if consummated in accordance with the Merger Agreement; (vi) Keystone shall have received evidence satisfactory to Keystone that none of the holders of North Star's Common Stock are entitled to dissent from the Merger and that the holders of shares of Keystone Common Stock entitled to dissent from the Merger do not hold, in the aggregate, more than 1%of the issued and outstanding shares of Keystone Common Stock; and (vii) Keystone shall have received a limited indemnity from Ronald G. Brown with respect to environmental remediation costs, if any, at North Star's Brainerd, Minnesota facility.

         With respect to North Star's obligations, such further conditions include the following: (i) the representations and warranties of Keystone set forth in the Merger Agreement, without regard to any qualification or reference to materiality or Material Adverse Effect, shall be true and correct in all respects as of the Effective Time, except for any inaccuracies which, individually or in the aggregate, have not had, and would not have, a Material Adverse Effect on Keystone, and North Star shall have received a certificate signed on behalf of Keystone by the Chief Executive Officer and the Chief Financial Officer of Keystone to such effect; (ii) Keystone shall have performed in all material respects all obligations and covenants required to be performed by it under the Merger Agreement prior to or as of the Effective Time, unless waived in writing by North Star or the Principal Shareholders, and North Star shall have received a certificate signed on behalf of Keystone by the Chief Executive Officer and the Chief Financial Officer of Keystone to such effect;
(iii) all required consents, approvals and authorizations shall have been obtained in form and substance reasonably satisfactory to North Star, except for such consents, approvals and authorizations with respect to which the failure to obtain would not have a Material Adverse Effect on either Keystone or the Surviving Corporation; (iv) North Star shall have received a letter from Keystone's independent auditors or legal counsel indicating (A) the number of shares of Keystone's Common Stock that have been authorized for issuance by the Board of Directors of Keystone as set forth in the minutes in the Keystone minute book, and (B) the number of shares of Keystone's Common Stock subject to warrants and options to purchase them that have been authorized by the Board of Directors of Keystone as set forth in the minutes in the Keystone minute book; and (v) Ronald G. Brown shall have been released from his personal guaranty of North Star's obligations to First Bank, N.A.


SOLICITATION OF ALTERNATIVE TRANSACTIONS

         North Star has agreed to direct and use its commercially reasonable efforts to cause its officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it) not to initiate, solicit or knowingly encourage, directly or indirectly (including by way of furnishing non-public information or assistance), or take any other action to facilitate knowingly, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any "Competing Transaction" (as defined below), or enter into or continue discussions or negotiations with any person in furtherance of such inquiries to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize any of its officers, directors or employees or any investment banker, financial adviser, attorney, accountant or other representative retained by it to take any such action, and North Star has agreed to notify Keystone of all inquiries or proposals which North Star may receive relating to any of such matters and if such inquiry or proposal is in writing, shall deliver Keystone a copy of such inquiry or proposal.

         "Competing Transaction" shall mean any of the following (other than the transactions contemplated hereby): (i) any merger, consolidation, share exchange, business combination, or other similar transaction involving North Star, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 50% or more of the assets of North Star or any subsidiary of North Star, taken as a whole, in a single transaction or series of transactions, other than in the ordinary course of business, (iii) any tender offer or exchange offer for any shares of North Star's Common Stock or the filing of a registration statement under the Securities Act in connection therewith, (iv) any person having acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) having been formed which beneficially owns or has the right to acquire beneficial ownership of, 10% or more of the shares of North Star's Common Stock or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing other than any transaction contemplated in the Merger Agreement.

INDEMNIFICATION

         Pursuant to the Merger Agreement, North Star will indemnify and hold Keystone harmless against all payments, damages, demands, claims, losses, obligations, liabilities, costs and expenses, including, but not limited to, reasonable attorneys' fees and costs ("Claims") which Keystone may suffer or incur in connection with any breach by North Star of any of its representations, warranties or covenants in the Merger Agreement. Pursuant to the Merger Agreement, the Principal Shareholders, jointly and severally, will indemnify and hold Keystone harmless against all Claims which Keystone may suffer or incur in connection with any breach by the Principal Shareholders of their respective representations, warranties or covenants in the Merger Agreement. Pursuant to the Merger Agreement, Keystone will indemnify and hold North Star and the Principal Shareholders harmless against all Claims which North Star or the Principal Shareholders may suffer or incur in connection with any material breach by Keystone of any of its representations, warranties or covenants in the Merger Agreement.

         The Merger Agreement provides that a party shall be liable for any Claim only to the extent that (i) such party had Knowledge (as defined in the Merger Agreement) of the facts and circumstances giving rise to such Claim and
(ii) such Claim, together with all other Claims for which such party is liable under the Merger Agreement, exceeds $500,000, and (iii) written notice of such Claim, describing the subject matter thereof in reasonable detail, shall have been delivered to such party within the applicable period set forth below: (A) with respect to a Claim arising from the breach of the representations and warranties contained in Section 4.7 of the Merger Agreement relating to North Star's financial statements, not later than thirty (30) days after the first issuance of audited financial statements of Keystone following the Merger, (B) with respect to a Claim arising from a breach of the representations and warranties contained in the last sentence of Section 4.6 of the Merger Agreement relating to the ownership by the North Star Shareholders of North Star's outstanding Common Stock, the sixth anniversary of the Effective Time, and (iv) with respect to a Claim arising from a breach of any other representations, warranties and covenants contained in the Merger Agreement, the date occurring 365 days after the Effective Time. The foregoing limitations shall apply to each party regardless of any joint or joint and several liability borne by such party together with any other party. In addition, while the indemnification provided in the Merger Agreement is not the exclusive remedy of any party with respect to the transactions contemplated by the Merger Agreement, such limitations shall apply to any Claim, whether pursuant to the indemnification provisions of the Merger Agreement, in an action at law or in equity, or otherwise.

         If a claim by a third party is made against any of the indemnified parties, and if any of the indemnified parties intends to seek indemnity with respect to such claim pursuant to the Merger Agreement, such indemnified party shall promptly notify the indemnifying party of such claim. The indemnifying party shall have thirty (30) days after receipt of the above-mentioned notice to undertake, conduct and control, through counsel of such party's own choosing (subject to the consent of the indemnified party, such consent not to be unreasonably withheld) and that at such party's expense, the settlement or defense of it, and the indemnified party shall cooperate with the indemnifying party in connection with such efforts; provided that: (i) the indemnifying party shall not by the Merger Agreement permit to exist any lien, encumbrance or other adverse charge upon any asset of any indemnified party; (ii) the indemnifying party shall permit the indemnified party to participate in such settlement or defense through counsel chosen by the indemnified party, provided that the fees and expenses of such counsel shall be borne by the indemnified party; and
(iii) the indemnifying party shall agree promptly to reimburse the indemnified party for the full amount of any loss resulting from such claim and all related expenses incurred by the indemnified party pursuant to the Merger Agreement. So long as the indemnifying party is reasonably contesting any such claim in good faith, the indemnified party shall not pay or settle any such claim. If the indemnifying party does not notify the indemnified party within thirty (30) days after receipt of the indemnified party's notice of a claim of indemnity under the Merger Agreement that such party elects to undertake the defense of such claim, or does not actively prosecute such defense thereafter, the indemnified party shall have the right to contest, settle or compromise the claim in the exercise of the indemnified party's exclusive discretion at the expense of the indemnifying party.

TERMINATION, AMENDMENT AND WAIVER

         The Merger Agreement is subject to termination, notwithstanding any requisite approval of the Merger Agreement and the Merger by the Keystone Shareholders and the North Star Shareholders: (i) by mutual written consent of Keystone and North Star; or (ii) by either Keystone or North Star if either
(A) the Effective Time shall not have occurred on or before March 28, 1997 (subject to certain limitations), or (B) there shall be any law that makes consummation of the Merger illegal or otherwise prohibited or if any court of competent jurisdiction or governmental entity shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and unappealable. The Merger Agreement may be terminated by either Keystone or North Star, if its respective shareholders' meeting shall have been held and the shareholders of either North Star or Keystone shall have failed to approve the Merger or the Merger Agreement at such meeting.

         The Merger Agreement may be terminated by North Star if (i) the Board of Directors of Keystone withdraws, modifies or changes its recommendation of the Merger Agreement or the Merger in a manner adverse to North Star or shall have resolved to do any of the foregoing, (ii) a tender offer or exchange offer for 25% or more of the outstanding shares of Keystone's Common Stock is commenced, and the Board of Directors of Keystone, within ten (10) business days after such tender offer or exchange offer is so commenced, either fails to recommend against acceptance of such tender offer or exchange offer by its shareholders or takes no position with respect to the acceptance of such tender offer or exchange offer by its shareholders or (iii) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) shall have been formed which beneficially owns, or has the right to acquire beneficial ownership of, 25% or more of the then outstanding shares of Keystone's Common Stock (excluding for this purpose holdings of shares by persons or groups as currently reflected in filings with the Commission under Section 13(d)). The Merger Agreement may be terminated by North Star in the event that any conditions to North Star's obligations under of the Merger Agreement are not satisfied by March 28, 1997.

         The Merger Agreement may be terminated by Keystone if the Board of Directors of Keystone shall have withdrawn, modified or changed its recommendation of the Merger Agreement and the Merger to the Keystone Shareholders as a result of a determination by a majority of such directors in good faith that failure to so withdraw, modify or change such recommendation would be a breach of the fiduciary duty of such directors. The Merger Agreement may be terminated by Keystone in the event that any condition to Keystone's obligations under the Merger Agreement is not satisfied or waived by March 28, 1997.

         In the event Keystone terminates the Merger Agreement other than in compliance with the Merger Agreement or in the event North Star terminates the Merger Agreement in compliance with the Merger Agreement because the Effective Time has not occurred on or before March 28, 1997 as a result of a material breach of the Merger Agreement by Keystone or in compliance with the provisions of the Merger Agreement, Keystone shall reimburse North Star for its reasonable and documented fees and expenses (including reasonable attorney's fees and costs) incurred in connection with the transactions contemplated by the Merger
Agreement, in an aggregate amount not to exceed $100,000.   In the event North
Star terminates the Merger Agreement other than in compliance with the Merger Agreement, or in the event Keystone terminates the Merger Agreement in compliance with the provisions of the Merger Agreement because the Effective Date has not occurred on or before March 28, 1997 as a result of a material breach of the Merger Agreement by North Star or the Principal Shareholders or in compliance with the provisions of the Merger Agreement, North Star shall reimburse Keystone for its reasonable and documented fees and expenses (including reasonable attorney's fees and costs) incurred in connection with the transactions contemplated by the Merger Agreement, in an aggregate amount not to exceed $100,000.

         The Merger Agreement may be amended with the approval of the Boards of Directors of Keystone and North Star at any time prior to the Effective Time. The Merger Agreement may not be amended except by an instrument in writing signed by Keystone and North Star.

         At any time prior to the Effective Time, Keystone or North Star may
(i) extend the time for the performance of any obligation or other act of the other party, (ii) waive any inaccuracy in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, and (iii) waive compliance with any agreement or condition contained in the Merger Agreement. Any such extension or waiver shall be valid if set forth in any instrument in writing signed by the party or parties to be bound thereby.

VOTING AGREEMENT

         Keystone and certain officers, directors and shareholders of Keystone have entered into a voting agreement (the "Voting Agreement") with North Star pursuant to which each such person has agreed, among other things, (i) to vote all shares of the Common Stock of Keystone held by him to approve the Merger Agreement and against any proposal that could impede the transactions contemplated by the Merger Agreement, (ii) in his capacity as a director of Keystone, to recommend that the Keystone Shareholders approve the Merger Transaction and (iii) not to dispose of any interest in any such shares or the right to vote any such shares prior to the Merger.

         Under the Voting Agreement, officers, directors and shareholders of Keystone who as of the Keystone Record Date hold an aggregate of 2,284,162 shares of Common Stock (or approximately 31.3% of the issued and outstanding shares of Common Stock entitled to vote at the Keystone Meeting) agreed to vote for the Merger Agreement, increasing the likelihood that the Merger Agreement will be approved. The Merger Agreement must be approved by the affirmative vote of the holders of an additional 18.7% of the issued and outstanding shares of the Common Stock of Keystone entitled to vote thereon.

REGISTRATION RIGHTS AGREEMENT

         The Principal Shareholders have entered into an agreement (the "Registration Rights Agreement") with Keystone, which provides, among other things, that upon the next registration of an offering of Keystone's Common Stock, the Principal Shareholders will be entitled to request that Keystone include up to 600,000 shares of Keystone's Common Stock held by the Principal Shareholders (subject to certain restrictions and limitations) in the proposed offering (a "Piggyback Registration"). Each Principal Shareholder shall notify Keystone in writing, not less than five days after receipt from Keystone of notice of such registration, of his election to include shares of Keystone's Common Stock in such registration statement, subject to constraints on the marketability of the proposed offering, as determined by the managing underwriters. In the event that marketing conditions prevent all of Keystone's Common Stock requested to be registered by Principal Shareholders to be included in such registration statement, such shares as may be registered shall be registered on a pro rata basis relative to the holders' respective holdings of Keystone's Common Stock. Shares not registered pursuant to the Registration Rights Agreement that are held by shareholders who were affiliates of North Star at the time of the Merger or certain of their family members will be subject to certain resale restrictions. See "The Merger -- Resale of Shares Issued in the Merger."

         The Principal Shareholders will pay all underwriting discounts, commissions and transfer taxes related to the shares of Keystone's Common Stock offered for sale by them, as well as the fees and disbursements of their counsel. All other fees and expenses in connection with the registration of shares of Keystone's Common Stock by the Principal Shareholders shall be borne by Keystone.

         Keystone agrees to indemnify the Principal Shareholders for any loss caused by material misstatements and omissions in the registration statement, to the extent not provided by the Principal Shareholders. Similarly, each Principal Shareholder agrees to indemnify Keystone and any underwriter for any loss caused by material misstatements and omissions made in the registration statement in reliance on information provided to Keystone by the Principal Shareholders.

AFFILIATE AGREEMENT

          CERTAIN PROVISIONS OF THE AFFILIATE AGREEMENT ARE SUMMARIZED BELOW. THIS SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF THE AFFILIATE AGREEMENT, WHICH IS ATTACHED AS APPENDIX E TO THIS PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. SHAREHOLDERS OF KEYSTONE AND NORTH STAR ARE URGED TO READ THE AFFILIATE AGREEMENT AND THE EXHIBITS THERETO IN THEIR ENTIRETY.

          The Principal Shareholders have entered into an agreement (the "Affiliate Agreement") with Keystone pursuant to which each such person has agreed, among other things, (i) to vote all shares of the Common Stock of North Star held by him to approve the Merger Agreement, against any Competing Transaction (as defined in the Affiliate Agreement) and against any proposal that could impede the transactions contemplated by the Merger Agreement, (ii) to recommend that the North Star Shareholders approve the Merger Agreement and reject any Competing Transaction or any proposal that could impede the transactions contemplated by the Merger Agreement, (iii) not to dispose of any interest in any such shares or the right to vote any such shares, (iv) not to sell any shares of the Common Stock of Keystone received in the Merger until the publication of financial results of the combined operations of Keystone and North Star for at least thirty days following consummation of the Merger,
(v) not to solicit any Competing Transaction and (vi) not to take any action which could preclude Keystone from accounting for the Merger as a pooling of interests. The Affiliate Agreement will terminate on the date on which the Merger Agreement is terminated in accordance with its terms.

          Under the Affiliate Agreement, the Principal Shareholders have agreed to vote the 4,968.26 shares of the Common Stock of North Star held by them (or approximately 73.5% of the shares of the Common Stock of North Star issued and outstanding on the date hereof) in favor of the Merger Agreement.


                         INFORMATION CONCERNING KEYSTONE

GENERAL

          Keystone is the nation's leading distributor of aftermarket collision replacement parts produced by independent manufacturers for automobiles and light trucks. Keystone distributes its products primarily to collision repair shops throughout most of the United States. Keystone's product lines consist of automotive body parts, bumpers, autoglass and remanufactured alloy wheels, as well as the paint and other material used in repairing a damaged vehicle. Founded in 1947 as a chrome bumper recycler serving collision repair shops in Southern California, the Company now operates a "hub and spoke" distribution system consisting of seven regional hubs and 47 service centers. Keystone sells approximately 13,000 stock keeping units to over 17,000 collision repair shops, out of an estimated 48,000 shops nationwide. Keystone's service centers are located in 26 states in the West, Midwest, Northeast and South, as well as Tijuana, Mexico. This growth has been primarily due to a combination of (i) the acquisition of smaller distributors both in Keystone's existing markets and new geographic markets, (ii) the expansion of existing product lines and the introduction of additional product lines and (iii) increased demand for aftermarket collision parts. In addition, Keystone has 6 which remanufacture collision damaged alloy wheels and one facility which recycles chrome bumpers.

INDUSTRY OVERVIEW

          HISTORY. The Aftermarket Body Parts Association ("ABPA") estimates that the wholesale market for aftermarket collision parts in 1995 ranged between $800 million and $1.2 billion in annual expenditures, or approximately 10% of the collision parts market. In addition, industry sources estimate that wholesale sales of paint and related supplies and equipment, which constitute a growing part of Keystone's business, accounted for approximately $2.4 billion in 1995. Substantially all of the remainder of the collision parts market consists of parts produced by OEMs, and a substantial number of collision parts are available exclusively from OEMs and are likely to remain so. Although Keystone believes that the most frequently replaced collision parts currently are available from independent producers, it is unable to determine the percentage of all collision parts which are available from independent producers or which likely will become available in the future. The growth in sales of aftermarket collision parts has been due primarily to the increased availability of such parts and to cost containment efforts by the insurance industry.

          Before 1980, automotive collision parts were manufactured almost exclusively by OEMs. During the 1960's and 1970's, due to prohibitive tariffs on imported automobiles and restrictions on foreign ownership of manufacturing facilities in Taiwan, certain Taiwanese automobile manufacturers commenced producing automobiles for sale in Taiwan. Since the early 1980's, these Taiwanese manufactures have sought to reduce the effect on their business of the cyclical demand for new automobiles by producing aftermarket collision parts.

          Collision Repair Industry Insight ("Insight"), an industry trade publication, estimates that approximately 80% of all automobile collision repair work is covered in part by insurance. Accordingly, the major insurance companies exert significant influence over the selection of collision parts used by collision repair shops. The availability of aftermarket collision parts has been a major factor in the insurance industry's efforts to contain the escalating cost of collision repairs. Aftermarket collision parts generally sell for between 20% and 40% less than comparable OEM parts. The ABPA estimates that the competition afforded by aftermarket collision parts has resulted in price reductions of between 25% and 50% for selected OEM collision parts, and that the availability of aftermarket collision parts saved insurance companies approximately $800 million in 1994. These savings have been realized both directly by providing consumers with less expensive parts and indirectly by creating competition resulting in lower prices for comparable OEM parts. Keystone believes that it is somewhat insulated from downturns in the economy generally as a result of the fact that most of the cost of collision repairs is paid for by insurance.

          As a part of their ongoing efforts to improve customer service, most major insurance companies have adopted programs designating selected collision repair shops in particular geographic areas as Direct Repair Providers ("DRPs"). DRPs are generally directed additional collision repair business by the insurers in return for adhering to certain criteria, which include the use of aftermarket collision parts when available. To encourage consumers to use DRPs, the insurers authorize the repair of collision damage without obtaining the prior approval of the insurer's adjuster (thereby generally providing for a quicker return of the vehicle to its owner) and offer additional warranties concerning the repair services and parts used.

          Companies offering collision support services, including Automated Data Processing ("ADP"), Mitchell International and CCC Information Services, Inc., have developed proprietary software and databases to provide insurance claims adjustors and collision repair shops with computerized access to the inventories and prices of selected distributors of both aftermarket and OEM collision parts nationwide. The Company's inventory and prices are included in these databases. Access to the providers' databases enables distributors with computerized inventory control systems, such as Keystone, to update prices rapidly and notify collision repair shops of the availability of new products.

          QUALITY ASSURANCE. In 1987, the Certified Automotive Parts Association ("CAPA") was founded to provide insurance companies, distributors, collision repair shops and consumers with an objective method of evaluating the functional equivalence of aftermarket collision parts and OEM collision parts. CAPA, a non-profit association of insurance companies, manufacturers, importers, distributors, collision repair shops and consumer groups, establishes the specifications for, tests and certifies the quality of aftermarket automotive collision parts. Through independent testing laboratories, CAPA develops precise engineering specifications for aftermarket collision parts based upon an examination of OEM parts; certifies the factories, manufacturing processes and quality control procedures used by independent manufacturers; and certifies the materials, fit and finish of specific aftermarket collision parts. According to CAPA, the number of collision part applications entitled to bear the CAPA certification has increased from approximately 600 in January 1994 to approximately 1,300 in December 1995. CAPA randomly reviews both the factories and individual parts previously certified by it and solicits comments concerning the quality of certified parts from collision repair shops and consumers on a regular basis.

          Most major insurance companies have adopted policies recommending or requiring the use of parts certified by CAPA, when available. The Company distributes parts certified by CAPA when available and actively participates with CAPA, insurance companies and consumer groups in encouraging independent manufacturers of collision parts to seek CAPA certification. Management believes that Keystone is the largest distributor of CAPA certified parts in the United States.

          CONSOLIDATION. The collision repair shop industry is in the process of consolidation due to, among other things, (i) an increase in the technical complexity of collision repair jobs generally, (ii) an increase in governmental regulations, including environmental regulations, applicable to collision repair shops, (iii) the designation of certain collision repair shops as DRPs and
(iv) a reduction in the number of collision repair jobs generally. The increasing number of aftermarket collision parts and makes and models of automobiles has resulted in distributors being required to maintain larger inventories. In addition, the trend towards fewer, larger and more efficient collision repair shops has increased the pressure on distributors to provide price concessions, just-in-time delivery and value-added services, including training, that collision repair shops require in their increasingly complex and competitive industry. These pressures are contributing to a consolidation of distributors of aftermarket collision parts, providing Keystone with an opportunity to expand its operations into new markets and to penetrate further existing markets.

COMPETITIVE STRENGTHS

          Keystone believes that the following characteristics enable it to compete effectively.

          LEADING MARKET POSITION. Keystone believes that it derives significant benefits from its position as the nation's leading distributor of aftermarket collision parts. These benefits include its ability to offer its customers one of the broadest available selections of aftermarket collision parts thereby allowing its customers to simplify their business by relying on fewer vendors, just-in-time delivery, lower prices as a result of volume purchasing power, worldwide product sourcing and superior technical expertise. As a result of the Keystone's volume purchases, it obtains favorable pricing and has less difficulty than its generally smaller competitors in assembling entire containers for shipment from foreign manufacturers. In addition, as a result of its leading market position, Keystone periodically is requested to introduce new aftermarket collision parts.

          RELATIONSHIP WITH INSURANCE COMPANIES. Since the founding of its business in 1947, Keystone has fostered its relationship with insurance companies whose efforts to contain escalating costs of collision repairs have been a principal factor in the growth of the market for aftermarket collision parts. Keystone's inventory and prices are included in the parts databases used by most major insurance companies. In addition, the Keystone's national marketing staff routinely conducts seminars for regional insurance executives and claims adjusters to explain the role of aftermarket collision parts in containing the cost of claims and to encourage the implementation of the insurance companies' policies favoring such parts. Charles J. Hogarty, Keystone's President and Chief Operating Officer, was active in the efforts of ABPA and CAPA to provide insurance companies an objective method of evaluating the quality of aftermarket collision parts. As a result of its distribution system, which covers most of the United States, and its position as the nation's largest distributor of aftermarket collision parts, Keystone believes that it is well positioned to deal with major insurance companies on a national basis. Keystone's business is highly dependent upon the continued acceptance of aftermarket collision parts by the insurance industry.

          EXPERIENCED EXECUTIVE MANAGEMENT AND SERVICE CENTER MANAGERS.
Keystone believes that its key employees, including its service center managers, are among the most experienced in its industry. Keystone's executive officers have been employed by Keystone for an average of over 24 years, and Keystone's service center managers for an average of over nine years. The experience and tenure of the Company's service center managers and the relationships they have established with collision repair shop operators have enabled Keystone to compete successfully in local markets.

          ENTREPRENEURIAL CORPORATE CULTURE. Keystone fosters an entrepreneurial corporate culture in which the manager of each service center is responsible for its day-to-day operations including the management of a staff of four to 55 employees. Each service center manager participates in an incentive compensation program through which the manager may earn a bonus of up to 100% of base salary, based upon the profitability of the service center in particular, as well as increases in sales, the collection of accounts receivable, inventory turns and the promotion of new product lines. Keystone regularly distributes to all service center managers a ranking of all managers by key performance indicators. Keystone believes that its entrepreneurial corporate culture has contributed to its growth in sales and profitability and has enabled Keystone to attract and retain employees and to be highly responsive to customer requirements and preferences, actions by competitors and changes in local market conditions.

          SUPERIOR CUSTOMER SERVICE. Keystone believes that its high level of customer service is one of the most important factors which differentiates it from its competitors. Keystone periodically introduces new programs to provide responsive customer service and to foster close customer relations. For example, most orders are filled by Keystone within 24 hours of receipt as a result of the large inventories maintained in its regional hubs and service centers, its computerized inventory control system and its fleet of more than 420 delivery trucks. In addition, Keystone offers its customers one of the broadest available selections of aftermarket collision parts and makes placing orders convenient and accurate through a computerized order taking system which regularly updates the prices and the availability of parts. Moreover, Keystone generally warrants its products on a limited basis against defects in material and workmanship for as long as the repair shop's customers own the vehicle. Keystone has 299 professionally trained route salespersons who are a resource for customers concerning technical and regulatory developments in an increasingly complex and competitive industry. Keystone believes that its superior customer service has resulted in long-term customer relationships which present the opportunity to cross-sell additional products.

          MANAGEMENT INFORMATION SYSTEMS.   Keystone believes that its
computerized order taking, inventory control and management information systems are among the most advanced in its industry. Keystone periodically upgrades these systems to achieve additional operating efficiencies and a higher level of customer service. The ordering, shipment, storage and delivery of Keystone's products are managed through a proprietary centralized information system that allows Keystone's corporate headquarters, regional hubs and service centers to obtain timely information regarding the location and availability of products, customers, sales and other financial and operating data. Keystone's electronic parts catalog and price list allows rapid updating of prices and availability of products both within Keystone's distribution system and within the electronic databases maintained by various collision support services for use by claims adjusters and collision repair shops. Keystone's computerized order taking system reduces the time required for a customer to place an order, reduces errors in order taking and aids in the cross-selling of related products.

GROWTH STRATEGY

          Keystone's growth strategy includes the following key elements.

          ACQUISITIONS AND SERVICE CENTER ADDITIONS. Since April 1992, Keystone has completed fourteen acquisitions of 31 service centers in the Northeast, Midwest, South and Mexico, of which nine have been consolidated with existing locations and four have been closed, and has opened three additional service centers. Keystone intends to continue to take advantage of the consolidation of its industry by acquiring service centers in new and existing markets. In the ordinary course of its business, Keystone regularly evaluates new geographic markets and potential acquisitions and believes that numerous acquisition opportunities exist due to the preponderance of small local or regional competitors. In evaluating potential acquisitions, Keystone seeks well-established local distributors with strong management and significant market share, which operate in markets which Keystone believes will provide additional growth and acquisition opportunities. Through a combination of broader product lines, volume purchase discounts, efficient inventory management, generally more experienced management and a national distribution system, Keystone believes that it is generally able to operate acquired service centers more profitably than the prior owners. As of the date of this Proxy Statement/Information Statement/Prospectus, there are no existing commitments or agreements with respect to any acquisition.

          EXPANSION OF PRODUCTS. Since April 1992, Keystone has introduced additional product lines, including autoglass, remanufactured alloy wheels and paint and related supplies and equipment. In addition, Keystone has expanded its existing product lines as additional aftermarket collision parts have become available, such as radiators, condensers and head and tail light assemblies for the growing number of makes and models of automobiles on the road today. The number of collision parts distributed by Keystone has increased from approximately 3,000 at December 31, 1992 to approximately 3,900 at September 27, 1996. Keystone intends to continue to expand its existing product lines, as well as to continue to introduce new product lines compatible with its distribution system.

          INCREASE IN MARKET SHARE. Comparable service center sales increased approximately 19% in fiscal 1995 and 10% in fiscal 1996. Keystone's strategy is to continue to increase its market share in existing markets in the future by introducing new products and product lines, capitalizing on the competitive advantages provided by its position as a market leader and continuing to emphasize customer service.

BUSINESS

          PRODUCTS

          Keystone distributes more than 13,000 stock keeping units of aftermarket collision parts and repair materials for most popular models of domestic and foreign automobiles and light trucks generally for the seven most recent model years. Keystone's principal product lines consist of automotive body parts, bumpers, paint and other materials, autoglass, light truck accessories and remanufactured alloy wheels.

          AUTOMOTIVE BODY PARTS. Keystone distributes more than 4,000 automotive and light truck parts manufactured by six foreign and nine domestic manufacturers, including fenders, hoods, radiators and condensers and head and tail light assemblies. These products accounted for $28.1 million, or 43.9% of Keystone's net sales in the six months ended September 27, 1996.

          BUMPERS. Keystone distributes more than 3,000 models of new and remanufactured plastic bumper covers and steel bumpers manufactured by five foreign and six domestic manufacturers. For the six months ended September 27, 1996, sales of bumpers accounted for $20.8 million, or 32.5% of Keystone's net sales.

          Keystone was founded in 1947 as a chrome bumper recycler serving collision repair shops in Southern California. Keystone has reduced the number of recycling centers from twelve in 1983 to one by 1993. Keystone's remaining facility produced less than one percent of the recycled chrome bumpers sold by Keystone during the six months ended September 27, 1996. During such six-month period, Keystone purchased 12.3% of the new and recycled chrome bumpers sold by it from North Star.

          PAINT AND OTHER MATERIALS. Beginning in fiscal 1993, Keystone significantly increased its emphasis on the sale of paint and other materials used in repairing a damaged vehicle. Other materials include sandpaper, abrasives, masking products and plastic filler. For the six months ended September 27, 1996, sales of paint and other materials, which are purchased from approximately 20 domestic suppliers, accounted for $9.8 million, or 15.2% of Keystone's net sales. Certain of these products are distributed under the "Keystone" name.

          LIGHT TRUCK ACCESSORIES. Keystone distributes a limited number of accessories for light trucks, including grills, step bumpers and bedliners. For the six months ended September 27, 1996, sales of accessories for light trucks accounted for $3.2 million, or 5.1% of Keystone's net sales.

          AUTOGLASS. Keystone distributes over 750 items of autoglass, including windshields, side windows and rear windows, which are purchased from two domestic manufacturers. For the six months ended September 27, 1996, sales of autoglass, which was introduced in fiscal 1993, accounted for $1.3 million, or 2.1% of Keystone's net sales.

          REMANUFACTURED ALLOY WHEELS. In October 1995, Keystone acquired a remanufacturer of collision damaged alloy wheels located in Denver, Colorado, and in fiscal 1997 has constructed three additional remanufacturing facilities in Bethlehem, Pennsylvania, Ontario, California and Chicago, Illinois. According to industry sources, the percentage of new automobiles equipped with alloy wheels, as opposed to steel wheels and hub caps, has increased from 11% in 1985 to 45% for the 1996 model year. The average wholesale cost of a new replacement alloy wheel is $225, compared to an average wholesale cost of $140 for a remanufactured alloy wheel. The remanufactured alloy wheel industry is highly fragmented and generally consists of small independent operators. Keystone believes that there is a large and growing demand for remanufactured alloy wheels and that, using its existing distribution system and customer base, Keystone is well-positioned to service that demand. For the six months ended September 27, 1996, sales of remanufactured alloy wheels accounted for $785,000, or 1.2% of Keystone's net sales.

          DISTRIBUTION, MARKETING AND SALES

          Keystone strives to develop every aspect of its business, including its expanded distribution system, marketing organization and programs, management information systems and its incentive compensation program, to provide responsive customer service and to foster long-term, close customer relations.

          DISTRIBUTION SYSTEM. Keystone has developed a national "hub and spoke" distribution system consisting of seven regional hubs and 47 service centers. Each regional hub receives container shipments directly from foreign and domestic manufacturers. Using Keystone's fleet of over 420 delivery trucks, each regional hub makes regular shipments to the service centers in its region, which in turn make regular deliveries to its repair shop customers. By maintaining a fleet of delivery trucks, Keystone ensures rapid delivery within its distribution system and to its customers. In addition, each service center can order products directly from any hub or service center. Keystone manages the ordering, shipment, storage and delivery of products through a centralized information system that allows Keystone's corporate headquarters, regional hubs and service centers to obtain timely information regarding the location and availability of products. The continuing increase in the number of makes and models of automobiles and the number of aftermarket collision parts has increased the pressure on distributors to maintain larger inventories. Keystone believes that its "hub and spoke" distribution system allows it to offer its customers one of the broadest available selections of aftermarket collision parts and to fill most orders within 24 hours, while minimizing inventory costs.

          SALES AND MARKETING STAFF. Keystone has an eight-person marketing staff in its corporate headquarters and 53 sales representatives and 299 route salespersons operating from its service centers. The national marketing staff develops all marketing and promotional materials, assists the service centers in recruiting and training sales representatives, route salespersons and customer service representatives, supervises Keystone's in-house management training program and supports general managers of its service centers, sales representatives and route salespersons with computerized analyses of sales by product, route and customer. In addition, the national marketing staff conducts educational programs for regional insurance executives and claims adjusters to explain the role of aftermarket collision parts in containing the escalating costs of claims and in order to facilitate the implementation of the insurance companies' policies favoring aftermarket collision parts.

          The general managers of Keystone's service centers have been employed by Keystone for an average of over nine years and are actively involved in customer calls. Keystone believes that this local control and expertise have contributed significantly to its growth. In addition, through its periodic training programs and performance reviews, Keystone seeks to enhance the professionalism and technical expertise of its route salespersons. As a result, Keystone believes that its route salespersons are highly attendant to the needs of Keystone's customers.

          MARKETING PROGRAMS. Keystone offers various marketing programs to foster closer customer relations. For example, Keystone generally warrants its products against defects in material and workmanship for as long as the repair shop's customer owns the vehicle. In addition, Keystone's management information system allows it to provide individual collision repair shops with personalized product usage reports which enable them to better manage their inventory by controlling inventory shrinkage and ensuring timely reordering.

          CUSTOMERS

          Keystone currently markets its products to more than 17,000 regular collision repair shop customers throughout most of the United States, none of which accounted for more than 1% of Keystone's net sales in the six months ended September 27, 1996. The size of its customer base reduces Keystone's dependence on any single customer and its national scope mitigates the effects of regional economic changes and regional weather patterns. Insight estimates that there are over 48,000 collision repair shops nationwide. The number of collision repair shops to whom Keystone sold products increased from approximately 13,400 in fiscal 1993 to approximately 17,600 during the six months ended September 27, 1996. The average monthly net sales per customer increased from $480 in fiscal 1993 to $546 in the six months ended September 27, 1996, primarily as a result of the increase in the products offered by Keystone.

          Keystone's regional hubs also sell collision parts to local distributors who may compete with Keystone. Approximately 10% of Keystone's net sales for the six months ended September 27, 1996 were attributable to sales to other local distributors. No distributor accounted for more than 1% of Keystone's net sales for such six-month period.

          SUPPLIERS

          The products distributed by Keystone are manufactured by over 60 manufacturers, the ten largest of which provided approximately 60% of the products purchased by Keystone during the six months ended September 27, 1996. Keystone believes that it is one of the largest customers of each of its ten largest suppliers. Approximately 67% of the products distributed by Keystone is manufactured in the United States or Canada and 33% is manufactured abroad, of which all are imported from Taiwan. Keystone's orders from domestic suppliers generally are received within ten days and orders from foreign manufacturers generally are received in between 60 and 90 days. Although Keystone has no manufacturing agreements with any of its suppliers and competes with other distributors for production capacity, Keystone believes that its sources of supply and its relationships with its suppliers are satisfactory. Although alternative suppliers exist for substantially all products distributed by Keystone, the loss of any one supplier could have a material adverse effect on Keystone until alternative suppliers are located and have commenced providing products. See "Risk Factors -- Risk Factors Relating to Keystone -- Dependence on Key and Foreign Suppliers."

          COMPETITION

          Based upon industry estimates, Keystone believes that approximately 85% of collision parts are supplied by OEMs, compared with approximately 10% by distributors of aftermarket collision parts and an additional 5% by distributors of salvage parts. Keystone encounters intense competition from OEMs, all of which have substantially greater financial, distribution, marketing and other resources, including greater brand recognition and a broader selection of collision parts, than Keystone. Accordingly, OEMs are in a position to exert pricing and other competitive pressure on Keystone. The distribution industry for aftermarket collision parts is highly fragmented. Keystone's competitors generally are independently owned distributors having from one to three distribution centers.

          Keystone expects to encounter significant competition in the future, including competition from OEMs, automobile dealerships, distributors of salvage parts, buying groups and other large distributors.

          Keystone competes with OEMs primarily on the basis of price. In addition, Keystone competes with distributors of aftermarket collision parts primarily on the basis of the competitive advantages provided by its position as a market leader, experienced executive management and service center managers, entrepreneurial corporate culture, superior customer service, relationship with insurance companies and management information systems and centralized administrative functions, as well as price.

          GOVERNMENT REGULATION AND ENVIRONMENTAL HAZARDS

          Keystone and its customers are subject to increasing restrictions imposed by various federal, state and local laws and regulations. Various state and federal regulatory agencies, such as the Occupational Safety and Health Administration and the EPA, have jurisdiction over the operations of Keystone with respect to matters including worker safety, community and employee "right-to-know" laws, and laws regarding clean air and water. Under various federal, state and local laws and regulations, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. Keystone does not currently generate substantial hazardous waste in the ordinary course of its business. Keystone's chrome bumper recycling business was reduced from twelve sites in 1983 to one by 1993. Keystone believes it currently is in substantial compliance with all applicable laws and regulations, and is not aware of any material environmental problem at any of its current or former facilities. No assurances can be given, however, that Keystone's prior activities or the activities of a prior owner or lessee did not create a material environmental problem or that future uses or conditions (including, without limitation, changes in applicable laws and regulations) will not result in the imposition of material environmental liability upon Keystone. Furthermore, compliance with legislative or regulatory changes may cause future increases in Keystone's operating costs or otherwise adversely affect operations. Certain of Keystone's products, such as paints and solvents, are highly flammable. Accordingly, the storage and transportation of these materials expose Keystone to the inherent risk of fire.

          FORD LITIGATION

          In 1987, Ford Motor Company ("Ford") filed suit against Keystone on the grounds that between 1982 and 1987, Keystone had misrepresented the quality of the aftermarket collision parts sold by it for Ford automobiles. In May 1992, Ford and Keystone settled this lawsuit. As part of the settlement, Keystone and its insurance companies paid Ford $1.8 million, of which Keystone contributed $450,000, as damages and to finance a one-year corrective advertising campaign conducted by Ford using Keystone's name. As a result of this settlement and the corrective advertising campaign, certain insurance companies ceased listing Keystone as an approved supplier of aftermarket collision parts. Currently, most major insurance companies list Keystone as an approved supplier of aftermarket collision parts, and all major insurance companies reimburse the cost of collision repairs using Keystone's products. Keystone's business is highly dependent on the continued acceptance of aftermarket collision parts in general, and Keystone's products in particular, by insurers, collision repair shops, consumers and governmental agencies.

          EMPLOYEES

          At November 1, 1996, Keystone had 951 full-time employees, of whom six were engaged in corporate management, 89 in administration, 557 in sales and customer service and 299 in warehousing and shipping. Two sales persons in the St. Louis, Missouri service center, seven persons in the Newark, New Jersey chrome bumper recycling facility and six persons in its Kenilworth, New Jersey service center are covered by collective bargaining agreements. Keystone considers its relations with its employees to be satisfactory.

          PROPERTIES

          Keystone's principal executive offices are located in Pomona, California. These premises contain approximately 20,000 square feet and are owned by Keystone. In addition, Keystone owns facilities used as service centers in Chicago, Illinois; Bethlehem, Pennsylvania; Denver, Colorado; New Albany, Indiana and Palmyra, New Jersey, of which two of the facilities also serve as regional hubs and two serve as wheel remanufacturing facilities. Keystone leases its remaining facilities, consisting of 42 service centers, of which four serve as regional hubs and one serves as a wheel remanufacturing center.

          Keystone's regional hubs range from approximately 47,000 square feet to 163,000 square feet. Its service centers range from approximately 4,000 square feet to 30,000 square feet. All of its leased properties are leased for terms expiring on dates ranging from the date hereof to October 2002, many with options to extend the lease term. Keystone believes that no single lease is material to its operations, its facilities are adequate for the foreseeable future and alternative sites presently are available at market rates. Three of Keystone's service centers are leased from parties in whom officers, directors or shareholders of Keystone have an interest. Keystone believes that the terms and conditions of leases with affiliated parties are no less favorable than could have been obtained from unaffiliated parties in arm's-length transactions at the time of the execution of such leases. See "Information

Concerning Keystone -- Certain Transactions." Keystone also leases ten small depots in larger cities to facilitate distribution.

          LEGAL PROCEEDINGS

          Keystone is from time to time involved in litigation incidental to the conduct of its business. Keystone currently is not a party to any pending litigation.

DIVIDEND POLICY

          Keystone has never paid cash dividends on its Common Stock. Keystone currently intends to retain any future earnings to provide funds for the operation and expansion of its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The payment of dividends is within the discretion of Keystone's Board of Directors, and will depend upon, among other things, Keystone's earnings, financial condition, capital requirements, general business conditions and restrictions in credit agreements. Keystone's line of credit currently prohibits the payment of dividends. See "Information Concerning Keystone -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

PRICE RANGE OF COMMON STOCK

          Keystone's Common Stock began trading publicly on the Nasdaq National Market under the symbol "KEYS" on June 20, 1996. The following table sets forth, for the periods indicated, the range of high and low sale prices for Keystone's Common Stock as reported by the Nasdaq National Market. These prices do not include retail markups, markdowns or commissions.

                                                          High      Low
                                                        --------  --------
 FISCAL 1995

  First Quarter (since June 20, 1996)  . . . . . . . .  $  10.50  $   9.25

  Second Quarter . . . . . . . . . . . . . . . . . . .     13.75     10.125

  Third Quarter (through December 10, 1996)  . . . . .     16.75     16.375

          On December 2, 1996, the last trading day prior to the public announcement of the Merger, the closing price for the Common Stock of Keystone on Nasdaq was $15.125. On December 10, 1996, the last reported sale price of Keystone's Common Stock as reported by the Nasdaq National Market System was $16.50. As of December 10, 1996, there were approximately 83 shareholders of record of the Common Stock.

SELECTED FINANCIAL DATA

          The selected financial data presented below for, and as of the end of, each of the fiscal years in the three-year period ended March 29, 1996 have been derived from financial statements of Keystone, which have been audited by Ernst & Young LLP, independent auditors, appearing elsewhere in this Proxy Statement/Information Statement/Prospectus. The operating data were derived from unaudited information maintained by Keystone. The selected financial data presented below for, and as of the end of, each of the fiscal years in the two-year period ended March 26, 1993 have been derived from financial statements audited by Ernst & Young LLP, independent auditors, which are not included in this Proxy Statement/Information Statement/Prospectus. The selected financial data as of September 29, 1995 and September 27, 1996 and the six-month periods then ended have been derived from unaudited financial statements which, in the opinion of management, include all adjustments, consisting of normal recurring accruals, necessary to present fairly the information set forth therein. Operating results for the six months ended September 27, 1996 are not necessarily indicative of the results that may be expected after the Merger is consummated. The following data is qualified in its entirety by, and should be read in conjunction with, the other information and financial statements, including the notes thereto, appearing elsewhere in this Proxy Statement/Information Statement/Prospectus.

                                                (In thousands, except share and per share amounts and operating data)

                                                      FISCAL YEAR ENDED                                     SIX MONTHS ENDED
                                        ------------------------------------------------------------  -----------------------------
                                         March 27,   March 26,   March 25,    March 31,    March 29,   September 29,  September 27,
                                           1992        1993        1994        1995(1)       1996          1995           1996
                                        ----------  ----------  ----------  -----------  -----------  --------------  -------------
                                                                                                                (Unaudited)
STATEMENT OF INCOME DATA

Net sales. . . . . . . . . . . . . . .  $  75,234   $  77,320   $  84,884    $ 101,596    $ 115,326     $  53,493      $  63,536

Cost of sales. . . . . . . . . . . . .     46,528      47,258      51,196       61,532       70,246        32,572         38,354
                                        ---------   ---------   ---------    ---------    ---------     ---------      ---------
Gross profit . . . . . . . . . . . . .     28,706      30,062      33,688       40,064       45,080        20,921         25,182

Selling and distribution expenses. . .     19,984      23,428      25,308       28,635       31,230        14,773         17,073

General and administrative expenses. .      4,845       4,793       5,511        6,436        7,172         5,232          3,850

Certain charges(2)

          ESOP contribution(3) . . . .        650         300         174          190           --           147             --

          Special stock
          compensation(4). . . . . . .         --          --         562        1,200           --            --             --

          Founders' compensation(5). .        626         658         356          400          393           200             --

          Litigation settlement(6) . .        450          --          --           --           --            --             --
                                        ---------   ---------   ---------    ---------    ---------     ---------      ---------
          Subtotal . . . . . . . . . .      1,726         958       1,092        1,790          393           347             --
                                        ---------   ---------   ---------    ---------    ---------     ---------      ---------
Operating income . . . . . . . . . . .      2,151         883       1,777        3,203        6,285         2,569          4,259

Interest expense . . . . . . . . . . .        727         767         680          962        1,156           563            411
                                        ---------   ---------   ---------    ---------    ---------     ---------      ---------
Income before income taxes . . . . . .      1,424         116       1,097        2,241        5,129         2,006          3,848

Income taxes . . . . . . . . . . . . .        635          38         447          835        2,023           802          1,539

Cumulative effect of accounting
 change for income taxes . . . . . . .         --          --         134           --           --            --             --
                                        ---------   ---------   ---------    ---------    ---------     ---------      ---------
Net income . . . . . . . . . . . . . .       $789         $78        $516       $1,406       $3,106        $1,204         $2,309
                                        ---------   ---------   ---------    ---------    ---------     ---------      ---------
                                        ---------   ---------   ---------    ---------    ---------     ---------      ---------
Net income per share(7). . . . . . . .      $0.13       $0.01       $0.09        $0.24        $0.54         $0.21          $0.35
                                        ---------   ---------   ---------    ---------    ---------     ---------      ---------
                                        ---------   ---------   ---------    ---------    ---------     ---------      ---------
Weighted average common shares
 outstanding(7)(8) . . . . . . . . . .  5,862,909   5,862,755   5,862,755    5,805,166    5,800,000     5,800,000      6,616,000
                                        ---------   ---------   ---------    ---------    ---------     ---------      ---------
                                        ---------   ---------   ---------    ---------    ---------     ---------      ---------
OPERATING DATA (UNAUDITED)

Number of service centers

  Starting sites . . . . . . . . . . .         27          30          40           38           42            41             41
    Sites acquired . . . . . . . . . .         --          12          --            5            2            --              9
    Sites opened . . . . . . . . . . .          3          --          --           --           --            --             --
    Sites consolidated . . . . . . . .         --           2          --            1            2            --              4
    Sites closed . . . . . . . . . . .         --          --           2           --            1            --             --
  Ending sites . . . . . . . . . . . .         30          40          38           42           41            41             46(9)


Comparable service center
 sales increase (decrease)(10) . . . .         4%            (8%)      8%          19%          10%            6%            17%

                                               March 27,     March 26,      March 25,      March 31,      March 29,  September 27,
                                                 1992          1993           1994           1995           1996         1996
                                               ---------     ---------      ---------      ---------      ---------  -------------
                                                                                                                      (Unaudited)
BALANCE SHEET DATA
Working capital. . . . . . . . . . . . . . .   $   6,307     $   6,239      $   7,004      $   8,319      $  10,319      $  20,601
Total assets . . . . . . . . . . . . . . . .      30,489        29,718         34,531         36,664         43,035         46,493
Total current liabilities. . . . . . . . . .      19,935        18,653         23,046         22,640         26,711         16,883
Long-term debt, less current maturities. . .         165           729            416          1,215            813             35
Shareholders' equity . . . . . . . . . . . .       9.676         9.753         10,569         12,369         15,475         29,539

---------------------

(1)  Fiscal 1995 contained 52 weeks.

(2) Certain charges represent general and administrative expenses which are unusual or non-recurring in nature. Such costs are not expected to be incurred in the future. Operating income before certain charges was $3,877,000, $1,841,000, $2,869,000, $4,993,000 and $6,678,000 in fiscal
     1992, 1993, 1994, 1995 and 1996, respectively.

(3) Reflects contributions to the ESOP to buy back shares from retiring participants or those withdrawing from the ESOP. Keystone does not intend to make contributions to the ESOP in the foreseeable future.

(4) Reflects compensation expense incurred in connection with the issuance of stock under Keystone's Restricted Stock Option Plan for executives, which plan was terminated in fiscal 1995.

(5) Reflects compensation paid to the founding shareholders whose compensation terminated with their retirement effective March 31, 1996.

(6) Reflects payments made in June 1993 in settlement of litigation with Ford Motor Company. See "Information concerning Keystone -- Ford Litigation."

(7) All share and per share amounts have been adjusted to reflect a 3.8467-for-1 stock split effected in April 1996.

(8) Includes Common Stock equivalents attributable to stock options outstanding, which are not material.

(9) In October 1996, Keystone acquired a service center located in Stockton, California.

(10) Comparable service center sales have been computed using sales of service centers that were open during both fiscal years being compared.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          RESULTS OF OPERATIONS

          The following discussion and analysis of Keystone's financial condition and results of operations is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Proxy Statement/Information Statement/Prospectus.

          The following table sets forth, for the periods indicated, certain selected income statement items as a percentage of net sales.

                                                        FISCAL YEAR ENDED                         SIX MONTHS ENDED
                                        --------------------------------------------------  ------------------------------
                                         MARCH 26,    MARCH 25,    MARCH 31,    MARCH 29,    SEPTEMBER 29,   SEPTEMBER 27,
                                           1993         1994         1995         1995           1996            1996
                                        -----------  -----------  -----------  -----------  --------------  --------------
Net sales . . . . . . . . . . . . . . .      100.0%       100.0%        100.0%      100.0%          100.0%          100.0%

Cost of sales . . . . . . . . . . . . .       61.2         60.3          60.6        60.9            60.9            60.4

Gross profit  . . . . . . . . . . . . .       38.8         39.7          39.4        39.1            39.1            39.6

Selling and distribution expenses . . .       30.3         29.8          28.1        27.1            27.6            26.9

General and administrative expenses . .        6.2          6.5           6.3         6.2             6.7             6.1

Certain charges . . . . . . . . . . . .        1.2          1.4           1.8         0.3             6.6            --

Income from operations  . . . . . . . .        1.1          2.0           3.2         5.5             4.8             6.7

Interest expense  . . . . . . . . . . .        1.0          0.8           1.0         1.0             0.2             0.1
                                        ----------   ----------   -----------   ---------   -------------   -------------
Net income  . . . . . . . . . . . . . .        0.1%         0.6%          1.4%        2.7%            2.2%            3.6%
                                        ----------   ----------   -----------   ---------   -------------   -------------
                                        ----------   ----------   -----------   ---------   -------------   -------------

          SIX MONTHS ENDED SEPTEMBER 29, 1995 COMPARED TO SIX MONTHS ENDED SEPTEMBER 27, 1996. For the six-month period ended September 27, 1996, net sales were $63,536,000 compared to $53,493,000 for the six-month period ended September 29, 1995, an increase of $10,043,000 or approximately 19%. Keystone recorded sales gains of (i) $5,630,000 in automotive body parts, (ii) $2,523,000 in new and recycled bumpers, (iii) $769,000 in paint and related materials and
(iv) $785,000 in the sale of remanufactured alloy wheels. These sales gains represent increases of 25%, 14% and 9% for automotive body parts, bumpers and paint, respectively. There were no sales of remanufactured alloy wheels in the prior year period.

          Gross profit increased from $20,921,000 (39.1% of net sales) for the six months ended September 29, 1995 to $25,182,000 (39.6% of net sales) for the six months ended September 27, 1996, an increase of 20.4%, primarily as a result of the increase in net sales. Gross profit as a percentage of net sales has, and is expected to continue to, fluctuate depending on a number of factors, including, but not limited to, product mix, acquisitions, competition and new product introductions.

          Selling and distribution expenses increased from $14,773,000 (27.6% of net sales) for the six months ended September 29, 1995 to $17,073,000 (26.9% of net sales) for the six months ended September 27, 1996, an increase of 15.6%, primarily as a result of the increase in net sales. Selling expenses as a percentage of sales were positively affected by operating efficiencies due to increased sales.

          General and administrative expenses increased from $3,579,000 (6.7% of net sales) for the six months ended September 29, 1995 to $3,850,000 (6.1% of net sales) for the six months ended September 27, 1996, an increase of 7.6%.
The decrease in general and administrative expenses as a percentage of net sales was due primarily to efficiencies achieved by allocating Keystone's fixed expenses over the larger revenue base.

          During the six months ended September 29, 1995, Keystone incurred certain charges that are not expected to continue into future periods in an aggregate amount of $347,000, which were comprised of a $147,000 contribution to the ESOP and $200,000 of compensation paid to Keystone's founders who retired effective March 31, 1996.

          FISCAL 1995 COMPARED TO FISCAL 1996. Net sales increased from $101.6 million in fiscal 1995 to $115.3 million in fiscal 1996, an increase of 13.5%. This increase was due primarily to (i) an increase of $7.9 million in sales of automotive body parts, (ii) an increase of $3.3 million in sales of bumpers and
(iii) an increase of $3.1 million in sales of paint and related supplies. Fiscal 1996 includes 52 weeks of operating results compared to 53 weeks in fiscal 1995.

          Gross profit increased from $40.1 million (39.4% of net sales) in fiscal 1995 to $45.1 million (39.1% of net sales) in fiscal 1996, an increase of 12.5%. The decrease in gross profit as a percentage of net sales was due primarily to the increase in sales of paint and related supplies, which generally have a lower gross profit margin than Keystone's other products.

          Selling and distribution expenses increased from $28.6 million (28.1% of net sales) in fiscal 1995 to $31.2 million (27.1% of net sales) in fiscal 1996, an increase of 9.1%. Selling and distribution expenses as a percentage of net sales were positively affected by operating efficiencies due to increased sales.

          General and administrative expenses increased from $6.4 million (6.3% of net sales) in fiscal 1995 to $7.2 million (6.2% of net sales) in fiscal 1996, an increase of 12.5%. The decrease in general and administrative expenses as a percentage of net sales was due primarily to efficiencies achieved by allocating Keystone's fixed expenses over the larger revenue base.

          During fiscal 1995 and fiscal 1996, Keystone incurred certain charges that are not expected to continue into future periods. In fiscal 1995, these charges totaled $1.8 million compared to $393,000 in fiscal 1996. For fiscal 1995, these charges were comprised of a $190,000 ESOP contribution, $1.2 million of compensation pursuant to Keystone's Restricted Stock Option Plan which expired in fiscal 1995 and $400,000 of compensation paid to Keystone's founders who retired effective March 31, 1996. For fiscal 1996, these certain charges totaled $393,000, which consisted entirely of compensation paid to Keystone's founders.

          Interest expense increased from $962,000 in fiscal 1995 to $1.2 million in fiscal 1996, an increase of 20.2%, primarily due to increased short-term debt incurred in connection with financing the purchase of inventory, including inventory acquired in connection with the acquisition of service centers.

          FISCAL 1994 COMPARED TO FISCAL 1995. Net sales increased from $84.9 million in fiscal 1994 to $101.6 million in fiscal 1995, an increase of 19.7%. This increase was due to an increase in comparable service center sales of $15.3 million, primarily as a result of increases in sales of paint and related supplies of $8.4 million and an increase in the sale of automotive body parts of $7.4 million. Fiscal 1995 included 53 weeks of operating results compared to 52 weeks in fiscal 1994.

          Gross profit increased from $33.7 million (39.7% of net sales) in fiscal 1994 to $40.1 million (39.4% of net sales) in fiscal 1995, an increase of 19.0%. The dollar increase in gross profit and the decrease in gross profit as a percentage of net sales in fiscal 1995 were adversely impacted by an increased inventory reserve of $1.2 million and increased product costs related to inventory acquired in connection with the acquisition of service centers in October 1994.

          Selling and distribution expenses increased from $25.3 million (29.8% of net sales) in fiscal 1994 to $28.6 million (28.1% of net sales) in fiscal 1995, an increase of 13.0%. The decrease in selling and distribution expenses as a percentage of net sales was due primarily to operating efficiencies due to increased sales, which were offset in part at the generally higher selling expenses initially incurred at service centers which were acquired by Keystone in the third quarter of fiscal 1995.

          General and administrative expenses increased from $5.5 million (6.5% of net sales) in fiscal 1994 to $6.4 million (6.3% of net sales) in fiscal 1995, an increase of 16.4%. The decrease in general and administrative expenses as a percentage of net sales was due primarily to efficiencies achieved by allocating Keystone's fixed expenses over the larger revenue base.

          During fiscal 1994, Keystone incurred certain charges totaling $1.1 million compared to $1.8 million for fiscal 1995. These charges were comprised of a $174,000 ESOP contribution, $562,000 of compensation pursuant to Keystone's Restricted Stock Option Plan and $356,000 of compensation paid to Keystone's founders. For fiscal 1995, these certain charges totaled $1.8 million. The ESOP contribution was $190,000, the special stock compensation was $1.2 million and the founders' compensation was $400,000.

          Interest expense increased from $680,000 in fiscal 1994 to $962,000 in fiscal 1995, an increase of 41.5%, primarily due to higher interest rates and increased short-term debt incurred in connection with financing the purchase of inventory, including inventory acquired in connection with the acquisition of service centers.

          FISCAL 1993 COMPARED TO FISCAL 1994. Net sales increased from $77.3 million in fiscal 1993 to $84.9 million in fiscal 1994, an increase of 9.8%. This increase was due primarily to an increase in comparable service center sales of $5.4 million and to sales at eight service centers acquired during fiscal 1993 totaling $2.2 million.

          Although sales increased, they were adversely effected in fiscal 1993 and, to a lesser extent, in fiscal 1994 as a result of a corrective advertising campaign required in connection with the settlement of Keystone's lawsuit with Ford Motor Company and the action by certain insurance companies to cease listing Keystone as an approved supplier of aftermarket collision parts. See "Information Concerning Keystone -- Business -- Ford Litigation."

          Gross profit increased from $30.0 million (38.8% of net sales) in fiscal 1993 to $33.7 million (39.7% of net sales) in fiscal 1994, an increase of 12.3%. The increase in gross profit as a percentage of net sales was due primarily to increased competition among Keystone's foreign suppliers which resulted in lower product costs, the introduction by Keystone of recycled rubber bumpers which have a substantially higher gross profit margin than Keystone's other products and improvements in the operating results at certain acquired service centers.

          Selling and distribution expenses increased from $23.4 million (30.3% of net sales) for fiscal 1993 to $25.3 million (29.8% of net sales) for fiscal 1994, an increase of 8.1%. The decrease in selling and distribution expense as a percentage of net sales was due primarily to operating efficiencies from increased sales, which were offset in part at the generally higher selling and distribution expenses initially incurred at service centers which were acquired by Keystone during fiscal 1993.

          General and administrative expenses increased from $4.8 million (6.2% of net sales) for fiscal 1993 to $5.5 million (6.5% of net sales) for fiscal 1994, an increase of 14.6%. The increase in general and administrative expenses as a percentage of net sales was due primarily to expenses incurred in connection with integrating the fiscal 1993 acquisitions.

          During fiscal 1993, Keystone incurred certain charges totaling $958,000, which were comprised of a $300,000 contribution to the ESOP and $658,000 of compensation paid to Keystone's founders who retired effective March 31, 1996, as compared to aggregate certain charges totaling $1.1 million in fiscal 1994.

          Interest expense declined from $767,000 in fiscal 1993 to $680,000 in fiscal 1994, a decline of 11.3%, due to a decline in interest rates generally, which was offset in part by an increase in short-term debt incurred in connection with financing the purchase of inventory, including inventory purchased in connection with the acquired service centers and financing the payment of taxes.

          VARIABILITY OF QUARTERLY RESULTS AND SEASONALITY

          Keystone has experienced, and expects to continue to experience, a substantial variation in its sales and profitability from quarter to quarter due, in part, to the seasonal nature of Keystone's business and the timing and integration of acquisitions. The number of collision repair jobs is dependent on the weather. Accordingly, Keystone's sales generally are highest during the five month period between December and April. Such seasonality may be reduced somewhat in the future should Keystone become more geographically diversified. Other factors, which influence quarterly variations, include the reduced number of business days during the holiday seasons, the timing of the introduction of new products, the level of consumer acceptance of new products, general economic conditions that affect consumer spending, the timing of supplier price changes and the timing of expenditures in anticipation of increased sales and customer delivery requirements.

          The following unaudited table sets forth Keystone's net sales, operating income and net income (loss) for the ten quarters ended September 27, 1996. The operating results for any quarter are not necessarily indicative of the results of any future period. Each quarter includes 13 weeks of operations except for the first quarter of fiscal 1995 which includes 14 weeks.


                                        Fiscal 1995                             Fiscal 1996                   Fiscal 1997
                           --------------------------------------- --------------------------------------- -------------------
                             First    Second     Third    Fourth     First    Second     Third    Fourth     First    Second
                            Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter
                           --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
                                                                     (In thousands)
Net sales. . . . . . . . .  $26,112   $23,937   $24,663   $26,884   $26,523   $26,969   $28,694   $33,140   $32,163   $31,373

Certain charges(1) . . . .      151       146       744       749       174       173       178      (132)       --        --

Operating income . . . . .    1,665     1,345        84       109     1,139     1,429     1,617     2,100     2,068     2,191

Net income (loss). . . . .      932       706      (115)     (117)      517       686       792     1,111     1,080     1,229

--------------

(1) Certain charges represent certain general and administrative expenses which are unusual or non-recurring in nature, consisting of ESOP contributions to buy back shares from retiring participants or those withdrawing from the plan, compensation pursuant to Keystone's Restricted Stock Option Plan and compensation for the founding shareholders whose compensation terminated with their retirement effective March 31, 1996. Such costs are not expected to be incurred in the future. Operating income before certain charges was $4,993,000 and $6,678,000 in fiscal 1995 and 996, respectively.

          LIQUIDITY AND CAPITAL RESOURCES

          In June 1996, Keystone completed an initial public offering of 3,105,000 shares of its Common Stock. In the offering, Keystone sold 1,500,000 shares of Common Stock and selling shareholders sold 1,605,000 shares of Common Stock at a price of $9.00 per share. The net proceeds to Keystone after discounts, commissions and expenses were $11,622,000.

          Keystone's primary need for funds has been to finance its growth in accounts receivable and inventory and, to a lesser extent, the acquisition and opening of new service centers. At December 27, 1996, working capital was $20,601,000, compared to $10,319,000 at December 29, 1995. Keystone has financed its working capital requirements from its cash flow from operations, advances drawn under its credit facility and, to a limited extent, indebtedness to certain of the sellers of its acquired service centers. Subject to the size of acquisitions which Keystone may complete in the future, Keystone believes that its cash flow from operations and credit available under its line of credit will enable it to finance its anticipated growth in sales for at least the next twelve months.

          Net cash provided by operating activities for the six months ended September 29, 1995 was $2.6 million, compared to net cash used in operating activities of $1.1 million for the six months ended September 27, 1996. Inventory increased from $22.2 million at March 29, 1996 to $23.1 million at September 27, 1996.

          Keystone has a secured credit facility with a commercial bank pursuant to which Keystone may borrow from time to time up to 80% of the net amount of eligible accounts receivable (as defined) and 50% of the value of eligible inventory (as defined), up to $17.0 million at any time outstanding, with a sublimit of $6.0 million for letters of credit for the importation of automotive parts. Revolving credit advances up to $17.0 million bear interest at the lender's reference rate (8.25% at September 27, 1996) plus 0.25%; provided, however, that at Keystone's option up to $6.0 million of revolving credit advances, in increments of $500,000, may bear interest at LIBOR (5.63% at September 27, 1996) plus 1.5%. Bankers' acceptances bear a commission rate of 1% per annum over the lender's discount rate for acceptances (6.65% at September 27, 1996) and mature 90 days from the date of issuance. Keystone currently requires its suppliers to bear such commission. Borrowings are secured by Keystone's accounts receivable, inventory, general intangibles and cash deposits. Keystone is subject to certain restrictive covenants, including, but not limited to, a prohibition on the payment of dividends, a minimum tangible net worth requirement, a minimum ratio of net profit to current debt, a maximum inventory turnover, a prohibition on the sale of assets or merger, restrictions on executive compensation and restrictions on the incurring of other indebtedness. The line of credit expires on August 1, 1997. At September 27, 1996, Keystone had reference rate-based advances of $6,750,000, no LIBOR-based advances, and letters of credit outstanding and bankers' acceptances outstanding of $551,852. At such date, $9,698,000 was available under the line of credit. Keystone does not believe that the merger of Keystone and North Star will have a material effect on the combined company's liquidity and capital resources.

          Keystone believes that consolidation among distributors of aftermarket collision parts is creating opportunities for Keystone to acquire and open service centers in new and existing markets. Keystone intends to explore acquisition opportunities that may arise from time to time. At the date of this Proxy Statement/Information Statement/Prospectus, there are no existing commitments or agreements with respect to any acquisition, other than the Merger. To date, Keystone's acquisitions have been financed by cash flow from operations, advances drawn under its credit facility and indebtedness to certain of the sellers of its acquired centers. To implement its acquisition strategy, Keystone may incur indebtedness or issue additional equity or debt securities to third parties or the sellers of the acquired businesses. There can be no assurance that additional capital, if and when required, will be available on terms acceptable to Keystone, or at all. In addition, future issuances of equity securities, if any, would dilute the existing ownership of all shareholders of Keystone

          INFLATION

          Keystone does not believe that the relatively moderate rates of inflation in the past three years have had a significant effect on its net sales or its profitability.

          NEW ACCOUNTING STANDARDS

          In March 1995, the FASB issued Statement No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Keystone has adopted Statement 121 in fiscal 1997 and the effect of adoption was not material. In October 1995, the FASB issued Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which establishes financial accounting and reporting standards for stock-based compensation plans. Keystone has adopted Statement No. 123 in fiscal 1997, and has elected to continue to measure compensation cost for its employee stock compensation plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES.

DIRECTORS, EXECUTIVE OFFICERS AND KEY PERSONNEL

          The following table sets forth information regarding the directors, executive officers and certain key personnel of Keystone.

                                                                                 Years Employed
                Name               Age                 Position                    by Keystone
                ----               ---                 --------                    -----------
 DIRECTORS AND EXECUTIVE OFFICERS

     Virgil K. Benton II  . . . .   40   Chairman of the Board and Chief                 21
                                         Executive Officer
     Charles J. Hogarty . . . . .   55   President, Chief Operating Officer and          36
                                         Director
     Al A. Ronco  . . . . . . . .   60   Executive Vice President, Secretary and         37
                                         Director
     Robert L. Blanton  . . . . .   53   Vice President - Finance                        27
     John M. Palumbo  . . . . . .   40   Vice President and Treasurer                     *
     Christopher Northup  . . . .   37   Vice President -- Sales and Marketing           13
     Timothy C. McQuay(1) . . . .   45   Director                                        --
     George E. Seebart(1) . . . .   68   Director                                        --

 KEY PERSONNEL

     Larry Bussard  . . . . . . .   53   National Computer Operations Director           18

     Scott Haddon . . . . . . . .   35   Director of Purchasing                          12

------------------

*    Less than one year.

(1)  Member of the Audit Committee and the Compensation Committee.


          VIRGIL K. BENTON II has served as the Chairman of the Board and Chief Executive Officer of Keystone since 1993 and has served as a director since 1988. From his joining Keystone in 1975 until 1993, Mr. Benton held various positions, including template maker, route salesman, production manager, general manager, vice president and vice chairman.

          CHARLES J. HOGARTY has served as the President, Chief Operating Officer and a director of Keystone since 1987. From his joining Keystone in 1960 until 1987, Mr. Hogarty held various positions, including salesman, sales manager, general manager and regional manager. Mr. Hogarty served as a director of the ABPA from 1984 to 1993, President in 1989 and Chairman in 1990.

          AL A. RONCO has served as the Executive Vice President, Secretary and a director of Keystone since 1987. From his joining Keystone in 1959 until 1987, Mr. Ronco held various positions, including salesman, production manager, general manager and regional manager.

          ROBERT L. BLANTON has served as the Vice President - Finance since 1976. From his joining Keystone in 1969 until 1976, Mr. Blanton held various positions, including as office manager of a wheel fabrication plant and staff accountant.

          JOHN M. PALUMBO joined Keystone as Vice President and Treasurer in March 1996. From 1988 until he joined Keystone in 1996, Mr. Palumbo served as Chief Financial Officer, Treasurer and Corporate Secretary of American United Global, Inc., a public company engaged in the manufacture of certain automotive parts.

          TIMOTHY C. MCQUAY has served as a director since the completion of Keystone's initial public offering in June 1996. Mr. McQuay joined the Corporate Finance Department of Crowell, Weedon & Co. as Managing Director -- Corporate Finance in October 1994. From May 1993 to October 1994, Mr. McQuay was Vice President, Corporate Development with Kerr Group, Inc., a NYSE-listed plastics manufacturing company. From May 1990 to May 1993, Mr. McQuay was Managing Director -- Merchant Banking with Union Bank.

          GEORGE E. SEEBART has served as a director since the completion of Keystone's initial public offering in June 1996. From 1964 until his retirement in 1993, Mr. Seebart was employed in various executive positions with Farmers Group, Inc., including as Senior Vice President - California Zone since 1992 and President of Mid-Century Insurance Company from 1987 to 1992.

          CHRISTOPHER NORTHUP has served as Vice President -- Sales and Marketing since October 29, 1996. From 1987 to October 29, 1996, Mr. Northup served as the National Marketing Director. From his joining Keystone in 1983 until 1987, Mr. Northup held the position of Publications Manager.

          LARRY BUSSARD has served as the National Computer Operations Director since 1986. From his joining Keystone in 1978 until 1986, Mr. Bussard held various positions, including salesman and branch manager.

          SCOTT HADDON has served as the Director of Purchasing since 1987.
From his joining Keystone in 1984 until 1987, Mr. Haddon held various positions, including salesman and assistant manager.

          All directors are elected annually and serve until the next annual meeting of shareholders or until their successors have been elected and qualified. Keystone's Restated Articles of Incorporation provide that, upon the satisfaction of certain conditions, the Board of Directors will be divided into three classes of directors, each serving for staggered three-year terms.

          The Board of Directors has established an Audit Committee and a Compensation Committee, each of which consists of two or more directors who serve at the pleasure of the Board of Directors.

          The members of the Audit Committee are Mr. McQuay and Mr. Seebart. The primary purposes of the Audit Committee are (i) to review the scope of the audit and all non-audit services to be performed by Keystone's independent certified public accountants and the fees incurred by Keystone in connection therewith, (ii) to review the results of such audit, including the independent accountants' opinion and letter of comment to management and management's response thereto, (iii) to review with Keystone's independent accountants Keystone's internal accounting principles, policies and practices and financial reporting, (iv) to make recommendations regarding the selection of Keystone's independent accountants and (v) to review Keystone's quarterly financial statements prior to public issuance.

          The members of the Compensation Committee are Mr. McQuay and Mr. Seebart. The purposes of the Compensation Committee are (i) to review and recommend to the Board of Directors the salaries, bonuses and perquisites of Keystone's executive officers, (ii) to determine the individuals to whom, and the terms upon which, awards under Keystone's stock incentive plan will be granted, (iii) to make periodic reports to the Board of Directors as to the status of the such plan and (iv) to review and recommend to the Board of Directors additional compensation plans.

EXECUTIVE COMPENSATION

          DIRECTOR COMPENSATION. Keystone pays to each director who is not employed by it an annual retainer of $7,500 per year, payable in equal quarterly installments, and $1,000 for each board meeting and $500 for each committee meeting attended, and reimburses such person for all reasonable and documented expenses incurred by him in his capacity as a director. The Board of Directors may modify such compensation in the future. In addition, each director not employed by Keystone, upon joining the Board of Directors, will receive an option to purchase 10,000 shares of the Common Stock of Keystone. Such options will have an exercise price equal to the market price of such shares on the date of grant, will be immediately exercisable and will have a term of ten years.

          EXECUTIVE COMPENSATION. The following table sets forth the compensation paid or accrued by Keystone for services rendered in all capacities during the fiscal year ended March 29, 1996 to each person who acted in the capacity of an executive officer (the "Named Executives").

                           SUMMARY COMPENSATION TABLE

                                                      Annual
                                                   Compensation(1)
                                     -----------------------------------------
                                                               Other Annual          All Other
Name and Principal Position    Year  Salary ($)  Bonus ($)  Compensation ($)(2)  Compensation ($)(3)
----------------------------  ------ ---------- ----------- -------------------  -------------------
Virgil K. Benton, Sr.(4)       1996    150,000      --                8,299              10,000
                               1995    137,500      --                8,299              10,000
                               1994    150,000      --                8,299              10,000

John G. Jordan(4)              1996    268,458      --                9,866               5,165
                               1995    255,655      --                9,866               1,793
                               1994    255,655      --                9,866               6,639

Virgil K. Benton II            1996    425,000    185,744            20,718               9,069
                               1995    383,685      --               20,718               2,930
                               1994     81,900      --               20,718               1,465

Charles J. Hogarty             1996    145,000    214,395            11,616                 310
                               1995    127,625    184,836            11,616               1,518
                               1994    127,625     53,380            11,616               1,203

Al Ronco                       1996    125,000    187,787            11,640               3,682
                               1995    117,258    117,258            11,640              10,000
                               1994    111,674    111,624            11,640                 898

Robert L. Blanton              1996    102,000     25,000             3,195               5,391
                               1995     68,250     94,403             3,195               3,170
                               1994     65,000     27,263             3,195               3,833

----------------

(1) Consists of compensation paid for services rendered in fiscal 1996, 1995 and 1994, respectively.
(2)  Consists of automobile lease and related expenses.
(3) Consists of reimbursement of medical and dental expenses not covered by insurance plans provided to employees generally.
(4) Virgil K. Benton, Sr. and John G. Jordan, Keystone's founders, resigned as directors and employees effective as of March 31, 1996.

          Effective as of June 20, 1996, Keystone entered into three-year employment agreements with Messrs. Benton, Hogarty, Ronco and Blanton pursuant to which each such person is entitled to (i) receive an annual base salary of $295,000, $250,000, $185,000 and $100,000, respectively, (ii) receive such performance-based bonus, if any, as may be determined by the Board of Directors,
(iii) participate in all plans sponsored for employees in general and (iv) receive the use of an automobile leased and maintained by Keystone. For fiscal 1997, Messrs. Benton, Hogarty, Ronco and Blanton shall be entitled to a bonus of up to 35%, 30%, 25% and 10%, respectively, of a bonus pool. The bonus pool ranges from 20% of such executive officers' aggregate annual base salaries if Keystone's pre-tax profit margin equals or exceeds 5% to 70% of such aggregate annual base salaries if Keystone's pre-tax profit margin equals or exceeds 10%. In the event Keystone terminates employment before the end of the stated term without cause or the individual terminates his employment for specified causes, Keystone is obligated to pay the base salary through the stated term of the agreement. In the event Keystone terminates employment before the end of the stated term with cause, Keystone is obligated to pay the base salary only through the date of termination.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

          Prior to the initial public offering of Keystone's Common Stock, all decisions involving executive officer compensation were made by Keystone's Board of Directors, which consisted of Virgil K. Benton, Sr., John G. Jordan, Virgil
K. Benton II, Charles J. Hogarty, Al A. Ronco and Robert L. Blanton, as the Board of Directors did not then have a Compensation Committee. Since completion of the initial public offering of Keystone's Common Stock in June 1996, Keystone's Compensation Committee, consisting of Timothy C. McQuay and George E. Seebart, has made all decisions regarding executive compensation.

EMPLOYEE BENEFIT PLANS

          STOCK INCENTIVE PLAN

          GENERAL. The Board of Directors of Keystone has adopted the 1996 Employee Stock Incentive Plan (the "Option Plan") pursuant to which officers, directors, employees and independent contractors are eligible to receive shares of the Common Stock of Keystone or other securities or benefits with a value derived from the value of the Common Stock of Keystone. The purpose of the Option Plan is to enable Keystone to attract, retain and motivate officers, directors, employees and independent contractors by providing for or increasing their proprietary interests in Keystone and, in the case of non-employee directors, to attract such directors and further align their interests with those of Keystone's shareholders by providing for or increasing their proprietary interests in Keystone. The maximum number of shares of Common Stock that may be issued pursuant to awards granted under the Option Plan is 730,000 (subject to adjustments to prevent dilution).

          ADMINISTRATION. The Option Plan is administered by a committee of two or more disinterested directors appointed by the Board of Directors (the "Committee"), except that grants to non-employee directors are made by the Board of Directors pursuant to a predetermined formula. The Committee has full and final authority to select the recipients of awards and to grant such awards. Subject to the provisions of the Option Plan, the Committee has a wide degree of flexibility in determining the terms and conditions of awards and the number of shares to be issued pursuant thereto, including conditioning the receipt or vesting of awards upon the achievement by Keystone of specified performance criteria. The expenses of administering the Option Plan are borne by Keystone.

          TERMS OF AWARDS. The Option Plan authorizes the Committee to enter into any type of arrangement with an eligible recipient that, by its terms, involves or might involve the issuance of Common Stock or any other security or benefit with a value derived from the value of Common Stock. Awards are not restricted to any specified form or structure and may include, without limitation, sales or bonuses of stock, restricted stock, stock options, reload stock options, stock purchase warrants, other rights to acquire stock, securities convertible into or redeemable for stock, stock appreciation rights, phantom stock, dividend equivalents, performance units or performance shares. An award may consist of one such security or benefit or two or more of them in tandem or in the alternative.

          An award granted under the Option Plan may include a provision accelerating the receipt of benefits upon the occurrence of specified events, such as a change of control of Keystone or a dissolution, liquidation, merger, reclassification, sale of substantially all of the property and assets of Keystone or other significant corporate transactions. The Committee may grant options that either are intended to be "incentive stock options" as defined under Section 422 of the Internal Revenue Code of 1986, as amended, or are not intended to be incentive stock options ("non-qualified stock options"). Awards to non-employee directors may only be non-qualified stock options.

          An award may permit the recipient to pay all or part of the purchase price of the shares or other property issuable pursuant thereto, or to pay all or part of such employee's tax withholding obligation with respect to such issuance, by (i) delivering previously owned shares of capital stock of Keystone or other property, (ii) reducing the amount of shares or other property otherwise issuable pursuant to the award or (iii) delivering a promissory note, the terms and conditions of which will be determined by the Committee. If an option permits the recipient to pay for the shares issuable pursuant thereto with previously owned shares, the recipient would be able to exercise the option in successive transactions, starting with a relatively small number of shares and, by a series of exercises using shares acquired from each such transaction to pay the purchase price of the shares acquired in the following transaction, to exercise an option for a large number of shares with no more investment than the original share or shares delivered. The exercise price and any withholding taxes are payable in cash by non-employee directors, although the Board of Directors at its discretion may permit such payment by delivery of shares of Common Stock, or by delivery of broker instructions authorizing a loan secured by the shares acquired upon exercise or payment of proceeds from the sale of such shares.

          Subject to limitations imposed by law, the Board of Directors may amend or terminate the Option Plan at any time and in any manner. However, no such amendment or termination may deprive the recipient of an award previously granted under the Option Plan of any rights thereunder without his consent.

          1996 AWARDS. Upon the completion of Keystone's initial public offering in June 1996, options were granted to (i) Messrs. McQuay and Seebart, upon their election to the Board of Directors, to purchase up to 10,000 shares of Common Stock and (ii) 25 employees to purchase up to an aggregate of 200,000 shares of Common Stock, all at an exercise price equal to the initial public offering price of the Common Stock. The options granted to Messrs. McQuay and Seebart became exercisable immediately upon grant. The options granted to employees will become exercisable in four equal annual installments commencing on the first anniversary of the effective date of the offering. All such options will expire on the tenth anniversary of the date of grant.

          Keystone intends to register under the Securities Act the shares of its Common Stock issuable upon exercise of options granted pursuant to the Option Plan.

          EMPLOYEE DEFINED BENEFIT PENSION PLAN

          GENERAL. The Board of Directors adopted the Employee Defined Benefit Pension Plan (the "Pension Plan"), originally effective as of April 1, 1978, for the benefit of the eligible employees of Keystone. Since the implementation of the Pension Plan, Keystone has amended the Pension Plan from time to time. Most recently, Keystone amended and restated the Pension Plan in order to comply with the requirements of the Tax Reform Act of 1986 and later legislation, generally effective as of April 1, 1989. The primary purpose of the Pension Plan is to provide a retirement benefit for participating employees who continue in the employ of Keystone until their retirement. All employees who have completed at least one year of service and attained 21 years of age are eligible to participate in the Pension Plan on the April 1 or October 1 falling on or next following the date they meet the Pension Plan's service and age requirements. Employees who are covered by collective bargaining units and whose retirement benefits are the subject of good faith bargaining, however, are not eligible to participate in the Pension Plan.

          ADMINISTRATION. The Pension Plan is administered by a committee (the "Plan Committee") whose members are appointed by the Board of Directors. The Committee oversees the day-to-day administration of the Pension Plan and is responsible for making determinations on questions of administration, interpretation and application of Pension Plan terms, including questions of eligibility, service and distribution of plan benefits to participants.

          NORMAL RETIREMENT BENEFITS AND VESTING. The Pension Plan provides for employer contributions only. Each year, Keystone makes a contribution to the Pension Plan equal to the minimum funding requirement sufficient to fund for the benefits being accrued under the Pension Plan for the year. The Pension Plan provides for a normal retirement benefit payable on a monthly basis equal to 1 1/2% of a participant's average monthly compensation multiplied by his years of service, to a maximum of 30 years, offset by 74% of the monthly primary social security benefit. This benefit formula was frozen as of March 31, 1989. Effective April 1, 1989, the new benefit formula provides a participant with a normal retirement benefit equal to 3/4% of his average monthly compensation multiplied by his years of service. For purposes of calculating a participant's normal retirement benefit, average monthly compensation is defined in the Pension Plan as average monthly compensation during the five consecutive years or 60 consecutive months of the participant's employment which yields the highest average compensation.

          The maximum monthly benefit provided under the Pension Plan is not to exceed the lesser of $7500 or 100% of the average for the highest three years of the participant's compensation. The monthly retirement benefit payable by the Pension Plan is a benefit payable in the form of a straight life annuity with no ancillary benefits. For a participant who is to receive benefits other than in the form of a straight life annuity, the monthly retirement benefit will be adjusted to an equivalent benefit in the form of a straight life annuity on an actuarial equivalent basis.

          A participant becomes fully vested in his accrued benefits under the Pension Plan upon his attainment of normal retirement age (age 65), or the termination of the Pension Plan. If a participant terminates employment with Keystone prior to his retirement, the vested interest he has in his accrued benefits under the Pension Plan is based on his years of service, with 20% after three years of service, 20% for each year of service thereafter, with 100% vesting after seven or more years of service.

          PENSION PLAN INVESTMENTS. The Committee selects vehicles for the investment of plan assets. The Committee then directs the trustee to invest employer contributions in the investment option selected under the Pension Plan.

          PENSION PLAN AMENDMENT OR TERMINATION. Under the terms of the Pension Plan, Keystone reserves the right to amend or terminate the Pension Plan at any time and in any manner. No amendment or termination, however, may deprive a participant of any benefit he has accrued under the Pension Plan prior to the effective date of the amendment or termination.

          ESTIMATED MONTHLY BENEFITS. The following table sets forth the estimated monthly benefit under the Pension Plan based on the current benefit structure.


                               PENSION PLAN TABLE

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                              Years of Service
                                                  --------------------------------------------------------------------------
 Remuneration. . . . . . . . . . . . . . . .           15             20             25             30             35
----------------------------------------------------------------------------------------------------------------------------
 $ 125,000 . . . . . . . . . . . . . . . . .          $1,172         $1,563         $1,953         $2,344         $2,734
----------------------------------------------------------------------------------------------------------------------------
   150,000 . . . . . . . . . . . . . . . . .           1,407          1,875          2,344          2,813          3,281
----------------------------------------------------------------------------------------------------------------------------
   175,000 . . . . . . . . . . . . . . . . .           1,407          1,875          2,344          2,813          3,281
----------------------------------------------------------------------------------------------------------------------------
   200,000 . . . . . . . . . . . . . . . . .           1,407          1,875          2,344          2,813          3,281
----------------------------------------------------------------------------------------------------------------------------
   225,000 . . . . . . . . . . . . . . . . .           1,407          1,875          2,344          2,813          3,281
----------------------------------------------------------------------------------------------------------------------------
   250,000 . . . . . . . . . . . . . . . . .           1,407          1,875          2,344          2,813          3,281
----------------------------------------------------------------------------------------------------------------------------
   300,000 . . . . . . . . . . . . . . . . .           1,407          1,875          2,344          2,813          3,281
----------------------------------------------------------------------------------------------------------------------------
   400,000 . . . . . . . . . . . . . . . . .           1,407          1,875          2,344          2,813          3,281
----------------------------------------------------------------------------------------------------------------------------
   450,000 . . . . . . . . . . . . . . . . .           1,407          1,875          2,344          2,813          3,281
----------------------------------------------------------------------------------------------------------------------------
   500,000 . . . . . . . . . . . . . . . . .           1,407          1,875          2,344          2,813          3,281
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

          The compensation covered by the Pension Plan includes basic salary or wages, overtime payments, bonuses, commissions and all other direct current compensation, but does not include contributions by Keystone to Social Security, benefits from stock options (whether qualified or not), contributions to this or any other retirement plans or programs, or the value of any other fringe benefits provided at the expense of Keystone. For benefit calculation purposes, a "highest-five-year" average of compensation is used. Benefits are paid as straight-life annuities with no subsidies or offsets. The compensation covered by the Pension Plan for all of the Named Executive officers was limited to $150,000 in accordance with Section 401(a)(17) of the Internal Revenue Code of 1986, as amended.

          The years of credited service for each Named Executive who participates in the Pension Plan are as follows.

                    NAME                     YEARS
                    ----                     -----

               Virgil K. Benton II           22 years
               Charles J. Hogarty            37 years
               Al A. Ronco                   38 years
               Robert L. Blanton             28 years


          EMPLOYEE STOCK OWNERSHIP PLAN

          GENERAL. The Board of Directors adopted the Employee Stock Ownership Plan (the "ESOP"), originally effective as of April 1, 1975, for the benefit of the eligible employees of Keystone. Since the implementation of the ESOP, Keystone has amended the ESOP from time to time. Most recently, Keystone amended and restated the ESOP in order to comply with the requirements of the Tax Reform Act of 1986 and later legislation, generally effective as of April 1, 1989. The primary purpose of the ESOP is to permit participating employees to share in the growth and prosperity of Keystone through the ownership of Keystone's Common Stock under the ESOP. All employees of Keystone are eligible to participate in the ESOP as of their date of hire. Keystone does not intend to make contributions to the ESOP for the foreseeable future.

          ADMINISTRATION. The ESOP is administered by a committee (the "Committee") that is appointed by the Board of Directors. The Committee oversees the day-to-day administration of the ESOP and is responsible for making determinations on questions of administration, interpretation and application of ESOP terms, including questions of eligibility, service and distribution of plan benefits to participants. The Committee will carry out its responsibilities under the ESOP in a uniform and nondiscriminating manner.

          ESOP CONTRIBUTIONS AND VESTING. The ESOP provides for employer contributions only, the amount of which is determined by the Board of Directors on an annual basis. In the absence of a Board determination in any year, the amount of contribution Keystone will make to the ESOP will be 10% of the compensation of participants. Tax law limits deductible contributions to the ESOP to 15% of the total compensation paid during the year to participating employees.

          For purposes of calculating the amount of a participant's employer contributions in any year, compensation means all wages and salaries paid to the participant during the year, including bonuses, overtime and commissions.

          A participant will become fully vested in his employer contributions upon the attainment of normal retirement age, death or termination of the ESOP. If the participant terminates employment prior to retirement age, the vested interest he has in his employer contributions will be based on his years of service, with 20% of vesting upon the completion of three years of service, and 20% for each additional year thereafter, with 100% vesting after seven or more years of service.

          ESOP INVESTMENTS. Because the ESOP is an employee stock ownership plan, it is designed to comply with the legal requirement that all plan assets be invested primarily in Keystone's Common Stock. Cash contributions made by Keystone to the ESOP, therefore, are used by the trustee to purchase Keystone's Common Stock at such time as the trustee deems it prudent to do so.

          In compliance with applicable legal requirements, the ESOP also permits eligible participants to diversify the investment of their plan assets under the ESOP. An eligible participant is a participant who has attained age 55 and who has at least ten years of participation in the ESOP. An eligible participant is entitled to diversify up to 25% of his account balance for a six-year period, and at the end of the six-year period, he will be entitled to diversify up to 50% of his account balance. For purposes of meeting diversification requirements, Keystone will either make a distribution to the eligible participant of his diversified amount, or provide three investment funds under the ESOP to enable the eligible participant to diversify the investment of his plan assets.

          ESOP AMENDMENT OR TERMINATION. Under the terms of the ESOP, Keystone reserves the right to amend or terminate the ESOP at any time and in any manner. No amendment or termination, however, may deprive a participant of any benefit he has accrued under the ESOP prior to the effective date of the amendment or termination.

OWNERSHIP OF KEYSTONE COMMON STOCK

          The following table sets forth certain information regarding the shares of the Common Stock of Keystone beneficially owned as of the Keystone Record Date by (i) each person known to Keystone to be the beneficial owner of more than five percent of the outstanding Common Stock (other than depositories), (ii) each director and executive officer and (iii) all directors and executive officers as a group.

                  Name and Address of           Amount and Nature of       Percent of
                  Beneficial Owner(1)          Beneficial Ownership(2)      Class(3)
                  -------------------          -----------------------     ----------
     Employee Stock Ownership Plan(4)                1,420,363               19.5%

     Virgil K. Benton II(5)                          1,262,019               17.3%

     Charles J. Hogarty(6)                             504,014                6.9%

     Al A. Ronco(7)                                    399,570                5.5%

     JFJ Partners Ltd.(8)                              321,636                4.4%

     Robert L. Blanton(9)                               93,559                1.3%

     John M. Palumbo                                    25,000                *

     Timothy C. McQuay(10)                              10,000                *

     George E. Seebart(10)                              10,000                *

     Christopher Northup(11)                             1,000                *

     All directors and executive officers
     as a group (8 persons)(12)                      2,463,134               33.7%

-----------------------

*    Less than one percent.

(1) The business address of each beneficial owner is 700 East Bonita Avenue, Pomona, California 91767.
(2) Except as set forth below, each person has sole voting and investment power over the shares of Common Stock shown as beneficially owned, subject to community property laws where applicable.
(3) Shares of Common Stock which the person (or group) has the right to acquire within 60 days after the Keystone Record Date are deemed to be outstanding in calculating the percentage ownership of the person (or group), but are not deemed to be outstanding as to any other person or group.
(4) Shares of Common Stock allocated to participants' accounts in the Employee Stock Ownership Plan are voted by the participants themselves on matters presented at meetings of shareholders, while unallocated shares and shares with respect to which no participant directions are received are voted by the trustee, Wells Fargo Bank, N.A. The trustee has authority and responsibility for the disposition of both allocated an unallocated shares of Common Stock.
(5) Excludes 261,887 shares held by or in trust for members of the Benton family, as to which shares Mr. Benton disclaims beneficial ownership. Includes 22,078 shares held for the benefit of Mr. Benton by the ESOP.
(6)  Includes 56,788 shares held for the benefit of Mr. Hogarty by the ESOP.
(7)  Includes (i) 347,677 shares held by the Ronco Family Trust and (ii)
     51,893 shares held for the benefit of Mr. Ronco by the ESOP.
(8) Excludes 160,258 shares held by or in trust for members of the Jordan family.
(9)  Includes 27,183 shares held for the benefit of Mr. Blanton by the ESOP.
(10) Consists of shares issuable upon the exercise of stock options granted to the named individual upon his election to the Board of Directors pursuant to Keystone's stock incentive plan.
(11) Excludes 20,000 shares issuable upon the exercise of stock options granted to Mr. Northrup on June 20, 1996, which vest in four equal annual installments commencing on June 20, 1997.
(12) Includes an aggregate of 157,972 shares held for the benefit of directors and executive officers by the ESOP.

CERTAIN TRANSACTIONS

          Keystone has entered into three lease agreements with two partnerships whose partners include certain of Keystone's directors and officers and two lease agreements with a corporation which is owned by a family member of an officer and director of Keystone. Keystone believes that the terms and conditions of such leases with affiliated parties are no less favorable than could have been obtained from unaffiliated parties in arm's length transactions at the time such leases were entered into.

          Keystone has entered into a lease dated January 5, 1995, with V-JAC Properties, Ltd. for an 8,000 square feet warehouse facility in Ontario, California, with a lease term of three years (with option to renew the lease for an additional three years on the same terms and conditions), for a monthly rent of $3,494. V-JAC Properties, Ltd. is a partnership whose interests are held equally by Virgil K. Benton, Sr., John G. Jordan, Al A. Ronco and Charles J. Hogarty, each of whom is a co-founder, director and executive officer of Keystone.

          Keystone has also entered into a lease dated January 5, 1995, with V-JAC Properties, Ltd. for a 10,000 square feet warehouse facility in Palmyra, New Jersey, with a lease term of three years (with option to renew the lease for an additional three years on the same terms and conditions), for a monthly rent of $2,985.

          Keystone has entered into a lease dated January 5, 1995, with B-J Properties, Ltd. for a 25,000 square feet warehouse facility in St. Louis, Missouri, with a lease term of three years (with option to renew the lease for an additional three years on the same terms and conditions), for a monthly rent of $5,067. B-J Properties, Ltd. is a partnership whose interests are held 61.75% by Virgil K. Benton, Sr., Keystone's founder, and 38.25% by John G. Jordan, Keystone's co-founder, both of whom retired as directors effective March 31, 1996.

          Keystone has entered into a lease dated April 1, 1995, with Benton Real Properties, Inc. relating to approximately 24,082 square feet in Ontario, California, with a lease term of five years, for a monthly rent of $6,088 in the first year of the lease, increasing to $6,271, $6,549, $6,653 and $6,853, respectively, in each year thereafter. Benton Real Properties, Inc. is wholly owned by Bertha Benton, the mother of Virgil Benton II, Keystone's Chief Executive Officer and a director.

          In January 1996, Keystone exercised a five year lease option expiring December 31, 2000, with respect to a lease dated January 1, 1991, with Benton Real Properties, Inc. relating to approximately 20,000 square feet in Ontario, California for a monthly rent of $5,470 in the first year of the lease, increasing to $5,803, $5,977, $6,157 and $6,341, respectively, in each year thereafter.

          From time to time, Keystone has borrowed funds from its directors, officers and principal shareholders for general working capital purposes. In March 1996, all such indebtedness was repaid. During the last three fiscal years, the maximum principal amount outstanding under each such loan was $123,668 and $240,596 to John G. Jordan, who retired as a director effective March 31, 1996, and Charles J. Hogarty, respectively. Keystone believes the terms of such transactions were no less favorable to Keystone than could have been obtained from an unaffiliated party.

          Crowell, Weedon & Co., one of the representatives of the underwriters of Keystone's initial public offering, provided certain financial advisory services to Keystone during fiscal 1996. In January 1996, Keystone entered into an agreement with Crowell, Weedon & Co., one of the representatives of the underwriters of Keystone's initial public offering, to provide certain financial advisory services to Keystone in connection with evaluating the Merger. Upon the consummation of the Merger, Crowell, Weedon & Co. will be entitled to receive $125,000 in consideration of such services. Timothy C. McQuay, a director of Keystone, is a Managing Director -- Corporate Finance of Crowell, Weedon & Co.

          Keystone has adopted a policy that it will not enter into any material transaction in which a director or officer of Keystone has a direct or indirect financial interest, unless the transaction is determined by Keystone's Board of Directors to be fair to Keystone and is approved by a majority of Keystone's disinterested directors or by Keystone's shareholders, as provided for under California law.

LIMITATION ON LIABILITY AND INDEMNIFICATION

          For a description of certain limitations on the liability of Keystone's officers, directors and agents, see "The Merger -- Comparison of Rights of Shareholders of Keystone and North Star."

DESCRIPTION OF CAPITAL STOCK

          For a description of Keystone's Common Stock, Preferred Stock and certain provisions of its Articles of Incorporation and Bylaws, see "The Merger -- Comparison of Rights of Shareholders of Keystone and North Star."

          TRANSFER AGENT AND REGISTRAR

          Keystone has appointed U.S. Stock Transfer Corporation, Glendale, California as the transfer agent and registrar for the Common Stock.

          SHARES ELIGIBLE FOR FUTURE SALE

          Future sales of substantial amounts of the Common Stock of Keystone in the public market could adversely affect prevailing market prices.

          Upon the completion of the Merger, there will be 9,750,000 shares of Common Stock outstanding, excluding shares issuable under Keystone's stock incentive plan. Of these shares, the 3,105,000 shares sold in Keystone's initial public offering are freely tradeable without restriction or further registration under the Securities Act, except for any such shares held by an "affiliate" of Keystone. The remaining shares (the "Restricted Shares"), and any shares held by an "affiliate" of Keystone, may not be sold without registration under the Securities Act or pursuant to an applicable exemption therefrom.

          In general, under Rule 144 promulgated under the Securities Act, as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years (including the holding period of any prior owner other than an "affiliate" of Keystone), or who is an "affiliate" of Keystone, is entitled to sell within any three-month period a number of such Restricted Shares or, in the case of an "affiliate," a number of such Restricted Shares and shares purchased in the public market, that does not exceed the greater of (i) 1% of the then outstanding shares of Keystone's Common Stock (approximately 97,500 shares immediately after the Merger) or (ii) the average weekly trading volume of Keystone's Common Stock in the public market during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and availability of current public information regarding Keystone. A person who has not been an "affiliate" of Keystone at any time during the three months preceding a sale, and who has beneficially owned Restricted Shares for at least three years, is entitled to sell such shares under Rule 144 without regard to the volume limitations, manner of sale provisions or notice requirements. On the date of this Proxy Statement/Information Statement/Prospectus, and substantially all of the Restricted Shares may be deemed to have been held for more than three years. Of the outstanding shares of Keystone's Common Stock, 2,767,047 shares are held by officers, directors or principal shareholders of Keystone who may be deemed to be "affiliates" of Keystone.

          Keystone and certain of its officers, directors and principal shareholders have agreed, in connection with Keystone's initial public offering, not to, directly or indirectly, sell or otherwise dispose of the 4,600,000 shares of Common Stock held by them in the public market, without the prior written consent of Morgan Keegan & Company, Inc. and Crowell, Weedon & Co., the managing underwriters of such offering. The lock-up period expires on March 20, 1997 at which time such shares will become eligible for sale in the public market under Rule 144. Upon expiration of the lock-up period, the market price for Keystone's Common Stock could be materially and adversely affected by the sale or availability for sale of such shares.

          Up to 730,000 shares are reserved for issuance under Keystone's stock incentive plan. Keystone intends to register the sale of such shares under the Securities Act. Accordingly, as awards under Keystone's stock incentive plan vest, shares issued pursuant thereto will be freely tradeable, except such shares as may be acquired by an "affiliate" of Keystone.

                        INFORMATION CONCERNING NORTH STAR

GENERAL

          North Star is a leading regional wholesale distributor of aftermarket automobile and light truck collision replacement parts produced by independent manufacturers and is one of the nation's largest recyclers and producers of non-OEM chrome plated and plastic bumpers. North Star distributes automotive body parts, bumpers and automotive paint, as well as other materials used in repairing damaged vehicles. North Star sells approximately 24,000 different stock keeping units to over 7,000 collision repair shops located in twelve states in the Midwest and the mid-Atlantic region. North Star distributes replacement parts using a "hub and spoke" distribution system consisting of four regional distribution hubs and 20 service centers. In addition to its use of the "hub and spoke" distribution system, North Star sells chrome plated bumpers to wholesale bumper distributors and directly to a manufacturer of truck accessories.

          North Star was founded in 1968 as a chrome bumper recycler serving primarily one customer and conducted its operations in Brainerd, Minnesota. Since January 1, 1992, North Star has completed four acquisitions of 11 service centers in the Midwest and mid-Atlantic states, of which one has been consolidated with existing locations, and it has opened five additional service centers. The aggregate consideration for the acquired centers was approximately $7 million, and each acquisition was structured as a purchase of assets in which North Star assumed no significant liabilities, other than leases. The largest of these acquisitions was completed on January 1, 1996, when North Star purchased substantially all of the assets of the Carolina Automotive Group, which consisted of the assets of Carolina Bumper, Inc., Carolina Autobody & Paint Supply, Inc., Carolina Truck Specialties/Automotive Colors, Inc. and Carolina Bumper/Automotive Colors, Inc. North Star presently distributes and sells collision replacement parts in the states of Minnesota, Iowa, Missouri, Illinois, Wisconsin, North Carolina, South Carolina, Michigan, Kansas, Nebraska, North Dakota and South Dakota.

BUSINESS

          PRODUCTS

          North Star distributes approximately 24,000 different stock keeping units of collision replacement parts and repair materials for most of the popular models of domestic and foreign automobiles and light trucks generally for the seven most recent model years. North Star's principal product lines consist of automotive body parts, bumpers, automotive paint and other materials and light truck accessories.

          AUTOMOTIVE BODY PARTS. North Star distributes more than 4,900 automotive and light truck body parts manufactured by six foreign and nine domestic manufacturers, including fenders, hoods, radiators and condensers and head and tail light assemblies. For fiscal year 1996, sales of automotive body parts accounted for approximately $12.2 million, or 23% of North Star's net sales.

          BUMPERS AND COMPONENTS. North Star recycles, produces and distributes new and remanufactured plastic and chrome plated bumpers and components. North Star operates four plastic bumper recycling and production facilities, including its largest facility located in Brainerd, Minnesota, which recycles and produces chrome plated bumpers. For fiscal 1996, sales of bumpers and components accounted for approximately $24.5 million, or 47% of North Star's net sales.

          North Star's chrome bumper plating operation has steadily grown and expanded to become, in management's belief, one of the nation's largest non-OEM producers of new and recycled chrome plated bumpers to the collision repair and restoration markets. North Star annually electro-plates approximately 150,000 steel plated bumpers for automobiles and light trucks. The bumpers are a combination of new steel stampings, collision-damaged bumpers that require straightening and replating and older model or antique bumpers that require restoration and replating. The bumper repair and replating process generally includes some or all of the following steps: straightening or reforming to original dimensions; welding breaks or cracks; surface grinding to remove rust and corrosion; chemical stripping to remove the original electro-plated finishes; metal polishing and buffing; electro-plating layers of copper, nickel and chromium; inspecting and packaging.

         From the 1930's until the mid-1970's, most automobile and light truck manufacturers used only chrome plated steel bumpers. In the late 1940's and early 1950's, processes were developed to repair and replate damaged bumpers. Due to the cost savings as compared to purchasing new OEM bumpers, the automobile insurance and collision repair industries actively supported bumper recycling. The collision repair industry continued steady growth and OEM market penetration and reached its peak in the late 1970's and early 1980's. During this period, manufacturers of new automobiles had changed from almost exclusive use of chrome plated steel bumpers to a combination of chrome plated steel, as well as anodized aluminum and painted plastic bumpers. By the 1996 model year, manufacturers of new automobiles have evolved to almost exclusive use of painted plastic bumpers on passenger vehicles and extensive use of chrome plated steel bumpers on light trucks and sport utility vehicles. For the 1996 model year, approximately 4,000,000 new vehicles with chrome plated steel bumpers will be sold in the United States. North Star's management believes that a strong demand for repairing and replating chrome bumpers after they are damaged will continue in the foreseeable future.

         AUTOMOTIVE PAINT AND OTHER MATERIALS. North Star places significant emphasis on the sale of automotive paint and other materials used in repairing damaged vehicles. Other materials include sandpaper, abrasives, masking products and plastic fillers. North Star distributes approximately 15,000 stock keeping units of automotive paint and other materials. For fiscal 1996, sales of paint and other materials, which are purchased from over 20 domestic suppliers, accounted for approximately $12.6 million, or 24% of North Star's net sales.

         LIGHT TRUCK ACCESSORIES. North Star distributes approximately 1,200 parts and accessories for light trucks, including grills, step bumpers and bedliners. For fiscal 1996, sales of parts and accessories for light trucks accounted for approximately $3.0 million, or 6% of North Star's net sales.

         DISTRIBUTION, MARKETING AND SALES

         DISTRIBUTION SYSTEM. North Star utilizes a "hub and spoke" distribution system consisting of four regional distribution hubs and 20 service centers. Each regional hub receives large shipments of products directly from foreign and domestic manufacturers, and sorts and delivers such products to service centers in each regional "hub's" territory. The service centers deliver the products to repair shop customers. North Star uses its own fleet of delivery trucks to ensure that its products are quickly delivered within its distribution system to the ultimate customers. North Star manages the ordering, shipment, storage and delivery of products through a centralized information system that allows North Star's corporate headquarters, regional hubs and service centers to obtain up-to-date information regarding the location and availability of products within the distribution system. North Star believes that its "hub and spoke" distribution system allows it to provide its customers with a broad selection of aftermarket collision parts.

         In addition to distributing its products, including chrome plated bumpers, through North Star's "hub and spoke" distribution system, North Star sells its chrome plated bumpers directly to wholesale bumper distributors and to a manufacturer of truck accessories.

         North Star sells its chrome plated bumpers directly to wholesale bumper distributors, including Keystone. Sales to wholesale distributors is a large and growing market for North Star, representing approximately 11% of North Star's total sales in fiscal year 1996. Due to a significant reduction in the number of small local bumper platers during the last 10 years and North Star's emergence as one of a few large regional chrome bumper platers, this segment of North Star's bumper sales is expected to increase in the future.

         North Star also serves as the exclusive chrome bumper plating subcontractor for a manufacturer of new rear step bumpers and accessories for the light truck aftermarket. In fiscal 1996, sales to this manufacturer represented approximately 3% of North Star's net sales. North Star's management believes opportunities exist to serve as a subcontractor to produce chrome plated bumpers or other chrome plated products for other manufacturers; however, North Star's chrome plating facility is currently operating at or near its current production capacity and there is no current plan to increase that capacity.

         SALES AND MARKETING. North Star employs a five-person management staff and 25 sales representatives and 60 route salespersons operating from its service centers. The management staff develops all promotional materials and provides assistance to the service centers. In addition, the management staff meets with regional insurance executives and claims adjusters to market and provide for the coverage of aftermarket collision repair parts. North Star generally warrants its products against defects in material and workmanship for as long as the repair shop's customer owns the vehicle.

         CUSTOMERS

         North Star currently markets its products to more than 7,000 collision repair shops, wholesale distributors and manufacturers, none of whom, other than Keystone, Luverne Truck Equipment, Inc., The Colonel's, Fargo Bumper Exchange, and Bumper and Auto of Omaha, Inc. accounted for more than 1% of North Star's net sales in fiscal 1996. North Star believes the size of its customer base reduces North Star's dependence on any single customer. North Star's regional hubs also sell collision parts to local distributors who may compete with North Star. In fiscal 1996, approximately 21% of North Star's net sales were attributable to sales to other local distributors.

         SUPPLIERS

         The products distributed by North Star are manufactured by over 60 manufacturers, the ten largest of which provided approximately 58% of the products purchased by North Star during fiscal 1996. North Star believes it is one of the larger customers of each of its ten largest suppliers. Approximately 72% of the products distributed by North Star is manufactured in the United States or Canada and 28% is manufactured abroad, substantially all of which were imported from Taiwan.

         North Star has entered into standard agreements with PPG Industries, Inc. ("PPG") to sell only PPG brand automotive paint at select service centers. North Star derived approximately 9% of its revenues from the sale of PPG paint in fiscal year 1996. The agreement may not be assigned by North Star without the consent of PPG. Furthermore, upon consummation of the Merger, PPG has the option to terminate the agreement, in whole or in part, with respect to any particular product line or location upon notice. In any event, either party may terminate the agreement upon 90 days' written notice. North Star believes its has a good relationship with PPG, and has had discussions with PPG regarding North Star's probable merger with Keystone. There is no assurance that North Star will maintain its relationship with PPG whether or not the merger with Keystone is consummated. In the event North Star's agreement with PPG terminates for any reason, North Star believes it could replace its use of PPG paint by using a different company's paint products; however, termination of its agreement with PPG would have an adverse affect on North Star's operations until an alternative supplier is found.

         The raw materials and unfinished steel bumpers used by North Star to manufacture chrome plated bumpers are purchased from approximately 15 suppliers. Metal finishing abrasives and electro-plating chemicals and materials are available from numerous industrial suppliers and plating supply companies. New unfinished steel bumper stampings are purchased from three manufacturers, two of which are located in Taiwan.

         North Star's orders from domestic suppliers generally are received within ten days, and orders from foreign manufacturers generally are received within 45 to 60 days. North Star has no manufacturing agreements with any of its suppliers. North Star believes that its sources of supply and its relationships with its suppliers are satisfactory. Although alternative suppliers exist for substantially all products distributed by North Star, the loss of any one supplier could have a material adverse effect on North Star until alternative suppliers are located and have commenced providing products. See "Risk Factors -- Risk Factors Relating to North Star -- Dependence on Key and Foreign Suppliers."

         COMPETITION

         North Star is subject to the same form of and levels of competition as Keystone. See "Information Concerning Keystone -- Competition." However, as a recycler and manufacturer of chrome plated bumpers, North Star faces additional competitive pressures.

         North Star's chrome bumper plating operation competes in the wholesale bumper distribution segment of the market with four companies who are considered larger regional chrome bumper platers. It also competes with small chrome bumper platers or distributors in virtually every geographical market in which it operates. North Star competes with small chrome bumper platers and distributors primarily on the basis of quality and service. Over the last 10 years, there has been a significant decrease in the number of small bumper platers as a result of the decreasing use of chrome plated bumpers on new automobiles and the increasing environmental requirements for electro platers. Bumper Recyclers Association of North America ("BRANA"), the nation's only bumper trade association, membership decreased from approximately 100 companies in 1982 to approximately 32 companies in 1996.
North Star believes that the decrease in BRANA's membership is evidence of the decrease in the number of small chrome bumper platers and believes that this trend will continue, creating more sales opportunities for larger regional chrome bumper platers, who are capable of meeting the increased financial and environmental requirements in the future.

         North Star also encounters competition from the OEM's who supply new replacement bumpers to the collision repair market, and have greater resources than North Star. North Star competes with the OEM's primarily on the basis of price.

         GOVERNMENT REGULATION AND ENVIRONMENTAL HAZARDS

         North Star is subject to many of the same government regulations as Keystone. See "Information Concerning Keystone -- Government Regulation and Environmental Hazards." However, North Star's chrome plating recycling and manufacturing operation subjects North Star to additional regulations.

         North Star generates and properly disposes of hazardous substances at its chrome plating recycling and production facility located in Brainerd, Minnesota. North Star believes it currently is in substantial compliance with all applicable laws and regulations, and is not aware of any material environmental problem at any of its facilities. No assurances can be given, however, that North Star's prior activities did not create a material environmental problem or that future uses or conditions (including, without limitation, changes in applicable laws and regulations) will not result in the imposition of material environmental liability upon North Star. Furthermore, compliance with legislative or regulatory changes may cause future increases in North Star's operating costs or otherwise adversely affect operations. See "Risk Factors - Risk Factors Relating to North Start -- Compliance with Government Regulation."

         EMPLOYEES

         At September 30, 1996, North Star had approximately 460 full-time employees, of whom five were engaged in corporate management, 62 in management and administration, 203 in production, 90 in sales and 105 in sales support, warehousing and shipping. North Star considers its relations with its employees to be satisfactory.

         PROPERTIES

         North Star's principal executive offices are located at 3621 Marshall Street NE, Minneapolis, Minnesota 55418 and has approximately 75,000 square feet. North Star leases all of its facilities. See "Information Concerning North Star -- Certain Transactions."

         North Star's regional hubs range from approximately 25,000 square feet to 75,000 square feet. Its service centers range from approximately 2,500 square feet to 25,000 square feet. All of its leased properties are leased for terms expiring on dates varying from the date of this Proxy Statement/Information Statement/Prospectus to February 2005, many with options to extend the lease term. North Star believes that no single lease, other than its Brainerd, Minnesota lease, is material to its operations, its facilities are adequate for the foreseeable future and alternative sites presently are available at market rates. Five of North Star's manufacturing or service centers are leased from parties in whom officers, directors or shareholders of North Star have an interest. North Star believes that the terms and conditions of leases with affiliated parties are no less favorable than could have been obtained from unaffiliated parties in arm's length transactions at the time of the execution of such leases. See "Information Concerning North Star -- Management -- Certain Transactions."

         LEGAL PROCEEDINGS

         North Star is from time to time involved in litigation incidental to the conduct of its business. North Star currently is not a party to any material pending litigation.

SELECTED FINANCIAL DATA

         The selected financial data presented below for, and as of the end of, each of the fiscal years in the three-year period ended September 30, 1996 have been derived from financial statements of North Star, which have been audited by Ernst & Young LLP, independent auditors, appearing elsewhere in this Proxy Statement/Information Statement/Prospectus. The operating data were derived from unaudited information maintained by North Star. The selected financial data presented below for, and as of the end of, each of the fiscal years in the two-year period ended September 30, 1993, have been derived from unaudited financial statements of North Star, which in the opinion of management, include all adjustments, consisting of normal recurring accruals, necessary to present fairly the information set forth therein. The following data is qualified in its entirety, and should be read in conjunction with, the other information and financial statements, including the notes thereto, appearing elsewhere in this Proxy Statement/Information Statement/Prospectus.



                                              (In thousands, except share and per share amounts)

                                                  FOR THE FISCAL YEARS ENDED SEPTEMBER 30,
                                         -------------------------------------------------------
                                           1992       1993       1994       1995       1996
                                         ---------  ---------  ---------  ---------  -----------
STATEMENT OF INCOME DATA                      (Unaudited)
  Net sales . . . . . . . . . . . . . .  $  21,905  $  25,899  $  29,612  $  34,838  $  52,152
  Cost of sales . . . . . . . . . . . .     13,096     15,296     17,447     20,781     31,284
                                         ---------  ---------  ---------  ---------  -----------
  Gross profit  . . . . . . . . . . . .      8,809     10,603     12,165     14,057     20,868
  Selling and distribution expenses . .      6,676      8,025      9,512     10,364     15,121
  Certain charges (1) . . . . . . . . .        134        137        161        180        230
  General and administrative expenses .        584        888      1,046      1,521      2,011
                                         ---------  ---------  ---------  ---------  -----------
  Income from operations  . . . . . . .      1,415      1,553      1,446      1,992      3,506
  Interest expense  . . . . . . . . . .        117        179        183        220        535
  Other income (expense)  . . . . . . .         17         15         (3)        29        (28)
                                         ---------  ---------  ---------  ---------  -----------
  Income before income taxes  . . . . .      1,315      1,389      1,260      1,801      2,943
  Income taxes  . . . . . . . . . . . .        526        574        496        728      1,150

  Net income  . . . . . . . . . . . . .  $     789  $     815  $     764  $   1,073  $   1,793
                                         ---------  ---------  ---------  ---------  -----------
                                         ---------  ---------  ---------  ---------  -----------
  Net income per share  . . . . . . . .  $     104  $     122  $     113  $     159  $     265
                                         ---------  ---------  ---------  ---------  -----------
                                         ---------  ---------  ---------  ---------  -----------
  Average shares outstanding  . . . . .      7,553      6,662      6,737      6,762      6,762
                                         ---------  ---------  ---------  ---------  -----------
                                         ---------  ---------  ---------  ---------  -----------
  OPERATING DATA (UNAUDITED)
  Number of service centers
     Starting sites   . . . . . . . . .          5          7           9        11         11
          Sites acquired  . . . . . . .         --          2           2        --          7
          Sites opened  . . . . . . . .          2         --          --         1          2
          Sites consolidated  . . . . .         --         --          --         1         --
          Sites closed  . . . . . . . .         --         --          --        --         --
     Ending sites   . . . . . . . . . .          7          9          11        11         20
                                         ---------  ---------  ---------- ---------  -----------
  Comparable service center sales
    increase (decrease) . . . . . . . .         --         11%         10%       17%        26%
                                         ---------  ---------  ---------- ---------  -----------
                                                            AS OF SEPTEMBER 30,
                                         -------------------------------------------------------
                                           1992       1993        1994        1995         1996
                                         ---------  ---------  ---------  ---------  -----------
  BALANCE SHEET DATA                         (Unaudited)
  Working capital . . . . . . . . . . .   $  3,915   $  4,798    $  4,642  $  5,652      $7,371
  Total assets  . . . . . . . . . . . .      8,129      9,896      11,584    12,556      22,104
  Total current liabilities . . . . . .      2,106      2,954       3,988     4,344       8,821
  Long-term debt, less current
  maturities  . . . . . . . . . . . . .      1,372      1,375       1,549     1,112       4,323
  Shareholders' equity  . . . . . . . .      4,411      5,308       5,758     6,831       8,624


------------------------
(1) Certain charges represent certain general and administrative expenses that are non-recurring and comprised of charitable contributions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

               RESULTS OF OPERATIONS

               The following discussion and analysis of North Star's financial condition and results of operations is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes to such financial statements, appearing elsewhere in this Proxy Statement/Information Statement/Prospectus.

             The following table sets forth, for the periods indicated, certain selected income statement items as a percentage of net sales.

                                                         FISCAL YEAR ENDED SEPTEMBER 30,
                                           -------------------------------------------------------
                                               1993           1994           1995           1996
                                           -----------  ------------  -------------  -------------
Net sales. . . . . . . . . . . . . . . . .     100.0%         100.0%         100.0%         100.0%
Cost of sales. . . . . . . . . . . . . . .      59.1           58.9           59.6           60.0
Gross profit . . . . . . . . . . . . . . .      40.9           41.1           40.4           40.0
Selling and distribution expenses. . . . .      31.0           32.1           29.7           29.0
Certain charges. . . . . . . . . . . . . .       0.5            0.5            0.5            0.4
General and administrative expenses. . . .       3.5            3.6            4.4            3.9
Income from operations . . . . . . . . . .       6.0            4.9            5.7            6.7
Interest expense . . . . . . . . . . . . .       0.7            0.6            0.6            1.0
                                           -----------  ------------  -------------  -------------
Net income . . . . . . . . . . . . . . . .       3.1            2.6            3.1            3.4
                                           -----------  ------------  -------------  -------------
                                           -----------  ------------  -------------  -------------

         FISCAL 1995 COMPARED TO FISCAL 1996. Net sales increased from $34.8 million in fiscal 1995 to $52.2 million in fiscal 1996, an increase of 50%. The increase in net sales included: (i) a $3.8 million increase in sales of automotive body parts; (ii) a $5.3 million increase in sale of bumpers; and
(iii) a $6.8 million increase in sales of paint and related supplies. The increase in net sales was primarily due to North Star's purchase of substantially all the assets of the Carolina Automotive Group, the opening of two new service centers, and an increase in comparable service center sales. Comparable service center sales increased partly due to a geographical expansion of each service center's distribution network.

         Gross profit increased from $14.1 million (40.4% of net sales)in fiscal 1995 to $20.9 million (40.0% of net sales) in fiscal 1996, an increase of 48%. The increase in gross profit was due to an increase in net sales, while the gross profit as a percentage of net sales remained relatively unchanged.

         Selling and distribution expenses increased from $10.4 million (29.7% of net sales) in fiscal 1995 to $15.1 million (29.0% of net sales) in fiscal 1996, an increase of 46%. Selling and distribution expenses increased due to the acquisition of the Carolina Automotive Group and the opening of two new service centers, but were positively affected by economies of scale and operating efficiencies achieved in North Star's existing service centers.

         General and administrative expenses increased from $1.5 million (4.4% of net sales) in fiscal 1995 to $2.0 million (3.9% of net sales) in fiscal 1996, and increase of 33%. The decrease in general and administrative expenses as a percentage of net sales was due primarily to operating efficiencies achieved by economies of scale experienced from increased net sales, resulting in allocating North Star's fixed expenses over the increased revenue base.

         Interest expense increased from $221,000 in fiscal 1995 to $535,000 in fiscal 1996, an increase of 142%, primarily due to borrowings incurred in connection with North Star's acquisition of the Carolina Automotive Group and financing the purchase of inventory. Long-term debt, including current maturities, increased approximately $4.2 million from fiscal 1995 to fiscal 1996.

         FISCAL 1994 COMPARED TO FISCAL 1995. Net sales increased from $29.6 million in fiscal 1994 to $34.8 million in fiscal 1995, an increase of 18%. The increase in net sales included: (i) a $775,000 increase in sales of bumpers;
(ii) a $2.0 million increase in sales of paint and related supplies; and (iii) a $2.2 million increase in sales of automotive parts. The increase was primarily due to North Star's purchase of a service center in Dubuque, Iowa and the opening of a new service center in Stevens Point, Wisconsin. Comparable service centers sales also increased 17%, as a result of the expansion of North Star's service centers' inventory and geographic service areas.

         Gross profit increased from $12.2 million (41.1% of net sales) in fiscal 1996 to $14.1 million (40.4% of net sales) in fiscal 1995, an increase of 16%, but a decrease in gross profit as a percentage of net sales. The decrease in gross profit as a percentage of net sales was attributable to an increase in competition in the aftermarket parts industry. Gross profit also was affected by the consolidation of one service center during fiscal 1995.

         Selling and distribution costs increased from $9.5 million in fiscal 1994 (32.1% of net sales) to $10.4 million (29.7% of net sales) in fiscal 1995, an increase of 9%. The decrease as percentage of net sales was achieved through efficiencies in operations achieved at existing service centers. No new service centers were opened or purchased in fiscal 1995, and therefore North Star was able to concentrate on improving operations.

         General and administrative expenses increased from $1.0 million in fiscal 1994 (3.5% of net sales) to $1.5 million (4.4% of net sales) in fiscal 1995, an increase of 46%. The increase in general and administrative expenses as a percentage of net sales was due primarily to an increase in executive compensation expenses.

         Interest expense increased from $183,000 in fiscal 1994 to $221,000 in fiscal 1995, an increase of 21%. This increase was primarily due to: (i) the opening of a new service center in Stevens Point, Wisconsin; (ii) interest expense related to North Star's purchase of a service center in Dubuque, Iowa; and (iii) an increase in short-term debt in connection with increased inventory levels.

         FISCAL 1993 COMPARED TO FISCAL 1994. Net sales increased from $25.9 million in fiscal 1993 to $29.6 million in fiscal 1994, an increase of 14%. This increase was primarily due to an increase in net sales in comparable service centers, and the realization of a full year of sales at the Peoria and Springfield service centers acquired in fiscal 1993.

         Gross profit increased from $10.6 million (40.9% of net sales) in fiscal 1993 to $12.2 million (41.1% of net sales) in fiscal 1994, an increase of 14%. The increase in gross profit was due to an increase in net sales, while the gross profit as a percentage of net sales remained relatively unchanged.

         Selling and distribution expenses increased from $8.0 million in fiscal 1993 (31.0% of net sales) to $9.5 million (32.1% of net sales) in fiscal 1994, an increase of 19%. Selling and distribution expenses as a percentage of net sales was affected by the expenses related to the acquisition of service centers in Peoria and Springfield, Illinois and the related expansion of these businesses in fiscal 1993.

         General and administrative expenses increased from $900,000 in fiscal 1993 (3.3% of net sales) to $1.0 million (3.5% of net sales) in fiscal 1994, an increase of 21%. The increase in general and administrative expenses as a percentage of net sales is due to the hiring of additional administrative personnel and related payroll expenses.

         SEASONALITY

         North Star has experienced, and expects to continue to experience, the same variations as Keystone. See "Information Concerning Keystone -- Management's Discussion and Analyses of Financial Information and Results of Operation -- Variability of Quarterly Results and Seasonality."

         LIQUIDITY AND CAPITAL RESOURCES

         North Star's working capital was approximately $7.4 million as of September 30, 1996, compared to approximately $5.7 million as of September 30, 1995. North Star has financed its working capital requirements from its cash flow from operations, advances drawn under its line of credit and from other secured and unsecured borrowings. North Star believes its cash flow from operations, along with its ability to obtain additional financing, will be sufficient to fund its operations for the foreseeable future.

         North Star's cash and cash equivalents increased $280,000 or 349%, to approximately $360,000 in fiscal 1996 from approximately $80,000 from fiscal 1995. This increase is primarily due to the net cash provided to North Star by a bank pursuant to a credit Agreement (the "Credit Agreement") and $4,000,000 term note (the "Term Note"). In January 1996, North Star entered into a Credit Agreement and Term Note with a bank to finance North Star's purchase of substantially all the assets of the Carolina Automotive Group. The Term Note is payable in monthly installments of $62,877 until December 31, 2000, at which time the remaining balance is due and payable. The Term Note bears interest at 8.23%. The Credit Agreement limits the compensation North Star may pay Mr. Brown and requires that Messrs. Brown and Wood or their families to continue to own substantially all of North Star's stock. North Star is prohibited from consolidating or merging with another company, including Keystone, without the prior written consent of the bank. As of September 30, 1996 the principal balance owed under the Term Note was approximately $3.6 million.

         Net cash provided by operating activities for fiscal 1996 was approximately $2.5 million compared to approximately $900,000 for fiscal 1995. This increase was primarily due to the increase in net income and accounts payable net of accounts receivable and inventory. Inventory increased from $5.6 million as of September 30, 1995 to $9.8 million as of September 30, 1996, an increase of 75%. This increase is a result of North Star's purchase of substantially all the assets of the Carolina Automotive Group, the opening of new service centers and an increase in demand for North Star's products.

         As of September 30, 1996, North Star had long-term debt outstanding of approximately $4.3 million, including approximately $3.6 million outstanding under the Term Note and approximately $568,000 outstanding under certain installment notes to finance the acquisition of vehicles.

         North Star has $1 million of credit (the "Line of Credit") with a bank which is secured by substantially all the assets of North Star. The Company is prohibited from selling, leasing or otherwise disposing of its assets other than in the ordinary course of business and at a price equal to the fair market value of such assets. North Star's borrowing under the line of credit is subject to the bank's discretion, bears interest at 0.5% over the bank's reference rate and is due March 1, 1997. The Line of Credit is subject to annual renewal on March 1 of each year. The outstanding balance of the Line of Credit as of September 30, 1996 was $1.0 million.

         Pursuant to the Credit Agreement, Ron Brown has personally guaranteed North Star's obligations to the bank including the Term Note, Line of Credit and any other existing and future borrowings with such bank. The personal guarantee initially covers all of North Star's debts to the bank until North Star's leverage ratio reaches certain agreed upon levels at which time the bank, in its discretion, may first reduce the amount guaranteed to a specified level and, when the leverage ratio reaches a lower specified level, release the guarantee entirely. The obligation of North Star to consummate the Merger is conditioned upon the release of Mr. Brown from his personal guarantee with the bank and the bank shall have consented to the Merger.

         INFLATION

         North Star does not believe the rates of inflation experienced by it over the last three years have had a significant effect on its net sales or its profitability.

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth information regarding the directors and executive officers of North Star.

         Name                Age  Position
         ----                ---  --------
         Ronald G. Brown,    59   President and Director
         Kim D. Wood         40   Vice President, Secretary, Treasurer
                                  and Director

         RONALD G. BROWN has served as President of North Star since its founding in 1968. From 1982 to the present he has been a member of the Board of Directors of First Bank N.A. of Brainerd, Minnesota, an affiliate of North Star's primary bank lender. Mr. Brown has served as a member of the Board of Directors and vice president of the Bumper Recycling Association of North America.

         KIM D. WOOD has served as Vice President of North Star since 1982. Mr. Wood is a member of the Board of Directors of the Automotive Body Parts Association (ABPA) and the Certified Auto Body Parts Association (CAPA). From 1993 through 1995, he was the Chairman of the Board of ABPA.

EXECUTIVE COMPENSATION

         The following table sets forth the compensation paid or accrued by North Star for services rendered in all capacities during each of the three fiscal years ended September 30, 1996 to each person who acted in the capacity of an executive officer.


                                                      Annual Compensation(1)
                                            --------------------------------------
                                                                    Other Annual      All Other
 Name and Principal                          Salary(2)     Bonus    Compensation    Compensation
      Position                      Year       ($)          ($)         ($)              ($)
--------------------------------  --------  ----------- ------------ ------------- --------------
Ronald G. Brown, President         1996      420,871           --           --           --
                                   1995      505,006      310,000           --           --
                                   1994      420,767           --           --           --

Kim D. Wood, Vice President,       1996      260,308           --           --        3,389(4)
Secretary and Treasurer            1995      202,468        3,716           --        6,887(5)
                                   1994      191,909       87,626(3)        --           --

-----------------------------

(1) Does not include personal benefits, the aggregate amount of which for any fiscal year was less than 10% of the individual's listed compensation for such year.
(2) Amount reflects commissions based upon a percentage of net sales.
(3) Amount includes the issuance of 100 shares of North Star's Common Stock having a fair market value of $84,877 on the date of grant.
(4) Amount reflects North Star's contribution to its 401(k) plan.
(5) Amount reflects cash value of whole life insurance policy assumed by the executive, who pays the remaining premiums on such policy.

         Upon the consummation of the Merger, Keystone will enter into a five-year employment agreement with Mr. Brown and a three-year employment agreement with Mr. Wood. See "The Merger -- Interests of Certain Persons in the Merger."

OWNERSHIP OF NORTH STAR COMMON STOCK

         The following table sets forth the number of shares of the Common Stock of North Star beneficially owned as of the North Star Record Date by (i) each person known to North Star to be the beneficial owner of more than 5% of outstanding Common Stock, (ii) each executive officer, (iii) each current director and (iv) all directors and executive officers (including the named individuals) as a group.


         Unless otherwise indicated, all persons listed have sole voting and dispositive power over the shares identified as beneficially owned by them.


 Name and Address                       Number of Shares              Percent
 of Beneficial Owner                    Beneficially Owned            of Class
 -------------------                    ------------------            --------

 Ronald G. Brown (2)                         4,272.26                    63.18%

 Kim D. Wood (2)                              696.00 (1)                 10.29%

 Vincent Brown                                515.75                      7.63%
 Rhonda J. Brown                              515.75                      7.63%

 Vanessa M. Brown                             515.75                      7.63%

 All directors and current executive
 officers as a group (2 persons)            4,968.26                     73.47%

-----------------------

(1)     Includes (i) 112.75 shares beneficially owned by Mr. Wood's spouse, (ii)
        112.75 shares held by Kim Wood as Trustee under the Kristine Wood Irrevocable Trust Agreement dated August 15, 1990 and (iii) 112.75 shares held by Kim Wood as Trustee under the Kathryn Wood Irrevocable Trust Agreement dated August 15, 1990.

(2) The address of Messrs. Brown and Wood is 3621 Marshall Street, NE, Minneapolis, Minnesota 55418.

CERTAIN TRANSACTIONS

               On January 1, 1995, North Star entered into a ten (10) year lease agreement with a partnership owned by the spouses of Ronald G. Brown and Kim
D. Wood to lease property occupied by North Star's East Peoria, Illinois service center. The initial base rent under the lease was $6,975 per month which is subject to increase on the anniversary of the lease term by the percentage increase in the Consumer's Price Index during the preceding year. In addition to the base rent, North Star pays real estate taxes, maintenance, utilities and insurance costs associated with the property.

         On January 1, 1995, North Star entered ten (10) year lease agreement with a partnership owned by the spouse of Raymond Wood, a former shareholder, officer and director of North Star, and the spouse of Ronald G. Brown to lease the property occupied by North Star's Brainerd, Minnesota chrome bumper plating center. The initial base rent under the lease was $21,300 per month which is subject to increase on the anniversary of the lease term by the percentage increase in the Consumer's Price Index during the preceding year. In addition to the base rent, North Star pays real estate taxes, maintenance, utilities and insurance costs associated with the property. Pursuant to the lease agreement, North Star is responsible for certain occurrences on the premises, including any environmental contamination.

               On January 1, 1995, North Star entered into a ten (10) year lease agreement with the spouse of Raymond Wood, a former shareholder, officer and director of North Star, to lease the property occupied by North Star's Brainerd, Minnesota plastic bumper recycling center. The initial base rent under the lease was $1,150 per month which is subject to increase on the anniversary of the lease term by the percentage increase in the Consumer's Price Index during the preceding year. In addition to the base rent, North Star pays real estate taxes, maintenance, utilities and insurance costs associated with the property.

               On January 1, 1995, North Star entered into a ten (10) year lease agreement with a partnership owned by Kim D. Wood and Richard Monson, the general manager of North Star's Brainerd, Minnesota chrome bumper manufacturing and recycling center to lease the property occupied by North Star's St. Cloud, Minnesota service center. The initial base rent under the lease was $5,000 per month which is subject to increase on the anniversary of the lease term by the percentage increase in the Consumer's

Price Index during the preceding year. In addition to the base rent, North Star pays real estate taxes, maintenance, utilities and insurance costs associated with the property.

               On May 20, 1996, North Star entered into a ten (10) year lease agreement with a partnership owned by the spouses of Ronald Brown and Kim Wood and the Brown Family Limited Partnership to lease property occupied by North Star's headquarters and Minneapolis, Minnesota service center hub. The initial base rent under the lease was $12,000 per month, which is subject to increase on the anniversary of the lease term by the percentage increase in the Consumer's Price Index during the preceding year. In addition to the base rent, North Star pays real estate taxes, maintenance, utilities and insurance costs associated with the property. In an amendment to the lease dated September 23, 1996, the partnership agreed to construct a 37,260 square foot addition to the existing building. Beginning at the time North Star may occupy the addition, the base rent increases to $25,627.08 per month.


                  COMBINED UNAUDITED PRO FORMA FINANCIAL STATEMENTS

          GENERAL

               The following combined unaudited pro forma historical financial statements are based upon the historical financial statements of Keystone, included herein, and the historical financial statements of North Star should be read in conjunction with those financial statements and related notes. These combined unaudited pro forma historical financial statements are not necessarily indicative of the operating results that would have been achieved had the Merger been consummated as of the beginning of the periods presented and should not be construed as representative of future operating results. These combined unaudited pro forma historical financial statements give effect to the Merger by combining the results of operations of Keystone and North Star using the "pooling-of-interests" method of accounting as if the companies had been combined since their inception.

         In connection with the Merger, North Star will change its fiscal year end from September 30 to March 31 to conform with Keystone's year end. In the accompanying combined unaudited pro forma historical financial statements, North Star's operating results for the six months ended September 30, 1995 were included in the statements of income for its fiscal year ended September 30, 1995 and the twelve months ended March 31, 1996. North Star's sales and operating income for the six months ended September 30, 1995 were $17,318,000 and $172,000, respectively.

         COMBINED UNAUDITED PRO FORMA HISTORICAL BALANCE SHEET

         The following combined unaudited pro forma historical balance sheet presents the combined financial position of Keystone and North Star as of September 27, 1996. Such combined unaudited pro forma information is based on the historical consolidated balance sheets of Keystone and North Star as of September 27, 1996 after giving effect to the Merger using the "pooling-of-interests" method of accounting and to the pro forma adjustments as described in the notes to combined unaudited pro forma historical financial statements.

                                                                              PRO FORMA      PRO
                                                      KEYSTONE   NORTH STAR   ADJUSTMENTS    FORMA
                                                      --------   ----------   ------------  ---------
                                                         (In thousands, except share data)
ASSETS
Current assets
  Cash . . . . . . . . . . . . . . . . . . . . . . .  $  2,384     $    361   $             $   2,745
  Accounts receivable, net . . . . . . . . . . . . .    10,565        4,910        (199)(a)    15,276
  Inventories, primarily finished goods. . . . . . .    23,046        9,850         (30)(b)    32,866
  Other current assets . . . . . . . . . . . . . . .     1,489        1,071                     2,560
                                                       -------     --------   ------------- ---------
    Total current assets . . . . . . . . . . . . . .    37,484       16,192        (229)       53,447

Property, plant and equipment, net . . . . . . . . .     5,448        3,902                     9,350

Other assets . . . . . . . . . . . . . . . . . . . .     3,561        2,010                     5,571
                                                       -------     --------   ------------- ---------
   Total assets  . . . . . . . . . . . . . . . . .    $ 46,493     $ 22,104   $    (229)    $  68,368
                                                       -------     --------   ------------- ---------
                                                       -------     --------   ------------- ---------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Line of credit . . . . . . . . . . . . . . . . .   $  6,650      $ 1,000    $             $   7,650
  Bankers acceptances and other
    short-term debt. . . . . . . . . . . . . . . .      3,011           --                      3,011
  Accounts payable . . . . . . . . . . . . . . . .      4,653        5,160         (199)(a)     9,614
  Note payable to related party. . . . . . . . . .        150           --                        150
  Accrued liabilities. . . . . . . . . . . . . . .      2,282          983                      3,265
  Long-term debt, due within one year. . . . . . .        137        1,679                      1,816
                                                      -------     --------        ---------   -------
    Total current liabilities. . . . . . . . . . .     16,883        8,822         (199)       25,506

  Long-term debt, less current portion . . . . . .         35        4,323                      4,358
  Accrued pension cost . . . . . . . . . . . . . .         36           --                         36
  Deferred Income Taxes. . . . . . . . . . . . . .         --          335                        335


Shareholders' equity
    Preferred stock, no par value:
       Authorized shares - 3,000,000
       None issued and outstanding
    Common stock, no par value:
       Keystone: authorized shares - 20,000,000
       Issued and outstanding shares - 7,300,000
       (9,750,000 pro forma shares issued) at
        stated value. . . . . . . . . . . . . . .      16,054           --         1 (c)       16,055
    Common stock, $.01 par value:
       North Star authorized shares - 100,000
       Issued and outstanding shares - 6,762              --            1         (1)(c)         --
  Additional paid-in capital . . . . . . . . . . .       436          117           --           553
  Retained earnings  . . . . . . . . . . . . . . .    13,049        8,506          (30)(a)    21,525
                                                     -------     --------        ---------   -------
     Total shareholders' equity  . . . . . . . . .    29,539        8,624          (30)       38,133
     Total liabilities and
     shareholders' equity  . . . . . . . . . . . .   $46,493      $22,104        $(229)      $68,368

See accompanying notes to combined unaudited pro forma historical financial statements.

         COMBINED UNAUDITED PRO FORMA HISTORICAL STATEMENT OF INCOME

         The following combined unaudited pro forma historical statement of income for the six months ended September 27, 1996 was prepared based upon the historical statement of income for Keystone for such period and the historical statement of income for North Star for the six months ended September 30, 1996 after giving effect to the Merger using the "pooling-of-interests" method of accounting and to the pro forma adjustments described in the notes to combined unaudited pro forma historical financial statements.

                                                             Six Months Ended September 27, 1996

                                                                                 Pro Forma
                                                   Keystone       North Star    Adjustments     Pro Forma
                                                   --------       ----------    -----------     ---------
                                                     (In thousands, except per share and share amounts)
  Net sales . . . . . . . . . . . . . . . . .        $63,536      $  26,989        $  (811)(a)    $89,714

  Cost of sales . . . . . . . . . . . . . . .         38,354         16,323           (761)(a)     53,916
                                                   ---------         ------        ---------     ----------
  Gross profit .. . . . . . . . . . . . . . .         25,182         10,666            (50)        35,798
  Operating expense
    Selling and distribution expenses . . . .         17,073          7,810             --         24,883
    Merger costs . . .. . . . . . . . . . . .             --             --             --             --
    Certain charges. . . .. . . . . . . . . .             --            140             --            140
    General and administrative expenses . . .          3,850          1,302             --          5,152
                                                   ---------         ------        ---------     ----------
  Operating income .. . . . . . . . . . . . .          4,259          1,414            (50)          5,62
  Interest expense .. . . . . . . . . . . . .            411            336             --            747
                                                   ---------         ------        ---------     ----------
  Income before income taxes .. . . . . . . .          3,848          1,078            (50)         4,876
  Income taxes .. . . . . . . . . . . . . . .          1,539            423            (20)(a)      1,942
                                                   ---------         ------        ---------     ----------
  Net income .. . . . . . . . . . . . . . . .         $2,309           $655         $  (30)        $2,934
                                                   ---------         ------        ---------     ----------
                                                   ---------         ------        ---------     ----------
  Net income per share .. . . . . . . . . . .          $0.35            $97                        $0.32(d)
                                                   ---------         ------        ---------     ----------
                                                   ---------         ------        ---------     ----------

 Weighted average shares outstanding . . . .      6,616,000          6,762        2,443,338      9,066,000
                                                   ---------         ------        ---------     ----------
                                                   ---------         ------        ---------     ----------


See accompanying notes to combined unaudited pro forma historical financial statements.

         COMBINED UNAUDITED PRO FORMA HISTORICAL STATEMENT OF INCOME

         The following combined unaudited pro forma historical statement of income for the year ended March 29, 1996 was prepared based upon the historical statements of income for Keystone for such year and the historical statement of income for North Star for the twelve months ended March 31, 1996 after giving effect to the Merger using the "pooling-of-interests" method of accounting and to the pro forma adjustments described in the notes to combined unaudited pro forma historical financial statements. North Star's operating results for the six months ended September 30, 1995 were included in both the combined unaudited pro forma historical statement of income for the year ended September 30, 1995 and for the twelve months ended March 29, 1996. North Star's operating revenues and income from operations for the six months ended September 30, 1995 were $17,318,000 and $172,000, respectively.



                                                   Keystone     North Star
                                                  Year Ended   Twelve Months
                                                   March 29,   Ended March 31,   Pro Forma
                                                    1996              1996       Adjustments       Pro Forma
                                                  ----------   --------------    -----------       ----------
                                                        (In thousands, except per share and share data)
Net sales .................................        $ 115,326       $ 42,482     $  (1,622)(a)     $  156,186
Cost of sales..............................           70,246         25,674        (1,521)(a)         94,399
                                                   ---------       --------     ---------         ----------
Gross profit ..............................           45,080         16,808          (101)            61,787

Operating expenses
    Selling and distribution expenses.....            31,230         12,530            --             43,760
    Certain charges.......................               393            205            --                598
    General and administrative expenses...             7,172          1,704            --              8,876
                                                   ---------       ---------    ---------         ----------

Operating income..........................             6,285          2,369          (101)             8,553
Interest expense..........................             1,156            286            --              1,442
                                                   ---------       --------     ---------         ----------
Income before income taxes................             5,129          2,083          (101)             7,111
Income taxes..............................             2,023            932           (41)(a)          2,914
                                                   ---------       --------     ---------         ----------
Net income................................         $   3,106         $1,151     $     (60)            $4,197
                                                   ---------       --------     ---------         ----------
                                                   ---------       --------     ---------         ----------
Net income per share......................             $0.54         $  170                           $ 0.51(d)
                                                   ---------       --------     ---------         ----------
                                                   ---------       --------     ---------         ----------
Weighted average shares outstanding                5,800,000          6,762     2,443,238          8,250,000
                                                   ---------       --------     ---------          ---------
                                                   ---------       --------     ---------          ---------

See accompanying notes to combined unaudited pro forma historical financial statements.

           COMBINED UNAUDITED PRO FORMA HISTORICAL STATEMENT OF INCOME

          The following combined unaudited pro forma historical statement of income for the year ended March 31, 1995 was prepared based upon the historical statements of income for Keystone for such year and the historical statement of income for North Star for its fiscal year ended September 30, 1995 after giving effect to the Merger using the "pooling-of-interests" method of accounting and to the pro forma adjustments described in the notes to combined unaudited pro forma historical financial statements.

                                              Keystone
                                              Year Ended        North Star
                                               March 31,        Year Ended       Pro Forma
                                                 1995       September 30, 1995   Adjustments      Pro Forma
                                              ----------    ------------------   ----------       ---------------
                                                       (In thousands, except per share and share amounts)

Net sales . . . . . . . . . . . . . . .     $  101,596       $   34,838        $  (1,480)(a)     $   134,954
Cost of sales . . . . . . . . . . . . .         61,532           20,781           (1,386)(a)          80,927
                                            ----------       ----------        ------------      -----------

Gross profit  . . . . . . . . . . . . .         40,064           14,057              (94)             54,027


Operating expenses
     Selling and distribution expenses . .      28,635           10,364               --              38,999
     Certain charges . . . . . . . . . . .       1,790              180               --               1,970
     General and administrative expenses .       6,436            1,492               --               7,928
                                             ---------       ----------        ----------        -----------

Operating income  . . . . . . . . . . .          3,203            2,021              (94)              5,130
Interest expense  . . . . . . . . . . .            962              221               --               1,183
                                            ----------       ----------        ----------        -----------

Income before income taxes  . . . . . .          2,241            1,800              (94)              3,947
Income Taxes. . . . . . . . . . . . . .            835              728           (36)(a)              1,527
                                            ----------       ----------        ----------        -----------

Net income  . . . . . . . . . . . . . .     $    1,406       $    1,072        $     (58)        $     2,420
                                            ----------       ----------        ----------        ------------
                                            ----------       ----------        ----------        ------------

Net income per share  . . . . . . . . .     $     0.24       $      158                          $   0.29(d)
                                            ----------       ----------                          -----------
                                            ----------       ----------                          -----------

Weighted average shares outstanding . .      5,805,000            6,762         2,443,263          8,255,000
                                            ----------       ----------        ----------         ----------
                                            ----------       ----------        ----------         ----------

See accompanying notes to combined unaudited pro forma historical financial statements.

          COMBINED UNAUDITED PRO FORMA HISTORICAL STATEMENT OF INCOME

          The following combined unaudited pro forma historical statement of income for the year ended March 25, 1994 was prepared based upon the historical statements of income for Keystone for such year and the historical statement of operations for North Star for its fiscal year ended September 30, 1994 after giving effect to the Merger using the "pooling-of-interests" method of accounting and to the pro forma adjustments described in the notes to combined unaudited pro forma historical financial statements.


                                                   KEYSTONE      NORTH STAR
                                                  YEAR ENDED     YEAR ENDED
                                                  MARCH 25,     SEPTEMBER 30,      PRO FORMA
                                                    1994           1994            ADJUSTMENTS   PROFORMA
                                                  ----------    ------------      -----------     -----------
                                                      (In thousands, except pershare and share amounts)

Net sales. . . . . . . . . . . . . . . . . .      $   84,884     $   29,612      $  (1,365)(a)   $  113,131
Cost of sales. . . . . . . . . . . . . . . .          51,196         17,447         (1,277)(a        67,366
                                                  ----------     ----------      ---------       ----------
Gross profit . . . . . . . . . . . . . . . .          33,688         12,165            (88)          45,765

Operating expenses
    Selling and distribution expenses. . . .          25,308          9,512                          34,820
    Certain charges. . . . . . . . . . . . .           1,092            161                           1,253
    General and administrative expenses. . .           5,511          1,049                           6,560
                                                  ----------     ----------      ---------       ----------

Operating income . . . . . . . . . . . . . .           1,777          1,443            (88)           3,132
Interest expense . . . . . . . . . . . . . .             680            183             --              863
                                                  ----------     ----------      ---------       ----------

Income before income taxes . . . . . . . . .           1,097          1,260            (88)           2,269
Income taxes . . . . . . . . . . . . . . . .             447            496            (35)(a)          908
                                                  ----------     ----------      ---------       ----------

Income . . . . . . . . . . . . . . . . . . .            $650           $764      $     (53)          $1,361
                                                  ----------     ----------      ---------       ----------
                                                  ----------     ----------      ---------       ----------

Income per share . . . . . . . . . . . . . .           $0.11           $113                           $0.16(d)
                                                  ----------     ----------                       ----------
                                                  ----------     ----------                       ----------

Weighted average shares outstanding. . . . .       5,863,000          6,762      2,443,263         8,313,000
                                                  ----------     ----------      ---------         ----------
                                                  ----------     ----------      ---------         ----------

See accompanying notes to combined unaudited pro forma historical financial statements.

          NOTES TO COMBINED UNAUDITED PRO FORMA HISTORICAL FINANCIAL STATEMENTS

          BASIS OF PRESENTATION. The combined unaudited pro forma historical financial statements assume the issuance of Keystone's Common Stock in exchange for all outstanding North Star Common Stock. Such financial statements also assume that the Merger will be accounted for using the "pooling-of-interests" method of accounting pursuant to Opinion No. 16 of the Accounting Principles Board. The pooling-of-interests method of accounting assumes that the combining companies have been merged from their inception, and the historical financial statements for periods prior to consummation of the Merger are restated as though the companies had been combined from their inception.

          Pursuant to the rules and regulations of the Commission, the combined unaudited pro forma historical statements of income exclude the results of operations associated with discontinued businesses, extraordinary items and cumulative effects of accounting changes. In addition, the combined unaudited pro forma historical financial statements do not include any adjustment for estimated nonrecurring costs directly related to the Merger which are expected to be included in operations of Keystone within the twelve months succeeding the consummation of the Merger. Such costs are currently estimated for purposes of this presentation to be approximately $1,000,000. Actual merger costs may vary from such estimate.

          Certain reclassifications have been made to the historical financial statements of Keystone and North Star to conform to the pro forma presentation. Such reclassifications are not material to the combined unaudited pro forma historical financial statements.

          PRO FORMA ADJUSTMENTS.

     a. All significant intercompany balance sheet and statement of income items between Keystone and North Star have been eliminated in the combined historical unaudited pro forma condensed financial statements.

     b. This adjustment represents the elimination of gross profit related to inventory sold to Keystone by North Star that is included in the inventory of Keystone at the end of each fiscal year presented.

     c. The shareholders equity accounts have been adjusted to reflect the assumed issuance of 2,450,000 shares of Keystone's Common Stock for all issued and outstanding shares of North Star's Common Stock (based on the exchange ratio of 362.3088 shares of Keystone's Common Stock for each share of North Star's Common Stock outstanding as of September 30, 1996).

     d. Pro forma net income and pro forma income from continuing operations available to common shareholders per share for each period is based on the combined weighted average number of shares outstanding, after giving effect to the issuance of 362.3088 shares of Keystone's Common Stock for each share of North Star's Common Stock outstanding as each period presented. Fully diluted earnings per share are equal to primary earnings per share for all periods presented because the addition of potentially dilutive securities that are common stock equivalents would have been either antidilutive or not material.

                                  LEGAL MATTERS

          Certain legal matters in connection with the issuance of the shares of Common Stock to be issued in connection with the Merger will be passed upon by Manatt, Phelps & Phillips, LLP, Los Angeles, California. Certain legal matters for North Star, including federal income tax consequences in connection with the Merger, will be passed upon by Fredrikson & Byron P.A.

                                     EXPERTS
          The financial statements of Keystone at March 31, 1995 and March 29, 1996, and for each of the three years in the period ended March 29, 1996, appearing in this Proxy Statement/Information Statement/Prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

          The financial statements of North Star at September 30, 1995 and 1996, and for each of the three years in the period ended September 30, 1996, appearing in this Proxy Statement/Information Statement/Prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

          It is expected that representatives of Ernst & Young LLP will be present at the Meetings where they will have an opportunity to respond to appropriate questions of the Keystone Shareholders and the North Star Shareholders and to make a statement if they so desire.

                              SHAREHOLDER PROPOSALS

          If the Merger is consummated, the first annual meeting of the shareholders of Keystone after such consummation is expected to held on _____________, 1997. If any Keystone shareholder intends to present a proposal of the 1997 Keystone annual meeting and wishes to have such proposal considered for inclusion in the proxy materials for such meeting, such holder must submit the proposal to the Secretary of Keystone in writing so as to be received at the executive offices of Keystone by __________, 1997. Such proposals must also meet the other requirements of the rules of the Commission relating to shareholder proposals.

                          INDEX TO FINANCIAL STATEMENTS


KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

Report of Independent Auditors  . . . . . . . . . . . . . . . . .     F-2
Balance Sheets at March 31, 1995 and March 29, 1996 . . . . . . .     F-3
Statements of Income for years ended March 25, 1994, March 31,
  1995 and March 29, 1996 . . . . . . . . . . . . . . . . . . . .     F-4
Statements of Shareholders' Equity for the years ended March 25,
  1994, March 31, 1995 and March 29, 1996 . . . . . . . . . . . .     F-5
Statements of Cash Flows for the years ended March 25, 1994,
  March 31, 1995 and March 29, 1996 . . . . . . . . . . . . . . .     F-6
Notes to Financial Statements . . . . . . . . . . . . . . . . . .     F-7
Balance Sheet (Unaudited) at September 27, 1996 . . . . . . . . .     F-14
Statements of Income (Unaudited) for the six-month periods ended
  September 29, 1995 and September 27, 1996 . . . . . . . . . . .     F-15
Statements of Cash Flows (Unaudited) for the-six month periods
  ended September 29, 1995 and September 27, 1996 . . . . . . . .     F-16
Notes to Financial Statements (Unaudited) . . . . . . . . . . . .     F-17

  NORTH STAR PLATING COMPANY

Report of Independent Auditors  . . . . . . . . . . . . . . . . .     F-19
Balance Sheets at September 30, 1995 and September 30, 1996 . . . F-20 Statements of Income and Shareholders' Equity for years ended
  September 30, 1994, September 30, 1995 and September 30, 1996 . F-22 Statements of Cash Flows for years ended September 30, 1994,
  September 30, 1995 and September 30, 1996 . . . . . . . . . . .     F-23
Notes to Financial Statements . . . . . . . . . . . . . . . . . .     F-24

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders
Keystone Automotive Industries, Inc.

          We have audited the accompanying balance sheets of Keystone Automotive Industries, Inc. as of March 29, 1996 and March 31, 1995, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keystone Automotive Industries, Inc. at March 29, 1996 and March 31, 1995, and the results of its operations and its cash flows for each of the three years in the period ended March 29, 1996, in conformity with generally accepted accounting principles.

          As discussed in Note 4 to the financial statements, the Company changed its method of accounting for income taxes in 1994.

                              ERNST & YOUNG LLP

Los Angeles, California
May 24, 1996

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.
                                 BALANCE SHEETS
                       (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                     MARCH 31,      MARCH 29,
                                                        1995          1996
                                                     ----------     ---------
                                    ASSETS
Current assets:
Cash  . . . . . . . . . . . . . . . . . . . . . .      $ 3,916       $ 2,677
Accounts receivable, less allowance for doubtful
  accounts of $376 in 1995 and $280 in 1996 . . .        7,842        10,799
Inventories, primarily finished goods . . . . . .       17,223        22,226
Prepaid expenses  . . . . . . . . . . . . . . . .          758           604
Other receivables . . . . . . . . . . . . . . . .          242            --
Deferred taxes  . . . . . . . . . . . . . . . . .          978           724
                                                       -------       -------
          Total current assets  . . . . . . . . .       30,959        37,030

Property, plant and equipment, at cost:
  Land  . . . . . . . . . . . . . . . . . . . . .          348           376
  Buildings and leasehold improvements  . . . . .        4,013         4,495
  Machinery and equipment . . . . . . . . . . . .        1,366         1,451
  Furniture and fixtures  . . . . . . . . . . . .        4,060         4,496
                                                       -------       -------
                                                         9,787        10,818

Accumulated depreciation and amortization . . . .       (5,676)       (6,487)
                                                       -------       -------
                                                         4,111         4,331
Deferred taxes  . . . . . . . . . . . . . . . . .           94            22
Other assets  . . . . . . . . . . . . . . . . . .        1,500         1,652
                                                       -------       -------
          Total assets  . . . . . . . . . . . . .      $36,664       $43,035
                                                       -------       -------
                                                       -------       -------

                     LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Line of credit  . . . . . . . . . . . . . . . .      $11,050       $12,250
  Bankers acceptances and other short-term debt .        2,453         3,520
  Accounts payable  . . . . . . . . . . . . . . .        6,417         8,597
  Notes payable to officers, shareholders and
    other related parties . . . . . . . . . . . .          344           150
  Accrued salaries, wages and related
    benefits  . . . . . . . . . . . . . . . . . .          492           810
  Other accrued liabilities . . . . . . . . . . .          806           984
  Long-term debt, due within one year . . . . . .        1,078           400
                                                       -------       -------
          Total current liabilities . . . . . . .       22,640        26,711
  Long-term debt  . . . . . . . . . . . . . . . .        1,215           813
  Accrued pension cost  . . . . . . . . . . . . .          440            36
  Commitments
  Shareholders' equity:
    Preferred stock, no par value:
      Authorized shares -- 3,000,000
      None issued and outstanding . . . . . . . .          --            --
    Common stock, no par value:
      Authorized shares -- 20,000,000
      Issued and outstanding shares --
       5,800,000 in 1995 and 1996, at
       stated value . . . . . . . . . . . . . . .        4,299         4,299
    Additional paid-in capital  . . . . . . . . .          436           436
    Retained earnings . . . . . . . . . . . . . .        7,634        10,740
                                                       -------       -------
          Total shareholders' equity  . . . . . .       12,369        15,475
                                                       -------       -------
          Total liabilities and
           shareholders' equity . . . . . . . . .      $36,664       $43,035
                                                       -------       -------
                                                       -------       -------

                             See accompanying notes.

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.
                              STATEMENTS OF INCOME
               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)


                                                                  YEAR ENDED
                                            -------------------------------------------------------
                                            MARCH 25, 1994      MARCH 31, 1995       MARCH 29, 1996
                                            --------------      --------------       --------------
Net sales . . . . . . . . . . . . . . . .   $   84,884          $  101,596           $   115,326
Cost of sales . . . . . . . . . . . . . .       51,196              61,532                70,246
                                            --------------      --------------       --------------
Gross profit. . . . . . . . . . . . . . .       33,688              40,064                45,080

Operating expenses:
     Selling and distribution expenses. .       25,308              28,635                31,230
     General and administrative . . . . .        6,603               8,226                 7,565
                                            --------------      --------------       --------------
                                                31,911              36,861                38,795
                                            --------------      --------------       --------------

Operating income. . . . . . . . . . . . .        1,777               3,203                 6,285
Interest expense. . . . . . . . . . . . .          680                 962                 1,156
                                            --------------      --------------       --------------
Income before income taxes and
   cumulative effect of accounting
   change for income taxes  . . . . . . .        1,097               2,241                 5,129
Income taxes. . . . . . . . . . . . . . .          447                 835                 2,023
                                            --------------      --------------       --------------
Income before cumulative effect of
   change in method for accounting
   for income taxes . . . . . . . . . . .          650               1,406                 3,106
Cumulative effect of accounting change
   for income taxes . . . . . . . . . . .         (134)                 --                    --
                                            --------------      --------------       --------------
Net income  . . . . . . . . . . . . . . .   $      516          $    1,406           $     3,106
                                            --------------      --------------       --------------
                                            --------------      --------------       --------------

Income per share before cumulative
   effect of accounting change. . . . . .   $     0.11          $     0.24           $      0.54
Cumulative effect per share . . . . . . .         (.02)                 --                    --
                                            --------------      --------------       --------------
Net income per share  . . . . . . . . . .   $     0.09          $     0.24           $      0.54
                                            --------------      --------------       --------------
                                            --------------      --------------       --------------

Weighted average shares outstanding . . .    5,863,000          5,805,000              5,800,000
                                            --------------      --------------       --------------
                                            --------------      --------------       --------------

                             See accompanying notes.

                        KEYSTONE AUTOMOTIVE INDUSTRIES, INC.
                         STATEMENTS OF SHAREHOLDERS' EQUITY
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                         PAID-IN     RETAINED
                                                SHARES       AMOUNT      CAPITAL     EARNINGS       TOTAL
                                                ------       ------      -------     --------       ------
                                                     COMMON STOCK
                                                     ------------
Balance at March 26, 1993 . . . . . . . . . .   5,592,555   $   3,606    $    436   $     5,712    $   9,754
   Issuance of 90,067 shares of common stock
      to officers ($3.32 per share) . . . . .      90,067         299          --            --          299
   Net income . . . . . . . . . . . . . . . .          --          --          --           516          516
                                              ------------  -----------  ---------  ------------  ------------
Balance at March 25, 1994 . . . . . . . . . .   5,682,622       3,905         436         6,228       10,569
   Retirement of 62,755 shares of common
      stock ($3.32 per share) . . . . . . . .     (62,755)       (209)         --            --         (209)
   Issuance of 186,343 shares of common
      stock to officers ($3.34 per share) . .     180,133         603          --            --          603
   Net income . . . . . . . . . . . . . . . .          --          --          --         1,406        1,406
                                              ------------  -----------  ---------  ------------  ------------
Balance at March 31, 1995 . . . . . . . . . .   5,800,000       4,299         436         7,634       12,369
   Net income . . . . . . . . . . . . . . . .          --          --          --         3,106        3,106
                                              ------------  -----------  ---------  ------------  ------------
Balance at March 29, 1996 . . . . . . . . . .   5,800,000      $4,299        $436       $10,740      $15,475
                                              ------------  -----------  ---------  ------------  ------------
                                              ------------  -----------  ---------  ------------  ------------

                             See accompanying notes.

                       KEYSTONE AUTOMOTIVE INDUSTRIES, INC.
                             STATEMENTS OF CASH FLOWS
                                  (IN THOUSANDS)

                                                                                 YEAR ENDED
                                                               ------------------------------------------------
                                                                MARCH 25, 1994  MARCH 31, 1995  MARCH 29, 1996
                                                               --------------- --------------- ----------------
OPERATING ACTIVITIES
Net income  . . . . . . . . . . . . . . . . . . . . . . . . .   $        516    $      1,406    $      3,106
Adjustments to reconcile net income to net cash (used in)
   provided by operating activities:
   Depreciation and amortization  . . . . . . . . . . . . . .            972             798             874
   Cumulative effect of accounting change for income taxes. .            134              -               --
   Deferred taxes . . . . . . . . . . . . . . . . . . . . . .           (122)           (431)            326
   Provision for losses on uncollectible accounts . . . . . .            253             229             241
   Provision for losses on inventory  . . . . . . . . . . . .            147           1,263             542
   (Gain) loss on sales of assets . . . . . . . . . . . . . .            (46)             32             (16)
   Stock issued for compensation  . . . . . . . . . . . . . .            299             603              --
   Changes in operating assets and liabilities:
      Accounts receivable . . . . . . . . . . . . . . . . . .         (1,614)           (730)         (3,198)
      Inventories . . . . . . . . . . . . . . . . . . . . . .         (4,743)          1,535          (4,694)
      Prepaid expenses and other receivables  . . . . . . . .            682            (329)            739
      Other assets  . . . . . . . . . . . . . . . . . . . . .             57             (50)            170
      Accounts payable  . . . . . . . . . . . . . . . . . . .          2,660          (1,325)          2,180
      Accrued salaries, wages and related benefits  . . . . .            139            (126)            318
      Other accrued liabilities and accrued pension costs . .            437             (66)           (526)
                                                               --------------- --------------- ----------------
Net cash (used in) provided by operating activities . . . . .           (229)          2,809              62

INVESTING ACTIVITIES
Proceeds from sale of assets  . . . . . . . . . . . . . . . .             63              46              40
Acquisitions of certain service centers . . . . . . . . . . .             --          (1,289)         (1,342)
Purchases of property, plant and equipment  . . . . . . . . .           (550)         (1,590)           (999)
                                                               --------------- --------------- ----------------
Net cash used in investing activities . . . . . . . . . . . .           (487)         (2,833)         (2,301)

FINANCING ACTIVITIES
Borrowings under bank credit facility . . . . . . . . . . . .             --           2,750           1,200
Payments under bank credit facility . . . . . . . . . . . . .             --          (1,200)             --
Bankers acceptances and other short-term debt, net  . . . . .          1,689          (1,024)          1,067
Borrowings on notes payable to officers, shareholders and
   other related parties  . . . . . . . . . . . . . . . . . .              6              14             178
Payments on notes payable to officers, shareholders and other
   related parties  . . . . . . . . . . . . . . . . . . . . .            (30)            (13)           (364)
Borrowings on long-term debt  . . . . . . . . . . . . . . . .             --           1,880              --
Principal payments on long-term debt  . . . . . . . . . . . .           (869)           (774)         (1,081)
Principal payments on capital lease obligations . . . . . . .            (34)           (141)             --
Retirement of stock . . . . . . . . . . . . . . . . . . . . .             --            (209)             --
                                                               --------------- --------------- ----------------
Net cash provided by financing activities . . . . . . . . . .            762           1,283           1,000
                                                               --------------- --------------- ----------------
Net increase (decrease) in cash . . . . . . . . . . . . . . .             46           1,259          (1,239)
Cash at beginning of year . . . . . . . . . . . . . . . . . .          2,611           2,657           3,916
                                                               --------------- --------------- ----------------
Cash at end of year . . . . . . . . . . . . . . . . . . . . .   $      2,657    $      3,916    $      2,677
                                                               --------------- --------------- ----------------
                                                               --------------- --------------- ----------------
Supplemental disclosures
   Interest paid during the year  . . . . . . . . . . . . . .   $        663    $        908    $      1,175
   Income taxes paid during the year  . . . . . . . . . . . .   $         13    $      1,916    $      1,382


                            See accompanying notes.

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 29, 1996

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



BUSINESS INFORMATION

          The principal business of Keystone Automotive Industries, Inc. (the "Company") is the distribution of replacement parts for automobiles and light trucks to collision repair shops through a network of 41 service centers located within the United States and Mexico. The significant accounting policies of the Company are summarized as follows:

FISCAL YEAR

          The Company operates using a 52/53 week fiscal year. The Company's fiscal year ends on the last Friday of March. The fiscal years ended March 25, 1994, March 31, 1995 and March 29, 1996 included 52, 53 and 52 weeks, respectively.

INVENTORIES

          The Company's inventories consist primarily of automotive crash parts and bumpers. Inventories are stated at the lower of cost (first-in, first-out) or market.

DEPRECIATION

          The Company uses the straight-line method for depreciation of property, plant, and equipment over the following estimated useful lives:


Buildings . . . . . . . . . . . . . . .    20 years
Machinery and equipment . . . . . . . .  5-10 years
Furniture and fixtures  . . . . . . . .   5-8 years
Auto and truck  . . . . . . . . . . . .   3-5 years
Leasehold improvements  . . . . . . . .     Term of lease or life of the asset,
                                            whichever is shorter

          Depreciation and amortization expenses amounted to approximately $972,000, $798,000 and $874,000 for the years ended March 25, 1994, March 31,
1995 and March 29, 1996, respectively.

CONCENTRATION OF CREDIT RISK

          Accounts receivable subject the Company to a potential concentration of credit risk. Substantially all of the Company's customers are in the auto body repair business, none representing more than 1% of sales. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables are generally due within 30 days. Credit losses have consistently been within management's expectations. The Company purchased more than 10% of total purchases from one vendor during the fiscal years ended March 31, 1995 and March 29, 1996.

ACCOUNTING ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

STOCK-BASED COMPENSATION

          The Company accounts for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and Related Interpretations.

REVENUE RECOGNITION

          The Company recognizes revenue from product sales at the time of delivery. The Company provides its customers the right to return products that are damaged or defective. The effect of these programs is estimated and current period sales and cost of sales are reduced accordingly.

EARNINGS PER SHARE

          The Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. The Company restated its Articles of Incorporation and Bylaws to increase the authorized shares of common stock to 20,000,000 and to authorize 3,000,000 shares of preferred stock. No preferred stock has been issued.
Additionally, the Board of Directors and shareholders approved a common stock split of 3.8467 to 1 on April 16, 1996. All share and per share amounts in these financial statements have been adjusted for the common stock split.

          Earnings per share are computed using the weighted average number of shares of common stock and common stock equivalents attributable to stock options. Common stock equivalents were calculated using the treasury stock method based on the appraised fair market value of the Company's common stock obtained annually as of the end of the fiscal year from an independent appraiser.

NEW ACCOUNTING STANDARDS

          In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

          In October 1995, the FASB issued Statement No. 123, Accounting for Stock-Based Compensation, which establishes financial accounting and reporting standards for stock-based compensation plans. The Company will comply with this standard in 1997. It is currently determining which alternatives available within the standard will be adopted.

2.   FINANCING ARRANGEMENTS

          Long-term debt consisted of the following at March 31, 1995 and March 29, 1996:

                                                      1995              1996
                                                     -------           ------
                                                         (IN THOUSANDS)
Note payable to bank, due in monthly installments
  of $50,000, plus interest at the prime rate
  (8.25% at March 29, 1996), plus .5%
  due August 1, 1996. . . . . . . . . . . . . . . . $   850           $   250

10.5% mortgage notes payable, principal and interest
  payable at $3,316 and $2,225 monthly
  through October 1998 and June 1999,
  respectively. . . . . . . . . . . . . . . . . . .     207               160

Notes payable to Bumper Exchange, monthly principal
  of $6,790 and interest at 1% above the prime rate
  (8.25% at March 29, 1996), payable through
  October 1997.  Secured by inventory, property and
  equipment . . . . . . . . . . . . . . . . . . . .     210               129

Note payable to FAMA, plus interest at 1% above
  prime rate. . . . . . . . . . . . . . . . . . . .     338                --

Note payable to PNC bank, monthly payments of
  $6,649 with a variable interest rate (9.25% at
  March 29, 1996), payable through April 30, 1999.
  Secured by property . . . . . . . . . . . . . . .     688               674
                                                    -------            ------
                                                      2,293             1,213

Less amount due within one year . . . . . . . . . .   1,078               400
                                                    -------            ------
Amounts due after one year  . . . . . . . . . . . . $ 1,215           $   813
                                                    -------            ------
                                                    -------            ------

          The mortgage note payable is secured by a purchase-money trust deed covering land and building, with a net book value of $403,000 and a cost of $568,000 at March 29, 1996.

          Long-term debt due after one year matures approximately as follows:
1997 -- $400,000; 1998 -- $122,000; 1999 -- $60,000; 2000 -- $23,000; 2001
--$17,000; and thereafter $591,000.

          The Company's credit agreement, which expires on October 31, 1996, provides for borrowings up to a maximum of $17,000,000, including a term loan up to $1,200,000, due August 1, 1996, and a revolving credit facility comprising a line of credit for direct advances, commitments from the bank for borrowings under bankers' acceptances, and letters of credit. The bank has offered in a letter to extend the line of credit to August 1, 1997, subject to a definitive agreement.

          Total direct advances under the line of credit are available up to a maximum of 80% of the amount of eligible accounts receivable and 50% of the amount of eligible inventory, less any outstanding bankers' acceptances and letters of credit. The maximum amount of letters of credit allowed by the agreement is $6,000,000, and this is limited by amounts already outstanding under the agreement. The Company had available $2,149,000 under the credit agreement as of March 29, 1996. At March 29, 1996, the balance outstanding under the line of credit was $12,250,000, of which $6,250,000 bears interest at the bank's reference rate of 8.25% (6.25% at March 31, 1995), plus .25%. The remaining $6,000,000 bears interest at LIBOR of 5.695% (6.25% at March 31, 1995), plus 1.5%. Additionally, the Company had outstanding import letters of credit amounting to approximately $526,000.

          The line-of-credit agreement and note payable to the bank are secured by accounts receivable, inventories, and equipment and are subject to certain restrictive covenants which restrict the payment of dividends and salaries and requires the maintenance of minimum tangible net worth and certain financial ratios. The Company was in compliance with its covenants as of March 29, 1996.

3.   RELATED PARTY TRANSACTIONS

          The Company has entered into three lease agreements for facilities with two partnerships whose partners include certain of the Company's directors and officers and two lease agreements with a corporation which is owned by a family member of a Company officer and director, as described below. The Company believes that the terms and conditions of such leases with affiliated parties are no less favorable than could have been obtained from unaffiliated parties in arm's length transactions at the time such leases were entered into.

          The Company has entered into a lease in 1995 with V-JAC Properties, Ltd. with a lease term of three years (with an option to renew the lease for an additional three years on the same terms and conditions), for a monthly rent of $3,494. V-JAC Properties, Ltd. is a partnership whose interests are held equally by the Company's founders, president and executive vice president.

          The Company has also entered into a lease in 1995 with V-JAC Properties, Ltd. with a lease term of three years (with an option to renew the lease for an additional three years on the same terms and conditions), for a monthly rent of $2,985.

          The Company has entered into a lease in 1995 with B-J Properties, Ltd. with a lease term of three years (with an option to renew the lease for an additional three years on the same terms and conditions), for a monthly rent of $5,067.

          B-J Properties, LTD is a partnership whose interests are held by the Company's founders, both of whom retired as directors of the Company effective March 31, 1996.

          The Company has entered into a lease dated April 1, 1995 with Benton Real Properties, Inc. relating to approximately 24,082 square feet in Ontario, California, with a lease term of five years, for a monthly rent of $6,088 in the first year of the lease, increasing to $6,271, $6,549, $6,653 and $6,853, respectively, in each year thereafter. Benton Real Properties, Inc. is wholly owned by Bertha Benton, the mother of Virgil K. Benton II, the Company's Chief Executive Officer and a director.

          In January 1996, the Company exercised a five-year lease option expiring on December 31, 2000, with respect to a lease dated January 1, 1991, with Benton Real Properties, Inc., relating to approximately 20,000 square feet in Ontario, California, for a monthly rent of $5,634 in the first year of the lease, increasing to $5,803, $5,977, $6,157 and $6,341, respectively, in each year thereafter.

          Rent expense paid to related parties amounted to $252,000, $270,000 and $196,000 for 1994, 1995 and 1996, respectively, exclusive of the Company's obligation for property taxes and insurance.

          Notes payable to officers, shareholders, and other related parties are unsecured, due October 1, 1998, and bear interest at the prime rate (8.25% at March 29, 1996) plus 1%. Interest expense incurred in connection with these obligations was $20,000, $29,000 and $40,000 during the years ended March 25, 1994, March 31, 1995 and March 29, 1996, respectively.

          The Company has adopted a policy that it will not enter into any material transaction in which a Company director or officer has a direct or indirect financial interest, unless the transaction is determined by the Company's Board of Directors to be fair to the Company and is approved by a majority of the Company's disinterested directors or by the Company's shareholders, as provided for under California law.

4.   INCOME TAXES

          Effective for the beginning of the year ended March 25, 1994, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement 109, "Accounting for Income Taxes." As permitted under the new rules, prior years' financial statements have not been restated. The cumulative effect of adopting Statement 109 decreased net income by $134,000 in fiscal 1994.

          Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

          Significant components of the Company's deferred tax liabilities and assets as of March 31 are as follows (in thousands):

                                                             1995         1996
                                                           --------     --------
Deferred tax assets
  Book depreciation over tax . . . . . . . . . . . . . . . $  402       $  366
  Uniform cost capitalization. . . . . . . . . . . . . . .    232          226
  Inventory reserve. . . . . . . . . . . . . . . . . . . .    514          107
  Accrued expenses not currently deductible for tax. . . .    426          393
  Other, net . . . . . . . . . . . . . . . . . . . . . . .     -            35
                                                           --------     --------
          Total deferred tax assets. . . . . . . . . . . .  1,574        1,127

Deferred tax liabilities
  Prepaid expenses . . . . . . . . . . . . . . . . . . . .   (368)        (381)
  Other, net . . . . . . . . . . . . . . . . . . . . . . .   (134)          -
                                                           --------     --------
          Total deferred tax liabilities . . . . . . . . .   (502)        (381)
                                                           --------     --------
          Net deferred assets. . . . . . . . . . . . . . . $1,072       $  746
                                                           --------     --------
                                                           --------     --------

          No valuation allowance was necessary for deferred tax assets in 1996 or 1995.

          Significant components of the provision for income taxes attributable to operations under the liability method are as follows (in thousands):

                                                 1994        1995        1996
                                               --------    --------    --------
 Current
    Federal. . . . . . . . . . . . . . . . . .  $  451      $1,135      $1,339
    State. . . . . . . . . . . . . . . . . . .     118         276         358
                                               --------    --------    --------
                                                   569       1,411       1,697
 Deferred:
    Federal. . . . . . . . . . . . . . . . . .     (99)       (383)        277
    State. . . . . . . . . . . . . . . . . . .     (23)       (193)         49
                                               --------    --------    --------
                                                  (122)       (576)        326
                                               --------    --------    --------
                                                  $447        $835      $2,023
                                               --------    --------    --------
                                               --------    --------    --------

          The reconciliation of income taxes at the U.S. federal statutory tax rate to reported income taxes expense is as follows (in thousands):

                                                 1994        1995        1996
                                               --------    --------    --------

 Income taxes at statutory tax rate. . . . . .  $  373      $  762      $1,743
 State income taxes, net of federal
  tax effect . . . . . . . . . . . . . . . . .      61         120         274
 Non-deductible expenses . . . . . . . . . . .      13           4           6
 Other, net. . . . . . . . . . . . . . . . . .                 (51)         -
                                               --------    --------    --------
                                                  $447        $835      $2,023
                                               --------    --------    --------
                                               --------    --------    --------

5.   EMPLOYEE BENEFIT PLANS

          The Company has an employee stock ownership plan which covers substantially all of its employees. Under the terms of the Internal Revenue Code, each year's tax deductible contribution is limited to a maximum of 25% of the Company's qualified payroll. A carryover of unused allowable contributions is allowed, subject to certain limits. Under the terms of the plan, the Company makes the contribution to the Trustee, who is required to follow the Administrative Committee's investment decisions. The Company's contributions to the plan were $174,000, $190,000 and none in 1994, 1995 and 1996, respectively.

          In March 1979, the Company adopted a defined benefit pension plan (the "Plan") to provide pension benefits to all non-union employees. Plan benefits are based on an employee's years of service and the compensation during the five years of employment which would yield the highest average compensation. The assets of the plan consist primarily of investments in mutual funds, time certificates of deposit, and marketable debt securities. The Company's policy is to fund pension cost accrued.

          The net periodic pension cost for the Plan for the years ended March 25, 1994, March 31, 1995 and March 29, 1996, consisted of the following (in thousands).

                                                                 1994      1995      1996
                                                               --------  --------  --------
Service costs - benefits earned during the year. . . . . . .   $   105   $   120   $   132
Interest cost on projected benefit obligation. . . . . . . .       174       188       213
Actual return on assets. . . . . . . . . . . . . . . . . . .      (122)     (136)     (153)
Net amortization and deferral. . . . . . . . . . . . . . . .        43        40        45
                                                               -------   -------   -------
                                                               $   200   $   212   $   237
                                                               -------   -------   -------
                                                               -------   -------   -------

          The following is a summary of the status of the funding of the Plan (in thousands):

                                                                              1995           1996
                                                                           -----------    -----------
Actuarial present value of benefit obligations:
  Vested benefit obligations . . . . . . . . . . . . . . . . . . . . . .   $   (2,228)    $   (2,414)
  Non-vested benefit obligations . . . . . . . . . . . . . . . . . . . .          (66)           (65)
                                                                           -----------    -----------
Accumulated benefit obligations. . . . . . . . . . . . . . . . . . . . .   $   (2,294)    $   (2,479)
                                                                           -----------    -----------
                                                                           -----------    -----------
Projected benefit obligations. . . . . . . . . . . . . . . . . . . . . .   $   (2,668)    $   (2,902)
Assets of the plan at market . . . . . . . . . . . . . . . . . . . . . .        1,853          2,442
                                                                           -----------    -----------
Projected benefit obligation greater than assets of the plan . . . . . .         (815)          (460)
Unrecognized net loss not yet recognized in periodic pension cost. . . .        1,241          1,148
Unrecognized net transition obligation at March 28, 1987, being
  recognized over 25 years . . . . . . . . . . . . . . . . . . . . . . .          136            128
Adjustment required to recognize minimum liability:
  Accrued but not expensed . . . . . . . . . . . . . . . . . . . . . . .          171             (1)
  Unfunded liability . . . . . . . . . . . . . . . . . . . . . . . . . .          440             36
                                                                           -----------    -----------
Prepaid pension included in other assets and prepaid expenses. . . . . .   $    1,173     $      851
                                                                           -----------    -----------
                                                                           -----------    -----------

          In determining the actuarial present value of projected benefit obligations at March 31, 1995 and March 29, 1996, a discount rate of 8% was used. Future compensation levels are assumed to increase at an annual rate of 5%. The expected long-term annual rate of return on assets is 8%.

6.   STOCK COMPENSATION PLAN

          During fiscal 1989, the Company's Board of Directors approved a restricted stock compensation plan for participating directors, officers, and other key management personnel, with the aggregate amount of authorized, but unissued, common shares to be delivered upon the exercise of all options granted, not to exceed 961,675. Options to purchase 630,466 common shares were granted during fiscal 1989 and become exercisable in seven equal installments for each of seven years, commencing with fiscal 1989, provided certain minimum revenue and pre-tax income increases are achieved during each year of the option period. Options which do not become exercisable during a given year due to non-attainment of these increases may become exercisable in the next year, provided the cumulated increases in revenues and pre-tax income are equal to the minimum amounts otherwise required for the year in which the exercise may occur. Options which become exercisable in a particular year expire if not exercised by the end of such fiscal year. The purchase price of stock covered by each option is determined by the Stock Option Committee.

          During fiscal 1994 and 1995, restricted stock options of 90,067 and 180,133, respectively, were exercised and were valued at the time of exercise ($3.32 in 1994 and $3.34 in 1995). No options were exercised in 1996. Transactions under the Plan were as follows:

STOCK OPTIONS                                             SHARES         PRICE
                                                       ------------    ---------
Outstanding at March 26, 1993. . . . . . . . . . . . .    270,200      $   --
Exercised. . . . . . . . . . . . . . . . . . . . . . .     90,067      $    3.32
Outstanding at March 25, 1994. . . . . . . . . . . . .    180,133          --
Exercised. . . . . . . . . . . . . . . . . . . . . . .    180,133      $    3.34
                                                          -------      ---------
Outstanding at March 31, 1995. . . . . . . . . . . . .      --             --
                                                          -------      ---------
                                                          -------      ---------

7.   COMMITMENTS

          The Company leases substantially all of its property and a portion of its plant and equipment. Certain of the leases contain renewal options of from two to five years. Future minimum lease payments, under noncancelable operating leases with initial terms of one year or more, are approximately as follows at March 29, 1996 (in thousands):


                                          RELATED                                       TOTAL
                                           PARTY         BUILDING        FLEET        OPERATING
                                           LEASES         LEASES         LEASES         LEASES
                                         ----------     ----------     ----------     ----------
1997 . . . . . . . . . . . . . . . . . .  $    282       $  1,823       $    726       $  2,831
1998 . . . . . . . . . . . . . . . . . .       252          1,540            639          2,431
1999 . . . . . . . . . . . . . . . . . .       152          1,093            391          1,636
2000 . . . . . . . . . . . . . . . . . .       157            965            109          1,231
2001 . . . . . . . . . . . . . . . . . .        57            626              _            683
Thereafter . . . . . . . . . . . . . . .         _            267              _            267
                                          --------       --------       --------       --------
    Total minimum rental payments. . . .  $    900       $  6,314       $  1,865       $  9,079
                                          --------       --------       --------       --------
                                          --------       --------       --------       --------

          Total rent expense amounted to $1,891,000, $1,698,000 and $2,908,000 for fiscal 1994, 1995 and 1996, respectively, exclusive of the Company's obligation for property taxes and insurance. Certain leases contain provisions for rent escalation which is being amortized on a straight-line basis over the lives of the leases.

8.   ACQUISITION

          In November 1994, the Company purchased substantially all of the assets, primarily inventory, furniture and fixtures, and equipment of FAMA for approximately $1,289,000 in cash and a note for $388,000. The acquisition was accounted for using the purchase method, and, accordingly, the acquired assets and liabilities were recorded at their estimated fair values.

          During the year ended March 29, 1996, the Company purchased substantially all of the assets, primarily inventory and equipment of M.A.P. International, C.D. Wheel and United Bumper. The Company paid approximately $1,192,000 in cash and gave a note for $150,000. The Company entered into a new loan with its bank in connection with one of the purchases. The acquisitions were accounted for using the purchase method, and, accordingly, the acquired assets and liabilities were recorded at their estimated fair values.

9.   SUBSEQUENT EVENT

          The Company is currently negotiating the purchase of substantially all of the assets, primarily inventory and receivables, for approximately $4,000,000 in cash and notes of a distributor of aftermarket collision parts currently operating seven service centers in the Southeast.

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                                  BALANCE SHEET
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                                   SEPTEMBER 27,
                                                                       1996
                                                                   ------------
                                                                    (Unaudited)

Current assets:
  Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $     2,384
Accounts receivable, less allowance for doubtful accounts of $354
  at September 1995 and $280 at March 1996 . . . . . . . . . . . .      10,565
Inventories, primarily finished goods. . . . . . . . . . . . . . .      23,046
Other current assets . . . . . . . . . . . . . . . . . . . . . . .       1,489
                                                                   ------------
    Total current assets . . . . . . . . . . . . . . . . . . . . .      37,484

Property, plant and equipment, net:. . . . . . . . . . . . . . . .       5,448

Other assets . . . . . . . . . . . . . . . . . . . . . . . . . . .       3,561
                                                                   ------------
    Total assets . . . . . . . . . . . . . . . . . . . . . . . . . $    46,493
                                                                   ------------
                                                                   ------------
                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Line of credit . . . . . . . . . . . . . . . . . . . . . . . . . $     6,650
  Bankers acceptances and other short-term debt. . . . . . . . . .       3,011
  Accounts payable . . . . . . . . . . . . . . . . . . . . . . . .       4,653
  Notes payable to related party . . . . . . . . . . . . . . . . .         150
  Accrued liabilities. . . . . . . . . . . . . . . . . . . . . . .       2,282
  Long-term debt, due within one year. . . . . . . . . . . . . . .         137
                                                                   ------------
    Total current liabilities. . . . . . . . . . . . . . . . . . .      16,883

Long-term debt, less current portion . . . . . . . . . . . . . . .          35
Accrued pension cost . . . . . . . . . . . . . . . . . . . . . . .          36

Shareholders' equity:
  Preferred stock, no par value
  Authorized shares - 3,000,000
    None issued and outstanding
Common Stock, no par value:
  Authorized shares - 20,000,000
  Issued and outstanding shares - 7,300,200 at September 1996 and
  5,800,000 at March 1996 at stated value. . . . . . . . . . . . .      16,054
Additional paid-in capital . . . . . . . . . . . . . . . . . . . .         436
Retained earnings. . . . . . . . . . . . . . . . . . . . . . . . .      13,049
                                                                   ------------
    Total shareholders' equity . . . . . . . . . . . . . . . . . .      29,539
                                                                   ------------
    Total liabilities and shareholders' equity . . . . . . . . . . $    46,493
                                                                   ------------
                                                                   ------------

                             See accompanying notes.

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                              STATEMENTS OF INCOME
                                   (UNAUDITED)
               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)


                                                        SIX MONTHS ENDED
                                                  ----------------------------
                                                  SEPTEMBER 27,  SEPTEMBER 29,
                                                           1996           1995
                                                  -------------  -------------
 Net Sales . . . . . . . . . . . . . . . . .      $      63,536  $      53,493

 Cost of sales . . . . . . . . . . . . . . .             38,354         32,572

                                                  -------------  -------------
 Gross profit. . . . . . . . . . . . . . . .             25,182         20,921

 Operating Expenses:

   Selling and distribution expenses . . . .             17,073         14,773

   General and administrative. . . . . . . .              3,850          3,579
                                                  -------------  -------------

 Operating income. . . . . . . . . . . . . .              4,259          2,569

 Interest expense. . . . . . . . . . . . . .                411            563
                                                  -------------  -------------
 Income before income taxes. . . . . . . . .              3,848          2,006

 Income taxes. . . . . . . . . . . . . . . .              1,539            802
                                                  -------------  -------------
 Net income. . . . . . . . . . . . . . . . .      $       2,309  $       1,204
                                                  -------------  -------------
                                                  -------------  -------------
 Net income per share. . . . . . . . . . . .      $        0.35  $        0.21
                                                  -------------  -------------
                                                  -------------  -------------
 Weighted average shares outstanding . . . .          6,616,000      5,800,000
                                                  -------------  -------------
                                                  -------------  -------------

                             See accompanying notes.

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                                 (IN THOUSANDS)

                                                         SIX MONTHS ENDED
                                                    --------------------------
                                                     SEPTEMBER       SEPTEMBER
                                                      27, 1996        29, 1995
                                                    -----------    -----------
 Operating activities:
 Net income. . . . . . . . . . . . . . . . . . . .  $     2,309    $     1,204
 Adjustments to reconcile net income to net cash
  used in operating activities:
 Depreciation and amortization . . . . . . . . . .          471            440
 Deferred taxes. . . . . . . . . . . . . . . . . .         (120)            --
 Provision for losses on uncollectible accounts. .           96             59
 Provision for losses on inventory . . . . . . . .          440            285
 Changes in operating assets and liabilities:
   Accounts receivable . . . . . . . . . . . . . .          894           (423)
   Inventories . . . . . . . . . . . . . . . . . .          764         (2,442)
   Prepaid expenses, other receivables and other
    assets . . . . . . . . . . . . . . . . . . . .         (304)           539
  Accounts payable . . . . . . . . . . . . . . . .       (3,944)        (1,571)
  Accrued salaries, and other accrued
    liabilities. . . . . . . . . . . . . . . . . .          488           (685)
                                                    -----------    -----------
 Net cash used in operating activities . . . . . .        1,094         (2,594)

 Investing activities:
 Purchases of property, plant and equipment. . . .       (1,167)          (343)
 Cash paid for acquisitions. . . . . . . . . . . .       (4,825)            --
                                                    -----------    -----------
 Net cash used in investing activities . . . . . .       (5,992)          (343)

 Financing activities:
 Payments under bank credit facility . . . . . . .       (5,600)            --
 Bankers acceptances and other short-term debt,
  net. . . . . . . . . . . . . . . . . . . . . . .         (509)         1,387
 Payments on notes payable to officers,
  shareholders and other related parties . . . . .           --           (344)
 Principal payments on long-term debt. . . . . . .       (1,041)          (366)
 Net proceeds of initial public offering . . . . .       11,755             --
                                                    -----------    -----------
 Net cash provided by financing activities . . . .        4,605            677

 Net increase (decrease in cash) . . . . . . . . .         (293)        (2,260)

 Cash at beginning of period . . . . . . . . . . .        2,677          3,916
 Cash at end of period . . . . . . . . . . . . . .  $     2,384    $     1,656
                                                    -----------    -----------
 Supplemental disclosures
   Interest paid during the period . . . . . . . .  $       338    $       550
   Income taxes paid during the period . . . . . .  $     1,158    $       642

                             See accompanying notes.

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)
                               SEPTEMBER 27, 1996


          The accompanying unaudited financial statements included herein have been prepared by the Company pursuant to the rules and regulations promulgated by the Securities and Exchange Commission (the "Commission"). Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been omitted pursuant to Commission rules and regulations. These financial statements should be read in conjunction with the financial statements and notes thereto included elsewhere in the prospectus. In the opinion of management, all adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial position of the Company with respect to the interim financial statements at September 27, 1996 and 1995, and of the results of its operations and its cash flows for the six-month period ended September 27, 1996 and 1995 have been included. The results of operations for the nine-month period ended September 27, 1996, are not necessarily indicative of the results for the full year ended March 27, 1997.

2.   SHAREHOLDERS EQUITY

          On April 16, 1996, the Company amended its Articles of Incorporation to increase the authorized shares of Common Stock to 20,000,000 and to authorize 3,000,000 shares of Preferred Stock and to effect a Common Stock split of 3,8467 to 1. No Preferred Stock has been issued. All share and per share amounts in these financial statements have been adjusted for the Common Stock split.

          On June 20, 1996, the Company completed its initial public offering of 3,105,000 shares of Common Stock at $9.00 per share; 1,500,000 shares were sold by the Company and 1,605,00 shares were sold by selling shareholders. The expenses of the offering including underwriter's discounts and commissions, legal, auditing, printing and other costs are estimated to be $1,745,000 as of September 27, 1996. Based on these estimates, the net proceeds to the Company are $11,755,000. Actual results could differ from these estimates.

          On June 20, 1996, the Company granted incentive stock options to purchase an aggregate of 200,000 shares of the Company's Common Stock at an exercise price of $9.00 per share to certain employees of the Company. The options become exercisable on a cumulative basis at a rate of 25% per year, commencing one year from the date of grant and expire ten years from the date of grant. In addition, the Company granted non-qualified stock options to purchase an aggregate of 20,000 shares of Common Stock to two non-employee directors of the Company. The options vest immediately at an exercise price of $9.00 per share and expire five years from the date of grant.

3.   EARNINGS PER SHARE

          Earnings per share are computed using the weighted average number of shares of Common Stock and Common Stock equivalents attributable to stock options. Common Stock equivalents were calculated using the treasury stock method.

4.   INCOME TAXES

          Income tax provisions for interim periods are based on estimated effective annual income tax rates.

5.   NEW ACCOUNTING STANDARDS

          In March 1995, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 121 (FAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement 121 in 1997 with no material effect to the results of operations.

          In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (FAS 123), Accounting for Stock-Based Compensation. The Company elected to continue to measure compensation cost for its employee stock compensation plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

6.   ACQUISITIONS

          The Company completed three acquisitions of distributors of aftermarket collision replacement parts during the period. The aggregate purchase price of the acquisitions were approximately $4,800,000 and they were accounted for using the purchase accounting method.

7.   SUBSEQUENT EVENT

          On October 31, 1996, the Company completed the acquisition of Stockton Plating Co. Stockton Plating is engaged in the distribution of new recycled bumpers in northern and central California with historical revenues of approximately $5,000,000.

          On December 6, 1996, the Company signed a definitive agreement to purchase North Star Plating Company in exchange for 2,450,000 shares. See financial statements of North Star Plating Company.

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders
North Star Plating Company

               We have audited the accompanying balance sheets of North Star Plating Company as of September 30, 1996 and 1995, and the related statements of income and shareholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

               We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Star Plating Company at September 30, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.


                                ERNST & YOUNG LLP

Minneapolis, Minnesota
November 11, 1996

                           NORTH STAR PLATING COMPANY

                                 BALANCE SHEETS


                                                            SEPTEMBER 30,
                                                     --------------------------
                                                         1995          1996
                                                     ------------  ------------
ASSETS

 Current Assets
   Cash and cash equivalents . . . . . . . . . . .   $     80,234  $    360,844
   Accounts receivable, less allowance for
     doubtful accounts and reserve for sales
     returns and discounts of $245,000 in 1996 and
     $75,000 in 1995 . . . . . . . . . . . . . . .      3,442,079     4,909,622
   Other receivables . . . . . . . . . . . . . . .         16,599       114,514
   Inventories, less obsolescence reserve of
     $340,000 in 1996 and $195,000 in 1995 . . . .      5,633,439     9,849,535
   Prepaid expenses. . . . . . . . . . . . . . . .        429,215       317,089
   Deferred income taxes . . . . . . . . . . . . .        394,000       640,613
                                                     ------------  ------------
 Total current assets. . . . . . . . . . . . . . .      9,995,566    16,192,217

 Property and equipment
   Leasehold improvements. . . . . . . . . . . . .        413,604       601,355
   Shop machinery and equipment. . . . . . . . . .      1,187,113     1,722,650
   Office furniture and equipment. . . . . . . . .      1,501,016     2,399,607
   Vehicles. . . . . . . . . . . . . . . . . . . .      1,947,227     2,530,113
                                                     ------------  ------------
                                                        5,048,960     7,253,725
   Accumulated depreciation. . . . . . . . . . . .     (2,694,208)   (3,352,143)
                                                     ------------  ------------
                                                        2,354,752     3,901,582
 Other assets
   Intangible assets, net of accumulated
     amortization of $205,993 in 1996 and $54,417
     in 1995 . . . . . . . . . . . . . . . . . . .        130,591     1,973,848
   Other . . . . . . . . . . . . . . . . . . . . .         74,642        36,108
                                                     ------------  ------------
                                                          205,233     2,009,956
                                                     ------------  ------------
 Total assets. . . . . . . . . . . . . . . . . . .   $ 12,555,551  $ 22,103,755
                                                     ------------  ------------
                                                     ------------  ------------

                                                            SEPTEMBER 30,
                                                     --------------------------
                                                         1995          1996
                                                     ------------  ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Notes payable. . . . . . . . . . . . . . . . . .   $  1,000,000  $  1,000,000
  Accounts payable . . . . . . . . . . . . . . . .      1,972,050     5,159,894
  Accrued liabilities. . . . . . . . . . . . . . .        464,222       537,455
  Accrued wages. . . . . . . . . . . . . . . . . .        246,028       444,986
  Current maturities of long-term debt . . . . . .        661,651     1,678,947
                                                     ------------  ------------
Total current liabilities. . . . . . . . . . . . .      4,343,950     8,821,282

Long-term debt, less current maturities. . . . . .      1,112,008     4,323,405

Deferred income taxes. . . . . . . . . . . . . . .        269,080       335,227

Shareholders' equity
  Common Stock, $.01 par value:
    Authorized shares - 100,000. . . . . . . . . .
    Issued and outstanding - 6,762 . . . . . . . .             68            68
  Additional paid-in capital . . . . . . . . . . .        117,250       117,250
  Retained earnings. . . . . . . . . . . . . . . .      6,713,194     8,506,523
                                                     ------------  ------------
Total shareholders' equity . . . . . . . . . . . .      6,830,512     8,623,841


                                                     ------------  ------------
Total liabilities and shareholders' equity . . . .   $ 12,555,551  $ 22,103,755
                                                     ------------  ------------
                                                     ------------  ------------

                 See accompanying notes to financial statements.

                           NORTH STAR PLATING COMPANY

                  STATEMENTS OF INCOME AND SHAREHOLDERS' EQUITY

                                                         YEAR ENDED SEPTEMBER 30
                                               -------------------------------------------
                                                    1994           1995           1996
                                               -------------  -------------  -------------
 Net Sales . . . . . . . . . . . . . . . . .   $  29,611,965  $  34,838,287  $  52,152,195
 Cost of sales . . . . . . . . . . . . . . .      17,446,572     20,780,903     31,284,394
                                               -------------  -------------  -------------
 Gross margin. . . . . . . . . . . . . . . .      12,165,393     14,057,384     20,867,801

 Other expenses
   General and administrative. . . . . . . .       1,206,881      1,700,668      2,240,722
   Selling . . . . . . . . . . . . . . . . .       9,512,088     10,364,118     15,121,049
                                               -------------  -------------  -------------
                                                  10,718,969     12,064,786     17,361,771
                                               -------------  -------------  -------------
 Operating income. . . . . . . . . . . . . .       1,446,424      1,992,598      3,506,030
 Interest expense. . . . . . . . . . . . . .        (182,826)      (220,658)      (535,121)
 Other income (expense). . . . . . . . . . .          (3,225)        28,697        (27,466)
                                               -------------  -------------  -------------
 Net income before taxes . . . . . . . . . .       1,260,373      1,800,637      2,943,443


 Income tax expense. . . . . . . . . . . . .         496,260        728,007      1,150,114
                                               -------------  -------------  -------------
 Net income. . . . . . . . . . . . . . . . .         764,113      1,072,630      1,793,329

 Beginning retained earnings . . . . . . . .       4,876,451      5,640,564      6,713,194
                                               -------------  -------------  -------------
 Ending retained earnings. . . . . . . . . .   $   5,640,564  $   6,713,194  $   8,506,523
                                               -------------  -------------  -------------
                                               -------------  -------------  -------------

                 See accompanying notes to financial statements.

                           NORTH STAR PLATING COMPANY

                            STATEMENTS OF CASH FLOWS


                                                                        YEAR ENDED SEPTEMBER 30,
                                                               ------------------------------------------
                                                                   1994           1995           1996
                                                               ------------   ------------   ------------
 OPERATING ACTIVITIES

 Net income. . . . . . . . . . . . . . . . . . . . . . . . .   $    764,113   $  1,072,630   $  1,793,329
 Adjustments to reconcile net income to net cash provided
   by (used in) operations:
     Depreciation and amortization . . . . . . . . . . . . .        527,989        638,016        946,000
     Loss on disposal of equipment . . . . . . . . . . . . .          8,753         63,778         33,032
     Deferred income taxes . . . . . . . . . . . . . . . . .        (63,510)       (64,210)      (180,466)
     Cash surrender value of officers' life insurance,
       net of loans. . . . . . . . . . . . . . . . . . . . .        (48,090)            --             --
     Changes in operating assets and liabilities:
       Accounts receivable . . . . . . . . . . . . . . . . .       (306,351)      (605,135)    (1,104,985)
       Inventories . . . . . . . . . . . . . . . . . . . . .     (1,313,602)      (743,915)    (2,550,815)
       Prepaids and other assets . . . . . . . . . . . . . .       (269,547)       254,014        150,660
       Accounts payable, taxes and other liabilities . . . .        465,367        292,161      3,379,129
                                                               ------------   ------------   ------------
 Net cash provided by (used in) operating activities . . . .       (234,878)       907,339      2,465,884

 INVESTING ACTIVITIES
 Purchase of plant and equipment . . . . . . . . . . . . . .     (1,311,206)      (580,002)    (1,132,424)
 Purchase of business. . . . . . . . . . . . . . . . . . . .             --             --       (132,914)
 Proceeds from sale of property, plant and equipment . . . .          9,910         27,572         71,099
                                                               ------------   ------------   ------------
 Net cash used in investing activities . . . . . . . . . . .     (1,301,296)      (552,430)    (1,194,239)

 FINANCING ACTIVITIES
 Proceeds from revolving line of credit and long-term
   borrowings. . . . . . . . . . . . . . . . . . . . . . . .      1,678,086        635,222        720,189
 Principal payments on revolving line of credit and long-
   term debt . . . . . . . . . . . . . . . . . . . . . . . .       (938,525)    (1,008,823)    (1,711,224)
 Issuance of common stock. . . . . . . . . . . . . . . . . .         83,646             --             --
                                                               ------------   ------------   ------------
 Net cash (used in) provided by financing activities . . . .        823,207       (373,601)      (991,035)
                                                               ------------   ------------   ------------

 Increase (decrease) in cash . . . . . . . . . . . . . . . .       (712,967)       (18,692)       280,610
 Cash and cash equivalents at beginning of year. . . . . . .        811,893         98,926         80,234
                                                               ------------   ------------   ------------
 Cash and cash equivalents at end of year. . . . . . . . . .   $     98,926   $     80,234   $    360,844
                                                               ------------   ------------   ------------
                                                               ------------   ------------   ------------

                 See accompanying notes to financial statements.

                           NORTH STAR PLATING COMPANY

                          NOTES TO FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1996


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

          North Star Plating Company, in existence since April 1, 1968, is a manufacturer and wholesale distributor of automotive aftermarket parts and a wholesale distributor of paint and body supplies. The Company is headquartered in Brainerd, Minnesota. Sales are made to 33 states in the United States from 24 company locations in seven states.

          As stated in Note 2, in January 1996, the Company purchased substantially all of the assets of Carolina Bumper, Inc., Carolina Auto Body and Paint Supply, Inc., Carolina Truck Specialties/Automotive Colors, Inc. and Carolina Bumper/Automotive Colors, Inc., automotive wholesale and retail supply businesses.

CASH EQUIVALENTS

          The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

REVENUE RECOGNITION

          The Company recognizes revenue from product sales at the time of delivery or shipment. The Company provides its customers the right to return products that are damaged or defective. The effect of these programs is estimated and current period sales and cost of sales are reduced accordingly.

INVENTORIES

          The Company's inventories consist primarily of automotive crash parts, bumpers and automotive paint. Inventories are stated at the lower of cost (first-in, first-out method) or market.

INTANGIBLES

          Goodwill is amortized over a fifteen-year period using the straight-line method. The non-compete agreements are amortized using the straight-line method over the terms of the agreements.

RECLASSIFICATIONS

          Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform with the 1996 presentation.

INCOME TAXES

          Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities.

NEW ACCOUNTING STANDARDS

          In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation," which establishes financial accounting and report standards for stock-based compensation plans. The Company will comply with this standard in 1997.

LONG-LIVED ASSETS

          In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying value. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The effect of the adoption by the Company in 1996 was not material.

USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

DEPRECIATION

          The Company uses the straight-line method for depreciation of property, plant and equipment over the following estimated useful lives:

     Shop machinery and equipment                 5-12 years
     Office furniture and equipment               5-10 years
     Vehicles                                     3-5 years
     Leasehold improvements and capital leases    5-20 years

CONCENTRATION OF CREDIT RISK

          Accounts receivable subject the Company to a potential concentration of credit risk. Substantially all of the Company's customers are in the auto body repair business, five representing more than 1% of sales. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables are generally due within 30 days. Credit losses have consistently been within management's expectations.

STOCK-BASED COMPENSATION

          The Company accounts for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees and Related Interpretations."

FAIR VALUE OF FINANCIAL INSTRUMENTS

          Statement of Financial Accounting Standards No. 107 requires disclosure of fair value information about financial instruments for which it is practicable to estimate that value. The Company records its financial instruments at market value.

2.   ACQUISITION

          On January 1, 1996, the Company purchased substantially all of the assets of Carolina Bumper Inc., Carolina Auto Body and Paint Supply, Inc., Carolina Truck Specialties/Automotive Colors, Inc. and Carolina Bumper/Automotive Colors, Inc., automotive wholesale and retail supply businesses. As consideration for the assets purchased, the Company paid cash of approximately $3,700,000, assumed certain liabilities and issued a one-year promissory note in the original amount of $646,818. The note is due in monthly installments and bears interest at the rate of 8%.

          The Company also issued promissory notes of $200,000 and $500,000 in exchange for a five-year covenant not to compete on the part of the sole shareholder and an executive. The first promissory note is due in 12 equal monthly installments and bears interest at the rate of 8%. The second promissory note is due in 60 equal monthly installments and bears interest at the rate of 8%. The related intangible assets are being amortized over the life of the agreements.

          The acquisition was accounted for using the purchase method and, accordingly, the acquired assets and liabilities were recorded at their estimated fair values. The results of operations have been included since the date of acquisition.

          The following unaudited supplemental pro forma information has been prepared assuming the acquisition had occurred at the beginning of the period presented. Pro forma results are not necessarily indicative of the results that would have occurred had the acquisition actually taken place at the beginning of the periods shown, or the expected results of future operations.


                                                   YEAR ENDED SEPTEMBER 30,
                                                 ---------------------------
                                                     1995          1996
                                                 ------------  -------------
Net Sales. . . . . . . . . . . . . . . . . . .   $42,948,000    $54,067,000

Net Income . . . . . . . . . . . . . . . . . .       780,000      1,743,000



3.   INVENTORIES

     The major classes of inventories are as follows as of September 30:


                                                      1995           1996
                                                    ---------      ---------
Raw materials. . . . . . . . . . . . . . . .        $726,733       $915,984

Work-in-process. . . . . . . . . . . . . . .          39,600         83,712

Finished goods . . . . . . . . . . . . . . .       5,062,106      9,189,839

Less reserve for obsolescence. . . . . . . .        (195,000)      (340,000)
                                                  -----------    -----------
                                                  $5,633,439     $9,849,535
                                                  -----------    -----------
                                                  -----------    -----------

4.   NOTES PAYABLE

          Under terms of its outstanding credit agreements, the Company can borrow up to $1,000,000 based on certain percentages of eligible collateral, primarily inventory and receivables. Borrowings under the agreements are at the lender's sole discretion, are due on demand, bear interest at .5% over the base rate and are secured by substantially all of the Company's assets. The outstanding balance of the credit facility at September 30, 1996 and 1995 was $1,000,000.

          The Company is prohibited from selling or disposing of its property, consolidating or merging or declaring or paying dividends except for amounts required to pay shareholder taxes due on earnings. The Company must also maintain certain specified financial ratios.

5.   LONG-TERM DEBT

          Long-term debt at September 30 consists of the following:


                                                                                              1995           1996
                                                                                           ----------    ----------
Installment loans, each loan secured by a vehicle,
     maturing at various times through March 25, 1999, payable in monthly
     installments of $41,739, including interest from 7.00% to 9.75% . . . . . .          $  487,163     $  568,114
Note payable to bank, secured by all inventories,
     equipment and accounts receivable, payable in monthly installments of $5,385, including interest at .50% over the bank's base rate through December 15,
     1997. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             140,362         86,131
Note payable, C. Fagerhaugh, due in monthly installments
     of $3,965 and $1,322, including 10% interest, maturing November 1, 1995.
     Guaranteed by an officer and former shareholder of the Company. . . . . . .               5,242             --
Note payable, Trombley, Nozel & Howard, unsecured,
     due in monthly installments of $4,978, including 9.00% interest until
     July 15, 1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             149,082        100,808
Note payable to bank, secured by all inventories,
     equipment, accounts receivable and fixed assets, payable in monthly
     installments of $62,877 including 8.23% interest until December 31, 2000. .                  --      3,663,984
Note payable, XRJ, Inc., secured by acquired assets,
     payable in monthly installments of $56,438 until December 15, 1996. . . . .                  --        222,040
Demand loan payable, R. Wood, interest 8%, unsecured . . . . . . . . . . . . . .              42,000         42,000
Loan payable, W. Farmer, unsecured, payable in monthly
     installments of $7,124, including variable interest of .50% over First
     Chicago's base rate, through January 15, 1998 . . . . . . . . . . . . . . .             173,526        100,706
Note payable, Automotive Enterprises Company,
     payable in monthly installments of $15,638, including 7% interest, until
     April 15, 1999, secured by certain vehicles, equipment, inventory,
     accounts receivable and goodwill. . . . . . . . . . . . . . . . . . . . . .             593,194        442,285
Covenants-not-to-compete, payable in monthly
     installments of $5,385, no interest, through July 15, 1998. . . . . . . . .             183,090        118,470
Covenants-not-to-compete, original issue of $200,000,
     payable in monthly installments of $17,451, including interest of 8%,
     until January 15, 1997. . . . . . . . . . . . . . . . . . . . . . . . . . .                  --         68,656
Covenant-not-to-compete with Melvin Smith, original
     issue of $500,000, payable in monthly installments of $10,138, including
     interest of 8%, until January 15, 2001. . . . . . . . . . . . . . . . . . .                  --        442,400
Capital lease obligation, payable in monthly installments
     of $5,678, including 6.73% interest, through December 1, 1998 . . . . . . .                  --        146,758
                                                                                          -----------    -----------
                                                                                           1,773,659      6,002,352
Less current maturities. . . . . . . . . . . . . . . . . . . . . . . . . . . . .             661,651      1,678,947
                                                                                          -----------    -----------
                                                                                          $1,112,008     $4,323,405
                                                                                          -----------    -----------
                                                                                          -----------    -----------

          Maturities of long-term debt at September 30, 1996 are as follows:


1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $1,678,947
1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,220,874
1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . .        826,210
2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . .        715,669
2001 . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,560,652
                                                                 ----------
                                                                 $6,002,352
                                                                 ----------
                                                                 ----------

6.   OPERATING LEASES

          The Company leases operating facilities and equipment. The terms of the leases vary. Future lease commitments at September 30, 1996 for noncancelable operating leases are approximately as follows:

1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $1,334,539
1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,243,008
1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,148,785
2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,156,225
2001 . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,127,422
Thereafter . . . . . . . . . . . . . . . . . . . . . . . . .      2,957,006
                                                                 ----------
                                                                 $8,966,985
                                                                 ----------
                                                                 ----------

          Total rent expense was $1,362,855, $1,030,903 and $943,794 for the years ended September 30, 1996, 1995 and 1994, respectively. Rent expense to related parties, included in the total rent expense, during those same years was $580,371, $527,815 and $495,415, respectively. Certain leases contain provisions for rent escalation which are being amortized on a straight-line basis over the lives of the leases.

7.   INCOME TAXES

          Significant components of the provision for income taxes are as follows:

                                          1994        1995        1996
                                         --------   --------   ----------
Current
   Federal . . . . . . . . . . . .       $456,084   $600,368   $1,084,671
   State . . . . . . . . . . . . .        103,686    191,848      245,909
                                         --------   --------   ----------
Total current. . . . . . . . . . .        559,770    792,217    1,330,580

Deferred benefit . . . . . . . . .        (63,510)   (64,210)    (180,466)
                                         --------   --------   ----------
                                         $496,260   $728,007   $1,150,114
                                         --------   --------   ----------
                                         --------   --------   ----------

          The effective tax rate for the years ended September 30, 1996, 1995 and 1994 differs from the federal statutory rate primarily as a result of the provision for state income taxes and permanent differences. The reconciliation of income taxes computed at the U.S. federal statutory tax rates to income tax expense is as follows:

                                                      1994                    1995                  1996
                                             ---------------------   --------------------  --------------------
                                               AMOUNT      PERCENT     AMOUNT     PERCENT     AMOUNT    PERCENT
                                             ----------   --------   ----------  --------  ----------  --------
Pre-tax book income. . . . . . . . . . .     $1,260,373     100.0%   $1,800,637    100.0%  $2,943,443    100.0%
                                             ----------     ------   ----------    ------  ----------    ------
                                             ----------     ------   ----------    ------  ----------    ------
Federal tax at 34% . . . . . . . . . . .       $428,527      34.0%     $612,217     34.0%  $1,000,771     34.0%
State tax net of federal benefit . . . .         60,498       4.8        86,968      4.8      137,627      4.7
Other. . . . . . . . . . . . . . . . . .          7,235       0.6        28,822      1.6       11,716      0.4
                                             ----------     ------   ----------    ------  ----------    ------
                                               $496,260      39.4%     $728,007     40.4%  $1,150,114     39.1%
                                             ----------     ------   ----------    ------  ----------    ------
                                             ----------     ------   ----------    ------  ----------    ------

          Deferred income taxes are recorded to reflect temporary differences between financial and tax reporting. The significant components of the net deferred tax assets and deferred tax liabilities at September 30, 1996 and 1995 are as follows:

                                                                       1995                         1996
                                                               -------------------------    -------------------------
                                                               CURRENT       NON-CURRENT    CURRENT       NON-CURRENT
                                                               -------       -----------    -------       -----------
Deferred tax assets
  Accrued vacation. . . . . . . . . . . . . . . . . . .        $34,000           $ --       $45,800          $ --
  Bad debt reserve. . . . . . . . . . . . . . . . . . .         20,000             --        30,000            --
  Allowance for sales returns . . . . . . . . . . . . .             --             --        40,250            --
  Allowance for sales discounts . . . . . . . . . . . .             --             --        27,603            --
  Inventory obsolescence. . . . . . . . . . . . . . . .         78,000             --       136,960            --
  UNICAP. . . . . . . . . . . . . . . . . . . . . . . .        262,000             --       360,000            --
  Non-compete covenant. . . . . . . . . . . . . . . . .             --         13,320            --        47,413
                                                              --------      ---------      --------     ---------
                                                               394,000         13,320       640,613        47,413
Deferred tax liabilities
  Depreciation. . . . . . . . . . . . . . . . . . . . .                       282,400            --       382,640
                                                              --------      ---------      --------     ---------
Net deferred asset (liability) . . . . . . . . . . . .        $394,000      $(269,080)     $640,613     $(335,227)
                                                              --------      ---------      --------     ---------
                                                              --------      ---------      --------     ---------

8.   EMPLOYEE BENEFITS PLAN

          The Company adopted a 401(k) plan in fiscal 1996 that covers substantially all of its employees. Employees who have completed more than one year of service are eligible and may contribute from 1% to 15% of their base pay. The Company matches 50% of the first 4% of employee contributions.
Employee contributions vest immediately, while employer contributions vest based on years of service. The Company's contribution to the plan was $124,665 during 1996.

9.   SUPPLEMENTAL CASH FLOW DISCLOSURES

                                                  YEAR ENDED SEPTEMBER 30,
                                               ------------------------------
                                                 1994      1995        1996
                                               --------  --------  ----------
Interest paid during the year. . . . . .       $185,326  $220,212  $  530,267
Income taxes paid during the year. . . .        696,365   778,830   1,238,375
Purchase of business . . . . . . . . . .             --        --   5,219,547

                                                                     APPENDIX A

--------------------------------------------------------------------------------



                             AGREEMENT AND PLAN OF MERGER


                                        Among

                        KEYSTONE AUTOMOTIVE INDUSTRIES, INC.,

                            NORTH STAR ACQUISITION, INC.,

                             NORTH STAR PLATING COMPANY,

                                   RONALD G. BROWN

                                         and

                                     KIM D. WOOD








                               Dated:  December 6, 1996


--------------------------------------------------------------------------------

                                  TABLE OF CONTENTS


                                                                            Page
ARTICLE I - DEFINITIONS...................................................... 1

ARTICLE II - THE MERGER...................................................... 6
    2.1    The Merger........................................................ 6
    2.2    Articles of Merger; Effective Time................................ 6
    2.3    Effect of Merger.................................................. 6
    2.4    Closing........................................................... 6
    2.5    Articles of Incorporation; By-laws................................ 6
    2.6    Directors and Officers............................................ 6
    2.7    Accounting Treatment.............................................. 6

ARTICLE III - CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES............. 7
    3.1    Conversion of Securities.......................................... 7
    3.2    Rights of Holders of North Star Common Stock...................... 7
    3.3    Surrender, Exchange and Delivery.................................. 7
    3.4    No Fractional Shares.............................................. 9
    3.5    Shareholder Approvals............................................. 9

ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF NORTH STAR AND THE NORTH STAR
    SHAREHOLDERS............................................................. 9
    4.1    Corporate Existence and Power..................................... 9
    4.2    North Star Subsidiaries........................................... 9
    4.3    Corporate Authorization........................................... 9
    4.4    Governmental Authorization....................................... 10
    4.5    Non-Contravention................................................ 10
    4.6    Capitalization................................................... 10
    4.7    North Star Financial Statements.................................. 11
    4.8    North Star's Books and Records................................... 11
    4.9    North Star Contracts with Related Parties........................ 11
    4.10   Absence of Certain Changes or Events............................. 11
    4.11   Litigation....................................................... 12
    4.12   Taxes............................................................ 13
    4.13   Title to Assets.................................................. 13
    4.14   Labor Matters.................................................... 13
    4.15   Employee Benefit Plans........................................... 13
    4.16   Compliance with Laws............................................. 14
    4.17   Brokers.......................................................... 15
    4.18   Vote Required.................................................... 15
    4.19   Environmental Matters............................................ 15
    4.20   Trademarks, Patents and Copyrights............................... 16
    4.21   Contracts and Other Agreements................................... 16
    4.22   Insurance........................................................ 17
    4.23   Disclosure....................................................... 17

ARTICLE V - REPRESENTATIONS AND WARRANTIES OF KEYSTONE...................... 18
    5.1    Corporate Existence and Power.................................... 18
    5.2    Corporate Authorization.......................................... 18
    5.3    Governmental Authorization....................................... 18
    5.4    Non-Contravention................................................ 19
    5.5    Capitalization................................................... 19
    5.6    SEC Documents.................................................... 19
    5.7    Absence of Certain Changes or Events............................. 20
    5.8    Litigation....................................................... 21
    5.9    Taxes............................................................ 21
    5.10   Compliance with Laws............................................. 21
    5.11   Brokers.......................................................... 21
    5.12   Vote Required.................................................... 21
    5.13   Disclosure....................................................... 22

ARTICLE VI - COVENANTS RELATING TO CONDUCT OF BUSINESS...................... 22
    6.1    Conduct of Business by North Star................................ 22
    6.2    Conduct of Business by Keystone.................................. 24
    6.3    Other Action..................................................... 24
    6.4    No Solicitation of Transactions.................................. 24
    6.5    Interim Financial Information.................................... 24

ARTICLE VII - ADDITIONAL AGREEMENTS......................................... 25
    7.1    Preparation of Registration Statement; Shareholders' Meeting..... 25
    7.2    Information Supplied by North Star............................... 25
    7.3    Information Supplied by Keystone................................. 25
    7.4    Access to Information............................................ 26
    7.5    Confidentiality.................................................. 26
    7.6    Public Announcements............................................. 26
    7.7    Appropriate Action; Consents; Filings............................ 27
    7.8    State Statutes................................................... 28
    7.9    Employment Contracts............................................. 28
    7.10   Indemnification.................................................. 28
    7.11   Accounting Treatment............................................. 30
    7.12   Other Agreements................................................. 30
    7.13   Right to Update Schedules........................................ 30
    7.14   Board of Directors............................................... 30
    7.15   Termination of Certain Agreements................................ 30

ARTICLE VIII - CONDITIONS TO THE MERGER..................................... 30
    8.1    Conditions of Each Party's Obligation to Effect the Merger....... 30
    8.2    Conditions of Obligation of Keystone............................. 31
    8.3    Conditions of Obligation of North Star........................... 32

ARTICLE IX - TERMINATION, AMENDMENT AND WAIVER.............................. 33
    9.1    Termination...................................................... 33
    9.2    Consequences of Termination...................................... 34
    9.3    Amendment........................................................ 35
    9.4    Waiver........................................................... 35

ARTICLE X - GENERAL PROVISIONS.............................................. 35
    10.1   Survival of Representations and Warranties....................... 35
    10.2   Notices.......................................................... 35
    10.3   Entire Agreement................................................. 35
    10.4   Severability..................................................... 35
    10.5   Successors and Assigns........................................... 36
    10.6   Parties in Interest.............................................. 36
    10.7   Enforcement...................................................... 36
    10.8   Governing Law.................................................... 36
    10.9   Counterparts; Effectiveness...................................... 36
    10.10  Further Assurances............................................... 36
    10.11  Attorney Fees.................................................... 36

                             AGREEMENT AND PLAN OF MERGER


           THIS AGREEMENT AND PLAN OF MERGER (the "Agreement") is entered into and effective as of December 6, 1996, by and among Keystone Automotive Industries, Inc., a California corporation ("Keystone"), North Star Acquisition, Inc., a Minnesota corporation (the "Subsidiary"), North Star Plating Company, a Minnesota corporation ("North Star"), and RONALD G. BROWN and KIM D. WOOD (collectively, the "North Star Shareholders").


                                   R E C I T A L S:

    A. Keystone has formed the Subsidiary as a wholly-owned subsidiary in order to effect the merger of the Subsidiary with and into North Star, on the terms and conditions set forth in this Agreement and in accordance with applicable law (the "Merger"), such that upon the consummation of the Merger, North Star will be a wholly-owned Subsidiary of Keystone and the Subsidiary will cease to exist.

    B. The boards of directors of Keystone, the Subsidiary and North Star each have determined that it is in the best interests of their respective companies and shareholders that the Merger be consummated.

    C. The Merger is intended to qualify as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

    NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties and agreements contained herein, the parties hereto agree as follows:


                               ARTICLE I - DEFINITIONS

As used herein, the following words and terms shall have the meanings set forth below:

    1.1 "Affiliate" means as to any Person (a) any Person which, directly or indirectly, is in control of, is controlled by, or is under common control with such Person, (b) any Person who is a director, officer, partner or principal
(i) of such Person, (ii) of any Subsidiary of such Person or (iii) of any Person described in clause (a) above, or (c) any individual who is a relative of any Person described in clause (a) or clause (b) above. For purposes of this definition, "control" of a Person shall mean the power, direct or indirect,
(i) to vote or direct the voting of 5% or more of the securities having ordinary voting power for the election of directors of such Person, or (ii) to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

    1.2     "Articles of Merger" shall refer to the document described in
SECTION 2.2, providing for the consummation of the Merger in accordance with the terms of this Agreement.

    1.3 "CERCLA" shall mean the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. 9601 et seq., as amended.

    1.4 "CERCLIS" shall mean the Comprehensive Environmental Response Compensation Liability Information System List.

    1.5    "Closing" shall mean the consummation of the Merger as described in
SECTION 2.4 hereof.

    1.6    "Closing Date" shall mean the date on which the Closing occurs.

    1.7    "Code" shall mean the Internal Revenue Code of 1986, as amended.

    1.8 "Competing Transaction" shall mean any of the following (other than the transactions contemplated hereby): (i) any merger, consolidation, share exchange, business combination, or other similar transaction involving North Star, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 50% or more of the assets of North Star or any subsidiary of North Star, taken as a whole, in a single transaction or series of transactions, other than in the ordinary course of business, (iii) any tender offer or exchange offer for any of the North Star Shares or the filing of a registration statement under the Securities Act in connection therewith, (iv) any person having acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) having been formed which beneficially owns or has the right to acquire beneficial ownership of, 10% or more of the North Star Shares or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing other than any transaction contemplated herein.

    1.9 "Effective Time" shall mean the time that the Merger becomes effective pursuant to SECTION 2.2 below.

    1.10 "Environmental Laws" shall mean all federal, state and local statues, laws, rules, regulations, ordinances, codes, guidelines and orders (including consent decrees and administrative orders) that relate to public health and safety or purport to regulate the release of hazardous substances or other materials into the environment, or impose requirements relating to the protection of human health or the environment, including, but not limited to, CERCLA, the Resource Conservation and Recovery Act, 42 U.S.C. 6901 et seq., as amended, the Clean Air Act, 42 U.S.C. 7401 et seq., as amended, the Clean Water Act, 33 U.S.C. 1251 et seq., as amended, and the Occupational Safety and Health Act, 29 U.S.C. 655 et seq.

    1.11 "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

    1.12 "Evaluation Materials" shall mean any business and/or technical information of the Other Party or any of its subsidiaries which is (X) of a type typically regarded by both Keystone and North Star as confidential or proprietary or (Y) is either (a) is disclosed in written form and designated as "Confidential" or "Proprietary" or (ii) initially is disclosed verbally, is identified as "Confidential" or "Proprietary" at the time of disclosure and, within five (5) days following disclosure, is summarized in written form, designated as "Confidential" or "Proprietary" and delivered to an executive officer of the party to which such disclosure was made.

    1.13 "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

    1.14   "Exchange Agent" shall mean Ernst & Young, LLP.

    1.15 "Exchange Ratio" shall mean the ratio at which North Star Common Stock is to be exchanged for Keystone Common Stock, which ratio is 1 share of North Star Common Stock to

362.3088 shares of Keystone Common Stock. The application of the Exchange Ratio to all of the issued and outstanding shares of North Star Common Stock will result in the issuance of an aggregate of 2,450,000 shares of Keystone Common Stock to the holders of North Star Common Stock.

    1.16 "Governmental Entity" shall mean any federal, state, local or foreign governmental body, agency, official or authority (including courts, administrative agencies, commissions, self-regulatory agencies or authorities or other governmental authority or instrumentality).

    1.17 "Hazardous Materials" means (a) any "hazardous waste" as defined in either the United States Resource Conservation and Recovery Act, as amended, or regulations adopted pursuant to said act; (b) any "hazardous materials" or "hazardous substance" as defined in CERCLA; (c) any petroleum product, explosives, flammable material, radioactive material, friable asbestos-containing materials and transformers and other electrical equipment that contain dielectric fluid containing polychlorinated biphenyls (PCBs); or
(d) any pollutant or contaminant or hazardous, dangerous or toxic chemical, material or substance which are now or hereafter become defined, listed or otherwise classified as, or included in the definition of "hazardous substances" "hazardous wastes", "hazardous materials", "contaminants", "pollutants", "solid wastes", "extremely hazardous wastes", "restricted hazardous wastes", "toxic substances", "toxic pollutants" or words of similar import within the meaning of any Environmental Law, whether now existing or hereafter in effect and as amended from time to time, and (e) to the extent not included in the foregoing, any medical waste.

    1.18 "Keystone" shall mean Keystone Automotive Industries, Inc., a California corporation.

    1.19   "Keystone Common Stock" shall mean the Common Stock of Keystone.

    1.20   "Keystone Financial Advisor" shall mean FMV Opinions, Inc.

    1.21 "Keystone Plans" shall mean all employee benefit plans (as defined in Section 3(3) of ERISA) which Keystone or any of its subsidiaries maintains or to which Keystone or any of its subsidiaries contributes.

    1.22 "Keystone SEC Documents" shall mean all required reports, schedules, forms, statements and other documents filed or required to be filed by Keystone with the SEC since June 20, 1996.

    1.23 "Keystone Shares" shall mean all issued and outstanding shares of Keystone Common Stock.

    1.24 "Knowledge" means as to any Person's awareness of any fact as of the time of determination either (i) such Person's then current actual conscious awareness of such fact or (ii) constructive knowledge of such fact if a reasonably prudent Person in a like position would then have known, or should then have known, the fact in the reasonably diligent performance of such Person's duties. In the case of a corporate party hereto, Knowledge shall be limited to the aggregate Knowledge of all of the officers of such corporation.

    1.25 "Lien" shall mean any pledge, claim, lien, charge, encumbrance or security interest of any nature whatsoever.

    1.26 "Material Adverse Effect" when used with respect to any entity means any change or changes, condition or conditions or effect or effects that individually or in the aggregate are or are likely to be materially adverse to
(a) the business, assets (including intangible assets), liabilities, financial condition, results of operations or prospects of such entity and its subsidiaries, if any, or on the ability of such entity or any of its subsidiaries following the consummation of the Merger to continue the business of such entity and its subsidiaries, if any, substantially as currently conducted (without the loss of any material rights), or (b) the ability of such entity or any of its subsidiaries to perform any of their respective obligations under this Agreement or to consummate the Merger.

    1.27   "MBCA" shall mean the Minnesota Business Corporation Act.

    1.28 "Merger" shall mean the merger of North Star and the Subsidiary more fully described herein.

    1.29 "North Star" shall mean North Star Plating Company, a Minnesota corporation.

    1.30 "North Star Affiliated Group" shall mean North Star and each of its subsidiaries and Affiliates.

    1.31 "North Star Common Stock" shall mean the common stock of North Star, par value $.01 per share.

    1.32 "North Star Financial Statements" shall mean the balance sheets, statements of operations, statements of changes in shareholders' equity, statements of cash flows, reports thereon by North Star's independent auditors, if any, and any notes thereto which are referred to in SECTION 4.7 below and
SECTION 7.10 below.

    1.33 "North Star Plans" shall mean all employee benefit plans (as defined in Section 3(3) of ERISA) which North Star or any of its subsidiaries maintains or to which North Star or any of its subsidiaries contributes.

    1.34 "North Star Shareholders" shall mean collectively Ronald G. Brown and Kim D. Wood.

    1.35 "North Star Shares" shall mean all issued and outstanding shares of North Star Common Stock, and "North Star Share" shall mean one outstanding share of North Star Common Stock.

    1.36 "Other Party" when used with reference to Keystone shall mean North Star and any of its subsidiaries and when used with respect to North Star, shall mean Keystone.

    1.37 "Person" shall mean an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, a foundation, an unincorporated organization or a Governmental Body or any department or agency thereof.

    1.38 "Registration Statement" shall mean, collectively, the registration statement and proxy statement to be filed by Keystone with the SEC on Form S-4 pursuant to the provisions of SECTION 7.1 below.

    1.39   "SEC" shall mean the Securities and Exchange Commission.

    1.40   "Securities Act" shall mean the Securities Act of 1933, as amended.

    1.41 "Shareholders' Meeting" shall mean each of the respective meetings of the shareholders of Keystone and North Star to be called to approve the Merger and this Agreement.

    1.42 "State Takeover Laws" shall mean any state "control share acquisition," "anti-takeover" or other similar statutes and regulations, including, without limitation, Minnesota Statutes Section 302A.671.

    1.43 "Surviving Corporation" shall mean the corporation that is the surviving corporation in the Merger.

    1.44 "Survivor Common Stock" shall mean the common stock of the Surviving Corporation with no par value.

    1.45 "Taxes" shall mean all federal, state, local and foreign income, property, sales, excise and other taxes, tariffs or governmental charges of any nature whatsoever, including any interest, penalties or additions with respect thereto.

                               ARTICLE II - THE MERGER

    2.1 THE MERGER. At the Effective Time, the Subsidiary shall be merged with and into North Star and the separate corporate existence of the Subsidiary shall cease and North Star shall continue as the surviving corporation.

    2.2 ARTICLES OF MERGER; EFFECTIVE TIME. As soon as practicable after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in Article VIII below, the parties hereto shall cause the Merger to be consummated by filing the Articles of Merger with the Secretary of State of the State of Minnesota and make all other filings or recordings required by the MBCA in connection with the Merger and the transactions contemplated by this Agreement. The Merger shall become effective (a) at such time as the Articles of Merger are duly filed with the Secretary of State of the State of Minnesota or (b) at such later time as may be agreed by the parties in writing and specified in the Articles of Merger.

    2.3 EFFECT OF MERGER. From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises, and be subject to all of the restrictions, disabilities and duties, of North Star and the Subsidiary, all as provided under the MBCA.

    2.4 CLOSING. The Closing will take place at 10:00 a.m. on the third business day after satisfaction or waiver of the conditions set forth in Article VIII at the offices of Manatt, Phelps & Phillips, LLP in Los Angeles, California, unless another date, time or place is agreed to in writing by the parties hereto.

    2.5    ARTICLES OF INCORPORATION; BY-LAWS.

           (a) At the Effective Time, the Articles of Incorporation of the Surviving Corporation shall be as set forth in EXHIBIT 2.5A until thereafter amended as provided by law and such Articles of Incorporation.

           (b) At the Effective Time, the Bylaws of the Surviving Corporation shall be as set forth in EXHIBIT 2.5B until thereafter amended as provided by law, the Articles of Incorporation of the Surviving Corporation and such Bylaws.

    2.6 DIRECTORS AND OFFICERS. The persons specified in EXHIBIT 2.6A attached hereto shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation, and the persons specified in EXHIBIT 2.6B shall be the initial officers of the Surviving Corporation, holding the offices set forth opposite their respective names thereon, in each case until their respective successors are duly elected or appointed and qualified.

    2.7 ACCOUNTING TREATMENT. The parties intend that the Merger will be treated as a pooling-of-interests for accounting purposes by Keystone.

                       ARTICLE III - CONVERSION OF SECURITIES;
                               EXCHANGE OF CERTIFICATES

    3.1 CONVERSION OF SECURITIES. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of North Star Common Stock:

           (a) subject to SECTION 3.4 below, each North Star Share issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the number of shares of Keystone Common Stock determined by multiplying such North Star Share by the Exchange Ratio, provided that each North Star Share issued and outstanding immediately prior to the Merger and held by North Star as treasury stock shall be canceled, and no consideration shall be delivered in consideration therefor; and

           (b) each share of the Subsidiary's common stock, par value $.01 per share (constituting all of the Subsidiary's capital stock), immediately prior to the Effective Time shall be converted into one share of Survivor Common Stock.

    3.2 RIGHTS OF HOLDERS OF NORTH STAR COMMON STOCK. On and after the Effective Time and until surrendered for exchange, each outstanding stock certificate which immediately prior to the Effective Time represented shares of North Star Common Stock shall be deemed for all purposes, except as provided in
SECTION 3.3(B) below, to evidence ownership of and to represent the number of whole shares of Keystone Common Stock into which such shares of North Star Common Stock shall have been converted, and the record holder of such outstanding certificate shall, after the Effective Time, be entitled to vote the shares of Keystone Common Stock into which such shares of North Star Common Stock shall have been converted on any matters on which the holders of record of Keystone Common Stock, as of any date subsequent to the Effective Time, shall be entitled to vote. In any matters relating to such certificates, Keystone may rely conclusively upon the record of shareholders maintained by North Star containing the names and addresses of the holders of record of North Star Common Stock at the Effective Time.

    3.3    SURRENDER, EXCHANGE AND DELIVERY.

           (a) At the Effective Time, Keystone will deposit with the Exchange Agent certificates representing the aggregate number of shares of Keystone Common Stock to be issued in respect of shares of North Star Common Stock, to be held and distributed by the Exchange Agent in accordance with the terms of an agreement by and between the Surviving Corporation and the Exchange Agent and the terms of this Agreement. Promptly after the Effective Time, Keystone will send, or will cause the Exchange Agent to send, to each shareholder of record of shares of North Star at the Effective Time a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates representing shares of North Star Common Stock to the Exchange Agent). Upon receipt from each holder of North Star Common Stock of the letter of transmittal duly executed by such holder, the certificates representing such holder's North Star Common Stock (duly surrendered for cancellation) and such other documents as may reasonably be required by the Exchange Agent, the Exchange Agent shall deliver to such holder one or more certificates representing the appropriate number of shares of Keystone Common Stock; PROVIDED that with respect to any holder of North Star Common Stock who has delivered the foregoing items at or prior to the Closing, the Exchange Agent shall deliver to such Person at the Closing certificates representing the appropriate number of shares of Keystone Common Stock, and letters of transmittal will be made available to such holders of North Star Common Stock at or prior to Closing.

           (b) Each holder of shares of North Star Common Stock that have been converted into a right to receive shares of Keystone Common Stock upon surrender to the Exchange Agent of a certificate or certificates representing such shares of North Star Common Stock, together with a properly completed letter of transmittal covering such shares, will be entitled to receive the shares of Keystone Common Stock issuable in respect of the shares so surrendered. Until so surrendered, each such certificate shall, after the Effective Time, represent for all purposes only the right to receive such shares of Keystone Common Stock (along with the attendant rights provided in subsection
(f) below).

           (c) If any shares of Keystone Common Stock are to be delivered to a Person other than the registered holder of the shares of North Star Common Stock represented by the certificate or certificates surrendered in exchange therefor, it shall be a condition to such delivery that the certificate or certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such delivery shall pay to the Exchange Agent any transfer or other taxes required as a result of such delivery to a Person other than the registered holder of such shares of North Star Common Stock or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

           (d) After the Effective Time, there shall be no further registration of transfers of shares of North Star Common Stock. If, after the Effective Time, certificates representing shares of North Star Common Stock are presented to North Star or Keystone, they shall be canceled and exchanged for shares of Keystone Common Stock in accordance with the procedures set forth herein.

           (e) Any shares of Keystone Common Stock deposited with the Exchange Agent pursuant to subsection (a) above that remain unclaimed by the holders of shares of North Star Common Stock twelve (12) months after the Effective Time shall be returned to Keystone upon demand, and any such holder who has not exchanged his shares of North Star Common Stock for shares of Keystone Common Stock in accordance with this SECTION 3.3 prior to that time thereafter shall look only to Keystone for his claim for Keystone Common Stock and any dividends or distributions with respect to Keystone Common Stock. Notwithstanding the foregoing, Keystone shall not be liable to any holder of shares of Keystone Common Stock for any amount paid to a public official pursuant to applicable abandoned property laws.

           (f) No dividends or other distributions with respect to the Keystone Common Stock to be issued in the Merger shall be paid to the holder of any unsurrendered certificates representing shares of North Star Common Stock until such certificates are surrendered as provided in this SECTION 3.3. Upon such surrender, there shall be paid, without interest, to the holder of the Keystone Common Stock into which such shares of North Star Common Stock were converted, (1) all dividends and other distributions in respect of Keystone Common Stock that are payable on a date subsequent to, and the record date for which occurs after, the Effective Time, and (2) all dividends or other distributions in respect of shares of North Star Common Stock that are payable on a date subsequent to, and the record date for which occurs before, the Effective Time.

    3.4 NO FRACTIONAL SHARES. No fractional shares of Keystone Common Stock shall be issued in connection with the Merger and no certificate therefor shall be issued. In lieu of such fractional shares, (a) any holder of North Star Common Stock who would otherwise be entitled to a fractional share of Keystone Common Stock equal to .50 or more of a share shall instead receive one full share of Keystone Common Stock and (b) any holder of North Star Common Stock who would otherwise be entitled to a fractional share of Keystone Common Stock equal to less than .50 of a share shall instead receive no consideration in respect of such fractional interest.

    3.5 SHAREHOLDER APPROVALS. Keystone and North Star each shall call Shareholders' Meeting to consider and vote upon the approval of this Agreement and the Merger contemplated hereby, all in accordance with the provisions of the Exchange Act and applicable corporate law, as soon as practicable after the Registration Statement shall have been declared effective by the SEC and the Proxy Statement included therein has been approved by the SEC.



              ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF NORTH STAR
                           AND THE NORTH STAR SHAREHOLDERS

    Except as set forth in and qualified by the schedules attached hereto, North Star and each of the North Star Shareholders hereby make the following representations and warranties to Keystone, jointly and severally (subject to SECTION 7.10(E)), in each case to such Person's Knowledge; PROVIDED, however, that (i) Kim D. Wood shall not be deemed to have made any representation or warranty under SECTION 4.19 and (ii) with respect to the representation and warranty of Ronald G. Brown and Kim D. Wood in SECTION 4.14 only the standard of clause (i) of the definition of "Knowledge" shall apply.

    4.1 CORPORATE EXISTENCE AND POWER. North Star is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Minnesota, and has all corporate powers required to carry on its business as now conducted. North Star is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not have a Material Adverse Effect on North Star. The copies of the Articles of Incorporation and Bylaws of North Star which have been delivered to Keystone by North Star are as of the date hereof and will be at the Effective Time, true and complete copies of the Articles of Incorporation and Bylaws of North Star, in each case as amended, restated and otherwise in effect at the Effective Time.

    4.2 NORTH STAR SUBSIDIARIES. North Star does not own, directly or indirectly, any capital stock or other ownership interest in any Person.

    4.3 CORPORATE AUTHORIZATION. Subject to obtaining the approval of the holders of North Star Common Stock as contemplated hereby, the execution, delivery and performance by North Star of this Agreement and the consummation by North Star of the transactions contemplated hereby to be consummated by it are within North Star's corporate powers and have been duly authorized by all necessary corporate action on the part of North Star, including without limitation approval of the directors of North Star and the holders of North Star Common Stock. This Agreement has been duly and validly executed and delivered by North Star and the North Star Shareholders and constitutes a legal, valid and binding agreement of North Star and the North Star Shareholders enforceable in accordance with its terms.

    4.4 GOVERNMENTAL AUTHORIZATION. The execution, delivery and performance by North Star and the North Star Shareholders of this Agreement and the consummation of the Merger by North Star require no action by or in respect of, or filing with, any Governmental Entity other than (a) the filing of the Articles of Merger in accordance with the MBCA, (b) compliance with the Hart-Scott-

Rodino Antitrust Improvements Act of 1976 and related regulations promulgated thereunder, (c) compliance with the Securities Act, the Exchange Act and applicable state securities laws and (d) any action or filing which the failure to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect on any party hereto.

    4.5 NON-CONTRAVENTION. The execution, delivery and performance by North Star and the North Star Shareholders of this Agreement do not, and the consummation by North Star and the North Star Shareholders of the transactions contemplated hereby will not, (a) contravene or conflict with the Articles of Incorporation or Bylaws of North Star, (b) assuming compliance with the matters referred to in SECTION 4.4 above, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to North Star or the North Star Shareholders (including, without limitation, applicable federal and state securities laws), other than such contraventions, conflicts or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Keystone, North Star or the Surviving Corporation, (c) assuming that the consents listed on SCHEDULE 4.5 hereto are obtained prior to the Effective Time, constitute a breach or violation of, or a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of North Star or to a loss of any benefit to which North Star is entitled under any provision of, any agreement, contract or other instrument binding upon North Star or any license, franchise, permit or other similar authorization held by North Star, other than such breaches, violations, defaults, rights or losses which would not, individually or in the aggregate, have a Material Adverse Effect on North Star, or (d) result in the creation or imposition of any Lien on any asset of North Star, other than any such creation or imposition which would not, individually or in the aggregate, have a Material Adverse Effect on North Star. SCHEDULE 4.5 hereto sets forth a true, complete and correct list of all consents, approvals and authorizations required to be obtained by North Star from any third party (other than as otherwise expressly contemplated by SECTION
4.4 of this Agreement) in connection with this Agreement, the Merger and the transactions contemplated hereby where the failure of North Star to obtain such consent, approval or authorization, individually or in the aggregate, would have a Material Adverse Effect on Keystone, North Star or the Surviving Corporation.

    4.6 CAPITALIZATION. The authorized capital stock of North Star consists of 100,000 shares of North Star Common Stock and 10,000 shares of Preferred Stock, par value $54.63 per share. As of the date of this Agreement, there are outstanding 6,762.1875 shares of North Star Common Stock and no shares of Preferred Stock. All outstanding shares of North Star Common Stock are duly authorized and validly issued, paid and nonassessable, and were issued in
compliance with all applicable federal and state securities laws.   The holders
of the outstanding shares of North Star Common Stock immediately prior to the Effective Time are listed, together with their respective holdings of North Star Common Stock, on SCHEDULE 4.6 hereto. Except as set forth in this Section, there are outstanding (a) no shares of North Star Common Stock or other voting securities of North Star, (b) no securities of North Star convertible into or exchangeable for shares of North Star Common Stock or voting securities of North Star and (c) no options, warrants or other rights to acquire from North Star, and no obligation of North Star to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of North Star. Except as set forth on SCHEDULE 4.6 hereto, there are no outstanding obligations of North Star to repurchase, redeem or otherwise acquire any North Star Common Stock. As of the date hereof all of the shares of North Star Common Stock owned by the North Star Shareholders are owned, and as of the Effective Time all such shares will be owned, free and clear from all Liens.

    4.7 NORTH STAR FINANCIAL STATEMENTS. SCHEDULE 4.7 contains the audited balance sheets of North Star at September 30, 1995 and 1996, and the unaudited balance sheet of North Star at

September 30, 1994, together with the audited statements of operations and cash flows of North Star for the fiscal years ended September 30, 1994, 1995 and 1996. Such North Star Financial Statements have been, and any North Star Financial Statements delivered to Keystone for subsequent periods will be, prepared in conformance with generally accepted accounting principles applied on a basis consistent with prior periods (except, in the case of any unaudited financial statements, for the absence of footnotes and non-material deviations from generally accepted accounting principles in accordance with North Star's past practices), and fairly present and will fairly present the financial condition of North Star as of the represented dates thereof and the results of North Star's operations for the periods covered thereby.

    4.8 NORTH STAR'S BOOKS AND RECORDS. The books of account and records (including customer order files, employment records, licensing records, employment records and production and manufacturing records) of North Star and its subsidiaries are complete, true and correct in all material respects.

    4.9    NORTH STAR CONTRACTS WITH RELATED PARTIES.  Except as disclosed on
SCHEDULE 4.9 hereto, there are no material agreements or contracts by, between or among North Star and any of North Star's officers, directors or any holder of North Star Common Stock.

    4.10 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as expressly contemplated by this Agreement, since September 30, 1996, North Star has conducted its business only in the ordinary course, and there has not been:

           (a) any event, occurrence or development of a state of circumstances or facts which has had a Material Adverse Effect on North Star;

           (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of North Star Common Stock, or any repurchase, redemption or other acquisition by North Star of any outstanding shares of North Star Common Stock or other securities of, or other ownership interests in, North Star;

           (c) any split, combination or reclassification of any of North Star Common Stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of North Star Common Stock;

           (d) any incurrence, assumption or guarantee by North Star of any indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices (including any such borrowings under its existing bank credit facility);

           (e) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business assets of North Star which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on North Star;

           (f) any change in any method of accounting or accounting practice by North Star, except for any such change required by reason of a concurrent change in generally accepted accounting principles;

           (g) except for this Agreement, any contract or commitment other than in the ordinary course of business;

           (h) any sale, assignment, transfer or other disposition of properties or assets, other than inventory or supplies consumed or disposed of in the ordinary course of business;

           (i) any change or anticipated change in the relationship between North Star and any of its major customers which, taken in the aggregate, could reasonably be expected to have a Material Adverse Effect on North Star;

           (j) any (i) grant except pursuant to agreements in effect on the date of this Agreement and disclosed in a Schedule hereto, of any material severance or termination pay to any director, officer or employee of North Star,
(ii) entering into any material employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of North Star, (iii) material increase in benefits payable under any existing severance or termination pay policies or employment agreements or (iv) other than in the ordinary course of business consistent with past practices, material increase in compensation, bonus or other benefits payable to directors, officers or employees of North Star; or

           (k) any agreement or commitment obligating North Star to do any of the things described in clauses (a) through (j).

    4.11 LITIGATION. Except as disclosed in SCHEDULE 4.11 hereto, there is no action, suit, investigation or proceeding pending or threatened against or affecting North Star or any of its properties (other than any such suit, action or proceeding challenging the transactions contemplated by this Agreement or any provision of this Agreement or seeking to restrain or prohibit the consummation of the Merger) that, if determined or resolved adversely to North Star(in accordance with the plaintiff's demands, if applicable), individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on North Star.

    4.12 TAXES. Each of the North Star Affiliated Group has filed all material tax returns and reports required to be filed by it and has paid (or North Star has paid on its behalf) all of the Taxes required to be paid by it (other than Taxes, the failure to pay which would not, individually or in the aggregate, have a Material Adverse Effect on North Star), and the most recent financial statements contained in the North Star Financial Statements reflect an adequate reserve for all Taxes payable by North Star for all taxable periods and portions thereof through the date of such financial statements. No deficiencies for any Taxes have been proposed, asserted or assessed against North Star or any member of the North Star Affiliated Group (other than deficiencies, the liability for which would not, individually or in the aggregate, have a Material Adverse Effect on North Star), and no requests for waivers of the time to assess any Taxes are pending. None of the assets or properties of North Star is subject to any tax lien (other than liens for Taxes that are not yet due or that are being contested in good faith by appropriate proceedings) except for liens which would not, individually or in the aggregate, have a Material Adverse Effect on North Star.

    4.13 TITLE TO ASSETS. SCHEDULE 4.13A contains a complete and accurate list of all machinery, tools, equipment, instruments, racks, trucks, automobiles, furniture, computers, fixtures, leasehold improvements, documents, records, books and all other tangible personal property and real property owned or leased by, or in the possession of, or used by North Star and appearing on North Star's tax depreciation schedule. As of the date hereof and as of the Effective Time, North Star shall hold title to its assets and properties free and clear of all Liens, except as disclosed in SCHEDULE 4.13B hereto.

    4.14 LABOR MATTERS. North Star is not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by North Star. Except as disclosed in SCHEDULE 4.14 hereto, (i) North Star is in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours and North Star is not engaged in any unlawful labor or employment practice nor has received any notice of a complaint, charge or allegation to the contrary;
(ii) there is no labor strike, dispute, slowdown or work stoppage pending or threatened against or affecting North Star; (iii) no present or former employee of North Star has any rightful claim for wrongful discharge against North Star;
(iv) no present or former employee or independent contractor of North Star has any pending or threatened claim against North Star for (A) overtime pay, other than overtime pay for the current period; (B) wages, salaries or profit sharing (excluding wages, salaries or profit sharing for the current payroll period);
(C) vacations, time off or pay in lieu of vacation or time off, other than vacation or time off (or pay in lieu thereof) earned in respect of the employer's current fiscal year; (D) any violation of any statute, ordinance, contract or regulation relating to minimum wages or maximum hours of work; (E) discrimination against employees on any basis; (F) unlawful or wrongful employment or termination practices; (G) unlawful retirement, termination or labor relations practices, breach of contract or other claim arising under a collective bargaining agreement, individual, express or implied contract, or policy, practice or procedure manual or statement; (H) any violation of occupational safety or health standards, or any violation of the Worker Adjustment Retraining and Notification Act ("WARN").

    4.15   EMPLOYEE BENEFIT PLANS.

           (a) SCHEDULE 4.15 hereto sets forth a list of all North Star Plans. Except for the North Star Plans, with respect to all employees and former employees of North Star and all dependents and beneficiaries of such employees and former employees, (i) North Star does not maintain or contribute to any nonqualified deferred compensation or retirement plans, contracts or arrangements, (ii) North Star does not maintain or contribute to any qualified defined contribution plans (as defined in Section 3(34) of ERISA, or Section 414(i) of the Code), (iii) North Star does not maintain or contribute to any qualified defined benefit plans (as defined in Section 3(35) of ERISA or Section 414(j) of the Code) and (iv) North Star does not maintain or contribute to any employee welfare benefit plans (as defined in Section 3(1) of ERISA).

           (b) The North Star Plans comply in all material respects with the applicable requirements of ERISA and the Code, except for such failures to comply which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on North Star.

           (c) North Star has delivered to Keystone true and complete copies of (i) all North Star Plans, (ii) the most recent determination letter, if any, received by North Star from the Internal Revenue Service regarding the North Star Plans, (iii) the most recent financial statements and annual report or return for the North Star Plans and (iv) the most recently prepared actuarial valuation reports for the North Star Plans, if any.

           (d) North Star does not contribute (and has not ever contributed) to any multi-employer plan, as defined in Section 3(37) of ERISA. North Star has no actual or potential liabilities under Section 4201 of ERISA for any complete or partial withdrawal from a multi-employer plan. North Star has no actual or potential liability for death or medical benefits after separation from employment, other than (i) death benefits under the North Star Plans (whether or not subject to ERISA) and (ii) health care continuation benefits described in Section 4980B of the Code or Sections 62A.17, 62A.146, 62A.20 and 62A.21 of the Minnesota Statutes and (iii) life insurance continuation benefits under Section 61A.092 of the Minnesota Statutes.

           (e) Neither North Star nor any of its directors, officers, employees or other "fiduciaries," as such term is defined in Section 3(21) of ERISA, has committed any breach of fiduciary responsibility imposed by ERISA or any other applicable law with respect to the North Star Plans which would subject North Star, Keystone, the Surviving Corporation or any of their respective directors, officers or employees to any liability under ERISA or any applicable law, which liability would have a Material Adverse Effect on North Star.

           (f) North Star has not incurred any liability for any tax or civil penalty or any disqualification of any employee benefit plan (as defined in Section 3(3) of ERISA) imposed by Sections 4980B and 4975 of the Code and
Part 6 of Title I and Section 502(i) of ERISA, which liability would have a Material Adverse Effect on North Star.

    4.16 COMPLIANCE WITH LAWS. Except as disclosed on SCHEDULE 4.16 hereto, North Star (a) is not in violation of, nor has it violated, any applicable provisions of any laws, statutes, ordinances or regulations or (b) has not received any notice from any Governmental Entity or any other Person that North Star is in violation of, or has violated, any applicable provisions of any laws, statutes, ordinances or regulations, except in the case of clauses (a) and (b), for violations, individually or in the aggregate, which have not had and could not reasonably be expected to have a Material Adverse Effect on North Star. North Star has all permits, licenses and franchises from Governmental Entities required to conduct its business as now being conducted, except for such permits, licenses and franchises the absence of which would not, individually or in the aggregate, have a Material Adverse Effect on North Star.

    4.17 BROKERS. No broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of North Star or the North Star Shareholders and not entered into pursuant to the provisions of this Agreement.

    4.18 VOTE REQUIRED. The affirmative vote of a majority of the votes that holders of the outstanding North Star Shares are entitled to cast at a meeting called for the purpose of approving the Merger and this Agreement is the only vote of holders of any North Star capital stock required to approve this Agreement, the Merger and the transactions contemplated hereby.

    4.19   ENVIRONMENTAL MATTERS.  Except as set forth on SCHEDULE 4.19,

           (a) all facilities and property (including underlying groundwater) owned or leased by North Star have been, and continue to be, owned or leased in material compliance with all Environmental Laws;

           (b)  there have been no past, and there are no pending or threatened

              (i) claims, complaints, notices or requests for information received by North Star or any of its subsidiaries with respect to any alleged violation of any Environmental Law, or

              (ii) complaints, notices or inquiries to North Star or any of its subsidiaries regarding potential liability under any Environmental Law;

           (c) there have been no releases of Hazardous Materials at, on or under any property now or previously owned or leased by North Star that, singly or in the aggregate, have, or may reasonably be expected to have, a Material Adverse Effect on North Star;

           (d) North Star has been issued and is in material compliance with all permits, certificates, approvals, licenses and other authorizations relating to environmental matters and necessary or desirable for its business;

           (e) no property now or previously owned or leased by North Star is listed or proposed for listing (with respect to owned property only) on the National Priorities List pursuant to CERCLA, on the CERCLIS or on any similar state list of sites requiring investigation or clean-up;

           (f) there are no underground storage tanks, active or abandoned, including petroleum storage tanks, on or under any property now or previously owned or leased by North Star that, singly or in the aggregate, have, or may reasonably be expected to have, a Material Adverse Effect on North Star;

           (g) there are no polychlorinated biphenyls or friable asbestos present at any property now or previously owned or leased by North Star that, singly or in the aggregate, have, or may reasonably be expected to have, a Material Adverse Effect on North Star; and

           (h) no conditions exist at, on or under any property now or previously owned or leased by North Star which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law.

    4.20 TRADEMARKS, PATENTS AND COPYRIGHTS. Except as set forth on SCHEDULE 4.20, North Star owns or possesses adequate licenses or other valid rights to use, all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, copyrights, service marks, service mark rights, trade secrets, applications to register and registrations for, the foregoing patents, trademarks, service marks, know-how and other proprietary rights and information used in connection with the business of North Star as currently conducted, and no assertion or claim has been made in writing challenging the validity of any of such rights. Except as set forth on SCHEDULE 4.20, the conduct of the business of North Star as currently conducted does not conflict in any way with any patent, patent rights, license, trademark, trademark right, trade name, trade name right, service mark, copyright or other proprietary right of any other Person, North Star has received no claim or threat that any such conflict exists, and no litigation, claim, suit, action, proceeding, or complaint concerning the foregoing has been filed or is ongoing. Except as set forth in
SCHEDULE 4.20 hereto, North Star has the unencumbered right to sell its products and services (whether now offered for sale or under development) free from any royalty or other obligations to any third parties.

    4.21 CONTRACTS AND OTHER AGREEMENTS. All contracts and agreements listed on SCHEDULE 4.21 hereto are valid, existing, in full force and effect, binding upon North Star and upon the other parties thereto in accordance with their terms, and North Star has paid in full or accrued all amounts now due from it thereunder and has satisfied in full or provided for all of its liabilities and obligations thereunder which are presently required to be satisfied or provided for, and, except as disclosed on SCHEDULE 4.21 hereto, is not in default under any of them, nor is any other party to any such contract or other agreement in default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default thereunder (except for (x) such defaults other than defaults in payment that would not, individually or in the aggregate, have a Material Adverse Effect on North Star and (y) such defaults in payment as do not exceed, individually or in the aggregate, $10,000). SCHEDULE 4.21 hereto sets forth a list of all material contracts and other agreements to which North Star is a party or by or to which North Star or any of its assets or properties is bound or subject, including, without limitation, the following:

           (a) any agreement that individually requires aggregate expenditures by North Star in any one year of more than $10,000;

           (b) any indenture, trust agreement, loan agreement or note that involves or evidences outstanding indebtedness, obligations or liabilities for borrowed money in excess of $10,000;

           (c) any lease, sublease, installment purchase or similar arrangement for the purchase, use or occupancy of real or personal property (i) that individually requires aggregate expenditures by North Star in any one year of more than $10,000, or (ii) pursuant to which North Star is the lessor of any real property which has rentals over $10,000 per year, together with the date of termination of such leases, the name of the other party and the annual rental payments required to be made under such leases;

           (d) any agreement of surety, guarantee or indemnification, other than (i) an agreement in the ordinary course of business with respect to obligations in an amount not in excess of $10,000, or (ii) indemnification provisions contained in leases not otherwise required to be disclosed;

           (e) except as disclosed on SCHEDULE 4.15, any agreement, including without limitation employment agreements and bonus plans, relating to the compensation of, or obligating North Star to make payments (whether such payments are fixed in amount or contingent) to, (i) officers, (ii) employees,
(iii) former employees, (iv) consultants, (v) advisors or (vi) any Person who was promised such payments;

           (f) any agreement containing covenants of North Star not to compete in any line of business, in any geographic area or with any Person or covenants of any other Person not to compete with North Star in any line of business of North Star;

           (g) any agreement granting or restricting the right of North Star to use a trade name, trade mark or logo;

           (h) any agreement with any customer or supplier that cannot be terminated without penalty in excess of $10,000 by North Star within ninety days; and

           (i)     any franchise, licensing or development agreement.

True and complete copies of all of the contracts and other agreements set forth in SCHEDULE 4.21 hereto (or required to be set forth therein) have been previously provided to Keystone.

    4.22 INSURANCE. SCHEDULE 4.22 attached hereto contains a true and complete listing of all policies of insurance maintained by North Star as of the date hereof and at all times during the twenty four month period ending on the date hereof. All such policies of insurance are in full force and effect, and true and correct copies of all such policies of insurance have been previously provided to Keystone. North Star maintains insurance in such amounts, and with respect to such liabilities and properties, as are customary for its industry for similarly situated entities and comparable assets.

    4.23 DISCLOSURE. No representations or warranties by North Star or the North Star Shareholders contained in this Agreement, and no document, statement, certificate or schedule furnished to Keystone in connection with the transactions contemplated by this Agreement, contains or will contain any untrue statement of a material fact or omits to state a material fact necessary to make the statements and facts contained therein not misleading. North Star and the North Star Shareholders have provided Keystone complete and accurate documentation in response to Keystone's disclosure requests. All material facts relating to the business, operations, properties, assets, liabilities (contingent or otherwise), and financial condition of North Star have been
disclosed to Keystone in or in connection with this Agreement.   Without
limiting the foregoing, the Registration Statement, and any amendments or supplements thereto, contains and will contain all material information with respect to North Star required to be included therein by the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding any right of Keystone to fully investigate the affairs of North Star and notwithstanding any Knowledge of facts determined or determinable by Keystone pursuant to such investigation or right of investigation (but subject to matters disclosed in the exhibits and schedules annexed hereto, as supplemented pursuant to SECTION 7.13), Keystone has the right to rely fully upon the representations, warranties, covenants and agreements contained in this Agreement or in any exhibits and schedules annexed hereto.


                ARTICLE V - REPRESENTATIONS AND WARRANTIES OF KEYSTONE

    Except as set forth in and qualified by the schedules attached hereto, Keystone hereby makes the following representations and warranties to North Star and the North Star Shareholders, to its Knowledge.

    5.1 CORPORATE EXISTENCE AND POWER. Keystone is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California, and has all corporate powers required to carry on its business as now conducted. Keystone is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be
so qualified would not have a Material Adverse Effect on Keystone.    The copies
of the Articles of Incorporation and Bylaws of Keystone which have been delivered to North Star by Keystone are as of the date hereof and will be at the Effective Time, true and complete copies of the Articles of Incorporation and Bylaws of Keystone, in each case as amended, restated and otherwise in effect at the Effective Time. Except for the Subsidiary or as set forth on SCHEDULE 5.1, Keystone does not own, directly or indirectly, any capital stock or other ownership interest in any Person.

    5.2 CORPORATE AUTHORIZATION. Subject to obtaining the approval of the shareholders of Keystone at the Shareholders' Meeting, the execution, delivery and performance by Keystone of this Agreement and the consummation by Keystone of the transactions contemplated hereby to be consummated by it are within its corporate powers and have been duly authorized by all necessary corporate action on the part of Keystone. This Agreement has been duly and validly executed and delivered by Keystone and constitutes a legal, valid and binding agreement of Keystone enforceable in accordance with its terms.

    5.3 GOVERNMENTAL AUTHORIZATION. The execution, delivery and performance by Keystone of this Agreement and the consummation by Keystone of the transactions contemplated hereby to be consummated by it require no action by or in respect of, or filing with, any Governmental Entity other than (a) the filing of Articles of Merger in accordance with the MBCA, (b) compliance with any applicable requirements of the Securities Act, (c) compliance with any applicable requirements of the Exchange Act, (d) compliance with the rules or regulations of the NASDAQ Stock Market, Inc., (e) compliance with the securities laws of various states, (f) compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and related regulations promulgated thereunder and (g) any action or filing which the failure to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect on any party hereto.

    5.4 NON-CONTRAVENTION. The execution, delivery and performance by Keystone of this Agreement does not, and the consummation by Keystone of the transactions contemplated hereby will not, (a) contravene or conflict with the Articles of Incorporation or Bylaws of Keystone, (b) assuming compliance with the matters referred to in SECTION 5.3 above, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Keystone (including, without limitation, applicable federal and state securities laws) other than such contraventions, conflicts or violations which would not, individually or in the aggregate, have a Material Adverse Effect on any party hereto, (c) assuming that the consents listed on SCHEDULE 5.4 hereto are obtained prior to the Effective Time, constitute a breach or violation of, or a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of Keystone or to a loss of any benefit to which Keystone is entitled under any provision of, any agreement, contract or other instrument binding upon Keystone or any license, franchise, permit or other similar authorization held by Keystone, other than such breaches, violations, defaults, rights or losses which would not, individually or in the aggregate, have a Material Adverse Effect on Keystone, or (d) result in the creation or imposition of any Lien on any asset of Keystone, other than any such creation or imposition which would not, individually or in the aggregate, have a Material Adverse Effect on Keystone. SCHEDULE 5.4 sets forth a true, complete and correct list of all consents, approvals and authorizations required to be obtained by Keystone from any third party (other than as otherwise expressly contemplated by SECTION 5.3 of this Agreement) in connection with this Agreement, the Merger and the transactions contemplated hereby where the failure of Keystone to obtain such consent, approval or authorization, individually or in the aggregate, would have a Material Adverse Effect on Keystone.

    5.5 CAPITALIZATION. The authorized capital stock of Keystone consists of 20,000,000 shares of Common Stock and 3,000,000 shares of Preferred Stock.
As of the date of this Agreement, there are outstanding 7,300,000 shares of Keystone Common Stock and no shares of Preferred Stock. As of the date of this Agreement, Keystone has reserved 730,000 shares of Keystone Common Stock for issuance upon exercise of stock options granted pursuant to the 1996 Employee Stock Option Plan (the "Stock Option Plan"). All outstanding shares of Keystone Common Stock are duly authorized, validly issued, fully paid and nonassessable and issued in compliance with all applicable federal and state securities laws. The Keystone Common Stock is registered pursuant to Section 12(g) of the Exchange Act. Except as set forth in this Section or on SCHEDULE 5.5 attached hereto and except for changes since the date hereof resulting from the exercise, cancellation or exchange of options granted pursuant to the Stock Option Plan, there are outstanding (a) no shares of Keystone Common Stock or other voting securities of Keystone, (b) no securities of Keystone convertible into or exchangeable for shares of capital stock or voting securities of

Keystone and (c) no options or other rights to acquire from Keystone, and no obligation of Keystone to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Keystone. There are no outstanding obligations of Keystone to repurchase, redeem or otherwise acquire any Keystone Common Stock.

    5.6 SEC DOCUMENTS. Keystone has filed all Keystone SEC Documents required to be filed by it prior to the date hereof. As of their respective dates, the Keystone SEC Documents complied as to form in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Keystone SEC Documents, and none of the Keystone SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Keystone SEC Document has been revised or superseded by a later-filed Keystone SEC Document, filed and publicly available prior to the date of this Agreement, as of the date of this Agreement, none of the Keystone SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Keystone included in the Keystone SEC Documents complied as of their respective dates of filing with the SEC as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.

    5.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Keystone SEC Documents, and except as expressly contemplated by this Agreement, since the date of the most recent audited financial statements included in the Keystone SEC Documents, Keystone has conducted its business only in the ordinary course, and there has not been:

           (a) any event, occurrence or development of a state of circumstances or facts which has had a Material Adverse Effect on Keystone;

           (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of Keystone Common Stock, or any repurchase, redemption or other acquisition by Keystone of any outstanding shares of Keystone Common Stock or other securities of, or other ownership interests in, Keystone;

           (c) any split, combination or reclassification of any of Keystone Common Stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Keystone Common Stock;

           (d) any incurrence, assumption or guarantee by Keystone of any indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices (including any such borrowings under its existing bank credit facility);

           (e) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business assets of Keystone which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Keystone;

           (f) any change in any method of accounting or accounting practice by Keystone, except for any such change required by reason of a concurrent change in generally accepted accounting principles; or

           (g) any (i) grant, except pursuant to agreements in effect on the date of this Agreement and disclosed in a Schedule hereto, of any material severance or termination pay to any director, officer or employee of Keystone,
(ii) entering into any material employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of Keystone, (iii) material increase in benefits payable under any existing severance or termination pay policies or employment agreements or (iv) other than in the ordinary course of business consistent with past practices, material increase in compensation, bonus or other benefits payable to directors, officers or employees of Keystone.

    5.8 LITIGATION. Except as disclosed in the Keystone SEC Documents, there is no action, suit, investigation or proceeding pending or threatened against or affecting Keystone or any of its properties (other than any such suit, action or proceeding challenging the transactions contemplated by this Agreement or any provision of this Agreement or seeking to restrain or prohibit the consummation of the Merger) that, if determined or resolved adversely to Keystone (in accordance with the plaintiff's demands, if applicable), individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Keystone.

    5.9 TAXES. Keystone has filed all material tax returns and reports required to be filed by it and has paid all of the Taxes required to be paid by it (other than Taxes, the failure to pay which would not, individually or in the aggregate, have a Material Adverse Effect on Keystone), and the most recent financial statements contained in the Keystone SEC Documents reflect an adequate reserve for all material Taxes payable by Keystone for all taxable periods and portions thereof through the date of such financial statements. No deficiencies for any Taxes have been proposed, asserted or assessed against Keystone (other than deficiencies, the liability for which would not, individually or in the aggregate, have a Material Adverse Effect on Keystone), and no requests for waivers of the time to assess any Taxes are pending. None of the assets or properties of Keystone is subject to any tax lien (other than liens for Taxes that are not yet due or that are being contested in good faith by appropriate proceedings) except for liens which would not, individually or in the aggregate, have a Material Adverse Effect on Keystone.

    5.10 COMPLIANCE WITH LAWS. Except as disclosed in the Keystone SEC Documents, Keystone (a) is not in violation of, nor has it violated, any applicable provisions of any laws, statutes, ordinances or regulations and (b) has not received any notice from any Governmental Entity or any other Person that Keystone is in violation of, or has violated, any applicable provisions of any laws, statutes, ordinances or regulations, except in the case of clauses (a) and (b), for violations, individually or in the aggregate, which have not had and could not reasonably be expected to have a Material Adverse Effect on Keystone. Keystone has all permits, licenses and franchises from Governmental Entities required to conduct its business as now being conducted, except for such permits, licenses and franchises the absence of which would not, individually or in the aggregate, have a Material Adverse Effect on Keystone.

    5.11   BROKERS.   No broker, investment banker, financial advisor or other
Person, other than the Keystone Financial Advisor and Crowell Weedon is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Keystone. The fees and expenses of the Keystone Financial Advisor and Crowell Weedon will be paid by Keystone. Keystone has provided North Star with a true and correct copy of the fee agreements between Keystone and the Keystone Financial Advisor and between Keystone and Crowell Weedon.

    5.12 VOTE REQUIRED. The affirmative votes of the holders of the outstanding shares of the Keystone Common Stock to be described in the Proxy Statement are the only votes of holders of capital stock of Keystone required to approve the Merger, this Agreement and the transactions contemplated hereby.

    5.13 DISCLOSURE. No representations or warranties by Keystone contained in this Agreement, and no document, statement, certificate or schedule furnished to North Star or the North Star Shareholders in connection with the transactions contemplated by this Agreement, contains or will contain any untrue statement of a material fact or omits to state a material fact necessary to make the statements and facts contained therein not misleading. Keystone has provided North Star and the North Star Shareholders complete and accurate documentation in response to such Persons' disclosure requests. All material facts relating to the business, operations, properties, assets, liabilities (contingent or otherwise), and financial condition of Keystone have been disclosed to North Star and the North Star Shareholders in or in connection with this Agreement. Without limiting the foregoing, the Registration Statement, and any amendments or supplements thereto, contains and will contain all material information with respect to Keystone required to be included therein by the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding any right of North Star and the North Star Shareholders to fully investigate the affairs of Keystone and notwithstanding any Knowledge of facts determined or determinable by North Star and the North Star Shareholders pursuant to such investigation or right of investigation (but subject to matters disclosed in the Keystone SEC Documents or in the exhibits and schedules annexed hereto, as supplemented pursuant to SECTION 7.13), North Star and the North Star Shareholders have the right to rely fully upon the representations, warranties, covenants and agreements contained in this Agreement or in any exhibits and schedules annexed hereto.



                ARTICLE VI - COVENANTS RELATING TO CONDUCT OF BUSINESS

    6.1 CONDUCT OF BUSINESS BY NORTH STAR. Except as contemplated by this Agreement, from the date hereof until the Effective Time, North Star shall, and each of the North Star Shareholders shall use its best efforts to cause North Star to, conduct its business in the ordinary course consistent with past practice and shall use its best efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees. Without limiting the generality of the foregoing, except as provided in this Agreement, from the date hereof until the Effective Time, North Star will not, and the North Star Shareholders will not permit North Star to, without the prior written approval of Keystone in each instance:

           (a) amend its Articles of Incorporation, Bylaws or other comparable charter or organizational documents;

           (b) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any North Star Common Stock;

           (c) acquire or agree to acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof except in the ordinary course of business consistent with past practice or (ii) any assets that are material, individually or in the aggregate, to

North Star, except purchases of inventory in the ordinary course of business consistent with past practice;

           (d) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets, except in the ordinary course of business consistent with past practice;

           (e) (i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of North Star, guarantee any debt securities of another Person, enter into any "keep well" or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, or (ii) make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) to North Star or (B) advances to employees in accordance with past practice;

           (f) make or agree to make any new capital expenditure or expenditures which, individually, is in excess of $50,000 or, in the aggregate, are in excess of $100,000;

           (g) make any material tax election or settle or compromise any material tax liability;

           (h) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent North Star Financial Statements or incurred in the ordinary course of business consistent with past practice, or waive any material benefits of, or agree to modify in any material respect, any confidentiality, standstill or similar agreements to which North Star is a party;

           (i) except in the ordinary course of business, modify, amend or terminate any material contract or agreement to which North Star is a party or waive, release or assign any material rights or claims;

           (j) enter into any contracts, agreements, arrangements or understandings relating to the distribution, sale or marketing by third parties of North Star's products or products licensed by North Star except in the ordinary course of business consistent with past practice;

           (k) except as required to comply with applicable law, (i) adopt, enter into, terminate or amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation or other plan, trust arrangement or fund for the benefit or welfare of any director, officer or current or former employee, (ii) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for normal increases or bonuses in the ordinary course of business consistent with past practice), (iii) pay any benefit not provided for under a North Star Plan, (iv) except as permitted in clause (ii), grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or North Star Plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any North Star Plans or agreement or awards made thereunder) or (v) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or North Star Plan;

           (l) make any change in any method of accounting or accounting practice or policy other than those required by generally accepted accounting principles; or

           (m) authorize any of, or commit or agree to take any of, the foregoing actions.

    6.2 CONDUCT OF BUSINESS BY KEYSTONE. Except as contemplated by this Agreement, from the date hereof until the Effective Time, Keystone shall conduct its business in the ordinary course consistent with past practice and shall use its best efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees.

    6.3 OTHER ACTION. North Star and Keystone shall not take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of such party set forth in this Agreement that are qualified as to materiality becoming untrue, (ii) any of the representations and warranties that are not so qualified becoming untrue in any material respect or (iii) any of the conditions to the Merger and consummation of the transactions contemplated by this Agreement set forth in Article VIII below not being satisfied (subject to Keystone's right to take action specifically permitted by SECTION 6.4 below).

    6.4 NO SOLICITATION OF TRANSACTIONS. North Star shall, and shall direct and use its commercially reasonable efforts to cause their respective officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it) not to initiate, solicit or knowingly encourage, directly or indirectly (including by way of furnishing non-public information or assistance), or take any other action to facilitate knowingly, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction, or enter into or continue discussions or negotiations with any Person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it to take any such action, and North Star shall notify Keystone of all inquiries or proposals which North Star may receive relating to any of such matters and if such inquiry or proposal is in writing, shall deliver to Keystone a copy of such inquiry or proposal.

    6.5 INTERIM FINANCIAL INFORMATION. Each of North Star and Keystone shall provide to the Other Party, not later than January 15, 1997, copies of their respective internally prepared financial statements for the two month period ending November 30, 1996.

                         ARTICLE VII - ADDITIONAL AGREEMENTS

    7.1    PREPARATION OF REGISTRATION STATEMENT; SHAREHOLDERS' MEETING.

           (a)     As soon as practicable following the date of this Agreement,
(i) the parties hereto shall provide to each other all information reasonably requested by the Other Party in order to permit the Other Party to comply with the provisions of this SECTION 7.1, (ii) Keystone shall prepare and file with the SEC the Proxy Statement relating to the approval by the holders of Keystone Common Stock of the Merger and this Agreement and (iii) Keystone and North Star shall prepare and file with the SEC the Registration Statement for the purpose of registering the shares of Keystone Common Stock to be issued in the Merger under the Securities Act, in which the Proxy Statement will be included as a prospectus. The parties hereto shall use all commercially reasonable efforts to file the Registration Statement with the SEC no later than December 31, 1996. Each of North Star and Keystone shall use all commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Keystone will use its commercially reasonable efforts to cause the Proxy Statement to be mailed to the shareholders of Keystone as promptly as practicable after the Registration Statement is declared effective under the Securities Act.

           (b) Each of North Star and Keystone will, as soon as practicable following the date of this Agreement, establish a record date (which will be as soon as practicable following the date of this Agreement) for, duly call, give notice of, convene and hold a Shareholders' Meeting for the purpose of approving the Merger and this Agreement. Keystone will, through its board of directors, recommend to its shareholders approval of the Merger and this Agreement, except to the extent that the board of directors of Keystone shall have withdrawn or modified its approval or recommendation of the Merger and this Agreement in the event that it determines in good faith that such action is necessary for the board of directors of Keystone to comply with its fiduciary duties to the shareholders of Keystone under applicable law.

           (c) Each of the North Star Shareholders hereby covenants and agrees to vote at the North Star Shareholders' Meeting to approve this Agreement and the Merger.

    7.2 INFORMATION SUPPLIED BY NORTH STAR. North Star and the North Star Shareholders, jointly and severally, represent and warrant that none of the information supplied or to be supplied by North Star specifically for inclusion or incorporation by reference in the Registration Statements or Proxy Statement will, at the time the Registration Statements or Proxy Statement is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

    7.3 INFORMATION SUPPLIED BY KEYSTONE. Keystone represents and warrants that none of the information supplied or to be supplied by Keystone specifically for inclusion or incorporation by reference in the Registration Statements or Proxy Statement will, at the time the Registration Statements or Proxy Statement is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

    7.4 ACCESS TO INFORMATION. Subject to SECTION 7.5 below, from the date hereof to the Effective Time, each of Keystone and North Star shall provide to the other access to all information and documents which the other may reasonably request regarding the business, assets, liabilities, employees and other aspects of the Other Party and their respective subsidiaries, other than the information and documents that in the opinion of such Other Party's legal counsel may not be disclosed under applicable law.

    7.5 CONFIDENTIALITY. Neither North Star, on the one hand, nor Keystone, on the other hand, shall release, publish, reveal or disclose, directly or indirectly, any Evaluation Material of the Other Party, except (a) to such of its directors, officers, employees, financial advisors, legal counsel, accountants or other agents, advisors or representatives as shall require access thereto on a need-to-know basis for the purpose of the transactions contemplated by this Agreement, so long as such Persons are informed by the revealing party of the confidential nature of such information and are directed by it to treat such information confidentially, (b) to such third parties as are reasonably necessary to obtain the consents and approvals from such parties to the transactions contemplated by this Agreement so long as such third parties are informed by the revealing party of the confidential nature of such information and are directed by it to treat such information confidentially, or (c) with the prior written consent of the Other Party and then only to the extent specified in such consent. The parties agree to take all reasonable precautions to safeguard the confidentiality of the Evaluation Material. Neither North Star nor Keystone shall make, or permit to be made, except in furtherance of the transactions contemplated by this Agreement, any copies, abstracts or summaries of the Evaluation Material of the Other Party. In addition, all such Evaluation Material shall be used solely for the purposes of the investigations contemplated by SECTION 7.4 above, and shall not be otherwise used to the detriment of the Other Party or in competition with the Other Party. The restrictions on disclosure of information contained in this SECTION 7.5 do not extend to any item of information that (i) is publicly known at the time of its disclosure, (ii) is lawfully received from a third party not bound in a confidential relationship to the Other Party, (iii) is published or otherwise made known to the public by the Other Party, (iv) was generated independently before its receipt from the Other Party or (v) is required to be disclosed pursuant to a governmental order or decree or other legal requirement to produce or disclose such item of information, provided that upon receiving notice that any such order or decree is being sought or that any such legal requirement is applicable, such party shall promptly give the Other Party notice thereof and such party shall cooperate with the Other Party's efforts, if any, to contest the issuance of such order or decree or the application of such legal requirement. Upon written request, the parties shall return or destroy all writings, documents and materials containing Evaluation Material. Each of North Star, on the one hand, and Keystone, on the other hand, understands that the Other Party will not have an adequate remedy at law for a breach or threatened breach by the revealing party or any of its subsidiaries of the terms of this
SECTION 7.5, and each party therefore agrees that if there is any such breach or threatened breach, the Other Party may, in addition to any other legal or equitable remedies available to it, obtain an injunction or restraining order to enjoin the Other Party or any of its subsidiaries from the breach or threatened breach of this SECTION 7.5.

    7.6 PUBLIC ANNOUNCEMENTS. Each of North Star and Keystone shall consult with the Other Party before issuing any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation. The parties have agreed on the text of a joint press release by which Keystone and North Star will announce the execution of this Agreement, a copy of which is attached hereto as EXHIBIT 7.6.

    7.7    APPROPRIATE ACTION; CONSENTS; FILINGS.

           (a) North Star, the North Star Shareholders and Keystone shall use their respective best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable law or required to be taken by any Governmental Entity or otherwise to consummate the Merger and the transactions contemplated by this Agreement as promptly as practicable, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by North Star or Keystone in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act, the Exchange Act and any other applicable federal or state securities laws and (B) any other applicable law; provided that Keystone and North Star shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the Other Party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. All fees and expenses relating to compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976 by North Star and the North Star Shareholders shall be borne by North Star. All fees and expenses relating to compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976 by Keystone shall be borne by Keystone. North Star and Keystone shall use reasonable best efforts to furnish to the Other Party all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law (including all information required to be included in the Registration Statement) in connection with the transactions contemplated by the Merger and this Agreement.

           (b) (i) North Star and Keystone shall give any notices to third parties, and use their reasonable best efforts to obtain any third party consents, (A) necessary to consummate the Merger and the transactions contemplated by this Agreement, (B) disclosed or required to be disclosed in the schedules to this Agreement or (C) required to prevent a Material Adverse Effect on North Star or Keystone.

              (ii) In the event that North Star or Keystone shall fail to obtain any third party consent described in subsection (b)(i) above, North Star or Keystone, as appropriate, shall use its reasonable best efforts, and shall take any such actions reasonably requested by the Other Party, to minimize any adverse effect on North Star, its subsidiaries and Keystone and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

           (c) From the date of this Agreement until the Effective Time, each of North Star and Keystone shall promptly notify the Other Party of any pending or, to the Knowledge of such party, threatened action, proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking material damages in connection with the Merger or the transactions contemplated by this Agreement or (ii) seeking to restrain or prohibit the consummation of the Merger or otherwise limit the right of Keystone or, to the Knowledge of such first party, any subsidiary of Keystone to own or operate all or any portion of the businesses or assets of North Star, which in either case is reasonably likely to have a Material Adverse Effect on Keystone.

           (d) Each party shall execute and deliver on and after the execution of this Agreement such further documents and instruments and take such other actions as the Other Party may reasonably request to implement and effect the purposes of and transactions contemplated by this Agreement.

    7.8 STATE STATUTES. If any State Takeover Laws shall become applicable to the transactions contemplated by this Agreement, each of North Star and Keystone, as the case may be, and their respective boards of directors shall use their reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effects of such State Takeover Law on the transactions contemplated by this Agreement.

    7.9 EMPLOYMENT CONTRACTS. The parties shall use their respective reasonable best efforts to cause the Surviving Corporation to enter into employment contracts to be effective as of the Effective Time with Ronald G. Brown and Kim D. Wood in substantially the form attached hereto as EXHIBITS 7.9-1 and 7.9-2, respectively. The reasonable attorney fees and costs of Messrs. Brown and Wood in connection with such contracts shall be borne by North Star.

    7.10   INDEMNIFICATION.

           (a) INDEMNIFICATION BY NORTH STAR. Subject to the limitations set forth in SECTION 7.10(e) below, North Star shall indemnify and hold Keystone harmless at all times from and after the date of this Agreement against and in respect of all payments, damages, demands, claims, losses, obligations, liabilities, costs and expenses, including, but not limited to, reasonable attorney fees and costs ("CLAIMS") which Keystone may suffer or incur in connection with any breach by North Star of any of its representations, warranties or covenants in this Agreement.

           (b) INDEMNIFICATION BY THE NORTH STAR SHAREHOLDERS. Subject to the limitations set forth in SECTION 7.10(e) below, the North Star Shareholders, jointly and severally, shall indemnify and hold Keystone harmless at all times from and after the date of this Agreement against and in respect of all Claims which Keystone may suffer or incur in connection with any breach by the North Star Shareholders of any of their respective representations, warranties or covenants in this Agreement.

           (c) INDEMNIFICATION BY KEYSTONE. Subject to the limitations set forth in SECTION 7.10(e) below, Keystone shall indemnify and hold North Star and the North Star Shareholders harmless at all times from and after the date of this Agreement, against and in respect of all Claims which North Star or the North Star Shareholders may suffer or incur in connection with any breach by Keystone of any of its representations, warranties or covenants in this Agreement.

           (d) THIRD PARTY CLAIMS. If a claim by a third party is made against any of the indemnified parties, and if any of the indemnified parties intends to seek indemnity with respect to such claim under this SECTION 7.10, such indemnified party shall promptly notify the indemnifying party of such claim. The indemnifying party shall have thirty (30) days after receipt of the above-mentioned notice to undertake, conduct and control, through counsel of such party's own choosing (subject to the consent of the indemnified party, such consent not to be unreasonably withheld) and at such party's expense, the settlement or defense of it, and the indemnified party shall cooperate with the indemnifying party in connection with such efforts; provided that: (i) the indemnifying party shall not by this Agreement permit to exist any lien, encumbrance or other adverse charge upon any asset of any indemnified party,
(ii) the indemnifying party shall permit the indemnified party to participate in such settlement or defense through counsel chosen by the indemnified party, provided that the fees and expenses of such counsel shall be borne by the indemnified party, and (iii) the indemnifying party shall agree promptly to reimburse the indemnified party for the full amount of any loss resulting from such claim and all related expense incurred by the indemnified party pursuant to this Section. So long as the indemnifying party is reasonably contesting any such claim in good faith, the indemnified party shall not pay or settle any such claim. If the indemnifying party does not notify the indemnified party within thirty (30) days after receipt of the indemnified party's notice of a claim of indemnity under this Section that such party elects to undertake the defense of such claim, or does not actively prosecute such defense thereafter, the indemnified party shall have the right to contest, settle or compromise the claim in the exercise of the indemnified party's exclusive discretion at the expense of the indemnifying party.

           (e) LIMITATIONS. Notwithstanding anything to the contrary contained in this Agreement, a party shall be liable for any Claim only to the extent that (i) such party had Knowledge (subject to the qualifications set forth in the introductory paragraph of ARTICLE IV) of the facts and circumstances giving rise to such Claim (it being understood that Kim D. Wood shall not be deemed to have made any representation or warranty under
SECTION 4.19) and (ii) such Claim, together with all other Claims for which such party is liable under this Agreement, exceeds $500,000, and (iii) written notice of such Claim, describing the subject matter thereof in reasonable detail, shall have been delivered to such party within the applicable period set forth below: (A) with respect to a Claim arising from the breach of the representations and warranties contained in SECTION 4.7, not later than thirty
(30) days after the first issuance of audited financial statements of Keystone following the Merger, (B) with respect to a Claim arising from a breach of the representations and warranties contained in the last sentence of SECTION 4.6, the sixth anniversary of the Effective Time, and (C) with respect to a Claim arising from a breach of any of the other representations, warranties and covenants contained in this Agreement, the date occurring 365 days after the Effective Time. The foregoing limitations shall apply to each party regardless of any joint or joint and several liability borne by such party together with any other party.

           (f)  LIMITS APPLICABLE TO GENERAL LIABILITY.   The indemnification
provided in this SECTION 7.10 is not the exclusive remedy of any party with respect to the transactions contemplated hereby; PROVIDED, that the limitations provided under subsection (e) shall apply to any Claim, whether pursuant to this
SECTION 7.10, in an action at law or in equity, or otherwise.

    7.11 ACCOUNTING TREATMENT. The North Star Shareholders covenant and agree that they shall take no action that could reasonably be deemed to impair the accounting treatment of the Merger as a "pooling".

    7.12 OTHER AGREEMENTS. Keystone and each shareholder of North Star shall have entered into a Registration Rights Agreement substantially in the form of
EXHIBIT 7.12-1 hereto; Keystone and certain of its principal shareholders shall have entered into a Voting Agreement substantially in the form of EXHIBIT 7.12-2 hereto; and North Star and the North Star Shareholders shall have entered into an Affiliate Agreement substantially in the form of EXHIBIT 7.12-3 hereto.

    7.13 RIGHT TO UPDATE SCHEDULES. Notwithstanding anything herein to the contrary, North Star and the North Star Shareholders (on the one hand) and Keystone (on the other hand) may, after the date of this Agreement, amend or supplement the Schedules relating to their respective representations and warranties hereunder for the purpose of disclosing transactions or occurrences arising after the date of this Agreement and prior to the Effective Time. No transaction or occurrence duly disclosed pursuant to this SECTION 7.13 shall be deemed to constitute a breach of this Agreement; PROVIDED that if the transactions and occurrences so disclosed (a) are reasonably likely to constitute, individually or in the aggregate, a Material Adverse Effect on North Star (in the case of disclosures by North Star and the North Star Shareholders), then Keystone may terminate this Agreement in accordance with Section 9.2(b) and without liability to Keystone; and (b) are reasonably likely to constitute, individually or in the aggregate, a Material Adverse Effect on Keystone

(in the case of disclosures by Keystone), then North Star may terminate this Agreement in accordance with Section 9.2(a) and without liability to North Star or the North Star Shareholders.

    7.14 BOARD OF DIRECTORS. Keystone shall use its best efforts to cause and maintain the election of Ronald G. Brown to its Board of Directors.

    7.15 TERMINATION OF CERTAIN AGREEMENTS. Not more than ten (10) business days following the date of this Agreement, North Star shall have entered into agreements providing for the termination of each Agreement to Purchase Corporate Stock identified on SCHEDULES 4.5 and 4.6, which termination may be contingent upon the consummation of the Merger.


                       ARTICLE VIII - CONDITIONS TO THE MERGER

    8.1 CONDITIONS OF EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of North Star and Keystone to consummate the Merger are subject to the satisfaction upon or prior to the Closing of the following conditions:

           (a) SHAREHOLDER APPROVALS. This Agreement and the Merger shall have been approved by (i) the affirmative vote of the holders of a majority of the outstanding shares of Keystone Common Stock in accordance with the MBCA and the Articles of Incorporation and Bylaws of Keystone and (ii) the affirmative vote of the holders of sixty-six and two-thirds percent (66-2/3%) of the outstanding shares of North Star Common Stock in accordance with the MBCA and the Articles of Incorporation and Bylaws of North Star.

           (b) GOVERNMENTAL ENTITY APPROVALS. All authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any Governmental Entity necessary for the consummation of the transactions contemplated by this Agreement (including, without limitation, the expiration of any waiting period (and any extension thereof) required under the Hart-Scott-Rodino Antitrust Improvements Act of
1976) shall have been filed, expired or been obtained.

           (c) REGISTRATION STATEMENT; PROXY STATEMENT. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order and the Proxy Statement included in the Registration Statement shall not at the Effective Time be subject to any proceedings commenced or threatened by the SEC.

           (d) NO INJUNCTIONS OR RESTRAINTS. No temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Entity of competent jurisdiction nor other legal restraint or prohibition preventing the consummation of the Merger or any other transaction contemplated by this Agreement shall be in effect.

           (e) STATUTES. No action shall have been taken, and no statute, rule, regulation or order shall have been enacted, promulgated or issued or deemed applicable to the Merger by any Governmental Entity which would (i) make the consummation of the Merger illegal or (ii) render North Star or Keystone unable to consummate the Merger except for any waiting period provisions.

           (f) MATERIAL ADVERSE EFFECT. Since the date of this Agreement, there shall have occurred no Material Adverse Effect with respect to Keystone or North Star that is the result of conditions or factors affecting the economy generally or the industry in which North Star or Keystone operates or the result of the announcement of the Merger or actions taken in contemplation thereof.

    8.2 CONDITIONS OF OBLIGATION OF KEYSTONE. The obligation of Keystone to consummate the Merger is subject to the satisfaction prior to or upon the Closing of the following conditions, unless waived by Keystone.

           (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of North Star and the North Star Shareholders set forth in this Agreement, without regard to any qualification or reference to immateriality or "Material Adverse Effect," shall be true and correct in all respects as of the Closing Date (subject to SECTION 7.13), as though made on and as of such date (provided that those representations or warranties made as of a particular date need only be true and correct as of such date), except for any inaccuracies which, individually or in the aggregate, have not had, and would not have, a Material Adverse Effect on North Star. Keystone shall have received a certificate signed on behalf of North Star by the chief executive officer and the chief financial officer of North Star, and by the North Star Shareholders, to such effect.

           (b) PERFORMANCE OF OBLIGATIONS OF NORTH STAR AND THE NORTH STAR SHAREHOLDERS. North Star and the North Star Shareholders shall have performed in all material respects all obligations and covenants required to be performed by them under this Agreement prior to or as of the Closing Date, unless waived in writing by Keystone, and Keystone shall have received a certificate signed on behalf of North Star by the chief executive officer and the chief financial officer of North Star, certifying as to North Star's performance.

           (c) CONSENTS. The consents, approvals and authorizations described (or required to be described) on SCHEDULES 4.5 and 5.4 hereto shall have been obtained in form and in substance reasonably satisfactory to Keystone, except for such consents, approvals and authorizations with respect to which the failure to obtain would not have a Material Adverse Effect on either Keystone or the Surviving Corporation.

           (d) FAIRNESS OPINION. Keystone shall have received from the Keystone Financial Advisor an opinion dated the Effective Time in form and substance reasonably satisfactory to Keystone that the Merger and the other transactions contemplated by the Merger and this Agreement are fair to the shareholders of Keystone from a financial point of view; provided, however, that the condition set forth in this SECTION 8.2(d) shall be deemed satisfied if Keystone fails to use all commercially reasonable efforts to obtain such fairness opinion.

           (e) ACCOUNTING TREATMENT. Keystone shall have received from Ernst & Young LLP an opinion dated the Effective Time in form and substance reasonably satisfactory to Keystone that the Merger will receive "pooling" treatment for accounting purposes.

           (f) DISSENTING SHAREHOLDERS. Keystone shall have received evidence satisfactory to Keystone that (i) no holders of North Star Common Stock are entitled to dissent from the Merger and (ii) the holders of Keystone Common Stock entitled to dissent from the Merger do not hold, in the aggregate, more than 1% of the issued and outstanding shares of Keystone Common Stock.

           (g) BRAINERD INDEMNITY. Ronald G. Brown shall have executed and delivered to Keystone an environmental indemnification agreement substantially in the form of Exhibit 8.2(g) hereto.

    8.3 CONDITIONS OF OBLIGATION OF NORTH STAR. The obligation of North Star to effect the Merger is subject to the satisfaction prior to or upon the Closing of the following conditions, unless waived by North Star:

           (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Keystone set forth in this Agreement, without regard to any qualification or reference to immateriality or "Material Adverse Effect," shall be true and correct in all respects as of the Closing Date (subject to SECTION 7.13), as though made on and as of such date (provided that those representations or warranties made as of a particular date need only be true and correct as of such date), except for any inaccuracies which, individually or in the aggregate, have not had, and would not have, a Material Adverse Effect on Keystone. North Star shall have received a certificate signed on behalf of Keystone by the chief executive officer and the chief financial officer of Keystone to such effect.

           (b) PERFORMANCE OF OBLIGATIONS OF KEYSTONE. Keystone shall have performed in all material respects all obligations and covenants required to be performed by them under this Agreement prior to or as of the Closing Date, unless waived in writing by North Star and/or the North Star Shareholders, and North Star shall have received a certificate signed on behalf of Keystone by the chief executive officer and the chief financial officer of Keystone, certifying as to Keystone's performance.

           (c) CONSENTS. The consents, approvals and authorizations described (or required to be described) on SCHEDULES 4.5 and 5.4 hereto shall have been obtained in form and substance reasonably satisfactory to North Star, except for such consents, approvals and authorizations with respect to which the failure to obtain would not have a Material Adverse Effect on either Keystone or the Surviving Corporation.

           (d) REVIEW OF KEYSTONE SECURITIES. North Star shall have received a letter from Keystone's independent auditors or legal counsel indicating (i) the number of shares of Keystone Common Stock that have been authorized for issuance by the board of directors of Keystone as set forth in the minutes in the Keystone minute book and (ii) the number of shares of Keystone Common Stock subject to warrants and options to purchase them that have been authorized by the board of directors of Keystone as set forth in the minutes in the Keystone minute book.

           (e) RELEASE OF GUARANTY. Ronald G. Brown shall have been released from his personal guaranty of North Star's obligations to First Bank National Association.


                    ARTICLE IX - TERMINATION, AMENDMENT AND WAIVER

    9.1 TERMINATION. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval of this Agreement and the Merger by the shareholders of Keystone and North Star:

           (a)     by mutual written consent of Keystone and North Star; or

           (b) by either Keystone or North Star if either (i) the Effective Time shall not have occurred on or before March 28, 1997; provided, however, that the right to terminate this Agreement under this SECTION 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date, or (ii) there shall be any law that makes consummation of the Merger illegal or otherwise prohibited or if any court of competent jurisdiction or Governmental Entity shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and unappealable; provided that the party seeking to terminate this Agreement pursuant to this subsection (b)(ii) shall have complied with its obligations under SECTION 7.7 above; or

           (c) by North Star, if (i) the board of directors of Keystone withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to North Star or shall have resolved to do any of the foregoing, (ii) a tender offer or exchange offer for 25% or more of the outstanding shares of Keystone Common Stock is commenced, and the board of directors of Keystone, within ten (10) business days after such tender offer or exchange offer is so commenced, either fails to recommend against acceptance of such tender offer or exchange offer by its shareholders or takes no position with respect to the acceptance of such tender offer or exchange offer by its shareholders or (iii) any Person shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) shall have been formed which beneficially owns, or has the right to acquire beneficial ownership of, 25% or more of the then outstanding shares of Keystone Common Stock (excluding for this purpose holdings of shares by Persons or groups as currently reflected in filings with the SEC under Section 13(d)); or

           (d) by Keystone, if the board of directors of Keystone shall have withdrawn, modified or changed its recommendation of this Agreement and the Merger to the shareholders of Keystone as a result of a determination by a majority of such directors in good faith that failure to so withdrawn, modify or change such recommendation would be a breach of the fiduciary duty of such directors; or

           (e) by either Keystone or North Star, if its respective Shareholders' Meeting shall have been held and the shareholders of either North Star or Keystone shall have failed to approve the Merger or this Agreement at such meeting (including any adjournment or postponement thereof); or

           (f)     by North Star, in the event that any condition in
SECTION 8.1 or SECTION 8.3 is not satisfied or waived by March 28, 1997;

           (g) by Keystone, in the event that any condition in SECTION 8.1 or SECTION 8.2 is not satisfied or waived by March 28, 1997;

           (h)     by Keystone, pursuant to clause (a) of SECTION 7.13; or

           (i)     by North Star, pursuant to clause (b) of SECTION 7.13.

    9.2    CONSEQUENCES OF TERMINATION.

           (a) In the event Keystone terminates this Agreement other than in compliance with SECTION 9.1 above, or in the event North Star terminates this Agreement in compliance with the provisions of SECTION 9.1(b)(i) above because the Effective Time has not occurred on or before March 28, 1997 as a result of a material breach of this Agreement by Keystone, or in compliance with the provisions of SECTION 9.1(e), or pursuant to clause (b) of SECTION 7.13 or in compliance with the provisions of SECTION 9.1(f) to the extent arising from the failure of any condition under SECTION 8.3 or clause (i) of SECTION 8.1(a), Keystone shall reimburse North Star for its reasonable and documented fees and expenses (including reasonable attorney's fees and costs) incurred in connection with the transactions contemplated by this Agreement, in an aggregate amount not to exceed $100,000.

           (b) In the event North Star terminates this Agreement other than and in compliance with SECTION 9.1 above, or in the event Keystone terminates this Agreement in compliance with the provisions of SECTION 9.1(b)(i) above because the Effective Date has not occurred on or before March 28, 1997 as a result of a material breach of this Agreement by North Star or the North Star Shareholders, or in compliance with the provisions of SECTION 9.1(e), or pursuant to clause (a) of SECTION 7.13 or pursuant to SECTION 9.1(g) to the extent arising from the failure of any condition under SECTION 8.2 (other than subsection (d), (e) or (f) thereof) or clause (ii) of SECTION 8.1(a), North Star shall reimburse Keystone for its reasonable and documented fees and expenses (including reasonable attorney's fees and costs) incurred in connection with the transactions contemplated by this Agreement, in an aggregate amount not to exceed $100,000.

           (c) The remedies set forth in this SECTION 9.2 are intended to be the sole remedies of the parties in the event that either party terminates this Agreement for any reason.

    9.3 AMENDMENT. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

    9.4 WAIVER. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid if set forth in any instrument in writing signed by the party or parties to be bound thereby.


                            ARTICLE X - GENERAL PROVISIONS

    10.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties in this Agreement and in any instrument delivered pursuant to this Agreement shall survive the Merger.

    10.2 NOTICES. All notices, requests, claims, demands and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be deemed given if delivered personally, by facsimile, by certified mail (postage prepaid, return receipt requested) or sent by overnight courier (in each case, providing proof of delivery) to the parties at the following addresses and/or facsimile numbers set forth on the signature pages of this Agreement (or such other address or facsimile number for a party as shall be specified in like notice).

    10.3 ENTIRE AGREEMENT. This Agreement (including the Exhibits and Schedules hereto) and the other documents referenced herein contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior arrangements and understandings, both written and oral, with respect thereto.

    10.4 SEVERABILITY. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this

Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

    10.5 SUCCESSORS AND ASSIGNS. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto in each instance.

    10.6 PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

    10.7 ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of California or in a California state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of California or any California state court in the event any dispute arises out of this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than a federal court sitting in the State of California or a California state court.

    10.8 GOVERNING LAW. This Agreement shall be construed in accordance with and governed by the law of the State of California, without giving effect to the principles of conflict of laws thereof.

    10.9 COUNTERPARTS; EFFECTIVENESS. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

    10.10 FURTHER ASSURANCES. Each of the parties hereto covenants that it shall promptly do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register, any and all such further acts, documents, instruments and agreements as may reasonably be requested by any Other Party from time to time in order to carry out more effectively the purposes of this Agreement.

    10.11 ATTORNEY FEES. In the event of any dispute between the parties hereto, the prevailing party shall be entitled to recover its reasonable attorney fees and costs from the Other Party.


         [remainder of page intentionally left blank; signature page follows]

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                             KEYSTONE AUTOMOTIVE INDUSTRIES, INC.


                             By /S/ CHARLES J. HOGARTY
                                -----------------------------------------------
                                  Charles J. Hogarty, Chief Operating Officer


                             By /S/ VIRGIL K. BENTON II
                                -----------------------------------------------
                                  Virgil K. Benton II, Chief Executive Officer


                             NORTH STAR MERGER, INC.


                             By /S/ CHARLES J. HOGARTY
                                -----------------------------------------------
                                  Charles J. Hogarty, Chief Operating Officer


                             By /S/ VIRGIL K. BENTON II
                                -----------------------------------------------
                                  Virgil K. Benton II, Chief Executive Officer


                             NORTH STAR PLATING COMPANY


                             By /S/ RONALD G. BROWN
                                -----------------------------------------------
                                  Ronald G. Brown, President


                             By /S/ KIM D. WOOD
                                -----------------------------------------------
                                  Kim D. Wood, Vice President


                                /S/ RONALD G. BROWN
                                -----------------------------------------------
                                       RONALD G. BROWN


                                 /S/ KIM D. WOOD
                                -----------------------------------------------
                                       KIM D. WOOD

                                  Appendix B





                         Opinion of FMV Opinions, Inc.



                           (To Be Filed By Amendment)

                                                                  Appendix C

                                   VOTING AGREEMENT


    THIS VOTING AGREEMENT is made and effective as of December 6, 1996, by and among KEYSTONE AUTOMOTIVE INDUSTRIES, INC., a California corporation ("Keystone"), NORTH STAR PLATING COMPANY, a Minnesota corporation ("North Star"), VIRGIL K. BENTON II, CHARLES J. HOGARTY, AL A. RONCO, ROBERT L. BLANTON and JOHN M. PALUMBO (collectively, the "Shareholders" and individually, a "Shareholder") and RONALD G. BROWN ("Brown").

    A. Keystone and the Shareholders desire that Keystone, North Star Merger, Inc., a wholly owned subsidiary of Keystone (the "Subsidiary"), North Star and certain shareholders of North Star (the "North Star Shareholders") enter into that certain Agreement and Plan of Merger (as the same may be amended or supplemented, the "Merger Agreement"), pursuant to which, among other things,
(i) the Subsidiary will be merged with and into North Star (the "Merger"), (ii) all shares of the capital stock of North Star issued and outstanding immediately prior to the Merger will be converted into the right to receive an aggregate of 2,450,000 shares of the Common Stock of Keystone (or approximately 25.1% of the shares of the Common Stock of Keystone to be issued and outstanding immediately after the Merger) and (iii) Ronald G. Brown, a director, officer and principal shareholder of North Star, will become a director of Keystone.

    B. Keystone and the Shareholders are entering into this Agreement as a material inducement to North Star and the North Star Shareholders to enter into the Merger Agreement.

    C. Each Shareholder is an executive officer, director or principal shareholder of Keystone.

    NOW, THEREFORE, in consideration of the premises and of the respective representations, warranties, covenants, agreements and conditions contained herein and in the Merger Agreement, and intending to be legally bound hereby, the parties agree as follows:

    1. REPRESENTATIONS AND WARRANTIES. Each Shareholder hereby represents and warrants to Keystone as follows:

         (a) The Shareholder is the holder of record, and has the sole power to vote, or to direct the voting of, and to dispose of, or to direct the disposition of, that number of shares of the Common Stock of Keystone set forth opposite such Shareholder's name on SCHEDULE A hereto, except as otherwise expressly set forth on such schedule.

         (b) The Shareholder has the legal right, power, capacity and authority to execute, deliver and perform this Agreement without obtaining the approval or consent of any person, and this Agreement is the legal, valid and binding obligation of the Shareholder and is enforceable against the Shareholder in accordance with its terms.

         (c) Neither the execution and delivery of this Agreement nor the consummation by the Shareholder of the transactions contemplated hereby (i) will result in a violation of, constitute a default under, conflict with or require any consent, approval or notice under, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind, or any judgment, order, decree, statute, law, rule or regulation, to which the Shareholder is a party or by which the Shareholder is bound or (ii) will result in the creation or imposition of any lien, claim, charge, security interest, encumbrance or restriction on any shares of the capital stock of Keystone. If the Shareholder is married and any shares of the capital stock of Keystone held by the Shareholder constitute community property, this Agreement has been duly executed and delivered by, and constitutes the legal, valid and binding agreement of, the Shareholder's spouse, enforceable against such person in accordance with its terms.

         (d) No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby or by the Merger Agreement based upon arrangements made by or on behalf of the Shareholder.

         (e) The Shareholder understands and acknowledges that North Star and the North Star Shareholders are entering into the Merger Agreement in reliance upon the Shareholder's execution and delivery of this Agreement. The Shareholder acknowledges that the irrevocable proxy set forth in Section 4 is granted in consideration for the execution and delivery of the Merger Agreement by North Star and the North Star Shareholders.

    2. VOTING OF KEYSTONE SHARES. Each Shareholder hereby covenants and agrees as follows:

         (a) At any meeting of shareholders of Keystone called to vote upon the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement, or at any adjournment thereof, or in any other circumstances in which a vote, consent or other approval with respect to the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement is sought, the Shareholder shall vote (or cause to be voted) all shares of the capital stock of Keystone as to which he has the sole or shared voting power, as of the record date established to determine the persons who have the right to vote at such meeting or to grant such vote, consent or approval, in favor of the Merger, the execution and delivery by Keystone of the Merger Agreement and the approval of the terms of the Merger Agreement, the Merger and each other transaction contemplated by the Merger Agreement.

         (b) At any meeting of shareholders of Keystone, or at any adjournment thereof, or in any other circumstances in which the vote, consent or other approval of shareholders of Keystone is sought, the Shareholder shall vote (or cause to be voted) all shares of the capital stock of Keystone as to which he has the sole or shared voting power as of the record date established to determine the persons who have the right to vote at such meeting or to grant such vote, consent or the approval against any proposal or transaction involving Keystone, which proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (a "Competing Transaction").

         (c) The Shareholder shall retain at all times the right to vote any shares of the capital stock of North Star, in his sole discretion, on all matters (other than those set forth in this Section 2) which are at any time or from time to time presented to the shareholders of Keystone generally.

         (d) The Shareholder shall not, without the prior written consent of North Star in each instance, take any action that would alter or affect in any way the right to vote any shares of the capital stock of Keystone as to which the Shareholder has the sole or shared voting power, including, but not limited to, (i) transferring (whether by sale, gift, pledge or otherwise), or consenting to the transfer of, any interest in any such shares, (ii) entering into any contract, option or other agreement or understanding with respect to the voting of such shares, (iii) granting any proxy, power of attorney or other authorization in or with respect to the voting of such shares or (iv) depositing such shares into a voting trust or entering into a voting agreement or arrangement with respect thereto.

         (e) At any meeting of shareholders of Keystone called to elect directors of Keystone, or at any adjournment thereof, or in any other circumstances in which a vote with respect to the election of directors is sought, the Shareholder shall vote (or cause to be voted) all shares of the capital stock of Keystone as to which he has the sole or shared voting power, as of the date established to determine the persons who have the right to vote at such meeting, in favor of the election of Ronald G. Brown as a director of Keystone.

    3. RECOMMENDATIONS TO SHAREHOLDERS. Each Shareholder, who is a director of Keystone, in his capacity as a director, (i) shall recommend to the shareholders of Keystone that they approve the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement at the Keystone Meeting or at any other meeting of the shareholders of Keystone, or in any other circumstances in which the vote, consent or approval of shareholders of Keystone is sought with respect thereto, and (ii) shall advise the shareholders of Keystone to reject any Competing Transaction; PROVIDED, however, that a Shareholder shall not be obligated to take any action specified in clause (ii) if the Board of Directors of Keystone is advised in writing by Manatt, Phelps & Phillips, LLP (or such other counsel as is reasonably acceptable to North Star) that such action would conflict with the proper discharge of his fiduciary duties under applicable law.

    4.   GRANT OF IRREVOCABLE PROXY.

         (a) Each Shareholder hereby irrevocably grants to, and appoints, North Star and Ronald G. Brown, the President of North Star, and Kim D. Wood, a Vice President of North Star, in their respective capacities as officers of North Star, and any individual who hereafter shall succeed to any such office of North Star, and each of them individually, the Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder to vote all shares of the capital stock of Keystone as to which the Shareholder has the sole or shared voting power, or to grant a consent or approval in respect of such shares, (i) in favor of the Merger, the execution and delivery of the Merger Agreement and the approval of the terms thereof and of each other transaction contemplated by the Merger Agreement and
(ii) against any Competing Transaction.

         (b) Each Shareholder hereby represents that any proxies heretofore given in respect of any shares of the capital stock of Keystone are not irrevocable, and that any such proxies hereby are revoked.

         (c) Each Shareholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Shareholder under this Agreement. Each Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Each Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof.

    5. LEGEND. Each Shareholder shall stamp, print or type, or shall cause to be stamped, printed or typed, the following legend on the face of any certificate evidencing shares of the Common Stock or other securities of Keystone held by such Shareholder:

              "THE VOTING OF THE SECURITIES REPRESENTED BY THIS
         CERTIFICATE IS SUBJECT TO A VOTING AGREEMENT DATED AS OF DECEMBER 6, 1996, A COPY OF WHICH IS ON FILE AT THE OFFICES OF THE COMPANY."

    6. TERMINATION. All rights and obligations of the parties under this Agreement shall terminate upon the date upon which the Merger Agreement is terminated in accordance with Section 9.1 thereof.

    7. SUCCESSORS AND ASSIGNS. Neither this Agreement nor any of the rights or duties hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of each other party. Any assignment in violation of the foregoing shall be void. This Agreement and the obligations of a Shareholder hereunder shall attach to all shares of the capital stock of Keystone now held or hereafter acquired by such Shareholder and, except for the obligations set forth in Section 2(e), shall inure to the benefit of and shall be binding upon any person to which legal or beneficial ownership of such shares shall pass, whether by operation of law or otherwise, including, but not limited to, the Shareholder's permitted heirs, representatives, successors or assigns. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Keystone, or the acquisition of any interest in additional shares of the capital stock of Keystone by any Shareholder, the number of shares subject to the terms of this Agreement shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any interest in any additional shares of the capital stock of Keystone issued to or acquired by such Shareholder.

    8.   INDEMNIFICATION.

         (a) Each party hereto shall indemnify each other party hereto and hold it harmless against and in respect of any and all payments, damages, demands, claims, losses, expenses, costs, obligations and liabilities (including, but not limited to, reasonable attorneys' fees and costs) which arise or result from or are related to any breach by such indemnifying party or failure by such indemnifying party to perform any of its representations, warranties, commitments, obligations, covenants or conditions hereunder. Consummation of the transactions contemplated hereby shall not be deemed or construed to be a waiver of any right or remedy of the indemnified party nor shall this section or any other provision of this Agreement be deemed or construed to be a waiver of any ground of defense by the indemnified party.

         (b) The party indemnified hereunder (the "Indemnitee") shall promptly notify the indemnifying party (the "Indemnitor") of the existence of any claim, demand or other matter involving liabilities to third parties to which the Indemnitor's indemnification obligations would apply and shall give the Indemnitor a reasonable opportunity to defend the same at its own expense and with counsel of its own selection (who shall be approved by the Indemnitee, which approval shall not be unreasonably withheld); PROVIDED, however, that the Indemnitee at all times also shall have the right to fully participate in the defense at its own expense. If the Indemnitor within a reasonable time after such notice fails to defend such claim, or fails to pursue such defense vigorously once commenced, the Indemnitee shall have the right, but not the obligation, to undertake the defense of, and to compromise or settle (exercising reasonable business judgment), the claim or other matter on behalf, for the account and at the risk and expense of the Indemnitor. Except as provided in the preceding sentence, the Indemnitee shall not compromise or settle the claim or other matter without the prior written consent of the Indemnitor in each instance. If the claim is one that cannot by its nature be defended solely by the Indemnitor, the Indemnitee shall make available all information and assistance that the Indemnitor reasonably may request; PROVIDED, however, that any associated expenses shall be paid by the Indemnitor.

    9. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. All representations, warranties and agreements made by the parties hereto in this Agreement (including, but not limited to, statements contained in any schedule or certificate or other instrument delivered by or on behalf of any party hereto or in connection with the transactions contemplated hereby) shall survive the date hereof and any investigations, inspections, examinations or audits made by or on behalf of any party.

    10. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, relating to the subject matter of this Agreement. No supplement, modification, waiver or termination of this Agreement shall be valid unless executed by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

    11. NOTICES. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given (i) if personally delivered, when so delivered, (ii) if mailed, one (1) week after having been placed in the mail, registered or certified, postage prepaid, addressed to the party to whom it is directed at the address set forth on the signature page hereof or (iii) if given by telex or telecopier, when such notice or other communication is transmitted to the telex or telecopier number specified on the signature page hereof and the appropriate answer back or telephonic confirmation is received. Any party may change the address to which such notices are to be addressed by giving the other parties notice in the manner herein set forth.

    12. GOVERNING LAW. The validity, construction and interpretation of this Agreement shall be governed in all respects by the laws of the State of California applicable to contracts made and to be performed wholly within that State.

    13. HEADINGS. Section and subsection headings are not to be considered part of this Agreement and are included solely for convenience and reference and in no way define, limit or describe the scope of this Agreement or the intent of any provisions hereof.

    14. ATTORNEYS' FEES. In the event any party takes legal action to enforce any of the terms of this Agreement, the unsuccessful party to such action shall pay the successful party's expenses (including, but not limited to, attorneys' fees and costs) incurred in such action.

    15. THIRD PARTIES. Nothing in this Agreement, expressed or implied, is intended to confer upon any person other than the parties hereto and their successors and assigns any rights or remedies under or by reason of this Agreement.

    16. INJUNCTIVE RELIEF. Keystone and the Shareholders each hereby acknowledge and agree that the obligations of the Shareholders hereunder are unique and North Star would not have an adequate remedy at law for money damages in the event of the breach or threatened breach of any provision of this Agreement. Accordingly, North Star shall be entitled to temporary and injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, to enforce such provisions without the necessity of proving actual damages or being required to post any bond or undertaking in connection with any such action. This provision with respect to injunctive relief shall not diminish, however, the right of North Star to any other relief or to claim and recover damages.

    17. COUNTERPARTS. This Agreement may be executed simultaneously in two or more counterparts, each one of which shall be deemed an original, but all of which shall constitute one and the same instrument.

    18. FURTHER ASSURANCES. Each party hereto shall, from time to time at and after the date hereof, execute and deliver such instruments, documents and assurances and take such further actions as the other party may reasonably request to carry out the purpose and intent of this Agreement.

    19.  JURISDICTION.

         (a) Each party hereto irrevocably submits to the non-exclusive jurisdiction of any court of the State of California or the United States of America sitting in the City of Los Angeles over any suit, action or proceeding arising out of or relating to this Agreement. To the fullest extent it may effectively do so under applicable law, each party irrevocably waives and agrees not to assert, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the establishment of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

         (b) Each party hereto agrees, to the fullest extent it may effectively do so under applicable law, that a judgment in any suit, action or proceeding of the nature referred to hereinabove brought in any such court shall be conclusive and binding upon such person and its successors and assigns and may be enforced in the courts of the United States of America or the State of California (or any other courts to the jurisdiction of which such person is or may be subject) by a suit upon such judgment.

         (c) Each party hereto consents to process being served in any suit, action or proceeding of the nature referred to hereinabove by mailing a copy thereof by registered or certified mail, postage prepaid, return receipt requested, to the address of the other set forth in Section 11. Each party agrees that such service (i) shall be deemed in every respect effective service of process upon such person in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by law, be taken and held to be valid personal service upon and personal delivery to such person.

    20. DEFINED TERMS. Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to them in the Merger Agreement.

    21. SEVERABLE PROVISIONS. If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

    IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Agreement as of the day and year first above written.

    KEYSTONE:                KEYSTONE AUTOMOTIVE INDUSTRIES, INC.


                             By \s\ Charles J. Hogarty
                               ------------------------------------------------
                                  Charles J. Hogarty, Chief Operating Officer
                                  700 East Bonita Avenue
                                  Pomona, California 91767


    NORTH STAR:              NORTH STAR PLATING COMPANY


                             By \s\ Ronald G. Brown
                               ------------------------------------------------
                                  Ronald G. Brown, President
                                  3621 Marshall Street, N.E.
                                  Minneapolis, Minnesota 55418

    SHAREHOLDERS:

                             \s\ Virgil K. Benton II
                             --------------------------------------------------
                             VIRGIL K. BENTON II


                             \s\ Robert L. Blanton
                             --------------------------------------------------
                             ROBERT L. BLANTON

                             \s\ Charles J. Hogarty
                             --------------------------------------------------
                             CHARLES J. HOGARTY


                             \s\ John M. Palumbo
                             --------------------------------------------------
                             JOHN M. PALUMBO


                             \s\ Al A. Ronco
                             --------------------------------------------------
                             AL A. RONCO


    BROWN:                   \s\ Ronald G. Brown
                             --------------------------------------------------
                             RONALD G. BROWN

                                   SPOUSAL CONSENT

         I am the spouse of __________________, a Shareholder in the above Agreement. I understand that I may consult independent legal counsel as to the effect of this Agreement and the consequences of my execution of this Agreement and, to the extent I felt it necessary, I have discussed it with legal counsel. I hereby confirm this Agreement and agree that it shall bind my interest in the Shares, if any.



                                       -------------------------------
                                            (Print Name)



                                       -------------------------------
                                            (Signature)

                                                                 Appendix D


                            REGISTRATION RIGHTS AGREEMENT


    THIS REGISTRATION RIGHTS AGREEMENT is made and effective as of __________ __, 1997, by and among KEYSTONE AUTOMOTIVE INDUSTRIES, INC., a California corporation ("Keystone"), and the persons whose names appear on the signature page under the caption "Shareholders" (collectively, the "Shareholders" and individually a "Shareholder").

    A. The Shareholders own substantially all the issued and outstanding shares of the capital stock of North Star Plating Company, a Minnesota corporation ("North Star").

    B. Pursuant to that certain Agreement and Plan of Merger dated as of December 6, 1996, by and among Keystone, North Star Merger, Inc., a wholly owned subsidiary of Keystone (the "Subsidiary"), North Star and certain shareholders of North Star, among other things, (i) the Subsidiary will be merged with and into North Star (the "Merger"), (ii) all shares of the capital stock of North Star issued and outstanding immediately prior to the Merger will be converted into the right to receive an aggregate of 2,450,000 shares of the Common Stock of Keystone (or approximately 25.1% of the shares of the Common Stock of Keystone to be issued and outstanding immediately after the Merger) and (iii) Ronald G. Brown, a director, officer and principal shareholder of North Star, will become a director of Keystone.

    NOW, THEREFORE, in consideration of the premises and of the respective representations, warranties, covenants, agreements and conditions contained herein and in the Merger Agreement, and intending to be legally bound hereby, the parties agree as follows:

    1.   GRANT OF REGISTRATION RIGHTS.

         (a) Whenever Keystone proposes to register any of its securities under the Securities Act of 1933, as amended (the "Securities Act"), and the registration form to be used therefor may be used for the registration of the Common Stock of Keystone (other than Forms S-8 or S-4 or any successor thereto), Keystone shall give prompt written notice to all holders of the shares of the Common Stock of Keystone issued in exchange for shares of the Common Stock of North Star pursuant to the Merger Agreement (collectively, the "Registerable Shares") of its intention to effect such a registration and, subject to the terms and conditions contained in this Agreement, shall include in such registration up to 600,000 Registerable Shares (subject to adjustment in the event of a stock split, stock combination or recapitalization of Keystone) with respect to which Keystone has received written requests for inclusion therein within five (5) days after Keystone has given the notice required by this
Section 1(a).

         (b) If a registration subject to Section 1(a) is an underwritten registration, and the managing underwriters advise Keystone in writing that in their opinion the number of securities to be included in such registration exceeds the number which can be sold in such offering, Keystone shall include in such registration (i) first, the securities Keystone proposes to sell, (ii) second, such number of the Registerable Shares (up to 600,000, subject to adjustment in the event of a stock split, stock combination or recapitalization of Keystone) requested to be included in such registration as the managing underwriters believe can be sold in such offering, pro rata among the holders of such Registerable Shares on the basis of the number of Registerable Shares owned by each such holder and (iii) third, other securities requested to be included in such registration; PROVIDED, however, that the Shareholders shall have the right to include any Registerable Shares which are thus excluded from such registration in the next registration statement of Keystone under the Securities Act which may be used for the registration of the Common Stock of Keystone (other than Forms S-8 or S-4), all on the terms and conditions set forth in this Agreement applicable to the initial exercise by the Shareholders of registration rights hereunder.

         (c) Except as expressly provided in the proviso to Section 1(b), notwithstanding anything to the contrary contained in this Agreement, Keystone shall be required to give notice to the holders of Registerable Shares of a registration, and to include therein Registerable Shares, only with respect to the first registration of the securities of Keystone occurring after the Merger.

    2.   GENERAL.

         (a) Keystone shall indemnify, to the extent permitted by law, each holder of Registerable Shares included in any registration statement pursuant to
Section 1(a), its officers and directors and each person who controls such holder (within the meaning of the Securities Act of 1933, as amended) against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to Keystone by such holder expressly for use therein or by such holder's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after Keystone has furnished such holder with a sufficient number of copies of the same.

         (b) Each holder of Registerable Shares included in any registration statement pursuant to Section 1(a) shall indemnify, to the extent permitted by law, Keystone, its officers and directors and each person who controls Keystone (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent the same are caused by or contained in any information furnished in writing to Keystone by such holder expressly for use therein or by such holder's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after Keystone has furnished such holder with a sufficient number of copies of the same. In connection with an underwritten offering, such holder shall indemnify the underwriters, their officers and directors and each person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of Keystone.

         (c) With respect to each inclusion of Registerable Shares in a registration statement pursuant to Section 1(a), all fees, costs and expenses of and incidental to such registration and public offering in connection therewith shall be borne by Keystone; PROVIDED, however, that holders participating in any such registration shall bear their pro rata share of the underwriting discount and commissions and shall bear their own legal and accounting expenses incurred in reviewing independent of Keystone the registration statement or prospectus.

         (d) Any Registerable Shares which are included in an underwritten registration pursuant to Section 1(a) shall be sold by the holder thereof pursuant to the terms of the underwriting agreement among Keystone, the managing underwriters and the holders of the securities included in such registration.

    3. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. All representations, warranties and agreements made by the parties hereto in this Agreement (including, but not limited to, statements contained in any schedule or certificate or other instrument delivered by or on behalf of any party hereto or in connection with the transactions contemplated hereby) shall survive the date hereof and any investigations, inspections, examinations or audits made by or on behalf of any party.

    4. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, relating to the subject matter of this Agreement. No supplement, modification, waiver or termination of this Agreement shall be valid unless executed by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

    5. NOTICES. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given (i) if personally delivered, when so delivered, (ii) if mailed, one (1) week after having been placed in the mail, registered or certified, postage prepaid, addressed to the party to whom it is directed at the address set forth on the signature page hereof or (iii) if given by telex or telecopier, when such notice or other communication is transmitted to the telex or telecopier number specified on the signature page hereof and the appropriate answer back or telephonic confirmation is received. Any party may change the address to which such notices are to be addressed by giving the other parties notice in the manner herein set forth.

    6. GOVERNING LAW. The validity, construction and interpretation of this Agreement shall be governed in all respects by the laws of the State of California applicable to contracts made and to be performed wholly within that State.

    7. HEADINGS. Section and subsection headings are not to be considered part of this Agreement and are included solely for convenience and reference and in no way define, limit or describe the scope of this Agreement or the intent of any provisions hereof.

    8. ATTORNEYS' FEES. In the event any party takes legal action to enforce any of the terms of this Agreement, the unsuccessful party to such action shall pay the successful party's expenses (including, but not limited to, attorneys' fees and costs) incurred in such action.

    9. THIRD PARTIES. Nothing in this Agreement, expressed or implied, is intended to confer upon any person other than the parties hereto and their successors and assigns any rights or remedies under or by reason of this Agreement.

    10. INJUNCTIVE RELIEF. Each party hereby acknowledges and agrees that it would be difficult to fully compensate the other party for damages resulting from the breach or threatened breach of any provision of this Agreement and, accordingly, that each party shall be entitled to temporary and injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, to enforce such provisions without the necessity of proving actual damages or being required to post any bond or undertaking in connection with any such action. This provision with respect to injunctive relief shall not diminish, however, the right of either party to any other relief or to claim and recover damages.

    11. COUNTERPARTS. This Agreement may be executed simultaneously in two or more counterparts, each one of which shall be deemed an original, but all of which shall constitute one and the same instrument.

    12. FURTHER ASSURANCES. Each party hereto shall, from time to time at and after the date hereof, execute and deliver such instruments, documents and assurances and take such further actions as the other party may reasonably request to carry out the purpose and intent of this Agreement.

    13.  JURISDICTION.

         (a) Each party hereto irrevocably submits to the non-exclusive jurisdiction of any court of the State of California or the United States of America sitting in the City of Los Angeles over any suit, action or proceeding arising out of or relating to this Agreement. To the fullest extent it may effectively do so under applicable law, each party irrevocably waives and agrees not to assert, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the establishment of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

         (b) Each party hereto agrees, to the fullest extent it may effectively do so under applicable law, that a judgment in any suit, action or proceeding of the nature referred to hereinabove brought in any such court shall be conclusive and binding upon such person and its successors and assigns and may be enforced in the courts of the United States of America or the State of California (or any other courts to the jurisdiction of which such person is or may be subject) by a suit upon such judgment.

         (c) Each party hereto consents to process being served in any suit, action or proceeding of the nature referred to hereinabove by mailing a copy thereof by registered or certified mail, postage prepaid, return receipt requested, to the address of the other set forth in Section 16. Each party agrees that such service (i) shall be deemed in every respect effective service of process upon such person in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by law, be taken and held to be valid personal service upon and personal delivery to such Person.

    14. SEVERABLE PROVISIONS. If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

    IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Agreement as of the day and year first above written.

    KEYSTONE:                KEYSTONE AUTOMOTIVE INDUSTRIES, INC.


                             By
                                -----------------------------------
                                  Charles J. Hogarty, Chief Operating Officer
                                  700 East Bonita Avenue
                                  Pomona, California 91767


    SHAREHOLDERS:

                             -------------------------------------
                             RONALD G. BROWN
                             2001 Crestview Lane
                             Brainerd, Minnesota  56401
                             Number of shares:  4,272.2625

                             -------------------------------------
                             KIM D. WOOD
                             12415 44th Avenue, North
                             Plymouth, Minnesota 55442
                             Number of shares:  357.75



                             -------------------------------------
                             KAREN WOOD
                             12415 44th Avenue, North
                             Plymouth, Minnesota 55442
                             Number of shares:  112.75



                             -------------------------------------
                             Kim D. Wood as Trustee under the Kathryn
                             Wood Irrevocable Trust Agreement dated
                             August 15, 1990
                             12415 44th Avenue, North
                             Plymouth, Minnesota 55442
                             Number of shares:  112.75



                             -------------------------------------
                             Kim D. Wood as Trustee under the Kristine
                             Wood Irrevocable Trust Agreement dated
                             August 15, 1990
                             12415 44th Avenue, North
                             Plymouth, Minnesota 55442
                             Number of shares:  112.75

                                                                 Appendix E


                                 AFFILIATE AGREEMENT


    THIS AFFILIATE AGREEMENT is made and effective as of December 6, 1996, by and among KEYSTONE AUTOMOTIVE INDUSTRIES, INC., a California corporation ("Keystone"), NORTH STAR PLATING COMPANY, a Minnesota corporation ("North Star"), and RONALD G. BROWN and KIM D. WOOD (collectively, the "Shareholders" and individually, a "Shareholder").

    A. North Star and the Shareholders desire that Keystone, North Star Merger, Inc., a wholly owned subsidiary of Keystone (the "Subsidiary"), North Star and certain shareholders of North Star enter into that certain Agreement and Plan of Merger (as the same may be amended or supplemented, the "Merger Agreement"), pursuant to which, among other things, (i) the Subsidiary will be merged with and into North Star (the "Merger"), (ii) all shares of the capital stock of North Star issued and outstanding immediately prior to the Merger will be converted into the right to receive an aggregate of 2,450,000 shares of the Common Stock of Keystone (or approximately 25.1% of the shares of the Common Stock of Keystone to be issued and outstanding immediately after the Merger) and
(iii) Ronald G. Brown, a director, officer and principal shareholder of North Star, will become a director of Keystone.

    B. North Star and the Shareholders are entering into this Agreement (i) as a material inducement to Keystone to enter into, and to cause the Subsidiary to enter into, the Merger Agreement and (ii) to ensure pooling-of-interests accounting treatment for the Merger.

    C. Ronald G. Brown and Kim D. Wood are the President and the Vice President, Secretary and Treasurer, respectively, of North Star and are the sole directors and the holders of an aggregate of 4,630.0125 shares of the Common Stock of North Star (or approximately 68.5% of the shares of the Common Stock of North Star issued and outstanding on the date hereof).

    NOW, THEREFORE, in consideration of the premises and of the respective representations, warranties, covenants, agreements and conditions contained herein and in the Merger Agreement, and intending to be legally bound hereby, the parties agree as follows:

    1. REPRESENTATIONS AND WARRANTIES. Each Shareholder hereby represents and warrants to Keystone as follows:

         (a) The Shareholder is, and since at least January 1, 1995 has been, the holder of record, and has, as since at least January 1, 1995 has had, the sole power to vote, or to direct the voting of, and to dispose of, or to direct the disposition of, that number of shares of the Common Stock of North Star set forth below such Shareholder's name on the signature page hereof. Except for such shares, the Shareholder has no right, title or interest of any kind whatsoever in any shares of the capital stock or other securities of North Star and, since January 1, 1995, the Shareholder has not engaged in the sale, exchange, transfer, redemption, reduction in any way of his risk of ownership, short sale or other disposition, directly or indirectly, of any interest in any shares of the capital stock or other securities of North Star.

         (b) All shares of the capital stock of North Star held by the Shareholder are free and clear of all (i) liens, claims, charges, encumbrances, security interests, equities, restrictions on transfer or any other defects in title of any kind or description whatsoever and (ii) preemptive rights, options, proxies, voting trusts or other agreements, understandings or arrangements regarding the voting or the disposition of such shares, except for any such encumbrances or proxies arising hereunder.

         (c) The Shareholder has the legal right, power, capacity and authority to execute, deliver and perform this Agreement without obtaining the approval or consent of any person, and this Agreement is the legal, valid and binding obligation of the Shareholder and is enforceable against the Shareholder in accordance with its terms.

         (d) Neither the execution and delivery of this Agreement nor the consummation by the Shareholder of the transactions contemplated hereby (i) will result in a violation of, constitute a default under, conflict with or require any consent, approval or notice under, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind, or any judgment, order, decree, statute, law, rule or regulation, to which the Shareholder is a party or by which the Shareholder is bound or (ii) will result in the creation or imposition of any lien, claim, charge, security interest, encumbrance or restriction on any shares of the capital stock of North Star. If the Shareholder is married and any shares of the capital stock of North Star held by the Shareholder constitute community property, this Agreement has been duly executed and delivered by, and constitutes the legal, valid and binding agreement of, the Shareholder's spouse, enforceable against such person in accordance with its terms.

         (e) No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby or by the Merger Agreement based upon arrangements made by or on behalf of the Shareholder.

         (f) The Shareholder understands and acknowledges that Keystone is entering into, and is causing the Subsidiary to enter into, the Merger Agreement in reliance upon the Shareholder's execution and delivery of this Agreement.
The Shareholder acknowledges that the irrevocable proxy set forth in Section 7 is granted in consideration for the execution and delivery of the Merger Agreement by Keystone and the Subsidiary.

    2. VOTING OF NORTH STAR SHARES. Each Shareholder hereby covenants and agrees as follows:

         (a) At any meeting of shareholders of North Star called to vote upon the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement, or at any adjournment thereof, or in any other circumstances in which a vote, consent or other approval with respect to the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement is sought, the Shareholder shall vote (or cause to be voted) all shares of the capital stock of North Star as to which he has the sole or shared voting power, as of the record date established to determine the persons who have the right to vote at such meeting or to grant such vote, consent or approval, in favor of the Merger, the execution and delivery by North Star of the Merger Agreement and the approval of the terms of the Merger Agreement, the Merger and each other transaction contemplated by the Merger Agreement.

         (b) At any meeting of shareholders of North Star, or at any adjournment thereof, or in any other circumstances in which the vote, consent or other approval of shareholders of North Star is sought, the Shareholder shall vote (or cause to be voted) all shares of the capital stock of North Star as to which he has the sole or shared voting power as of the record date established to determine the persons who have the right to vote at such meeting or to grant such vote, consent or the approval against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale or acquisition of any debt or equity security or of any assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by North Star or (ii) any amendment of North Star's Articles of Incorporation or Bylaws or (iii) any other proposal or transaction involving North Star, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (each of the foregoing matters set forth in clause (i), (ii) or (iii) above, a "Competing Transaction").

         (c) The Shareholder shall retain at all times the right to vote any shares of the capital stock of North Star, in his sole discretion, on all matters (other than those set forth in this Section 2) which are at any time or from time to time presented to the shareholders of North Star generally.

         (d) The Shareholder shall not, without the prior written consent of Keystone in each instance, take any action that would alter or affect in any way the right to vote any shares of the capital stock of North Star as to which the Shareholder has the sole or shared voting power, including, but not limited to,
(i) transferring (whether by sale, gift, pledge or otherwise), or consenting to the transfer of, any interest in any such shares, (ii) entering into any contract, option or other agreement or understanding with respect to the voting of such shares, (iii) granting any proxy, power of attorney or other authorization in or with respect to the voting of such shares or (iv) depositing such shares into a voting trust or entering into a voting agreement or arrangement with respect thereto.

    3. RECOMMENDATIONS TO SHAREHOLDERS. Each Shareholder, in his capacity as a director of North Star, (i) shall recommend to the shareholders of North Star that they approve the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement at the North Star Meeting or at any other meeting of the shareholders of North Star, or in any other circumstances in which the vote, consent or approval of shareholders of North Star is sought with respect thereto, and (ii) shall advise the shareholders of North Star to reject any Competing Transaction; PROVIDED, however, that a Shareholder shall not be obligated to take any action specified in clause (ii) if the Board of Directors of North Star is advised in writing by Fredrickson & Byron, P.A. (or such other counsel as is reasonably acceptable to Keystone) that such action would conflict with the proper discharge of his fiduciary duties under applicable law.

    4. ACCOUNTING TREATMENT. Notwithstanding any other provision of this Agreement to the contrary, a Shareholder shall not take any action which, either alone or together with any action by any other person, could preclude Keystone from accounting for the business combination to be effected by the Merger as a pooling of interests, including, but not limited to, (i) selling, assigning, transferring or otherwise disposing of any shares of the capital stock or other securities of North Star prior to the Merger, (ii) selling, assigning, transferring or otherwise disposing of any interest in any shares of the Common Stock of Keystone to be received by such Shareholder in the Merger or (iii) taking any other action which, either alone or together with any other action by any other person, could in any way reduce such Shareholder's risk of ownership or investment in any shares of the capital stock of North Star prior to the Merger or of Keystone received by such Shareholder in the Merger; PROVIDED, however, that the restrictions on the shares of Keystone received in the Merger shall terminate upon Keystone's publication of financial results covering a period of at least thirty (30) days of combined operations of Keystone and North Star following the Effective Time.

    5. COMPETING TRANSACTIONS. Each Shareholder shall refrain, and shall cause any investment banker, attorney or other adviser or representative of the Shareholder or North Star to refrain, directly or indirectly, from (i) soliciting, initiating or encouraging the submission of any Competing Transaction or (ii) participating in any discussions or negotiations regarding, or furnishing to any person any information with respect to, or taking any other action to facilitate any inquiries or the making of any Competing Transaction; PROVIDED, however, that a Shareholder who is a director or officer of North Star may take any such action if, but only if, the Board of Directors of North Star is advised in writing by Fredrickson & Byron, P.A. (or such other counsel as is reasonably acceptable to Keystone) that the failure of a director or officer to take such action would conflict with the proper discharge of his fiduciary duties under applicable law.

    6. EXCHANGE OF STOCK. Upon the satisfaction or waiver of the conditions to the obligation of North Star to consummate the Merger, which conditions are set forth in Article VIII of the Merger Agreement, each Shareholder shall exchange all shares of the capital stock of North Star held by him for the consideration provided in the Merger Agreement.

    7.   GRANT OF IRREVOCABLE PROXY.

         (a) Each Shareholder hereby irrevocably grants to, and appoints, Keystone and Charles J. Hogarty, the Chief Operating Officer of Keystone, and John M. Palumbo, a Vice President of Keystone, in their respective capacities as officers of Keystone, and any individual who hereafter shall succeed to any such office of Keystone, and each of them individually, the Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder to vote all shares of the capital stock of North Star as to which the Shareholder has the sole or shared voting power, or to grant a consent or approval in respect of such shares, (i) in favor of the Merger, the execution and delivery of the Merger Agreement and the approval of the terms thereof and of each other transaction contemplated by the Merger Agreement and (ii) against any Competing Transaction.

         (b) Each Shareholder hereby represents that any proxies heretofore given in respect of any shares of the capital stock of North Star are not irrevocable, and that any such proxies hereby are revoked.

         (c) Each Shareholder hereby affirms that the irrevocable proxy set forth in this Section 7 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Shareholder under this Agreement. Each Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Each Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable and coupled with an interest in accordance with the provisions of
Section 302 A.449 subd. 2 of the Minnesota Business Corporation Act.

    8.   RESTRICTIONS ON DISPOSITION OF KEYSTONE SHARES.

         (a) Each Shareholder acknowledges that he has been advised that (i) the Merger constitutes a transaction covered by Rule 145 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), (ii) prior to the Merger such Shareholder may be deemed to be an "affiliate" of North Star within the meaning of Rule 145, (iii) after the Merger, such Shareholder may be deemed to be an "affiliate" of Keystone and (iv) the transfer of any shares of the Common Stock of Keystone held by such Shareholder, whether received by him in the Merger or otherwise, may be restricted.

         (b) A Shareholder shall not sell, transfer, pledge, hypothecate or otherwise dispose of any interest in any shares of the capital stock or other securities of Keystone, including, but not limited to, any shares of Common Stock received in the Merger or any securities which may be issued as a dividend or otherwise distributed thereon or with respect thereto or issued or delivered in exchange or substitution therefor, unless (i) such sale, transfer or disposition is effected pursuant to an effective registration statement under, and in compliance with, the Securities Act or (ii) such

Shareholder shall deliver to Keystone an opinion of legal counsel, which opinion shall be in form or substance reasonably satisfactory to Keystone, to the effect that such sale, transfer or disposition is exempt from the registration requirements of the Securities Act; PROVIDED, however, that the Shareholder may make bona fide gifts or distributions without consideration of such securities so long as the recipients thereof agree not to sell, transfer or otherwise dispose of such securities except as provided herein.

         (c) Each Shareholder has consulted such legal counsel and financial advisors as he has deemed appropriate, in his sole discretion, with respect to his obligations under this Section 8.

    9.   LEGEND.

         (a) Each Shareholder shall stamp, print or type, or shall cause to be stamped, printed or typed, the following legend on the face of any certificate evidencing shares of the Common Stock or other securities of North Star held by such Shareholder or of Keystone received in the Merger:

              "THE VOTING, SALE, ASSIGNMENT, TRANSFER, PLEDGE,
         HYPOTHECATION OR OTHER ENCUMBRANCE OR DISPOSITION OF THE
         SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO AN AFFILIATE AGREEMENT DATED AS OF DECEMBER 6, 1996, A COPY OF WHICH IS ON FILE AT THE OFFICES OF THE COMPANY."

         (b) The foregoing legend shall be removed promptly after Keystone's publication of financial results covering a period of at least thirty (30) days of combined operations of Keystone and North Star following the Effective Time and replaced with a legend reasonably acceptable to counsel for Keystone and counsel for the Shareholders referring to restrictions under Rule 145.

    10.  STOP TRANSFER ORDERS.

         (a) North Star shall not register the transfer of any certificate representing any shares of the capital stock or other securities of North Star now held or hereafter acquired by any Shareholder, unless such transfer is made pursuant to the Merger Agreement.

         (b) Keystone shall not register the transfer of any certificate representing any shares of the Common Stock of Keystone received by a Shareholder in the Merger, except as expressly permitted by this Agreement.

    11. TERMINATION. All rights and obligations of the parties under this Agreement shall terminate upon the date upon which the Merger Agreement is terminated in accordance with Section 9.1 thereof.

    12. SUCCESSORS AND ASSIGNS. Neither this Agreement nor any of the rights or duties hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of each other party. Any assignment in violation of the foregoing shall be void. This Agreement and the obligations of a Shareholder hereunder shall attach to all shares of the capital stock of North Star now held or hereafter acquired by such Shareholder and shall inure to the benefit of and shall be binding upon any person to which legal or beneficial ownership of such shares shall pass, whether by operation of law or otherwise, including, but not limited to, the Shareholder's permitted heirs, representatives, successors or assigns. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of North Star, or the acquisition of any interest in additional shares of the capital stock of North Star by any Shareholder, the number of shares subject to the terms of this Agreement shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any interest in any additional shares of the capital stock of North Star issued to or acquired by such Shareholder.

    13.  INDEMNIFICATION.

         (a) Each party hereto shall indemnify each other party hereto and hold it harmless against and in respect of any and all payments, damages, demands, claims, losses, expenses, costs, obligations and liabilities (including, but not limited to, reasonable attorneys' fees and costs) which arise or result from or are related to any breach by such indemnifying party or failure by such indemnifying party to perform any of its representations, warranties, commitments, obligations, covenants or conditions hereunder. Consummation of the transactions contemplated hereby shall not be deemed or construed to be a waiver of any right or remedy of the indemnified party nor shall this section or any other provision of this Agreement be deemed or construed to be a waiver of any ground of defense by the indemnified party.

         (b) The party indemnified hereunder (the "Indemnitee") shall promptly notify the indemnifying party (the "Indemnitor") of the existence of any claim, demand or other matter involving liabilities to third parties to which the Indemnitor's indemnification obligations would apply and shall give the Indemnitor a reasonable opportunity to defend the same at its own expense and with counsel of its own selection (who shall be approved by the Indemnitee, which approval shall not be unreasonably withheld); PROVIDED, however, that the Indemnitee at all times also shall have the right to fully participate in the defense at its own expense. If the Indemnitor within a reasonable time after such notice fails to defend such claim, or fails to pursue such defense vigorously once commenced, the Indemnitee shall have the right, but not the obligation, to undertake the defense of, and to compromise or settle (exercising reasonable business judgment), the claim or other matter on behalf, for the account and at the risk and expense of the Indemnitor. Except as provided in the preceding sentence, the Indemnitee shall not compromise or settle the claim or other matter without the prior written consent of the Indemnitor in each instance. If the claim is one that cannot by its nature be defended solely by the Indemnitor, the Indemnitee shall make available all information and assistance that the Indemnitor reasonably may request; PROVIDED, however, that any associated expenses shall be paid by the Indemnitor.

    14. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. All representations, warranties and agreements made by the parties hereto in this Agreement (including, but not limited to, statements contained in any schedule or certificate or other instrument delivered by or on behalf of any party hereto or in connection with the transactions contemplated hereby) shall survive the date hereof and any investigations, inspections, examinations or audits made by or on behalf of any party.

    15. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, relating to the subject matter of this Agreement. No supplement, modification, waiver or termination of this Agreement shall be valid unless executed by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

    16. NOTICES. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given (i) if personally delivered, when so delivered, (ii) if mailed, one (1) week after having been placed in the mail, registered or certified, postage prepaid, addressed to the party to whom it is directed at the address set forth on the signature page hereof or (iii) if given by telex or telecopier, when such notice or other communication is transmitted to the telex or telecopier number specified on the signature page hereof and the appropriate answer back or telephonic confirmation is received. Any party may change the address to which such notices are to be addressed by giving the other parties notice in the manner herein set forth.

    17. GOVERNING LAW. The validity, construction and interpretation of this Agreement shall be governed in all respects by the laws of the State of California applicable to contracts made and to be performed wholly within that State.

    18. HEADINGS. Section and subsection headings are not to be considered part of this Agreement and are included solely for convenience and reference and in no way define, limit or describe the scope of this Agreement or the intent of any provisions hereof.

    19. ATTORNEYS' FEES. In the event any party takes legal action to enforce any of the terms of this Agreement, the unsuccessful party to such action shall pay the successful party's expenses (including, but not limited to, attorneys' fees and costs) incurred in such action.

    20. THIRD PARTIES. Nothing in this Agreement, expressed or implied, is intended to confer upon any person other than the parties hereto and their successors and assigns any rights or remedies under or by reason of this Agreement.

    21. INJUNCTIVE RELIEF. North Star and the Shareholders each hereby acknowledge and agree that the obligations of the Shareholders hereunder are unique and Keystone would not have an adequate remedy at law for money damages in the event of the breach or threatened breach of any provision of this Agreement. Accordingly, Keystone shall be entitled to temporary and injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, to enforce such provisions without the necessity of proving actual damages or being required to post any bond or undertaking in connection with any such action. This provision with respect to injunctive relief shall not diminish, however, the right of Keystone to any other relief or to claim and recover damages.

    22. COUNTERPARTS. This Agreement may be executed simultaneously in two or more counterparts, each one of which shall be deemed an original, but all of which shall constitute one and the same instrument.

    23. FURTHER ASSURANCES. Each party hereto shall, from time to time at and after the date hereof, execute and deliver such instruments, documents and assurances and take such further actions as the other party may reasonably request to carry out the purpose and intent of this Agreement.

    24.  JURISDICTION.

         (a) Each party hereto irrevocably submits to the non-exclusive jurisdiction of any court of the State of California or the United States of America sitting in the City of Los Angeles over any suit, action or proceeding arising out of or relating to this Agreement. To the fullest extent it may effectively do so under applicable law, each party irrevocably waives and agrees not to assert, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the establishment of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

         (b) Each party hereto agrees, to the fullest extent it may effectively do so under applicable law, that a judgment in any suit, action or proceeding of the nature referred to hereinabove brought in any such court shall be conclusive and binding upon such person and its successors and assigns and may be enforced in the courts of the United States of America or the State of California (or any other courts to the jurisdiction of which such person is or may be subject) by a suit upon such judgment.

         (c) Each party hereto consents to process being served in any suit, action or proceeding of the nature referred to hereinabove by mailing a copy thereof by registered or certified mail, postage prepaid, return receipt requested, to the address of the other set forth in Section 16. Each party agrees that such service (i) shall be deemed in every respect effective service of process upon such person in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by law, be taken and held to be valid personal service upon and personal delivery to such person.

    25. DEFINED TERMS. Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to them in the Merger Agreement.

    26. SEVERABLE PROVISIONS. If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

    IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Agreement as of the day and year first above written.

    KEYSTONE:                KEYSTONE AUTOMOTIVE INDUSTRIES, INC.


                             By \s\ Charles J. Hogarty
                                -----------------------------------------------
                                  Charles J. Hogarty, Chief Operating Officer
                                  700 East Bonita Avenue
                                  Pomona, California 91767

    NORTH STAR:              NORTH STAR PLATING COMPANY


                             By \s\ Ronald G. Brown
                                -----------------------------------------------
                                  Ronald G. Brown, President
                                  3621 Marshall Street, N.E.
                                  Minneapolis, Minnesota 55418

    SHAREHOLDERS:

                             \s\ Ronald G. Brown
                             --------------------------------------------------
                             RONALD G. BROWN
                             2001 Crestview Lane
                             Brainerd, Minnesota  56401
                             Number of shares:  4,272.2625


                             \s\ Kim D. Wood
                             --------------------------------------------------
                             KIM D. WOOD
                             12415 44th Avenue North
                             Plymouth, Minnesota  55442
                             Number of shares:  357.75

                                   SPOUSAL CONSENT

         I am the spouse of __________________, a Shareholder in the above Agreement. I understand that I may consult independent legal counsel as to the effect of this Agreement and the consequences of my execution of this Agreement and, to the extent I felt it necessary, I have discussed it with legal counsel. I hereby confirm this Agreement and agree that it shall bind my interest in the Shares, if any.



                                       -------------------------------
                                            (Print Name)



                                       -------------------------------
                                            (Signature)

                                      APPENDIX F


                  CALIFORNIA CORPORATIONS CODE, SECTIONS 1300 - 1304

SECTION 1300.  CORPORATE PURCHASE OF DISSENTING SHARES

    (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

    (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

         (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of
    Section 25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

         (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or
    (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph
    (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

         (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

         (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

         (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

SECTION 1301.  NOTICE TO DISSENTING SHAREHOLDERS; DEMAND FOR PURCHASE OF SHARES

    (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and
(4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

    (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

    (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

SECTION 1302.  SHAREHOLDER CERTIFICATES OR NOTICE; TIME LIMIT FOR SUBMISSION

    Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

SECTION 1303.  AGREED PRICE; INTEREST; FILING OF AGREEMENTS; TIME FOR PAYMENT

    (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

    (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

SECTION 1304. ACTION TO DETERMINE WHETHER SHARES ARE DISSENTING OR TO DETERMINE
              FAIR MARKET VALUE

    (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

    (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

    (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

                                      APPENDIX G

                          MINNESOTA BUSINESS CORPORATION ACT

302A.471.  RIGHTS OF DISSENTING SHAREHOLDERS

    Subdivision 1 ACTIONS CREATING RIGHTS. A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder's shares in the event of, any of the following corporate actions:

         (a) An amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:

              (1)  alters or abolishes a preferential right of the shares;

              (2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

              (3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;

              (4) excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section;

         (b) A sale, lease, transfer, or other disposition of all or substantially all of the property and assets of the corporation, but not including a transaction permitted without shareholder approval in section 302A.661, subdivision 1, or a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;

         (c) A plan of merger, whether under this chapter or under chapter 322B, to which the corporation is a party, except as provided in subdivision 3;

         (d) A plan of exchange, whether under this chapter or under chapter 322B to which the corporation is a party as the corporation whose shares will be acquired by the acquiring corporation, if the shares of the shareholder are entitled to be voted on the plan; or

         (e) Any other corporate action taken pursuant to a shareholder vote with respect to the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

    Subd. 2 BENEFICIAL OWNERS. (a) A shareholder shall not assert dissenters' rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

    (b) The beneficial owner of shares who is not the shareholder may assert dissenters' rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

    Subd. 3 RIGHTS NOT TO APPLY. Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of the surviving corporation in a merger, if the shares of the shareholder are not entitled to be voted on the merger.

    Subd. 4 OTHER RIGHTS. The shareholders of a corporation who have a right under this section to obtain payment for their shares do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

302A.473.  PROCEDURES FOR ASSERTING DISSENTERS' RIGHTS

    Subdivision 1 DEFINITIONS. (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

         (b) "Corporation" means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.

         (c) "Fair value of the shares" means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.

         (d) "Interest" means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section 549.09 for interest on verdicts and judgments.

    Subd. 2 NOTICE OF ACTION. If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

    Subd. 3 NOTICE OF DISSENT. If the proposed action must be approved by the shareholders, a shareholder who wishes to exercise dissenters' rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action.

    Subd. 4 NOTICE OF PROCEDURE; DEPOSIT OF SHARES. a. After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send to all shareholders who have complied with subdivision 3 and to all shareholders entitled to dissent if no shareholder vote was required, a notice that contains:

         (1) The address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;

         (2) Any restrictions on transfer of uncertified shares that will apply after the demand for payment is received;

         (3) A form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

         (4) A copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

    (b) In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

    Subd. 5 PAYMENT; RETURN OF SHARES. (a) After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:

         (1) The corporation's closing balance sheet and statement income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;

         (2) An estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and

         (3) A copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

    (b) The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

    (c) If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

    Subd. 6 SUPPLEMENTAL PAYMENT; DEMAND. If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter's own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

    Subd. 7 PETITION; DETERMINATION. If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the rules of civil procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the rules of civil procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the share, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

    Subd. 8 COSTS, FEES; EXPENSES. b. The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

    (b) If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

    (c) The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.


Laws 1981, c. 270, Section 81, eff. July 1, 1981. Amended by laws 1987, c. 104, Sections 30 to 33; Laws 1993, c. 17, Sections 41, 42.
534337

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

          The California General Corporations Law provides that California corporations may include provisions in their Articles of Incorporation relieving directors of monetary liability for breach of their fiduciary duty as directors, except for the liability of a director resulting from (i) any transaction from which the director derives an improper personal benefit, (ii) acts or omissions involving intentional misconduct or a knowing and culpable violation of law,
(iii) acts or omissions that a director believes to be contrary to the best interest of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iv) acts or omissions constituting an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, (v) acts or omissions showing a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders, (vi) any improper transaction between a director and the corporation in which the director has a material financial interest, or (vii) the making of an illegal distribution to shareholders or any illegal loan or guaranty. The Registrant's Restated Articles of Incorporation contain such a provision.

          The Bylaws of the Registrant require the Registrant to indemnify its directors and officers to the fullest extent permitted by applicable law.

          The Registrant has entered into indemnification agreements with its directors and executive officers that require the Registrant to indemnify the directors and executive officers to the fullest extent permitted by applicable law.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

          a.   Exhibits.

 EXHIBIT
    NO.      DESCRIPTION
 -------     -----------
2.1          Merger Agreement dated December 6, 1996.

3.1+++       Amended and Restated Bylaws of the Registrant.  [3.4]*

3.2+++       Restated Articles of Incorporation of the Registrant.  [3.5]*

4.1+++       Form of stock certificate.

5.1**        Opinion of Manatt, Phelps & Phillips, LLP.

8.2**        Opinion of Fredrikson & Byron, P.A. regarding tax matters.

10.1+ Employment Agreement dated June 20, 1996, between the Registrant and Virgil K. Benton II. [10.1]*

10.2+ Employment Agreement dated June 20, 1996, between the Registrant and Charles J. Hogarty. [10.2]*

10.3+ Employment Agreement dated June 20, 1996, between the Registrant and Al A. Ronco. [10.3]*

10.4+ Employment Agreement dated June 20, 1996, between the Registrant and Robert L. Blanton. [10.4]*

10.5         Form of Employment Agreement between North Star and Ronald G.
             Brown.

10.6         Form of Employment Agreement between North Star and Kim D. Wood.

10.7+ Indemnification Agreement dated June 20, 1996, between the Registrant and Virgil K. Benton II. [10.5]*

10.8+ Indemnification Agreement dated June 20, 1996, between the Registrant and Charles J. Hogarty. [10.6]*

10.9+ Indemnification Agreement dated June 20, 1996, between the Registrant and Al A. Ronco. [10.7]*

 EXHIBIT
    NO.      DESCRIPTION
 -------     -----------

10.10+ Indemnification Agreement dated June 20, 1996, between the Registrant and Robert L. Blanton. [10.8]*

10.11+ Indemnification Agreement dated June 20, 1996, between the Registrant and John M. Palumbo. [10.9]*

10.12 Form of Indemnification Agreement between Keystone Automotive Industries, Inc. and Ronald G. Brown.

10.13 Form of Indemnification Agreement between Keystone Automotive Industries, Inc. and Kim D. Wood.

10.14+ Keystone Automotive Industries, Inc. 1996 Stock Incentive Plan, together with forms of incentive stock option, non-qualified stock option and restricted stock agreements. [10.10]*

10.15+ The Registrant's Employee Defined Benefit Pension Plan, as amended. [10.11]*

10.16+       The Registrant's Employee Stock Ownership Plan, as amended.
             [10.12]*

10.17+       The Registrant's 1989 Restricted Stock Option Plan.  [10.13]*

10.18+ Lease Agreement, dated January 5, 1995, between V-JAC Properties, Ltd. and the Registrant. [10.14]*

10.19+ Lease Agreement, dated January 5, 1995, between B-J Properties, Ltd. and the Registrant. [10.15]*

10.20+ Lease and Option Agreement, dated April 1, 1995, between Benton Real Properties, Inc. and the Registrant. [10.16]*

10.21+ Lease and Option Agreement, dated January 1, 1991, between Benton Real Properties, Inc. and the Registrant. [10.17]*

10.22+ Lease Agreement, dated January 5, 1995, between V-JAC Properties, Ltd. and the Registrant. [10.18]*

10.23+ Loan and Security Agreement, dated December 17, 1990, between Union Bank and the Registrant, as amended. [10.19]*

10.24++      Letter dated May 24, 1996 from Union Bank to the Registrant.
             [10.19.1]*

10.25+ Term Loan Rider, dated December 17, 1990, between Union Bank and the Registrant. [10.20]*

10.26+ Inventory Rider Agreement, dated December 17, 1990, between Union Bank and the Registrant, as amended. [10.21]*

10.27+ Term Promissory Note, dated December 17, 1990, by the Registrant in favor of Union Bank. [10.22]*

10.28+ Letter of Credit/Bankers Acceptance Rider, dated December 17, 1990, between Union Bank and the Registrant, as amended. [10.23]*

10.29+ ERISA Rider, dated December 17, 1990, between Union Bank and the Registrant. [10.24]*

10.30+ Equipment Rider, dated December 17, 1990, between Union Bank and the Registrant, as amended. [10.25]*

10.31+ Waiver Letter, dated April 15, 1994, between Union Bank and the Registrant. [10.26]*

10.32+ Promissory Note, dated September 28, 1992, from the Registrant to the order of Bumper Exchange, Inc. [10.27]*

10.33 Underwriting Agreement dated June 20, 1996, among the Registrant, certain selling shareholders and Morgan Keegan & Company, Inc. and Crowell, Weedon & Co., as representatives of the several underwriters.

10.34 Letter Agreement dated January 15, 1996, between Registrant and Crowell, Weedon & Co.

 EXHIBIT
    NO.      DESCRIPTION
 -------     -----------

10.35 Affiliate Agreement dated December 6, 1996, among the Registrant, North Star Plating Company, Ronald G. Brown and Kim D. Wood.

10.36 Form of Registration Rights Agreement among the Registrant, North Star Plating Company, Ronald G. Brown and Kim D. Wood.

10.37 Voting Agreement dated December 6, 1996, among the Registrant, North Star Plating Company, Virgil K. Benton, II, Charles J. Hogarty, Al A. Ronco, Robert L. Blanton and John M. Palumbo.

23.1         Consent of Ernst & Young LLP, independent auditors of Keystone.

23.2         Consent of Ernst & Young LLP, independent auditors of North Star.

23.3         Consent of Manatt, Phelps & Phillips, LLP (see Exhibit 5.1).

23.4         Consent of Fredrikson and Byron, P.A. (see Exhibit 8.2).

23.5**       Consent of FMV Opinions, Inc.

24.1         Power of Attorney (see signature page).

27.1***      Financial Data Schedule.

99.1         Keystone Proxy Card.

------------------

*            Indicates the exhibit number of the document in the original filing.
**           To be filed by amendment.
***          Not applicable - no updated interim or annual financial
             statements.
+            Filed as an exhibit to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 18, 1996 (File
             No. 333-3994).
++           Filed as an exhibit to Amendment No. 1 to the Registration
             Statement on Form S-1 filed with the Securities and Exchange
             Commission on May 30, 1996.
+++          Filed as an exhibit to Amendment No. 2 to the Registration
             Statement on Form S-1 filed with the Securities and Exchange
             Commission on June 17, 1996.


          b.   Financial Statement Schedules:

          Schedule II Valuation and Qualifying Accounts -- Keystone Automotive Industries, Inc.
          Schedule II Valuation and Qualifying Accounts -- North Star Plating Company

          All other schedules are omitted because they are not applicable or the required information is shown in the Registrant's financial statements or the related notes thereto.

ITEM 22.  UNDERTAKINGS

          (a)  The undersigned Registrant hereby undertakes:

               (i) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                    (A) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                    (B) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                    (C) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

               (ii) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officer and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (b) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Proxy Statement/Information Statement/Prospectus pursuant to Item 4 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

          (c) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pomona, State of California, on December 20, 1996.

                              KEYSTONE AUTOMOTIVE INDUSTRIES, INC.


                              By   /s/ CHARLES J. HOGARTY
                                   -----------------------------------
                                   Charles J. Hogarty,
                                   Chief Operating Officer


                                POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles J. Hogarty and Robert L. Blanton, and either of them, his attorneys-in-fact, with full power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitutes, may do or cause to be done by virtue thereof.

          Pursuant to the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


        SIGNATURE                                        TITLE                            DATE
        ---------                                        -----                            ----
/s/ VIRGIL K. BENTON II       Chairman of the Board and Chief Executive Officer
-----------------------       (Principal Executive Officer)                         December 20, 1996
    Virgil K. Benton II

/s/ CHARLES J. HOGARTY        President, Chief Operating Officer and Director
----------------------
    Charles J. Hogarty                                                              December 20, 1996

/s/     AL A. RONCO           Executive Vice President, Secretary and Director
----------------------
    Al A. Ronco                                                                     December 20, 1996

/s/ ROBERT L. BLANTON         Vice President -- Finance
----------------------        (Principal Financial and Accounting Officer)
    Robert L. Blanton                                                               December 20, 1996


/s/   JOHN M. PALUMBO         Vice President and Treasurer
-----------------------
      John M. Palumbo                                                               December 20, 1996

/s/ TIMOTHY C. MCQUAY         Director
-----------------------
    Timothy C. McQuay                                                               December 20, 1996

/s/ GEORGE E. SEEBART         Director
-----------------------
    George E. Seebart                                                               December 20, 1996


         REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULES


The Board of Directors and Shareholders
Keystone Automotive Industries, Inc.

          We have audited the financial statements of Keystone Automotive Industries, Inc. as of March 29, 1996, and March 31, 1995 and for each of the three years in the period ended March 29, 1996, and have issued our report thereon dated May 24, 1996 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule of Keystone Automotive Industries, Inc. listed in Item 21(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

          In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                              ERNST & YOUNG LLP

Los Angeles, California
May 24, 1996

                                                                      Item 21(b)

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                              ADDITIONS
                                                                              ---------
                                                                 BALANCE AT   CHARGED TO  CHARGED TO              BALANCE AT
                                                                BEGINNING OF   COSTS AND    OTHER                   END OF
                  DESCRIPTION                                      PERIOD      EXPENSES    ACCOUNTS    DEDUCTIONS   PERIOD
--------------------------------------------------------        ------------  ----------  ----------   ---------- ----------
Year ended March 25, 1994
   Reserve and allowances deducted from asset accounts:
        Allowance for uncollectible accounts . . . . . .        $    359      $    253    $     --     $   239(1)   $   373
        Allowance for slow-moving inventory. . . . . . .        $     --      $    147    $     --     $   147      $    --
Year ended March 31, 1995
   Reserve and allowances deducted from asset accounts:
        Allowance for uncollectible accounts . . . . . .             373           229          --         226(1)       376
        Allowance for slow-moving inventory. . . . . . .              --         1,263          --          43        1,220
Year ended March 31, 1996
   Reserve and allowances deducted form asset accounts:
        Allowance for uncollectible accounts . . . . . .             376           241          --          33(1)       280
        Allowance for slow-moving inventory. . . . . . .           1,220           542          --       1,508          254

-----------------
(1)  Uncollectible accounts written off, net of recoveries.

        REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULES


The Board of Directors
North Star Plating Company

              We have audited the financial statements of North Star Plating Company as of September 30, 1996, 1995 and for each of the three years in the period ended September 30, 1996, and have issued our report thereon dated November 11, 1996 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule of North Star Plating Company listed in Item 21(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

              In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                       ERNST & YOUNG LLP

Minneapolis, Minnesota
November 11, 1996

                                                                      Item 21(b)


                           NORTH STAR PLATING COMPANY

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                                  ADDITIONS
                                                                                  ---------
                                                                 BALANCE AT   CHARGED TO  CHARGED TO                BALANCE AT
                                                                BEGINNING OF   COSTS AND    OTHER                     END OF
                  DESCRIPTION                                      PERIOD      EXPENSES    ACCOUNTS    DEDUCTIONS     PERIOD
--------------------------------------------------------        ------------  ----------  ----------   ----------   ----------
Year ended September 30, 1994
     Reserve and allowances deducted from asset accounts:
        Allowance for uncollectible accounts . . . . . .        $      35     $      52        --      $     37(1)  $      50
Year ended September 30, 1995
     Reserve and allowances deducted from asset accounts:
        Allowance for uncollectible accounts . . . . . .               50            64        --            39(1)         75
Year ended September 30, 1996
     Reserve and allowances deducted from asset accounts:
        Allowance for uncollectible accounts . . . . . .               75           259        --            89(1)        245


-----------------
(1)  Uncollectible accounts written off, net of recoveries.